                       [LOGO OF PACIFICORP APPEARS HERE]

                             RECOMMENDED CASH OFFER

                                      FOR

                              THE ENERGY GROUP PLC

                                   PACIFICORP

                             RECOMMENDED CASH OFFER

                                      for

                              THE ENERGY GROUP PLC

                        690 PENCE PER ENERGY GROUP SHARE
                       (Pounds)27.60 PER ENERGY GROUP ADS

  . plus retention of right to receive a dividend of 5.5 pence (net) per Energy Group Share to be paid on 4 July 1997

  .   including the dividend referred to above, represents:

              . a premium of approximately 24 per cent. to the price of an Energy Group Share on 9 June 1997 (the day immediately prior to the talks announcement made by The Energy Group) and

              . a premium of approximately 31 per cent. to the price of an Energy Group Share on 13 May 1997 (the date one month before the Offer was announced)

  .   includes a Loan Note Alternative

  IF YOU HAVE ANY QUESTIONS ON THE OFFER, PLEASE CALL THE SHAREHOLDER HELPLINES ON 0345 573 838 (UK) OR 1-800-733-8481 EXT. 475 (US). IF YOU
  HAVE ANY QUESTIONS REGARDING THE ACCEPTANCE FORM, PLEASE CALL THE UK RECEIVING AGENT ON 0181 639 2166 OR THE US DEPOSITARY ON 1-800-733-8481 EXT. 475.

OFFER TO PURCHASE DATED 30 JUNE 1997

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

WHEN CONSIDERING WHAT ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED IMMEDIATELY TO SEEK YOUR OWN FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES ACT 1986.

If you have sold or otherwise transferred all your Energy Group Securities, please send this document, together with the accompanying documents (but NOT the Form of Acceptance if it is personalised), as soon as possible, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. HOWEVER, SUCH DOCUMENTS SHOULD NOT BE FORWARDED OR TRANSMITTED IN OR INTO CANADA, AUSTRALIA OR JAPAN.

Goldman Sachs International, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for PacifiCorp Acquisitions and PacifiCorp and for no one else in connection with the Offer and will not be responsible to anyone other than PacifiCorp Acquisitions and PacifiCorp for providing the protections afforded to its customers or for giving advice in relation to the Offer. Goldman Sachs International is acting through Goldman, Sachs & Co. for the purposes of making the Offer in and into the United States.

Lazard and Morgan Stanley & Co. Limited, which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for The Energy Group and for no one else in connection with the Offer and will not be responsible to anyone other than The Energy Group for providing the protections afforded to their customers or for giving advice in relation to the Offer.

-------------------------------------------------------------------------------

                       [LOGO OF PACIFICORP APPEARS HERE]

                            RECOMMENDED CASH OFFER

                                      by

                          GOLDMAN SACHS INTERNATIONAL

                                 ON BEHALF OF

                            PACIFICORP ACQUISITIONS

                    A WHOLLY-OWNED SUBSIDIARY OF PACIFICORP

                                      for

                             THE ENERGY GROUP PLC

-------------------------------------------------------------------------------

A letter of recommendation from the Chairman of The Energy Group is set out on pages 5 to 7 of this document.

The Initial Offer Period will expire at 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 29 July 1997, unless extended. At the conclusion of the Initial Offer Period, including any extension thereof, if all the Conditions of the Offer have been satisfied, fulfilled or, where permitted, waived, the Offer will be extended for a Subsequent Offer Period of at least 14 calendar days. Holders of Energy Group Securities will have withdrawal rights during the Initial Offer Period, including any extension thereof, but not during the Subsequent Offer Period.

COMPLETED ACCEPTANCE FORMS SHOULD BE RETURNED AS SOON AS POSSIBLE, BUT, IN ANY EVENT, SO AS TO BE RECEIVED BY NO LATER THAN 3.00 P.M. (LONDON TIME), 10.00 A.M. (NEW YORK CITY TIME) ON 29 JULY 1997. THE PROCEDURE FOR ACCEPTANCE OF THE OFFER IS SET OUT ON PAGES 14 TO 17 OF THIS DOCUMENT AND IN THE ACCOMPANYING ACCEPTANCE FORM.

The Offer is not being made, directly or indirectly, in or into Canada, Australia or Japan. Accordingly, neither this document nor Acceptance Forms are to be mailed or otherwise distributed or sent in or into Canada, Australia or Japan.

The Loan Notes to be issued pursuant to the Offer have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any state or district of the United States, will not be the subject of a prospectus under the securities laws of any province of Canada and will not be registered under any relevant securities laws of any other country. The Loan Notes are not being offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

                      APPLICABLE DISCLOSURE REQUIREMENTS

  The Offer is made for securities of a UK company and, while the Offer is subject to UK and US disclosure requirements, US investors should be aware that this document has been prepared in accordance with UK format and style, which differs from US format and style. In particular, the Appendices to this document contain information concerning the Offer responsive to US disclosure requirements that may be material and has not been summarised elsewhere. In addition, the summary financial statements of The Energy Group herein have been prepared in accordance with UK GAAP, and thus may not be comparable to financial statements of US companies.

                     REDUCTION OF THE ACCEPTANCE CONDITION

  The Offer is conditional, amongst other things, on valid acceptances being received (and not, where permitted, withdrawn) by the Initial Closing Date in respect of not less than 90 per cent. in nominal value of Energy Group Securities to which the Offer relates, or such lesser percentage as PacifiCorp Acquisitions may decide, provided that such Condition (the "Acceptance Condition") shall not be satisfied unless PacifiCorp Acquisitions and its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, Energy Group Securities carrying in the aggregate more than 50 per cent. of the voting rights then exercisable at general meetings of The Energy Group. PacifiCorp Acquisitions expects that it will reduce the percentage of Energy Group Securities required to satisfy the Acceptance Condition at some time prior to all the Conditions being satisfied, fulfilled or, where permitted, waived. At least five Business Days prior to any such reduction, PacifiCorp Acquisitions will announce that it has reserved the right so to reduce the Acceptance Condition. PacifiCorp Acquisitions will not make such an announcement unless PacifiCorp Acquisitions believes there is a significant possibility that sufficient Energy Group Securities will be tendered to permit the Acceptance Condition to be satisfied at such reduced level. Holders of Energy Group Securities who are not willing to accept the Offer if the Acceptance Condition is reduced to the minimum permitted level should either not accept the Offer until the Subsequent Offer Period or be prepared to withdraw their acceptances promptly following an announcement by PacifiCorp Acquisitions of its reservation of the right to reduce the Acceptance Condition.

                             RULE 10B-13 EXEMPTION

  In accordance with normal UK practice, PacifiCorp Acquisitions or its nominees or brokers (acting as agents for PacifiCorp Acquisitions) or another subsidiary of PacifiCorp may make certain purchases of Energy Group Securities outside the United States during the period in which the Offer remains open for acceptance and affiliates of Goldman Sachs International and Morgan Stanley will continue to act as market makers for Energy Group Shares on the London Stock Exchange pursuant to relief granted by the SEC staff from Rule 10b-13 under the Exchange Act. For further details on this relief, see paragraph 3 of Appendix V ("Stock Exchange quotations, market price data and principal purchases") below.

                          OFFER IN THE UNITED STATES

  The Offer is being made in the United States by Goldman Sachs International acting through Goldman, Sachs & Co. References in this document to the Offer being made by Goldman Sachs International should be read accordingly.

                          CONVERSION INTO US DOLLARS

  Holders of Energy Group Shares may receive US dollars instead of pounds sterling on the basis described in paragraph 15(f) of the letter from Goldman Sachs International included in this document. Holders of Energy Group ADSs evidenced by Energy Group ADRs, unless they elect to receive pounds sterling, will receive US dollars on the basis described in the same paragraph. The attention of all holders of Energy Group Securities is drawn to the description in that paragraph of the mechanism for converting pounds sterling into US dollars and of the exchange rate risks attached thereto.

                             FINANCIAL INFORMATION

  The extracts from the consolidated financial statements of, and other information relating to PacifiCorp appearing in this document are presented in US dollars and have been prepared in accordance with US GAAP. US GAAP differs in certain respects from UK GAAP.

                                RULE 8 NOTICES

  Any person who, alone or acting together with any other person(s) pursuant to any agreement or any understanding (whether formal or informal) to acquire or control securities of The Energy Group, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of The Energy Group is generally required under the provisions of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the Initial Offer Period. Dealings by The Energy Group or their respective "associates" (within the meaning of the City Code) in any class of securities of The Energy Group during the Initial Offer Period must also be so disclosed. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         -----
Letter from the Chairman of The Energy Group............................     5
Letter from Goldman Sachs International.................................     9
Appendix I: Conditions and Further Terms of the Offer...................   I-1
  Part A: Conditions of the Offer.......................................   I-1
  Part B: Further Terms of the Offer....................................   I-6
   1. Acceptance Period.................................................   I-6
   2. Announcements.....................................................   I-7
   3. Rights of withdrawal..............................................   I-8
   4. The Loan Note Alternative.........................................  I-10
   5. Effects of elections..............................................  I-10
   6. Revisions of the Offer and/or the Loan Note Alternative...........  I-10
   7. General...........................................................  I-11
   8. Overseas shareholders.............................................  I-12
   9. Procedures for tendering Energy Group ADSs........................  I-14
  10. Procedures for tendering Energy Group Shares......................  I-17
  11. Forms of Acceptance...............................................  I-20
  12. Certain provisions concerning acceptances.........................  I-24
  13. Substitute Acceptance Forms.......................................  I-25
  14. Settlement........................................................  I-25
  15. Currency of consideration.........................................  I-25
Appendix II: Summary of the Terms of the Loan Notes.....................  II-1
Appendix III: Financial and Other Information on the TEG Group.......... III-1
Appendix IV: Financial and Other Information on PacifiCorp Acquisitions
 and PacifiCorp.........................................................  IV-1
Appendix V: Additional Information......................................   V-1
   1. Responsibility....................................................   V-1
   2. Directors.........................................................   V-1
   3. Stock Exchange quotations, market price data and principal pur-
   chases...............................................................   V-1
   4. Shareholdings and dealings........................................   V-2
   5. Irrevocable undertakings..........................................   V-8
   6. Service agreements of the directors of The Energy Group and re-
   lated matters........................................................   V-8
   7. Other information.................................................  V-10
   8. Material contracts................................................  V-11
   9. Background to the Offer...........................................  V-13
  10. Financing arrangements............................................  V-15
  11. Compulsory acquisition............................................  V-20
  12. Certain consequences of the Offer.................................  V-20
  13. Legal and regulatory matters......................................  V-21
  14. United Kingdom taxation...........................................  V-24
  15. United States federal income taxation.............................  V-26
  16. Fees and expenses.................................................  V-27
  17. Sources of information and bases of calculation...................  V-28
  18. Documents available for inspection................................  V-29
Appendix VI: Definitions................................................  VI-1

                 LETTER FROM THE CHAIRMAN OF THE ENERGY GROUP


                  [LOGO OF THE ENERGY GROUP PLC APPEARS HERE]
                                                               117 Piccadilly
                                                               London W1V 9FJ


                                                                    30 June
                                                                    1997

To holders of Energy Group Securities and, for information only, to the members of the Energy Group Share Schemes

Dear shareholder or ADS holder,

  RECOMMENDED CASH OFFER ON BEHALF OF PACIFICORP ACQUISITIONS FOR THE ENERGY
                                     GROUP

  On 13 June 1997, your board and the board of PacifiCorp announced the terms of a recommended cash offer for The Energy Group to be made on behalf of PacifiCorp Acquisitions, a wholly-owned subsidiary of PacifiCorp. I wrote to you with details of that announcement on 16 June 1997. This letter sets out the background to the Offer and the reasons why your board is recommending all holders of Energy Group Securities to accept the Offer. The formal Offer, which is subject to the conditions set out in Part A of Appendix I to this document, is contained in the letter from Goldman Sachs International on pages 9 to 20 of this document.

1. TERMS OF THE OFFER

  The Offer (excluding the dividend referred to below) values the equity of The Energy Group at approximately (Pounds)3,659 million (assuming the exercise in full of all outstanding options and the vesting of all outstanding awards under the Energy Group Share Schemes). Including the dividend referred to below, the Offer represents a premium of approximately 31 per cent. to the Closing Price of 529.5 pence per Energy Group Share on 13 May 1997, the Business Day one month before the announcement of the Offer on 13 June 1997 and a premium of approximately 24 per cent. to the Closing Price of 561.5 pence per Energy Group Share on 9 June 1997, the last Business Day before the announcement by The Energy Group that it was involved in talks with PacifiCorp in relation to the Offer.

  The Offer is being made on the following basis:

  FOR EACH ENERGY GROUP SHARE          690 PENCE; AND


  FOR EACH ENERGY GROUP ADS            (Pounds)27.60

  In addition, holders of Energy Group Shares on the register of members at the close of business on 27 June 1997 will retain the right to receive the dividend of 5.5 pence (net) per Energy Group Share which was announced on 13 June 1997 and is to be paid on 4 July 1997. This dividend will be paid in US dollars to holders of Energy Group ADSs in accordance with the terms of the Deposit Agreement.

  As an alternative to some or all of the cash consideration receivable under the Offer, holders of Energy Group Shares who accept the Offer (apart from US citizens or residents and certain other overseas persons) may elect to receive Loan Notes instead of cash on the following basis:

  FOR EVERY (Pounds)1 OF CASH CONSIDERATION
                                       (Pounds)1 NOMINAL OF LOAN NOTES

  A summary of the tax effects for holders of Energy Group Shares resident for tax purposes in the UK who accept the Offer is set out in paragraph 14 of Appendix V ("United Kingdom taxation") below. A summary of the tax effects for holders of Energy Group Securities who are citizens or residents of the US, US domestic corporations or otherwise taxed as United States residents is set out in paragraph 15 of Appendix V ("United States federal income taxation") below.

2. BACKGROUND TO AND REASONS FOR THE OFFER

  On our demerger from Hanson in February 1997, we stated that it was our intention to establish The Energy Group as a leading international energy business, building on our operations across the value chain in the UK, North America and Australia. The Energy Group has pursued this strategy and investigated a number of acquisition and investment opportunities. On 16 April 1997, we announced an agreement with the Hindusthan Development Corporation to develop a (Pounds)580 million 500 megawatt power station and lignite mine in the state of Rajasthan, India. On 20 May 1997, we announced the completion of the acquisition of Citizens Power LLC, one of the leading power marketers in the US and a pioneer of this activity. On 13 June 1997, we announced our results for the six months ended 31 March 1997, which demonstrate the steady progress that The Energy Group has made. These results are set out in Appendix III below.

  The combination of The Energy Group and PacifiCorp will create a group with the scale and scope of operations to compete more effectively in international energy markets. The combined entity will also benefit from the skills we have acquired from operating in the deregulated energy environment in the UK. The Offer price recognises The Energy Group's potential contribution to the combined entity, which reflects the progress that has been made since the Demerger. Your board believes that the combination will allow The Energy Group's stated strategy to be pursued within a larger group and that it is in the best interests of both customers and employees of The Energy Group.

  In considering the Offer, your board compared the benefits to shareholders of realising an immediate premium on their investment with the benefits to them of remaining as shareholders in The Energy Group as an independent company. Following such consideration and taking into account the advice of its financial advisers as described below, your board unanimously agreed to recommend the Offer.

3. DIRECTORS, MANAGEMENT AND EMPLOYEES

  PacifiCorp Acquisitions has given assurances to the board of The Energy Group that the existing employment rights, including pension rights, of all directors, management and employees of the TEG Group, will be fully safeguarded. Your attention is also drawn to paragraph 9 of the accompanying letter from Goldman Sachs International.

4. ACTION TO BE TAKEN TO ACCEPT THE OFFER

  The procedure for acceptance of the Offer is set out on pages 15 to 18 of this document and in the Acceptance Form. The Initial Closing Date will be
3.00 p.m. (London time), 10.00 a.m. (New York City time), on 29 July 1997, unless extended.

5. HELPLINES FOR THE OFFER

  IF YOU HAVE ANY QUESTIONS ON THE OFFER, PLEASE CALL THE SHAREHOLDER HELPLINES ON 0345 573838 (UK) OR 1-800-733-8481 EXT. 475 (US). IF YOU HAVE ANY
QUESTIONS REGARDING THE ACCEPTANCE FORM, PLEASE CALL THE UK RECEIVING AGENT ON 0181 639 2166 OR THE US DEPOSITARY ON 1-800-733-8481 EXT. 475.

6. RECOMMENDATION OF THE OFFER

  The board of The Energy Group, which has been so advised by Lazard and Morgan Stanley, its financial advisers, considers the terms of the Offer to be fair and reasonable. In providing advice to the board of The Energy Group, Lazard and Morgan Stanley have taken account of the board's commercial assessment of the Offer. Accordingly, the directors of The Energy Group unanimously recommend all holders of Energy Group Shares and Energy Group ADSs to accept the Offer, as they have irrevocably undertaken to do in respect of their personal holdings of 116,385 Energy Group Shares and 1,550 Energy Group ADSs.

                               Yours faithfully,

                                DEREK C. BONHAM
                                   Chairman




      Registered in England and Wales No. 3257256. Registered Office: 117
                          Piccadilly, London WIV 9FJ

                      [This page intentionally left blank]

-------------------------------------------------------------------------------

Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, England Tel: 0171-774 1000,
Telex: 94015777, Cable: goldsachs london

                     [LOGO OF GOLDMAN SACHS APPEARS HERE]

-------------------------------------------------------------------------------

                                                                   30 June 1997

To holders of Energy Group Securities and, for information only, to participants in the Energy Group Share Schemes

Dear Sir/Madam

 RECOMMENDED CASH OFFER BY GOLDMAN SACHS INTERNATIONAL ON BEHALF OF PACIFICORP
                       ACQUISITIONS FOR THE ENERGY GROUP

1.INTRODUCTION

  On 13 June 1997, the boards of PacifiCorp and The Energy Group announced the terms of a recommended cash offer to be made by Goldman Sachs International on behalf of PacifiCorp Acquisitions for all issued and to be issued Energy Group Securities. This letter contains the formal Offer. Your attention is drawn to the letter from the Chairman of The Energy Group, which contains the recommendation of the directors of The Energy Group, set out on pages 5 to 7 of this document.

  The Offer and this document are subject to the applicable requirements of both the UK City Code and US federal securities laws.

2.THE OFFER

  On behalf of PacifiCorp Acquisitions, we hereby offer to purchase, upon the terms and subject to the Conditions set out in this document and in the relevant Acceptance Form, all outstanding Energy Group Securities, for 690 pence in cash per Energy Group Share and (Pounds)27.60 in cash per Energy Group ADS, together with the benefit of the Loan Note Alternative referred to in paragraph 4 below.

  Holders of Energy Group Shares will also retain the right to receive a dividend of 5.5 pence (net) per Energy Group Share which was announced on 13 June 1997 and is to be paid on 4 July 1997 to holders of Energy Group Shares on the register of members at the close of business on 27 June 1997. This dividend will be paid in US dollars to holders of Energy Group ADSs in accordance with the terms of the Deposit Agreement.

  The Offer values the equity of The Energy Group at approximately (Pounds)3,659 million (assuming the exercise in full of all outstanding options and the vesting of all outstanding awards under the Energy

Group Share Schemes), excluding the value of the dividend referred to above. Including the dividend referred to above, the Offer represents a premium of approximately 31 per cent. to the Closing Price of 529.5 pence per Energy Group Share on 13 May 1997, the Business Day one month before the announcement of the Offer on 13 June 1997 and a premium of approximately 24 per cent. to the Closing Price of 561.5 pence per Energy Group Share on 9 June 1997, the last Business Day before the announcement by The Energy Group that it was involved in talks with PacifiCorp in relation to the Offer.

  Energy Group Securities will be acquired under the Offer fully paid and free from all liens, charges, equities, encumbrances and other interests and together with all rights now and hereafter attaching thereto, including, without limitation, the right to receive and retain all dividends (other than the right to receive and retain the dividend referred to above), interest and other distributions (if any) declared, made or paid on or after 13 June 1997, the date on which the Offer was announced.

  TO ACCEPT THE OFFER YOU SHOULD RETURN THE RELEVANT ACCEPTANCE FORM AS SOON AS POSSIBLE AND, IN ANY EVENT, SO AS TO BE RECEIVED BY THE UK RECEIVING AGENT OR THE US DEPOSITARY NO LATER THAN 3.00 P.M. (LONDON TIME), 10.00 A.M. (NEW YORK CITY TIME) ON 29 JULY 1997. THE PROCEDURE FOR ACCEPTANCE OF THE OFFER IS SET OUT IN PARAGRAPH 13 ("PROCEDURE FOR ACCEPTANCE OF THE OFFER") BELOW, IN PARAGRAPHS 9, 10 AND 11 OF PART B OF APPENDIX I BELOW AND IN THE ACCOMPANYING ACCEPTANCE FORM.

3. TERMS AND CONDITIONS OF THE OFFER

  The Offer is subject to the further terms and Conditions set out in Appendix I below. The following summary of certain of the terms and Conditions of the Offer is subject to and qualified in its entirety by reference to Appendix I below.

  The Offer is conditional on, amongst other things, valid acceptances being received (and not, where permitted, withdrawn) by the Initial Closing Date in respect of not less than 90 per cent. in nominal value of Energy Group Securities to which the Offer relates (the "90 per cent. threshold"), or such lesser percentage as PacifiCorp Acquisitions may decide, provided that the Acceptance Condition shall not be satisfied unless PacifiCorp Acquisitions and its wholly-owned subsidiaries shall have acquired or agreed to acquire (in accordance with the requirements of Notes 4 to 6 of Rule 10 of the City Code, to which reference is made in paragraph 12(b) of Part B of Appendix I below), whether pursuant to the Offer or otherwise, Energy Group Securities carrying in the aggregate more than 50 per cent. of the voting rights then exercisable at general meetings of The Energy Group. If the 90 per cent. threshold is satisfied before the Initial Closing Date, the Acceptance Condition (subject to any permitted reduction in the acceptance threshold) must continue to be satisfied on the Initial Closing Date, by reference to the facts then subsisting.

  PacifiCorp Acquisitions expects that it will reduce the percentage of Energy Group Securities required to satisfy the Acceptance Condition at some time prior to all the Conditions being satisfied, fulfilled or, where permitted, waived. At least five Business Days prior to any reduction in the percentage of Energy Group Securities required to satisfy the Acceptance Condition, PacifiCorp Acquisitions will announce that it has reserved the right so to reduce the Acceptance Condition. PacifiCorp Acquisitions will not make such an announcement unless PacifiCorp Acquisitions believes there is a significant possibility that sufficient Energy Group Securities will be tendered to permit the Acceptance Condition to be satisfied at such reduced level. Holders of Energy Group Securities who are not willing to accept the Offer if the Acceptance Condition is reduced to the minimum permitted level should either not accept the Offer until the Subsequent Offer Period or be prepared to withdraw their acceptances promptly following an announcement by PacifiCorp Acquisitions of its reservation of the right to reduce the Acceptance Condition.

  The Initial Offer Period will expire at 3.00 p.m. (London time), 10.00 a.m. (New York City time), on 29 July 1997, unless extended. At the conclusion of the Initial Offer Period, including any extension thereof, if all Conditions have been satisfied, fulfilled or, where permitted, waived, the Offer will be extended for a Subsequent Offer Period of at least 14 calendar days. Holders of Energy Group

Securities will have the right to withdraw their acceptances of the Offer during the Initial Offer Period, but not during the Subsequent Offer Period, except in certain limited circumstances. PacifiCorp Acquisitions reserves the right (but will not be obliged) at any time to extend the Initial Offer Period, provided that PacifiCorp Acquisitions may not extend the Initial Offer Period beyond 29 August 1997 without the consent of the Panel. PacifiCorp Acquisitions reserves the right, if appropriate, to seek the Panel's approval to extend the final date for expiry of the Initial Offer Period to 19 September 1997, or such later date as the Panel may agree. PacifiCorp Acquisitions may terminate any extension of the Initial Offer Period (other than an extension required by the City Code or the Exchange Act) prior to its scheduled expiry if all Conditions have been satisfied, fulfilled or, where permitted, waived. In that case, the Initial Offer Period and, consequently, withdrawal rights, except in certain limited circumstances, will terminate immediately.

  If all of the Conditions are satisfied, fulfilled or, where permitted, waived within the time permitted, payment for tendered Energy Group Securities will be made as provided in paragraph 15 ("Settlement") below.

  If all Conditions are satisfied, fulfilled or, where permitted, waived and PacifiCorp Acquisitions acquires or contracts to acquire, pursuant to the Offer or otherwise, at least 90 per cent. in value of Energy Group Securities to which the Offer relates, it will be entitled to and intends to acquire the remaining Energy Group Securities on the same terms as the Offer pursuant to and subject to sections 428 to 430F (inclusive) of the Companies Act. See paragraph 11 of Appendix V ("Compulsory acquisition") below.

  If all Conditions are satisfied, fulfilled or, where permitted, waived and PacifiCorp acquires or contracts to acquire, pursuant to the Offer or otherwise, Energy Group Securities giving it more than 75 per cent. of voting rights at general meetings of The Energy Group, but PacifiCorp Acquisitions is not in a position to effect the compulsory acquisition of all outstanding Energy Group Securities in accordance with the sections of the Companies Act referred to above, PacifiCorp Acquisitions intends to seek to procure the making of an application by The Energy Group to the London Stock Exchange for Energy Group Shares to be delisted and the making of an application by The Energy Group to the New York Stock Exchange for Energy Group ADSs to be delisted. PacifiCorp Acquisitions further intends that, subject to the London Stock Exchange delisting taking place, it will seek to procure the transfer of Peabody's US coal operations (except Lee Ranch Coal Company) to PacifiCorp Acquisitions' fellow subsidiary, Powercoal, and to procure the giving of financial assistance by members of the TEG Group to PacifiCorp Acquisitions and other members of the PacifiCorp Group, subject to compliance, where necessary, with the "whitewash" procedures set out in sections 155 to 158 of the Companies Act. For further details, see paragraph 10 of Appendix V ("Financing arrangements") below.

4.THE LOAN NOTE ALTERNATIVE

  A Loan Note Alternative is available to holders of Energy Group Shares (other than persons who are citizens or residents of the United States and certain other overseas shareholders) who validly accept the Offer, on the basis of (Pounds)1 nominal of Loan Notes for every (Pounds)1 of cash under the Offer, subject to aggregate valid elections being received on or before the date on which all the Conditions are waived, fulfilled or satisfied, as applicable, for in excess of (Pounds)1 million nominal value of Loan Notes. If insufficient elections are received, holders of Energy Group Shares who elect for the Loan Note Alternative will instead receive cash in accordance with the terms of the Offer. Where an Energy Group shareholder elects or is deemed to have elected for the Loan Note Alternative in respect of all the Energy Group Shares for which he has accepted the Offer, fractional entitlements to Loan Notes will be disregarded and not paid.

  Goldman Sachs International has advised that, based on market conditions on 26 June 1997 (the latest practicable date prior to the publication of this document), in its opinion, if the Loan Notes had then been in issue, the value of each (Pounds)1 nominal of Loan Notes would have been approximately
98 pence.

  In considering the Loan Note Alternative, holders of Energy Group Shares should note that the obligations of PacifiCorp Acquisitions are not guaranteed or secured.

  A summary of the terms of the Loan Notes is set out in Appendix II below.

5.REGULATION

  The Offer is subject to certain regulatory consents and confirmations being obtained. Among other approaches to relevant regulatory authorities, PacifiCorp Acquisitions has made a submission to the Office of Fair Trading concerning the Offer and, together with The Energy Group, is in discussions with the DGES. The Offer is also subject to the expiry or early termination of the waiting period under the US HSR Act.

  Further details of regulatory issues applicable to the Offer are set out in paragraph 13 of Appendix V ("Legal and regulatory matters") below.

6.INFORMATION ON THE PACIFICORP GROUP

  PacifiCorp is a diversified energy group based in Portland, Oregon. The company serves 1.4 million retail customers in Oregon, Washington, California, Montana, Idaho, Utah and Wyoming. It is one of the lowest cost electricity suppliers in the United States, with an average net retail price in 1996 of
4.8 cents per kilowatt-hour, compared with a national average for investor-owned utilities of 7.15 cents. PacifiCorp is the leading private wholesaler of electricity in the western United States and is also engaged in the power marketing business in the eastern United States. In addition, PacifiCorp recently acquired TPC Corporation, a natural gas storage, processing and marketing company based in Houston, Texas.

  PacifiCorp operates one of the largest open-access transmission systems in the United States with over 150 access points across 15,000 circuit miles and, together with its affiliates, has generating capacity of over 10,000 megawatts. It is the 12th largest coal producer in the United States, producing 20.5 million tonnes in 1996. In 1996, the average electricity production costs at its coal-fired plants were 25 per cent. lower than the US national average.

  PacifiCorp also has substantial operations in Australia through Powercor, the largest electricity distribution business in Victoria and its partnership interest in the Hazelwood power generating station and associated mine.

  PacifiCorp is listed on the New York and Pacific Stock Exchanges under the symbol "PPW". In the year ended 31 December 1996, PacifiCorp recorded net income attributable to holders of ordinary stock of $475 million based on revenues of $4,294 million. As at the close of trading on the New York Stock Exchange on 24 June 1997, PacifiCorp had a market capitalisation of approximately $6.5 billion.

  PacifiCorp Acquisitions, a wholly-owned subsidiary of PacifiCorp, is a newly incorporated unlimited company registered in England and Wales on 9 June 1997 for the purpose of making the Offer.

  Further information on the PacifiCorp Group is set out in Appendix IV below.

7.INFORMATION ON THE ENERGY GROUP

  The Energy Group is a diversified international energy group which includes Peabody, the world's largest private producer of coal, and Eastern, one of the leading integrated electricity and gas groups in the United Kingdom.

  Peabody, the largest producer of coal in the United States, operates 26 underground and surface mines in the United States and three surface mines in
Australia:

 . As at 30 September 1996, Peabody owned or controlled 8.5 billion tonnes of proven and probable coal reserves;

 . In the year ended 30 September 1996, Peabody sold 148 million tonnes of coal; and

 . Peabody Australia, one of the ten largest coal producers in Australia, has interests in four surface mines in New South Wales, three of which are currently in operation. Peabody's equity share of the coal sales of these mines amounted to 6.1 million tonnes in the year ended 30 September 1996 and its equity share of the proven and probable reserves associated with these mines as at 30 September 1996 amounted to 263 million tonnes.

  Through Eastern, The Energy Group is one of the leading integrated electricity and gas groups in the United Kingdom and is involved in a wide range of operations:

 .  Eastern Generation, the fourth largest generator of electricity in Great
   Britain, currently owns, operates or has an interest in eight power stations, representing approximately 10 per cent. of the United Kingdom's total registered generating capacity as at 30 September 1996;

 . Eastern Power & Energy Trading manages the price and volume risks associated with the generation, wholesaling and sale to end users of electricity. These exposures are managed by trading its contract portfolio and by bidding Eastern's generation output into the Electricity Pool;

 . Eastern Natural Gas, a major wholesaler and retail supplier of natural gas in the United Kingdom with upstream shipping, purchasing, trading and sales operations, is one of the largest suppliers of natural gas in the United Kingdom after Centrica plc. Its principal activities are the buying and selling of natural gas. It also has small equity interests in three gas-producing fields in the North Sea; and

 . Eastern Electricity is one of the largest suppliers of electricity in the United Kingdom, with over three million customers and its authorised area covers approximately 20,300 sq. km. in the east of England and parts of north London.

  The TEG Group also includes Citizens Power, one of the leading US power marketing firms, which was acquired by The Energy Group in May 1997. Its headquarters are in Boston and it has field offices in Milwaukee, Denver, and Toronto. Certain proposals relating to Citizens Power, to take effect upon completion of the Offer, are described in paragraph 13(e) of Appendix V below.

  The Energy Group's results for the six months ended 31 March 1997 were announced on 13 June 1997 and are set out in Appendix III to this document, together with further financial information on The Energy Group. On a pro forma basis for the year ended 31 March 1997, The Energy Group reported consolidated turnover of (Pounds)4,460 million and consolidated net income of (Pounds)286 million.

8.FUNDING

  PacifiCorp Acquisitions has arranged appropriate financing in connection with the Offer. Other wholly-owned subsidiaries of PacifiCorp have arranged their own funding to assist in PacifiCorp Acquisitions' financing of the Offer. Details of the financing arrangements for the Offer are set out in paragraph 10 of Appendix V ("Financing arrangements") below.

9.DIRECTORS, MANAGEMENT AND EMPLOYEES

  The Offer will extend to any fully paid Energy Group Shares which are unconditionally allotted or issued while the Offer is open for acceptance, including those unconditionally allotted or issued pursuant to the exercise of options under the Energy Group Share Schemes.

  PacifiCorp Acquisitions has given assurances to the board of The Energy Group that the existing employment rights, including pension rights, of all directors, management and employees of the TEG Group, will be fully safeguarded. PacifiCorp looks forward to working with employees of the TEG Group.

  PacifiCorp has stated that, subject to all Conditions being satisfied, fulfilled or, where permitted, waived, it intends to invite Mr Derek Bonham and Mr John Devaney to join the board of directors of PacifiCorp. In addition, PacifiCorp intends, following the Acquisition, to form a management committee which will co-ordinate the activities of the combined group and which it will invite Mr Derek Bonham, Mr John Devaney, Mr Eric Anstee and Mr Irl Engelhardt of The Energy Group to join. Mr Frederick Buckman will remain as President and Chief Executive of PacifiCorp, Mr Richard O'Brien as Chief Financial Officer and Mr Verl Topham as Senior Vice President and General Counsel.

  Appropriate proposals will be made to participants in the Energy Group Share Schemes in due course. In relation to the Energy Group Sharesave Scheme, it is anticipated that, as an additional alternative to the rights provided under the rules of that scheme, participants will be offered an opportunity to surrender their existing options in consideration for a cash sum, calculated by reference to the difference between 695.5 pence and the exercise price of their options multiplied by the number of Energy Group Shares that they could have acquired with 12 months' savings contributions.

10.UK TAXATION

  PacifiCorp Acquisitions has been advised that, under UK legislation and Inland Revenue practice current at the date of this document, the taxation treatment of acceptance of the Offer and the Loan Note Alternative for holders of Energy Group Shares who are the beneficial owners of their Energy Group Shares, hold their Energy Group Shares as an investment, and are resident in the UK for tax purposes will, in summary, be as follows:

(A)TAXATION OF CHARGEABLE GAINS

  Liability to UK taxation on chargeable gains ("CGT") will depend on the particular circumstances of holders of Energy Group Shares and on the form of consideration received.

 Cash

  To the extent that a holder of Energy Group Shares receives cash under the Offer, this will constitute a disposal, or part disposal, of his Energy Group Shares for CGT purposes. Such a disposal, or part disposal, may, depending on that shareholder's individual circumstances, give rise to a liability to CGT.

 Loan Notes

  A holder of Energy Group Shares who, together with persons connected with him, holds not more than five per cent. of the issued share capital of The Energy Group, will not be treated as making a disposal to the extent that he elects for and receives Loan Notes by way of consideration. In the case of a holder of Energy Group Shares who, together with persons connected with him, holds more than five per cent. of the issued share capital of The Energy Group, this treatment is subject to the Inland Revenue granting clearance under section 138 of the Taxation of Chargeable Gains Act 1992. Such clearance has been applied for. In the case of shareholders within the charge to UK corporation tax, indexation relief will not accrue on the Loan Notes.

  A subsequent disposal of Loan Notes (including their redemption or repayment) may give rise to a chargeable event for CGT purposes.

(B)TAXATION OF INTEREST

  Payments of interest on the Loan Notes will be made subject to the deduction of UK income tax at the lower rate (currently 20 per cent.). Payments of interest may also be subject to US federal income tax in certain circumstances.

  FURTHER INFORMATION ON UK TAX LAW AND PRACTICE CURRENT AT THE DATE OF THIS DOCUMENT IS CONTAINED IN PARAGRAPH 14 OF APPENDIX V ("UNITED KINGDOM TAXATION") BELOW. FURTHER INFORMATION ON US FEDERAL INCOME TAX CURRENT AT THE DATE OF THIS DOCUMENT IS CONTAINED IN PARAGRAPH 15 OF APPENDIX V ("UNITED STATES FEDERAL INCOME TAXATION") BELOW.

  ANY HOLDER OF ENERGY GROUP SECURITIES WHO IS IN ANY DOUBT ABOUT HIS OWN TAX POSITION OR WHO IS SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UK OR THE US IS STRONGLY RECOMMENDED TO CONSULT HIS INDEPENDENT PROFESSIONAL ADVISER IMMEDIATELY.

11.US TAXATION

  The paragraph below addresses certain current US federal income tax consequences applicable to holders of Energy Group Securities who are citizens or residents of the US, US domestic corporations or otherwise taxed as United States residents. It does not apply to tax issues arising from a holder's particular circumstances, such as participation in the Energy Group Share Schemes or being a dealer in securities. Non-US residents who are eligible to elect the Loan Note Alternative should refer to paragraph 15 of Appendix V ("United States federal income taxation") below.

  The receipt of cash pursuant to the Offer will be a taxable transaction for US income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws.

  In general, a holder of Energy Group Securities who sells such securities pursuant to the Offer will, for US federal income tax purposes, recognise a gain or loss equal to the difference between such holder's adjusted tax basis in the Energy Group Securities sold and the amount of cash received in exchange therefor. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, on the date of sale, the Energy Group Securities were considered for US federal income tax purposes to have been held for more than one year. An accrual basis holder of Energy Group Securities who sells such securities pursuant to the Offer may have a foreign currency exchange gain or loss for US federal income tax purposes in addition to the gain or loss recognised by the holder on the disposition of Energy Group Securities pursuant to the Offer.

  FURTHER INFORMATION ON THE APPLICATION OF CURRENT US TAX LAWS IS CONTAINED IN PARAGRAPH 15 OF APPENDIX V ("UNITED STATES FEDERAL INCOME TAXATION") BELOW.

  ANY HOLDER OF ENERGY GROUP SECURITIES WHO IS IN ANY DOUBT ABOUT HIS OWN TAX POSITION OR WHO IS SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UK OR THE US IS STRONGLY RECOMMENDED TO CONSULT HIS INDEPENDENT PROFESSIONAL ADVISER IMMEDIATELY.

12.OVERSEAS SHAREHOLDERS

  The attention of holders of Energy Group Securities who are citizens or residents of jurisdictions outside the UK or the US is drawn to paragraph 8 of Part B of Appendix I ("Overseas shareholders") below and to the relevant provisions of the Acceptance Form.

  The Offer is not being made, directly or indirectly, in or into Canada, Australia or Japan. Persons who are citizens or residents of such jurisdictions may not accept the Offer. Any purported acceptance of the Offer by acceptors who are unable to give the warranty set out in paragraph 11(l) of Part B of Appendix I to this document will be disregarded.

  The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, registered under the Securities Act or under any relevant securities laws of any state or district of the United States and will not be the subject of a prospectus under the securities laws of any province of Canada. In addition, no steps have been taken, or will be taken, to enable the Loan Notes to be offered in Japan in compliance with applicable securities laws of Japan and no prospectus in relation to the Loan Notes has been, or will be, lodged with or registered by the Australian Securities Commission, nor will the Loan Notes be registered under any relevant securities laws of any other country. The Loan Notes are not being offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

13.PROCEDURE FOR ACCEPTANCE OF THE OFFER

(A)HOLDERS OF ENERGY GROUP SHARES

  The attention of holders of Energy Group Shares is drawn to paragraph 10 of Part B of Appendix I ("Procedures for tendering Energy Group Shares") below and to the relevant provisions of the Form of Acceptance.

  You should note that, if you hold Energy Group Shares in both certificated and uncertificated form (that is, in CREST), you should complete a separate Form of Acceptance for each holding. If you hold Energy Group Shares in uncertificated form, but under different member account IDs, you should complete a separate Form of Acceptance in respect of each member account ID. Similarly, if you hold

Energy Group Shares in certificated form, but under different designations, you should complete a separate Form of Acceptance in respect of each designation.

  (I)   TO ACCEPT THE OFFER

        To accept the Offer, you should complete Box 1 and (if your Energy Group Shares are in CREST) Box 5, and sign Box 6 of the Form of Acceptance in accordance with the instructions printed on it. All holders of Energy Group Shares who are individuals should sign the Form of Acceptance in the presence of a witness, who should also sign Box 6 in accordance with the instructions printed on it.

  (II)  TO ELECT FOR THE LOAN NOTE ALTERNATIVE

        To elect for the Loan Note Alternative in respect of some or all of the Energy Group Shares for which you are accepting the Offer, you should complete Box 2 in addition to taking the actions described in paragraph
        (i) above. The attention of those holders of Energy Group Shares considering accepting the Loan Note Alternative is drawn to paragraph 4 ("The Loan Note Alternative") and paragraph 12 ("Overseas shareholders") of this letter and to paragraphs 4 and 5 of Part B of Appendix I below.

  (III) RETURN OF FORM OF ACCEPTANCE

        TO ACCEPT THE OFFER, THE FORM OF ACCEPTANCE MUST BE COMPLETED AND RETURNED, WHETHER OR NOT YOUR ENERGY GROUP SHARES ARE IN CREST. THE COMPLETED, SIGNED AND (IF YOU ARE AN INDIVIDUAL) WITNESSED FORM OF ACCEPTANCE, TOGETHER WITH, IF YOUR ENERGY GROUP SHARES ARE NOT IN CREST, THE SHARE CERTIFICATE(S) AND/OR OTHER DOCUMENT(S) OF TITLE FOR YOUR ENERGY GROUP SHARES, SHOULD BE RETURNED BY POST TO NEW ISSUES DEPARTMENT, INDEPENDENT REGISTRARS GROUP LIMITED, PO BOX 166, BOURNE HOUSE, 34 BECKENHAM ROAD, BECKENHAM, KENT BR3 4TH, BY HAND, DURING NORMAL BUSINESS HOURS ONLY, TO INDEPENDENT REGISTRARS GROUP LIMITED, 23 IRONMONGER LANE, LONDON EC2 OR BY POST OR BY HAND TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, C/O SHAREHOLDER COMMUNICATIONS CORPORATION, 17 STATE STREET, 24TH FLOOR, NEW YORK, NY 10004, MARKED FOR THE ATTENTION OF "TENDERS AND EXCHANGES", AS SOON AS POSSIBLE BUT, IN ANY EVENT, SO AS TO BE RECEIVED NO LATER THAN 3.00 P.M. (LONDON TIME), 10.00 A.M. (NEW YORK CITY TIME) ON 29 JULY, 1997. A reply-paid envelope is enclosed for your convenience and may be used by holders of Energy Group Shares for returning Forms of Acceptance within the UK and US only. The instructions printed on the Form of Acceptance shall be deemed to form part of the terms of the Offer.

        Any Form of Acceptance received in an envelope postmarked in Canada, Australia or Japan or otherwise appearing to PacifiCorp Acquisitions or its agents to have been sent from Canada, Australia or Japan may be rejected as an invalid acceptance of the Offer. For further information for overseas shareholders, see paragraph 12 ("Overseas shareholders") above and paragraph 8 of Part B of Appendix I ("Overseas shareholders") below.

  (IV)  ENERGY GROUP SHARES IN UNCERTIFICATED FORM (THAT IS, IN CREST)

        If your Energy Group Shares are in uncertificated form (that is, if you do not have a paper share certificate because your shares are held in CREST), you should read carefully paragraphs 10(d)-(l) of Part B of Appendix I, which set out the acceptance procedures for holders of Energy Group Shares in uncertificated form.

        IF YOU ARE A CREST SPONSORED MEMBER, YOU SHOULD REFER TO YOUR CREST SPONSOR BEFORE TAKING ANY ACTION.

  (V) SHARE CERTIFICATES NOT READILY AVAILABLE OR LOST

      If your Energy Group Shares are in certificated form but your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, the Form of Acceptance should nevertheless be completed, signed and returned as stated in paragraph (iii) above so as to arrive no later than 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 29 July 1997, together with any share certificate(s) and/or other document(s) of title that you have available, accompanied by a letter stating that the balance will follow. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible thereafter. No acknowledgment of receipt of documents will be given. In the case of loss, you should write as soon as possible to Lloyds Bank Registrars, The Causeway, Goring-by-Sea, Worthing, West Sussex BN99 6DA for a letter of indemnity for lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned to New Issues Department, Independent Registrars Group Limited, PO Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH.

(VI) DEPOSITS OF ENERGY GROUP SHARES INTO, AND WITHDRAWALS OF ENERGY GROUP SHARES FROM, CREST

      Normal CREST procedures (including timings) apply in relation to any Energy Group Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Offer (whether any such conversion arises as a result of a transfer of Energy Group Shares or otherwise). Holders of Energy Group Shares who are proposing so to convert any such shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) and/or other document(s) of title or transfers to an escrow balance as described above) prior to 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 29 July 1997.

(B) HOLDERS OF ENERGY GROUP ADSS

    The attention of holders of Energy Group ADSs is drawn to paragraph 9 of Part B of Appendix I ("Procedures for tendering Energy Group ADSs") below and to the relevant provisions of the Letter of Transmittal.

    To accept the Offer, holders of Energy Group ADSs must complete the Letter of Transmittal in accordance with the instructions printed on it. The completed Letter of Transmittal should be sent in the accompanying reply-paid envelope or delivered by hand together with the required signature guarantees and any other required documents to the US Depositary at one of its addresses set forth on the back cover of this document and the Energy Group ADRs must be either received by the US Depositary at one of such addresses or delivered in accordance with paragraph 9 of Part B of Appendix I referred to above.

(C) VALIDITY OF ACCEPTANCES

    Subject to the City Code, PacifiCorp Acquisitions reserves the right to treat as valid in whole or in part any acceptance of the Offer which is not entirely in order or which is not accompanied (as applicable) by the relevant transfer to escrow or the relevant share certificate(s) and/or other document(s) of title or which is received by it at a place or places other than set out in this document or the Acceptance Form. In that event, no payment of cash or issue of Loan Notes under the Offer will be made until after (as applicable) the relevant transfer to escrow has settled or the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to PacifiCorp Acquisitions have been received.

(D) GENERAL

    No acknowledgment of receipt of Acceptance Forms, share certificates, Energy Group ADRs or other documents of title will be given.

  IF YOU ARE IN ANY DOUBT AS TO THE PROCEDURES FOR ACCEPTANCE, PLEASE CONTACT THE UK RECEIVING AGENT, NEW ISSUES DEPARTMENT, INDEPENDENT REGISTRARS GROUP LIMITED BY TELEPHONE ON 0181 639 2166 OR AT PO BOX 166, BOURNE HOUSE, 34 BECKENHAM ROAD, BECKENHAM, KENT BR3 4TH OR THE US DEPOSITARY, CONTINENTAL STOCK TRANSFER & TRUST COMPANY, ON 1-800 733 8481 EXT. 475 OR C/O SHAREHOLDER COMMUNICATIONS CORPORATION, 17 STATE STREET, 24TH FLOOR, NEW YORK, NY 10004, ATTN. TENDERS & EXCHANGES. YOU ARE REMINDED THAT, IF YOU ARE A CREST SPONSORED MEMBER, YOU SHOULD CONTACT YOUR CREST SPONSOR BEFORE TAKING ANY ACTION.

14.RIGHTS OF WITHDRAWAL

  With certain exceptions pursuant to an SEC exemptive order, the Offer is subject to the US tender offer rules applicable to securities registered under the Exchange Act, as well as to the City Code. This has necessitated a number of changes from the procedures which normally apply to offers for UK companies, including those applicable to the rights of holders of Energy Group Securities to withdraw their acceptance of an offer.

  Under the Offer, holders of Energy Group Securities will be able to withdraw their acceptances at any time prior to the Initial Closing Date and in certain other circumstances. The Offer will not be deemed to have been validly accepted in respect of any Energy Group Securities which have been withdrawn.

  However, the Offer may be accepted again in respect of the withdrawn Energy Group Securities by following one of the procedures described in paragraph 13 of this letter ("Procedure for acceptance of the Offer") above at any time prior to the expiry or lapse of the Offer.

  Further details of these rights of withdrawal and the procedure for effecting withdrawals are set out in paragraph 3 of Part B of Appendix I ("Rights of withdrawal") below.

15.SETTLEMENT

(A)DATE OF PAYMENT

  The settlement procedure with respect to the Offer will be consistent with UK practice, which differs from the US tender offer rules in certain material respects, particularly with regard to the date of payment.

  Subject to the satisfaction, fulfilment or, where permitted, waiver of all of the Conditions, settlement to which accepting holders of Energy Group Shares and accepting holders of Energy Group ADSs or other designated agents will be effected:

  (i) in the case of acceptances received complete in all respects by the Initial Closing Date, within 14 calendar days of such date; or

  (ii) in the case of acceptances received complete in all respects after such date, but while the Offer remains open for acceptance, within 14 calendar days of such receipt.

(B)ENERGY GROUP SHARES IN UNCERTIFICATED FORM (THAT IS, IN CREST)

  Where an acceptance relates to Energy Group Shares in uncertificated form,
(i) the cash consideration to which accepting holders of Energy Group Shares are entitled will be paid by means of CREST by PacifiCorp Acquisitions procuring the creation of an assured payment obligation in favour of the accepting shareholders' payment bank in respect of the cash consideration due, in accordance with the CREST assured payment arrangement; and (ii) definitive certificates for any Loan Notes to which the accepting holder of Energy Group Shares is entitled will be despatched by post (or by such other method as may be approved by the Panel).

  PacifiCorp Acquisitions reserves the right to settle all or any part of the cash consideration referred to above, for all or any accepting shareholder(s), in the manner referred to in paragraph (c) below, if, for any reason, it wishes to do so.

(C)ENERGY GROUP SHARES IN CERTIFICATED FORM AND ENERGY GROUP ADSS

  Where an acceptance relates to Energy Group Shares in certificated form or Energy Group ADSs evidenced by Energy Group ADRs, cheques for cash due and, where applicable, definitive certificates for any Loan Notes will be despatched by post (or by such other method as may be approved by the Panel).

(D)LAPSING OF THE OFFER

  If the Conditions are not satisfied, fulfilled or, where permitted, waived,
(i) in respect of Energy Group Shares in certificated form and Energy Group ADSs, the relevant share certificate(s) and/or other documents of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Offer lapsing and (ii) in respect of Energy Group Shares in uncertificated form (that is, in CREST) Independent Registrars Group Limited will, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offer), give TFE instructions to CRESTCo to transfer all relevant Energy Group Shares held in escrow balances and in relation to which it is the escrow agent for the purposes of the Offer to the original available balances of the holders of Energy Group Shares concerned.

(E)GENERAL

  All documents and remittances sent by, to, or from holders of Energy Group Securities or their appointed agents will be sent at their own risk.

  All mandates and other instructions in force relating to holdings of Energy Group Securities will, unless and until revoked, continue in force in relation to payments of principal and interest under the Loan Notes.

(F)CURRENCY OF CONSIDERATION

  Instead of pounds sterling, holders of Energy Group Shares who so wish may receive US dollars on the following basis: the cash amount payable in pounds sterling to which such holder would otherwise be entitled pursuant to the terms of the Offer will be converted, without charge, from pounds sterling to US dollars at the exchange rate obtainable by the relevant payment agent (either the UK Receiving Agent or the US Depositary) on the spot market in London at approximately noon (London time) on the date the cash consideration is made available by PacifiCorp Acquisitions to the relevant payment agent for delivery in respect of the relevant Energy Group Shares. A holder of Energy Group Shares may receive such amount on the basis set out above only in respect of the whole of his holding of Energy Group Shares in respect of which he accepts the Offer. Holders of Energy Group Securities may not elect to receive pounds sterling and US dollars. Unless they elect to receive pounds sterling, holders of Energy Group ADSs will receive consideration converted into US dollars as described above, as if such holders of Energy Group ADSs had elected to receive US dollars. Consideration in US dollars may be inappropriate for holders of Energy Group Shares other than persons in the US and holders of Energy Group ADSs.

  THE ACTUAL AMOUNT OF US DOLLARS RECEIVED WILL DEPEND UPON THE EXCHANGE RATE PREVAILING ON THE BUSINESS DAY ON WHICH FUNDS ARE MADE AVAILABLE TO THE RELEVANT PAYMENT AGENT BY PACIFICORP ACQUISITIONS. HOLDERS OF ENERGY GROUP SECURITIES SHOULD BE AWARE THAT THE US DOLLAR/POUNDS STERLING EXCHANGE RATE WHICH IS PREVAILING AT THE DATE ON WHICH AN ELECTION IS MADE TO RECEIVE DOLLARS AND ON THE DATE OF DESPATCH OF PAYMENT MAY BE DIFFERENT FROM THAT PREVAILING ON THE BUSINESS DAY ON WHICH FUNDS ARE MADE AVAILABLE TO THE RELEVANT PAYMENT AGENT BY PACIFICORP ACQUISITIONS. IN ALL CASES, FLUCTUATIONS IN THE US DOLLAR/POUNDS STERLING EXCHANGE RATE ARE AT THE RISK OF ACCEPTING HOLDERS OF ENERGY GROUP SECURITIES WHO ELECT OR ARE TREATED AS HAVING ELECTED TO RECEIVE THEIR CONSIDERATION IN US DOLLARS. PACIFICORP ACQUISITIONS SHALL HAVE NO RESPONSIBILITY WITH RESPECT TO THE CASH CONSIDERATION PAYABLE OTHER THAN TO MAKE PAYMENT IN POUNDS STERLING.

16.FURTHER INFORMATION

  Your attention is drawn to Appendix I to this document, which contains the Conditions and further terms and information and forms part of this document and to the other Appendices to this document which contain important information in connection with the Offer and to the accompanying Acceptance Form.

17.ACTION TO BE TAKEN

  YOU ARE URGED TO COMPLETE, SIGN AND RETURN THE ENCLOSED FORM OF ACCEPTANCE OR LETTER OF TRANSMITTAL (AS APPROPRIATE) AS SOON AS POSSIBLE, BUT IN ANY EVENT SO AS TO ARRIVE BY NO LATER THAN 3.00 P.M. (LONDON TIME), 10.00 A.M. (NEW YORK CITY TIME) ON 29 JULY 1997.

                               Yours faithfully

                        for Goldman Sachs International

                                Richard A. Sapp

                               Managing Director

                                  APPENDIX I

                   CONDITIONS AND FURTHER TERMS OF THE OFFER

                                    PART A

CONDITIONS OF THE OFFER

  The Offer, which is being made by Goldman Sachs International on behalf of PacifiCorp Acquisitions, will comply with the rules and regulations of the City Code and with US federal securities laws (except to the extent that exemptive relief has been granted by the SEC) and the rules and regulations made thereunder, is governed by English law and is subject to the jurisdiction of the courts of England and the following Conditions:

  (a) (i) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 29 July 1997 (or such later time(s) and/or date(s) as PacifiCorp Acquisitions may, subject to the rules and regulations of the City Code, decide) in respect of not less than 90 per cent. (the "90 per cent. threshold") (or such lesser percentage as PacifiCorp Acquisitions may decide) in nominal value of Energy Group Securities to which the Offer relates, provided that this Condition shall not be satisfied unless PacifiCorp Acquisitions and its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, Energy Group Securities carrying in aggregate more than 50 per cent. of the voting rights then exercisable at general meetings of The Energy Group. For the purposes of this
      Condition: (i) any Energy Group Securities which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon being entered in the register of members of The Energy Group; (ii) the expression "Energy Group Securities to which the Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act; and (iii) valid acceptances shall be treated as having been received in respect of any Energy Group Shares which PacifiCorp Acquisitions shall, pursuant to section 429(8) of the Companies Act, be treated as having acquired or contracted to acquire by virtue of acceptances of the Offer; and

     (ii) if the 90 per cent. threshold shall have been satisfied before the Offer becomes or is declared unconditional in all respects, Condition
     (a)(i) remaining satisfied as at the time when the Offer becomes or is declared unconditional in all other respects, by reference to the facts then subsisting;

  (b) an announcement being made in terms reasonably satisfactory to PacifiCorp Acquisitions that it is not the intention of the Secretary of State for Trade and Industry to refer the Acquisition, or any matters arising from it, to the Monopolies and Mergers Commission;

  (c) the DGES indicating in terms reasonably satisfactory to PacifiCorp Acquisitions that it is not his intention to seek modifications to any of Eastern's licences under the Electricity Act 1989 (except on terms reasonably satisfactory to PacifiCorp Acquisitions);

  (d) the DGES indicating in terms reasonably satisfactory to PacifiCorp Acquisitions that he will not seek undertakings or assurances from any member of the PacifiCorp Acquisitions Group or the TEG Group (except on terms reasonably satisfactory to PacifiCorp Acquisitions) and that in connection with the Acquisition he will seek or agree to such modifications (if any) and such other consents and/or directions (if any) as are in the reasonable opinion of PacifiCorp Acquisitions necessary or appropriate with respect to the licences referred to in Condition (c);

  (e) the expiry or early termination of all applicable waiting periods under the US HSR Act;

  (f) PacifiCorp Acquisitions being reasonably satisfied that the acquisition of Energy Group Securities pursuant to the Offer will not subject PacifiCorp Acquisitions to regulation, or PacifiCorp Acquisitions will be exempt from regulation, under the US Public Utility Holding Company Act of 1935;

  (g) no final FERC order being in effect requiring FERC approval of the acquisition of Energy Group Securities pursuant to the Offer;

  (h) the Foreign Investment Review Board of Australia indicating on terms reasonably satisfactory to PacifiCorp Acquisitions that it has no objection to the Acquisition;

  (i) no relevant authority having intervened in a way which would be likely, or having failed to institute or implement any action the failure of which would be likely (to an extent which is, in the case of (i) to (iv) below, material in the context of the PacifiCorp Acquisitions Group or of the TEG Group or of the financing of the Offer):

      (i) to require, prevent or delay the divestiture or materially alter the terms of any proposed divestiture by PacifiCorp Acquisitions or The Energy Group or any member of the PacifiCorp Acquisitions Group or the wider TEG Group of all or any portion of their respective businesses, assets or properties or impose any limitation on the ability of any of them to conduct any of their respective businesses or to own any of their respective assets or property or any part thereof;

      (ii) to impose any limitation on the ability of any member of the PacifiCorp Acquisitions Group or the wider TEG Group to acquire, or to hold or to exercise effectively, directly or indirectly, any rights of ownership in respect of shares in, or management control over, any member of the wider TEG Group;

      (iii) otherwise adversely to affect the financial or trading position of any member of the PacifiCorp Acquisitions Group or the wider TEG Group;

      (iv) to make the Offer or its implementation or the acquisition or the proposed acquisition of any Energy Group Shares or Energy Group ADSs or control of The Energy Group by any member of the PacifiCorp Acquisitions Group void, illegal, and/or unenforceable, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the implementation thereof, or impose additional conditions or obligations with respect thereto, or otherwise challenge or hinder any thereof;

      (v) to result in a delay in the ability of any member of the PacifiCorp Acquisitions Group, or render any such person unable, to acquire some or all of the Energy Group Shares or Energy Group ADSs or require or prevent or materially delay divestiture by any such person of any such securities; or

      (vi) to require any member of the PacifiCorp Acquisitions Group or the wider TEG Group to offer to acquire any shares or other securities (or the equivalent) in any member of the wider TEG Group owned by any third party;

    and all applicable waiting and other time periods during which any relevant authority could, in respect of the Offer or the acquisition or proposed acquisition of any Energy Group Shares or Energy Group ADSs or control of The Energy Group by PacifiCorp Acquisitions, intervene having expired, lapsed or terminated;

  (j) all necessary filings having been made, all regulatory and statutory obligations having been complied with, all appropriate waiting periods under any applicable legislation or regulations of any jurisdiction having expired, lapsed or terminated in each case in respect of the Offer or the acquisition of any shares or other securities in, or control of, The Energy Group by any member of the PacifiCorp Acquisitions Group and all authorisations and determinations necessary or appropriate in any jurisdiction for or in respect of the Offer (including, without limitation, its implementation and financing) or proposed acquisition of any shares or other securities in, or control of, The Energy Group by any member of the PacifiCorp Acquisitions Group or in relation to the affairs of any member of the PacifiCorp Acquisitions Group or the wider TEG Group having been obtained in terms and in a form reasonably satisfactory to PacifiCorp Acquisitions from all relevant authorities or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the PacifiCorp Acquisitions Group or the wider TEG Group, as the case may be, has entered into contractual arrangements and such authorisations and determinations together with all material authorisations and determinations necessary or appropriate for any member of the PacifiCorp

     Acquisitions Group or the wider TEG Group to carry on a business which is material in the context of the PacifiCorp Acquisitions Group or the TEG Group as a whole or of the financing of the Offer remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with;

  (k) PacifiCorp Acquisitions not having discovered any provision of any agreement, arrangement, licence or other instrument to which any member of the wider TEG Group is a party or by or to which any member of the wider TEG Group or any part of its assets may be bound, entitled or subject which would be likely, as a result of the Offer, the proposed acquisition by PacifiCorp Acquisitions of any shares in, or change in the control or management of, The Energy Group or otherwise, to result in (to an extent which is material in the context of the PacifiCorp Acquisitions Group or the wider TEG Group as a whole or of the financing of the Offer):

    (i) any moneys borrowed by or any other indebtedness, actual or contingent, of any member of the wider TEG Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity, or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited;

    (ii) any such agreement, arrangement, licence or instrument being terminated or adversely modified or any obligation or liability arising or any action being taken or arising thereunder;

    (iii) the rights, liabilities, obligations or interests of any member of the wider TEG Group under any such arrangement, agreement, licence or instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangements relating to any such interests or business) being terminated or adversely modified or affected;

    (iv) any assets or interests of any such member being or becoming liable to be disposed of or charged, or any right arising under which any such asset or interest is required or is likely to be required to be disposed of or charged, in each case other than in the ordinary course of business;

    (v) the creation of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the wider TEG Group or any such security interest, whenever arising or having arisen, becoming enforceable;

    (vi) the creation of liabilities for any member of the wider TEG Group other than in the ordinary course of business; or

    (vii) the financial or trading position of any member of the wider TEG Group being prejudiced or adversely affected;

  (l) PacifiCorp Acquisitions not having discovered, save as publicly announced in accordance with the Listing Rules prior to 13 June 1997, that any member of the wider TEG Group has, since 30 September 1996 to an extent which is material in the context of the TEG Group as a whole or of the financing of the Offer:

      (i) save to any member of the TEG Group and, save for the issue of Energy Group Securities on the exercise of options granted under any of the Energy Group Share Schemes prior to 13 June 1997, issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or of securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or redeemed, purchased or reduced any part of its share capital;

      (ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution in respect of the share capital of The Energy Group (except a dividend of 5.5 pence (net) per Energy Group Share to be paid on 4 July
           1997);

    (iii) merged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any assets (including shares and trade investments) or authorised or proposed or announced any intention to propose a merger, demerger, acquisition, disposal, transfer, mortgage, charge or security interest (in each case, other than in the ordinary course of business);

    (iv) made or authorised or proposed or announced an intention to propose any change in its share or loan capital save for options granted under any of the Energy Group Share Schemes prior to 13 June 1997 and for any Energy Group Securities allotted upon exercise of such options;

    (v) issued, authorised or proposed or announced an intention to propose the issue of any debentures or (save in the ordinary course of business) incurred or increased any indebtedness or contingent liability;

    (vi) otherwise than in the ordinary course of business, entered into any contract, reconstruction, amalgamation, commitment or other transaction or arrangement or (save for changes in remuneration notified to PacifiCorp Acquisitions prior to 13 June 1997) changed the terms of any contract with any director of The Energy Group;

    (vii) save in the ordinary course of business, entered into or varied any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term, onerous or unusual nature or magnitude or which involves or could involve an obligation of such a nature or magnitude;

    (viii) waived or compromised any claim otherwise than in the ordinary course of business;

    (ix) taken any corporate action or had any order made for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues; or

    (x) entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to, or announced an intention to, or to propose to effect, any of the transactions, matters or events referred to in this Condition;

  (m) since 30 September 1996, save as publicly announced in accordance with the Listing Rules prior to 13 June 1997, none of the following having occurred to an extent which is material in the context of the wider TEG Group as a whole or of the financing of the Offer:

    (i) adverse change or deterioration in the business, assets, financial or trading position of any member of the wider TEG Group;

    (ii) litigation or arbitration proceedings, prosecution or other legal proceedings having been instituted or threatened in writing by or against or remaining outstanding against any member of the wider TEG Group or to which any member of the wider TEG Group is a party (whether as plaintiff, defendant or otherwise) and any investigation by any relevant authority against, or in respect of any member of the wider TEG Group having been threatened in writing, announced or instituted or remaining outstanding by, against or in respect of any member of the wider TEG Group; and

    (iii) a contingent or other liability of any member of the wider TEG Group having arisen which would be likely adversely to affect any member of the wider TEG Group;

  (n) PacifiCorp Acquisitions not having discovered:

    (i) that any financial, business or other information which has been publicly disclosed at any time by or on behalf of any member of the wider TEG Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading and which in any such case is material in the context of the wider TEG Group taken as a whole or of the financing of the Offer; or

    (ii) that any member of the wider TEG Group was, at the date of the Energy Group Listing Particulars, or has, outside the ordinary course of business since that date, become subject to any liability (contingent or otherwise) which is not disclosed or referred to in the Energy Group Listing Particulars and which is material in the context of the wider TEG Group taken as a whole or of the financing of the Offer; and

  (o) save as disclosed or provided for in the Energy Group Listing Particulars or as otherwise publicly announced in accordance with the Listing Rules prior to 13 June 1997, PacifiCorp Acquisitions not having discovered:

    (i) that any past or present member of the wider TEG Group has not complied with all applicable legislation or regulations of any jurisdiction with regard to the disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, which non-compliance or any other disposal, discharge, spillage, leak or emission which has occurred would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the wider TEG Group and which is material in the context of the wider TEG Group taken as a whole or of the financing of the Offer; or

    (ii) that there is, or is likely to be, any liability (whether actual or contingent) to make good, repair, reclaim, remediate, reinstate or clean up property now or previously owned, occupied or made use of by any past or present member of the wider TEG Group under any legislation, regulation, notice, circular or order of any relevant authority relating to the protection of or enhancement of the environment and which is material in the context of the wider TEG Group taken as a whole or of the financing of the Offer.

  For the purposes of these Conditions: (a) "relevant authority" means any government, government department or governmental, quasi-governmental, supranational, statutory or regulatory body, court, trade agency, professional association or institution or environmental body in any jurisdiction; (b) a relevant authority shall be regarded as having "intervened" if it has instituted, implemented or threatened to take any action, proceedings, suit, investigation or enquiry or reference, or made, enacted or proposed any statute, regulation, decision or order and "intervene" shall be construed accordingly; (c) "authorisations" mean authorisations, orders, grants, recognitions, certifications, confirmations, consents, licences, clearances, permissions and approvals; (d) the "wider TEG Group" means The Energy Group and its subsidiary undertakings, associated undertakings and any other undertakings in which The Energy Group and such undertakings (aggregating their interests) have a substantial interest; and (e) the "PacifiCorp Acquisitions Group" means PacifiCorp Holdings, Inc. and its subsidiary undertakings, associated undertakings and any other undertaking in which PacifiCorp Holdings, Inc. and such undertakings (aggregating their interests) have a substantial interest and, for these purposes, "subsidiary undertaking", "associated undertaking", "holding company" and "undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act) and "substantial interest" means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking.

  PacifiCorp Acquisitions will not invoke either of Conditions (i) or (j) in respect of actions taken by FERC or for the failure to obtain any approval from FERC.

  PacifiCorp Acquisitions reserves the right to waive all or any of the above Conditions, in whole or in part, except Condition (a). Conditions (b) to (o) inclusive, if not, where applicable, waived, must be fulfilled or satisfied by the Initial Closing Date. Subject thereto, if Condition (a)(i) is satisfied prior to the Initial Closing Date, Conditions (b) to (o) inclusive if not, where applicable, waived, must be fulfilled or satisfied, (i) if Condition
(a)(i) is satisfied at a level below the 90 per cent. threshold described in Condition (a)(i), by the date on which Condition (a)(i) is so satisfied, or
(ii) if Condition (a)(i) is satisfied at a level at or above such 90 per cent. threshold, by the end of the twenty-first day (or such later day as the Panel may agree) after whichever is the later of the time of satisfaction of Condition (a)(i) and 29 July 1997, but, subject thereto, PacifiCorp Acquisitions shall be under no obligation to waive or treat as satisfied any Condition by a date earlier than the latest date for the satisfaction thereof, notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

  If PacifiCorp Acquisitions is required by the Panel to make an offer for Energy Group Securities under the provisions of Rule 9 of the City Code, PacifiCorp Acquisitions may make such alterations to the above Conditions, including Condition (a), as are necessary to comply with the provisions of Rule 9.

  The Offer will lapse if the Acquisition is referred to the Monopolies and Mergers Commission before the Initial Closing Date.

                                    PART B

FURTHER TERMS OF THE OFFER

  The following further terms apply, where the context permits, to the Offer.

1ACCEPTANCE PERIOD

(A) The Offer will initially be open until 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 29 July 1997. PacifiCorp Acquisitions expressly reserves the right (but will not be obliged) at any time or from time to time to extend the Offer after the Initial Closing Date and, in such event, will make a public announcement of such extension in the manner described in paragraph 2 below and give oral or written notice of such extension to the UK Receiving Agent and the US Depositary. PacifiCorp Acquisitions may terminate any such extension (other than an extension required by the City Code or US federal securities laws and the rules and regulations thereunder) prior to its scheduled expiry if all Conditions have been satisfied or, where permitted, waived. If all Conditions have not been satisfied or, where permitted, waived by PacifiCorp Acquisitions by 3.00 p.m. (London time), 10.00 a.m. (New York City time) on the Initial Closing Date, PacifiCorp Acquisitions currently intends to extend the Offer until such time as all Conditions have been satisfied or, where permitted, waived. There can be no assurance, however, that PacifiCorp Acquisitions will, in such circumstances, extend the Offer and, if no such extension is made, the Offer will lapse on the Initial Closing Date and no Energy Group Securities will be purchased pursuant to the Offer.

(B) Although no revision is envisaged, if the Offer is revised, the Initial Offer Period will be extended, if necessary, for a period of at least 14 calendar days from the date of posting of the revised Offer to holders of Energy Group Securities. Except with the consent of the Panel, no revision of the Offer may be made after 15 August 1997.

(C) The Initial Offer Period cannot (except with the consent of the Panel) be extended beyond midnight (London time), 7.00 p.m. (New York City time) on 29 August 1997 (or any earlier time and/or date beyond which PacifiCorp Acquisitions has stated that the Offer will not be extended and in respect of which it has not withdrawn that statement). If all Conditions are not satisfied or, where permitted, waived at such time (taking account of any prescribed extension of the Initial Offer Period), the Offer will lapse in the absence of a competing bid and/or unless the Panel agrees otherwise. If the Offer lapses for any reason, the Offer shall cease to be capable of further acceptance and PacifiCorp Acquisitions and holders of Energy Group Securities shall cease to be bound by prior acceptances. PacifiCorp Acquisitions reserves the right, if appropriate, to seek the Panel's approval to extend the final date for expiry of the Initial Offer Period to 19 September 1997, or such later date as the Panel may agree. Except with the consent of the Panel, PacifiCorp Acquisitions may not, for the purposes of determining whether the Acceptance Condition has been satisfied, take into account acceptances or purchases of Energy Group Securities made after 1.00 p.m. (London time), 8.00 a.m. (New York City time) on 29 August 1997 (or any other time or date beyond which PacifiCorp Acquisitions has stated that the Offer will not be extended and in respect of which it has not withdrawn that statement) or such later time and/or date as PacifiCorp Acquisitions, with the permission of the Panel, may determine.

(D) If all Conditions are satisfied, fulfilled or, where applicable, waived and the Initial Offer Period expires, the Offer will remain open for acceptance for the Subsequent Offer Period of not less than 14 calendar days from the expiry of the Initial Offer Period. If it is stated that the Offer will remain open until further notice, then not less than 14 calendar days' notice will be given prior to the closing of the Subsequent Offer Period.

(E) If a competitive situation arises after a no extension and/or a no increase statement has been made by or on behalf of PacifiCorp Acquisitions in relation to the Offer, PacifiCorp Acquisitions may, if it has specifically reserved the right to do so at the same time as such statement is made (or otherwise with the consent of the Panel), withdraw such statement and be free to extend the Offer if it announces such withdrawal within four Business Days after the announcement of the competing offer and gives notice to the holders of Energy Group Securities to that effect in writing or (in the case of holders of Energy Group Securities with registered addresses outside the United Kingdom or the United States or whom PacifiCorp Acquisitions knows to be nominees, trustees or custodians holding Energy Group Securities for such persons) by announcement in the United Kingdom and in the United States at the earliest opportunity. PacifiCorp Acquisitions may choose not to be bound by the terms of a no extension and/or a no increase statement if it would otherwise prevent the posting of an increased or improved Offer, (i) if it has reserved the right to do so, and the increased or improved Offer is recommended for acceptance by the board of directors of Energy Group or
    (ii) with the consent of the Panel.

(F) For the purposes of determining whether the Acceptance Condition has been satisfied, PacifiCorp Acquisitions will not be bound (unless otherwise required by the Panel) to take into account any Energy Group Securities which have been issued or unconditionally allotted, or which arise as the result of the exercise of conversion rights, before that determination takes place, unless written notice containing relevant details of the allotment, issue or conversion has been received from The Energy Group or its agents before that time by PacifiCorp Acquisitions or Independent Registrars Group Limited or Continental Stock Transfer & Trust Company on behalf of PacifiCorp Acquisitions at one of the addresses specified at the end of this document. Notification by telex or facsimile or other electronic transmissions will not be sufficient.

(G) In accordance with an SEC exemptive order received by PacifiCorp Acquisitions, at least five Business Days prior to any reduction in the percentage of Energy Group Securities required to satisfy the Acceptance Condition, PacifiCorp Acquisitions will announce that it has reserved the right so to reduce the Acceptance Condition. PacifiCorp Acquisitions will not make such an announcement unless PacifiCorp Acquisitions believes there is a significant possibility that sufficient Energy Group Securities will be tendered to permit the Acceptance Condition to be satisfied at such reduced level. Holders of Energy Group Securities who are not willing to accept the Offer if the Acceptance Condition is reduced to the minimum permitted level should either not accept the Offer until the Subsequent Offer Period or be prepared to withdraw their acceptance promptly following an announcement by PacifiCorp Acquisitions of its reservation of the right to reduce the Acceptance Condition.

2  ANNOUNCEMENTS

(A) Without prejudice to paragraph 3 ("Rights of withdrawal") below, by 8.30 a.m. (London time) in the United Kingdom and 8.30 a.m. (New York City time) in the United States on the Business Day (the "relevant day") next following the day on which the Offer is due to expire or on which all Conditions become or are declared to have been satisfied, fulfilled or, where applicable, waived or on which the Offer is revised or extended (or such later time and/or date as the Panel may agree), PacifiCorp Acquisitions will make an appropriate announcement and inform the

    London Stock Exchange and the Dow Jones News Service, respectively of the Offer. Such announcements will (unless otherwise permitted by the Panel) also state the total number of Energy Group Securities and rights over Energy Group Securities (as nearly as practicable):

   (i) for which acceptances of the Offer have been received (showing the extent, if any, to which such acceptances have been received from persons acting or deemed to be in concert with PacifiCorp
        Acquisitions);

   (ii) acquired or agreed to be acquired by or on behalf of PacifiCorp Acquisitions and any person acting or deemed to be in concert with PacifiCorp Acquisitions;

   (iii) held prior to the Initial Offer Period by or on behalf of PacifiCorp Acquisitions and any persons acting or deemed to be in concert with it; and

   (iv) for which acceptances of the Offer have been received from persons acting in concert with PacifiCorp Acquisitions;

   and will specify the percentages of Energy Group Securities represented by each of these figures.

   In computing the numbers of Energy Group Securities represented by acceptances and/or purchases for the above purposes, only those acceptances and/or purchases permitted to be counted towards fulfilling the Acceptance Condition in accordance with paragraph 12 ("Certain provisions concerning acceptances") below shall be included in the totals.

(B) Any decision to extend the Initial Offer Period may be made at any time up to, and will be announced not later than, 8.30 a.m. (London time) in the United Kingdom and 8.30 a.m. (New York City time) in the United States on the relevant day (or such later time and/or date as the Panel may agree) and the announcement will state the next expiry date of the Initial Offer Period.

(C) References to the making of an announcement by or on behalf of PacifiCorp Acquisitions include the release of an announcement by PacifiCorp Acquisitions, by public relations consultants retained by PacifiCorp Acquisitions, or by Goldman Sachs International, to the press and the delivery by hand or telephone, facsimile or telex transmission or other electronic transmission of an announcement to the London Stock Exchange and the Dow Jones News Service. An announcement made otherwise than to the London Stock Exchange will be notified simultaneously to the London Stock Exchange.

(D) Without limiting the manner in which PacifiCorp Acquisitions may choose to make any public announcement and, subject to PacifiCorp Acquisitions' obligations under applicable law (including Rules 14(d)-4(c) and 14d-6(d) under the Exchange Act relating to PacifiCorp Acquisitions' obligation to disseminate promptly public announcements concerning material changes to the Offer), PacifiCorp Acquisitions will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the London Stock Exchange and the Dow Jones News Service.

3 RIGHTS OF WITHDRAWAL

(A) Except as otherwise provided in this paragraph, tenders of Energy Group Securities and elections are irrevocable. Energy Group Securities tendered pursuant to the Offer may be withdrawn pursuant to the procedures set out below at any time during the Initial Offer Period and in certain other circumstances described below. Energy Group Securities tendered during the Initial Offer Period and not validly withdrawn prior to the Initial Closing Date, and Energy Group Securities tendered during the Subsequent Offer Period, may not be withdrawn. Holders of Energy Group Securities will not have withdrawal rights during the Subsequent Offer Period, except in certain limited circumstances described below.

(B) If PacifiCorp Acquisitions, having announced that the Acceptance Condition has been satisfied, fails by 3.30 p.m. (London time), 10.30 a.m. (New York City time) on the relevant day (or such later time or date as the Panel may agree) to comply with any of the relevant requirements relating to the Offer specified in paragraph 2(a) of this Part B of Appendix I above, an accepting holder of Energy Group Securities may immediately after that time withdraw his acceptance of the Offer by written notice given by post or by hand to New Issues Department, Independent Registrars Group Limited, PO Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH receiving such notice on behalf of PacifiCorp Acquisitions. This right of withdrawal may be terminated not less than eight days after the relevant day by PacifiCorp Acquisitions confirming, if that be the case, that the Offer is still unconditional and complying with the other relevant requirements relating to the Offer specified in paragraph 2(a) of this Part B of Appendix I above. If any such confirmation is given, the first period of 14 days referred to in paragraph 1(b) of this Part B of Appendix I above will run from the date of that confirmation and compliance.

(C) If a no extension and/or a no increase statement is withdrawn in accordance with paragraph 1(e) of this Part B of Appendix I above, any acceptance of the Offer made after the date of that statement may be withdrawn thereafter in the manner referred to in paragraph 3(b) of this Part B of Appendix I above, for a period of eight days following the date on which the notice of the withdrawal of such statement is posted to holders of Energy Group Securities.

(D) To be effective, a written notice of withdrawal must be received on a timely basis by the party (either the UK Receiving Agent or the US Depositary) to whom the Acceptance Form was originally sent and must specify the name of the person who has tendered the Energy Group Securities, the number of Energy Group Securities to be withdrawn and (if certificates have been tendered) the name of the registered holder of the relevant Energy Group Securities, if different from the name of the person who tendered such Energy Group Securities.

(E) In respect of Energy Group ADSs, if Energy Group ADRs have been delivered or otherwise identified to the US Depositary, then, prior to the physical release of such Energy Group ADRs, the serial numbers shown on such Energy Group ADRs must be submitted and, unless the Energy Group ADSs evidenced by such Energy Group ADRs have been tendered by an Eligible Institution or by means of a Letter of Transmittal, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If interests in Energy Group ADSs evidenced by Energy Group ADRs, have been delivered pursuant to the procedures for book-entry transfer set out in paragraph 9 of this Part B of Appendix I below, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Energy Group ADSs and must otherwise comply with such Book-Entry Transfer Facility's procedures.

(E) Withdrawals of tendered Energy Group Securities may not be rescinded (without PacifiCorp Acquisitions' consent) and any Energy Group Securities properly withdrawn and not properly retendered will thereafter be deemed not validly tendered for the purposes of the Offer. Withdrawn Energy Group Securities may be subsequently re-tendered, however, by following one of the procedures described in either paragraph 9 or paragraph 10 of this Part B of Appendix I below, as the case may be, at any time whilst the Offer remains open.

(F) All questions as to the validity (including time of receipt) of any notice of withdrawal will be determined by PacifiCorp Acquisitions, whose determination (except as required by the Panel) will be final and binding. None of PacifiCorp Acquisitions, The Energy Group, Goldman Sachs International, the US Depositary, the UK Receiving Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

4 THE LOAN NOTE ALTERNATIVE

(A) The Loan Note Alternative is conditional upon all Conditions becoming or being declared satisfied, fulfilled or, where permitted, waived.

(B) No election for the Loan Note Alternative will be valid unless both a valid acceptance of the Offer and a valid election for the Loan Note Alternative, duly completed in all respects and accompanied by, if appropriate, all relevant share certificates and/or other document(s) of title, are duly received by the time and date on which the Loan Note Alternative closes.

(C) If any acceptance of the Offer which includes an election for the Loan Note Alternative is not, and is not deemed to be, valid or complete in all respects at such time, such election shall for all purposes be void and the holder(s) of Energy Group Shares purporting to make such election shall not, for any purpose, be entitled to receive the Loan Note Alternative, but any such acceptance which is otherwise valid shall be deemed to be an acceptance of the Offer (without the Loan Note Alternative) for the number of Energy Group Shares which are the subject of the acceptance and the holder(s) of Energy Group Shares will, on the Offer becoming unconditional in all respects, be entitled to receive the cash consideration due under the Offer.

(D) The Loan Note Alternative will remain open for acceptance for as long as the Offer remains open for acceptance.

(E) The Loan Note Alternative is not available to any holder of Energy Group Securities who is a citizen or resident of the United States.

5 EFFECT OF ELECTIONS

(A) The insertion of a number in Box 2 on the Form of Acceptance shall, subject to the other terms of the Offer, be treated in respect of the relevant number of Energy Group Shares as an election for the Loan Note Alternative described in paragraph 4 of this Part B of Appendix I above.

(B) An election will not be valid unless the Form of Acceptance is completed correctly in all respects and is received in accordance with paragraph 10 ("Procedures for tendering Energy Group Shares") below.

(C) To allow PacifiCorp Acquisitions to pay interest on the Loan Notes without withholding US income tax, beneficial owners of Loan Notes must certify that they are not US persons for purposes of US federal income tax laws (see paragraph 15(b) of Appendix V below).

6 REVISIONS OF THE OFFER AND/OR THE LOAN NOTE ALTERNATIVE

(A) Although no revision of the Offer is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms or Conditions or in the value or form of the consideration offered or otherwise) and any such revision represents, on the date on which such revision is announced (on such basis as Goldman Sachs International may consider appropriate) an improvement (or no diminution) in the value of the consideration under the Offer as so revised compared with the value of the consideration previously offered, the benefit of the revised Offer will, subject as provided in this paragraph 6 below, be made available to holders of Energy Group Securities who have accepted the Offer in its original or any previously revised form(s) and not validly withdrawn such acceptance (hereinafter called a "Previous Acceptor"). The acceptance by or on behalf of a Previous Acceptor of the Offer in its original or any previously revised form(s) shall, subject as provided in this paragraph 6 and in paragraph 9 or paragraph 10 of Part B of this Appendix I below, be deemed to be an acceptance of the Offer as so revised and shall constitute the appointment of any director of PacifiCorp Acquisitions or of Goldman Sachs International as his attorney and/or agent with authority to accept any such revised Offer on behalf of such Previous Acceptor and to make such elections as those made by the Previous Acceptor in relation to the Offer in the Acceptance Form previously executed by him or on his behalf and to execute on behalf of and in the name of such Previous Acceptor all such further documents and take such further actions (if any) as may be required to give effect to such acceptances and/or elections. In making any such acceptance or making any such election, the attorney and/or agent will take into account the nature of any previous acceptances and/or elections made by or on behalf of the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

(B) The authorities conferred by paragraph 6(a) of Part B of this Appendix I above shall not be exercised by any director of PacifiCorp Acquisitions or of Goldman Sachs International, as the case may be, if, as a result thereof, the Previous Acceptor would thereby receive less in cash than he would have received as a result of his acceptance of the Offer (in its original or any previously revised form(s)) in the form in which it was originally accepted by him and the exercise of the powers of attorney so conferred by paragraph 6(a) of Part B of this Appendix I above of any such Previous Acceptor shall be ineffective to the extent that such Previous Acceptor shall lodge, within 14 calendar days of the posting of the document pursuant to which the improved consideration referred to in paragraph 6(a) of Part B of this Appendix I above is made available to holders of Energy Group Securities, an Acceptance Form validly accepting the Offer in which he validly elects to receive the consideration receivable by him in some other manner than that set out in his original acceptance.

(C) PacifiCorp Acquisitions reserves the right (subject to paragraph 6(a) of this Part B of this Appendix I above) to treat an executed Acceptance Form relating to the Offer (in its original or any previously revised form(s)) which is received (or dated) after the announcement or issue of the Offer in any revised form as a valid acceptance and/or election of the revised Offer and such acceptance shall constitute an authority in the terms of paragraph 6(a) of Part B of this Appendix I above, mutatis mutandis, on behalf of the relevant holder of Energy Group Securities.

7GENERAL

(A) If the Offer lapses, pursuant to the City Code, neither PacifiCorp Acquisitions nor any person acting or deemed to be acting in concert with PacifiCorp Acquisitions for the purpose of the Offer nor any of their respective affiliates may make an offer (whether inside or outside the United Kingdom) for Energy Group Securities for a period of one year following the date of such lapse, except with the permission of the Panel.

(B) Except with the consent of the Panel, settlement of the consideration to which any holder of Energy Group Securities is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which PacifiCorp Acquisitions may otherwise be, or claim to be, entitled as against such holder of Energy Group Securities. Consideration due to a holder of Energy Group Securities who validly accepts the Offer will (except with the consent of the Panel) be despatched not later than 14 calendar days after the later of the Initial Closing Date and the date of receipt of a valid and complete acceptance from such holder of Energy Group Securities. Cash consideration will be settled as described in paragraph 14 ("Settlement") below.

(C) Any omission or failure to despatch this document, the Acceptance Form, any other document relating to the Offer and/or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made or should be made shall not invalidate the Offer in any way. Subject to the provisions of paragraph 8 ("Overseas shareholders") below, the Offer extends to any such persons to whom this document, the Acceptance Form, and/or any related offering document may not have been despatched or who may not receive such documents and such persons may collect copies of those documents from Goldman Sachs International.

(D) All powers of attorney, appointment of agents and authorities on the terms conferred by or referred to in this Appendix I or in the Acceptance Form are given by way of security for the performance of the obligations of the holder of Energy Group Securities concerned and are irrevocable in accordance with section 4 of the Powers of Attorney Act 1971, except in the circumstances where the donor of such power of attorney or authority is entitled to withdraw his acceptance in accordance with paragraph 3 "Rights of withdrawal" above and duly does so.

(E) If all Conditions are satisfied, fulfilled or, where permitted, waived and PacifiCorp Acquisitions acquires or contracts to acquire, pursuant to the Offer or otherwise, at least 90 per cent. in value of the Energy Group Securities to which the Offer relates before the end of the period of four months beginning with the date of the Offer, it will be entitled to and intends to acquire the remaining Energy Group Shares on the same terms as the Offer pursuant to and subject to sections 428 to 430F (inclusive) of the Companies Act.

    If all Conditions are satisfied, fulfilled or, where permitted, waived and PacifiCorp Acquisitions acquires or contracts to acquire, pursuant to the Offer or otherwise, Energy Group Securities giving it more than 75 per cent. of voting rights at general meetings of The Energy Group, but PacifiCorp Acquisitions is not in a position to effect the compulsory acquisition of all outstanding Energy Group Securities in accordance with the relevant procedures and time limits of the Companies Act referred to above, PacifiCorp Acquisitions intends to seek to procure the making of an application by The Energy Group to the London Stock Exchange for Energy Group Shares to be delisted and the making of an application by The Energy Group to the New York Stock Exchange for Energy Group ADSs to be delisted. PacifiCorp Acquisitions further intends that, subject to the London Stock Exchange delisting taking place, it will seek to procure the transfer of Peabody's US coal operations (except Lee Ranch Coal Company) to PacifiCorp Acquisitions' fellow subsidiary, Powercoal, and to procure the giving of financial assistance by members of the TEG Group to PacifiCorp Acquisitions and other members of the PacifiCorp Group, subject to compliance, where necessary, with the "whitewash" procedures set out in sections 155 to 158 of the Companies Act. For further details, see paragraph 10 of Appendix V ("Financing arrangements") below.

(F) PacifiCorp Acquisitions and Goldman Sachs International reserve the right to notify any matter, including the making of the Offer, to all or any holders of Energy Group Securities with a registered address outside the United Kingdom and the United States, or whom PacifiCorp Acquisitions knows to be a custodian, trustee or nominee holding Energy Group Securities for persons in Canada, Australia or Japan, by announcement in the United Kingdom to the London Stock Exchange and in the United States to the Dow Jones News Service or in any other appropriate manner, or by paid advertisement in a newspaper published and circulated in the United Kingdom and the United States, in which event such notice will be deemed to have been sufficiently given, notwithstanding any failure by any such holders of Energy Group Securities to receive or see such notice. All references in this document to notice in writing by or on behalf of PacifiCorp Acquisitions will be construed accordingly. No such document will be sent to an address in Canada, Australia or Japan.

(G) The Offer is being extended by means of an advertisement to be inserted in the Financial Times (United Kingdom version only) on 30 June 1997 to all persons to whom this document or an Acceptance Form may not be despatched (or by whom such documents may not be received) who hold or are entitled to have allotted or issued to them Energy Group Securities.

(H) The terms, provisions, instructions and authorities contained in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document have the same meanings when used in the Form of Acceptance, unless the context otherwise requires.

(I) References to a holder of Energy Group Securities include references to the person or persons executing any Acceptance Form and in the event of more than one person executing an Acceptance Form, such references will apply to them jointly and severally.

8OVERSEAS SHAREHOLDERS

(A) The making of the Offer in, or to certain persons who are citizens, residents or nationals of, jurisdictions outside the United Kingdom or United States (and the availability of Loan Notes to such persons and citizens or residents of the United States) may be prohibited or affected by the laws of the relevant overseas jurisdiction. Holders of Energy Group Securities who are citizens, residents or nationals of jurisdictions outside the United Kingdom and the United States (and, in the case of Loan Notes, the United Kingdom only) should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such holder of Energy Group Securities wishing to accept the Offer or the Loan Note Alternative to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, compliance with other necessary formalities and the payment of any issue, transfer or other taxes or duties in such jurisdiction. Any such holder of Energy Group Securities will also be responsible for payment of any issue, transfer or other taxes or duties or other requisite payments due in such jurisdiction by whomsoever payable and PacifiCorp Acquisitions and Goldman Sachs International and any person acting on their behalf shall be entitled to be fully indemnified and held harmless by such holder of Energy Group Securities for any issue, transfer or other taxes or duties as PacifiCorp Acquisitions and Goldman Sachs International or such person may be required to pay.

(B) In particular, the Offer is not being made, directly or indirectly, in or into Canada, Australia or Japan, or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telex or telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, any of these jurisdictions. Accordingly, copies of this document, the Acceptance Form and any related offer documents are not being mailed or otherwise distributed or sent in or into Canada, Australia or Japan. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not distribute, send or mail them in, into or from Canada, Australia or Japan or use any such means, instrumentality or facilities in connection with the Offer, and doing so may render invalid any related purported acceptance of the Offer. Persons wishing to accept the Offer must not use the Canadian, Australian or Japanese mails or any such means, instrumentality or facilities for any purpose directly or indirectly related to acceptance of the Offer. Envelopes containing the Acceptance Form must not be postmarked in Canada, Australia or Japan or otherwise despatched from these jurisdictions and all acceptors must provide addresses outside Canada, Australia and Japan for the receipt of the consideration to which they are entitled under the Offer and which is despatched by post or for the return of the Acceptance Form and (in relation to Energy Group Shares in certificated form) any Energy Group Share certificate(s) and/or other document(s) of title.

(C) The provisions of this paragraph 8 and/or other terms of the Offer relating to overseas holders of Energy Group Securities may be waived, varied or modified as regards specific holders of Energy Group Securities or on a general basis by PacifiCorp Acquisitions in its absolute discretion. References in this paragraph 8 to holders of Energy Group Securities shall include references to the person or persons executing an Acceptance Form and, in the event of more than one person executing an Acceptance Form, the provisions of this paragraph 8 shall apply to them jointly and severally.

(D) The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, registered under the Securities Act or under any relevant securities law of any state or district of the United States and will not be the subject of a prospectus under the securities laws of any province of Canada. In addition, no steps have been taken, or will be taken, to enable the Loan Notes to be offered in Japan in compliance with applicable securities laws of Japan and no prospectus in relation to the Loan Notes has been, or will be, lodged with or registered by the Australian Securities Commission, nor will the Loan Notes be registered under any relevant securities laws of any other country. PacifiCorp Acquisitions will not authorise the delivery of any document(s) of title in respect of any Loan Notes falling to be allotted pursuant to the Offer to any address in the United States, Canada, Australia or Japan or to any person who is, or whom PacifiCorp Acquisitions has reason to believe is, a citizen or resident of the United States or a person in Canada, Australia or Japan or who, by completing Box 8 of the Form of Acceptance or otherwise, does not give the warranty set out in paragraph 11(l) of this Part B of Appendix I. Any holder of Energy Group Securities accepting the Offer who is a citizen or resident of the United States or a person in Canada, Australia or Japan or who does not give such warranty shall be deemed not to have accepted the Loan Note Alternative.

9PROCEDURES FOR TENDERING ENERGY GROUP ADSS

(A) If you are a holder of Energy Group ADSs evidenced by Energy Group ADRs, you will have also received a Letter of Transmittal and Notice of Guaranteed Delivery for use in connection with the Offer. This section should be read together with the instructions on the Letter of Transmittal. The provisions of this section shall be deemed to be incorporated in, and form a part of, the relevant Letter of Transmittal. The instructions printed on the relevant Letter of Transmittal shall be deemed to form part of the terms of the Offer.

(B) For a holder of Energy Group ADSs evidenced by Energy Group ADRs to tender such Energy Group ADSs validly pursuant to the Offer, either:

   (i) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other required documents, must be received by the US Depositary at one of its addresses set forth on the back cover of this document and the Energy Group ADRs evidencing such Energy Group ADSs must be either received by the US Depositary at one of such addresses or delivered pursuant to the procedures for book-entry transfers set out below (and a confirmation of receipt of such transfer received by the US Depositary); or

   (ii) such holder must comply with the "Guaranteed Delivery Procedures" (as set forth in paragraph 9(h) below).

   The Offer in respect of Energy Group ADSs evidenced by Energy Group ADRs shall be validly accepted by delivery of a Letter of Transmittal, the relevant Energy Group ADRs evidencing Energy Group ADSs and other required documents to the US Depositary by holders of Energy Group ADSs (without any further action by the US Depositary), subject to the terms and Conditions set out in the Letter of Transmittal. The acceptance of the Offer by a tendering holder of Energy Group ADSs evidenced by Energy Group ADRs pursuant to the procedures described above, subject to the withdrawal rights described below, will be deemed to constitute a binding agreement between such tendering holder of Energy Group ADSs and PacifiCorp Acquisitions upon the terms and subject to the Conditions of the Offer. IF AN ENERGY GROUP ADR EVIDENCING AN ENERGY GROUP ADS HAS BEEN TENDERED BY A HOLDER OF ENERGY GROUP ADSS, THE ENERGY GROUP SHARES REPRESENTED BY SUCH ENERGY GROUP ADSS MAY NOT BE TENDERED INDEPENDENTLY. A LETTER OF TRANSMITTAL AND OTHER REQUIRED DOCUMENTS CONTAINED IN AN ENVELOPE POSTMARKED IN CANADA, JAPAN OR AUSTRALIA OR OTHERWISE APPEARING TO PACIFICORP ACQUISITIONS OR ITS AGENTS TO HAVE BEEN SENT FROM CANADA, JAPAN OR AUSTRALIA WILL NOT CONSTITUTE A VALID ACCEPTANCE OF THE OFFER.

(C) BOOK-ENTRY TRANSFER

   The US Depositary will establish an account at the Book-Entry Transfer Facilities with respect to interests in Energy Group ADSs evidenced by Energy Group ADRs held in book-entry form for the purposes of the Offer within two Business Days from the date of this document. Any financial institution that is a participant in any of the Book-Entry Transfer Facility's systems may make book-entry delivery of interests in Energy Group ADSs by causing a Book-Entry Transfer Facility to transfer such interests in Energy Group ADSs into the US Depositary's account at such Book-Entry Transfer Facility in accordance with that Book-Entry Transfer Facility's procedure for such transfer. Although delivery of interests in Energy Group ADSs evidenced by Energy Group ADRs may be effected through book-entry transfer into the US Depositary's account at a Book-Entry Transfer Facility, either:

   (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees; or

   (ii) an Agent's Message (as defined below),

   and, in either case, any other required documents must in any case be transmitted to, and received by, the US Depositary at one of its addresses set forth on the back cover of this document before Energy Group ADSs evidenced by Energy Group ADRs will be either counted as a valid acceptance, or purchased, or such holder must comply with the Guarantee Delivery Procedures described below. The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the US Depositary and forming a part of a Book-Entry Confirmation that states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the interests in Energy Group ADSs that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that PacifiCorp Acquisitions may enforce such agreement against the participant. Delivery of documents to a Book-Entry Transfer Facility does not constitute delivery to the US Depositary.

(D) METHOD OF DELIVERY

   The method of delivery of Energy Group ADRs, the Letters of Transmittal and all other required documents is at the option and risk of the tendering holder of Energy Group ADSs. Energy Group ADSs will be deemed delivered only when the Energy Group ADRs representing such Energy Group ADSs are actually received by the US Depositary (including in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. No acknowledgment of receipt of any Letter of Transmittal or other required documents will be given by, or on behalf of, PacifiCorp Acquisitions.

(E) SIGNATURE GUARANTEES

   No signature guarantee is required on the Letter of Transmittal if:

   (i) the Letter of Transmittal is signed by the registered holder of the Energy Group ADSs tendered therewith and such registered holder has not completed either the Box entitled "Special Payment Instructions" or the Box entitled "Special Delivery Instructions" in the Letter of Transmittal; or

   (ii) such Energy Group ADSs are tendered for the account of an Eligible Institution.

   In all other cases all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 on the Letter of Transmittal.

(F) ENERGY GROUP ADSS AND ADRS

   If the Energy Group ADSs are registered in the name of a person other than the person who signs the Letter of Transmittal, then the tendered Energy Group ADRs must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered owner or owners appear on the Energy Group ADRs, with the signatures on the Energy Group ADRs or stock powers guaranteed as aforesaid. See Instructions 1 and 5 on the Letter of Transmittal.

(G) PARTIAL ACCEPTANCES

   If fewer than all of the Energy Group ADSs evidenced by any Energy Group ADRs delivered to the US Depositary are to be tendered, the holder thereof should so indicate in the Letter of Transmittal by filling in the number of Energy Group ADSs which are to be tendered in the box entitled "Number of Energy Group ADSs Tendered." In such case, a new Energy Group ADR for the remainder of the Energy Group ADSs represented by the former Energy Group ADR will be sent to the person(s) signing such Letter of Transmittal (or delivered as such person properly indicates thereon) as promptly as practicable following the date the tendered Energy Group ADSs are purchased. All Energy Group ADSs delivered to the US Depositary will be deemed to have been tendered unless otherwise indicated. See Instruction 4 to the Letter of Transmittal. In the case of partial tenders, Energy Group ADSs not tendered will not be reissued to a person other than the registered holder.

(H) GUARANTEED DELIVERY

   (i) If a holder of Energy Group ADSs evidenced by Energy Group ADRs desires to tender Energy Group ADSs pursuant to the Offer and the Energy Group ADRs evidencing such Energy Group ADSs are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the US Depositary prior to the expiry of the Subsequent Offer Period, such holder's tender of Energy Group ADSs may be effected if all the following conditions are met (the "Guaranteed Delivery Procedures"):

     (aa) such tender is made by or through an Eligible Institution;

     (bb) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by PacifiCorp Acquisitions is received by the US Depositary, as provided below, prior to the expiry of the Subsequent Offer Period; and

     (cc) the Energy Group ADRs evidencing all tendered Energy Group ADSs (or, in the case of interests in Energy Group ADSs held in book-entry form, timely confirmation of the book-entry transfer of such interests in Energy Group ADSs into the US Depositary's account at a Book-Entry Transfer Facility as described above), together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the US Depositary within three Business Days after the date of execution of such Notice of Guaranteed Delivery.

   (ii) The Notice of Guaranteed Delivery may be delivered by hand or mailed to the US Depositary and must include a signature guarantee by an Eligible Institution in the form set out in such Notice of Guaranteed Delivery.

   (iii) Receipt of a Notice of Guaranteed Delivery will not be treated as a valid acceptance for the purpose of satisfying the Acceptance Condition. To be counted towards satisfaction of this requirement, Energy Group ADRs evidencing Energy Group ADSs referred to in the Notice of Guaranteed Delivery must, prior to the Initial Closing Date, be received by the US Depositary (or, in the case of interests in Energy Group ADSs evidenced by Energy Group ADRs held in book-entry form, timely confirmation of a book-entry transfer of such interests in Energy Group ADSs into the US Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set out above), together with a duly executed Letter of Transmittal with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other required documents.

(I)OTHER REQUIREMENTS

   By executing the Letter of Transmittal as set out above, the tendering holder of Energy Group ADSs evidenced by Energy Group ADRs will agree that effective from and after the date all Conditions are satisfied or, where permitted, waived:

   (i) PacifiCorp Acquisitions shall be entitled to direct the exercise of any votes attaching to any Energy Group Shares represented by Energy Group ADSs, in respect of which the Offer has been accepted or is deemed to have been accepted and any other rights and privileges attaching to such Energy Group Shares, including any right to requisition a general meeting of Energy Group or of any class of its shareholders; and

   (ii) the execution of the Letter of Transmittal and its delivery to the US Depositary will constitute:

     (a) an authority to Energy Group or its agents from the tendering holder of Energy Group ADSs to send any notice, circular, warrant, document or other communication, which may be sent to him as a holder of Energy Group ADSs, to PacifiCorp Acquisitions at its registered office;

     (b) an authority to PacifiCorp Acquisitions or its agent to sign any consent to short notice of a general meeting or separate class meeting on behalf of the tendering holder of Energy Group ADSs and/or to execute a form of proxy in respect of such Energy Group ADSs appointing any person nominated by PacifiCorp Acquisitions to attend general meetings or separate class meetings of Energy Group or its members (or any of them) (or any adjournments thereof) and to exercise the votes attaching to such Energy Group ADSs on the holders' behalf; and

     (c) the agreement of the tendering holder of Energy Group ADSs not to exercise any of such rights without the consent of PacifiCorp Acquisitions and the irrevocable undertaking of the tendering holder of Energy Group ADSs not to appoint a proxy for or to attend general meetings or separate class meetings.

(J) If the Offer lapses, all documents tendered will be returned within 14 calendar days thereafter at the risk of the holder of Energy Group Securities concerned.

(K) IF YOU ARE IN ANY DOUBT ABOUT THE PROCEDURE FOR ACCEPTANCE, PLEASE TELEPHONE THE INFORMATION AGENT TOLL FREE ON 1-800-733-8481, EXT. 475.

10PROCEDURES FOR TENDERING ENERGY GROUP SHARES

(A) Holders of Energy Group Shares will have received with this document a Form of Acceptance. This section should be read together with the Form of Acceptance. The provisions of this section shall be deemed to be incorporated in, and to form a part of, the Form of Acceptance. The instructions printed on the Form of Acceptance shall be deemed to form part of the terms of the Offer.

     If a holder of Energy Group Shares holds Energy Group Shares in both certificated and uncertificated form, he should complete a separate Form of Acceptance for each holding. Similarly, such holder should complete a separate Form of Acceptance for Energy Group Shares held in uncertificated form, but under different member account IDs, and for Energy Group Shares held in certificated form, but under different designations.

(B) To accept the Offer, any holder of Energy Group Shares, including any person in the US who holds Energy Group Shares, wishing to accept the Offer in respect of all or any portion of such holder's Energy Group Shares, should complete Box 1 and, if such holder's Energy Group Shares are in CREST, Box 5, and sign Box 6 on the Form of Acceptance in accordance with the instructions printed on it. All holders of Energy Group Shares who are individuals should sign the Form of Acceptance in the presence of a witness who should also sign Box 6 in accordance with the instructions printed on it. Unless witnessed, an acceptance will not be valid.

(C) An accepting holder of Energy Group Shares should return the completed, signed and witnessed Form of Acceptance, whether or not such Energy Group Shares are in CREST, to the UK Receiving Agent or US Depositary. The completed Form of Acceptance, together, if such holder's Energy Group Shares are in certificated form, with his share certificate(s) and/or other document(s) of title, must be lodged with the UK Receiving Agent or the US Depositary, as soon as possible, but in any event so as to arrive not later than 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 29 July 1997. If you have any questions as to how to complete the Form of Acceptance, please contact the UK Receiving Agent on 0181 639 2166 or the US Depositary on 1-800 733 8481 ext. 475. A person in the US who holds Energy Group Shares may submit the Form of Acceptance, together with his share certificate(s) and/or other document(s) of title, to the US Depositary, who will receive such Form(s) of Acceptance and certificate(s) and/or other document(s) of title on behalf of the UK Receiving Agent. A Form of Acceptance contained in an envelope postmarked Canada, Japan or Australia or otherwise appearing to PacifiCorp Acquisitions or its agents to have been sent from Canada, Japan or Australia will not constitute a valid acceptance of the Offer.

(D) If Energy Group Shares are in uncertificated form, the holder should insert in Box 5 of the Form of Acceptance the participant ID and member account ID under which such Energy Group Shares are held by him in CREST and otherwise complete and return the Form of Acceptance as described above. In addition, such holder should take (or procure to be taken) the action set out below to transfer the Energy Group Shares in respect of which he wishes to accept the Offer to an escrow balance, specifying Independent Registrars Group Limited (in its capacity as a CREST participant under the participant ID referred to below) as the escrow agent, as soon as possible and in any event so that the transfer to escrow settles not later than 3.00 p.m. (London time), 10:00 a.m. (New York City time) on 29 July 1997.

(E) If the holder of such Energy Group Shares is a CREST sponsored member, he should refer to his CREST sponsor before taking any action. Such holder's sponsor will be able to confirm details of his participant ID and the member account ID under which his Energy Group Shares are held. In addition, only his CREST sponsor will be able to send the TTE instruction to CRESTCo in relation to his Energy Group Shares.

(F) The holder of such Energy Group Shares should send (or, if he is a CREST sponsored member, procure that his CREST sponsor sends) a TTE instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

   (i) the number of Energy Group Shares to be transferred to an escrow balance;

   (ii) the member account ID of such holder of Energy Group Shares. This must be the same member account ID as the member account ID that is inserted in Box 5 of the Form of Acceptance;

   (iii) the participant ID of such holder of Energy Group Shares. This must be in the same participant ID as the participant ID that is inserted in Box 5 of the Form of Acceptance;

   (iv) the participant ID of the escrow agent (the UK Receiving Agent in its capacity as a CREST Receiving Agent). This is RA10;

   (v)   the member account ID of the escrow agent. This is ENERGY;

   (vi) the Form of Acceptance Reference Number. This is the Form of Acceptance Reference Number that appears next to Box 5 on page 3 of the Form of Acceptance. This Reference Number should be inserted in the first eight characters of the shared note field on the TTE instruction. Such insertion will enable the UK Receiving Agent to match the transfer to escrow to your Form of Acceptance. The holder of such shares should keep a separate record of this Form of Acceptance Reference Number for future reference;

   (vii) the Intended Settlement Date. This should be as soon as possible and in any event not later than 29 July 1997;

   (viii)the Corporate Action Number for the Offer. This is 1; and

   (ix)  input with standard delivery instruction of 80.

(G) After settlement of the TTE instruction, such holder of Energy Group Shares will not be able to access the Energy Group Shares concerned in CREST for any transaction or charging purposes. If the Conditions are satisfied, fulfilled or, where permitted, waived, the escrow agent will transfer the Energy Group Shares concerned to itself in accordance with paragraph 11(d) of this Part B of Appendix I below.

(H) Such holder of Energy Group Shares is recommended to refer to the CREST Manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, such holder is requested, wherever possible, to ensure that a Form of Acceptance relates to only one transfer to escrow.

(I) If no Form of Acceptance Reference Number, or an incorrect Form of Acceptance Reference Number, is included on the TTE instruction, PacifiCorp Acquisitions may treat any amount of Energy Group Shares transferred to an escrow balance in favour of the escrow agent specified above from the participant ID and member account ID identified in the TTE instruction as relating to any Form(s) of Acceptance which relate(s) to the same member account ID and participant ID (up to the amount of Energy Group Shares inserted or deemed to be inserted on the Form(s) of Acceptance concerned).

(J) Such holder of Energy Group Shares should note that CRESTCo does not make available special procedures, in CREST, for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. Such holder should therefore ensure that all necessary action is taken by him (or by his CREST sponsor) to enable a TTE instruction relating to his Energy Group Shares to settle prior to 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 29 July 1997. In this connection such holder is referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(K) PacifiCorp Acquisitions will make an appropriate announcement if any of the details contained in this paragraph 10 alter for any reason.

(L) Normal CREST procedures (including timings) apply in relation to any Energy Group Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Offer (whether any such conversion arises as a result of a transfer of Energy Group Shares or otherwise). Holders of Energy Group Shares who are proposing so to convert any Energy Group Shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Energy Group Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) or other documents of title or transfers to an escrow balance as described above) prior to 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 29 July 1997.

(M) If the share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, the Form of Acceptance should nevertheless be completed, signed and returned as stated above to the UK Receiving Agent or the US Depositary so as to be received as soon as possible, but in any event no later than 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 29 July 1997 together with any share certificate(s) and/or other document(s) of title that is/are available, accompanied by a letter stating that the balance will follow or that one or more share certificate(s) and/or other document(s) of title have been lost and the certificate(s) and/or other document(s) of title should be forwarded as soon as possible thereafter. If the share certificate(s) and/or other document(s) of title are lost, the accepting holder should request the registrar of The Energy Group (Lloyds Bank Registrars, The Causeway, Goring-by-Sea, Worthing, West Sussex BN99 6DA) to send him a letter of indemnity for completion in accordance with the instructions given. When completed, the letter of indemnity must be lodged with the UK Receiving Agent or the US Depositary, in accordance with instructions given, in support of the Form of Acceptance.

(N) Subject to the City Code, PacifiCorp Acquisitions reserves the right to treat as valid in whole or in part any acceptance of the Offer which is not entirely in order or which is not accompanied by (as applicable) the relevant transfer to escrow or the relevant share certificate(s) and/or other document(s) of title or which is received by it at a place or places other than as set out in this document or the Acceptance Forms. In that event, the consideration under the Offer will be despatched only when the acceptance is entirely in order and (as applicable) the relevant transfer to escrow or the relevant share certificate(s) and/or other document(s) of title or indemnity satisfactory to PacifiCorp Acquisitions has/have been received.

(O) If the Offer lapses, all documents lodged for acceptance will be returned within 14 calendar days thereafter at the risk of the holder of Energy Group Shares concerned.

(P) No acknowledgment of receipt of any Form of Acceptance, share certificate(s) and/or other document(s) of title will be given by, or on behalf of, PacifiCorp Acquisitions. The method of delivery of share certificate(s) and/or other document(s) of title for Energy Group Shares and all other required documents is at the option and risk of the accepting holder of Energy Group Shares. In all cases, sufficient time should be allowed to ensure timely delivery and in any event to ensure delivery by 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 29 July 1997.

(Q) Any holder of Energy Group Shares who is in any doubt as to the procedure for acceptance should contact the UK Receiving Agent by telephone on 0181 639 2166. Such holder is also reminded that, if he is a CREST sponsored member, he should contact his CREST Sponsor before taking any action.

11  FORMS OF ACCEPTANCE

    Each holder of Energy Group Shares by whom, or on whose behalf, a Form of Acceptance is executed and lodged with the UK Receiving Agent or US Depositary (subject to the rights of withdrawal set forth in this document) undertakes, represents, warrants to and agrees with PacifiCorp Acquisitions, Goldman Sachs International, Independent Registrars Group Limited and Continental Stock Transfer & Trust Company (so as to bind such holder and his personal or legal representatives, heirs, successors and assigns) to the following effect:

(A) that execution of the Form of Acceptance and its delivery to the UK Receiving Agent or US Depositary constitutes (i) an acceptance of the Offer in respect of the number of Energy Group Shares inserted or deemed to have been inserted in Box 1 of the Form of Acceptance; (ii) an election under the Loan Note Alternative in respect of the number of Energy Group Shares inserted, or deemed to be inserted, in Box 2 of the Form of Acceptance; and (iii) an undertaking to execute any further documents and give any further assurances which may be required to enable PacifiCorp Acquisitions to obtain the full benefit of paragraph 10 of this Part B of Appendix I above and this paragraph 11 and/or to perfect any of the authorities expressed to be given hereunder on and subject to the terms and Conditions set out or referred to in this document and the Form of Acceptance;

(B) that such holder has full power and authority to tender, sell, assign or transfer the Energy Group Shares in respect of which the Offer is accepted or deemed to be accepted (together with all rights attaching to them) and when the same are transferred to PacifiCorp Acquisitions pursuant to the terms of the Offer, PacifiCorp Acquisitions will acquire such Energy Group Shares fully paid and free from all liens, charges, equities, encumbrances and other interests and, except in respect of the dividend referred to below, together with all rights now or hereafter attaching thereto, including, without limitation, the right to receive and retain all dividends (other than the right to receive a dividend of 5.5 pence (net) per Energy Group Share to be paid on 4 July

    1997), interest and other distributions, if any, declared, made or paid after 13 June, 1997 (the date on which the Offer was announced);

(C) that the execution of the Form of Acceptance and its delivery to the UK Receiving Agent or US Depositary constitutes, subject to the Conditions being satisfied, fulfilled or, where permitted, waived and to the holder of Energy Group Shares not having validly withdrawn his acceptance, the irrevocable appointment of any director of, or other person nominated by, PacifiCorp Acquisitions as such holder's attorney and agent ("attorney"), and an irrevocable instruction to the attorney, to complete and execute all or any forms of transfer and/or such other documents at the attorney's discretion in relation to the Energy Group Shares referred to in paragraph 11(a) above in favour of PacifiCorp Acquisitions or such other person or persons as PacifiCorp Acquisitions may direct and to deliver such forms of transfer and/or other documents at the attorney's discretion together with the share certificate(s) and/or other document(s) of title relating to such Energy Group Shares for registration within six months of their purchase and to do all such other acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, the acceptance of the Offer and to vest in PacifiCorp Acquisitions or its nominees the Energy Group Shares to which such Form of Acceptance relates as aforesaid;

(D) that the execution of the Form of Acceptance and its delivery to the UK Receiving Agent or US Depositary constitutes, subject to the Conditions being satisfied, fulfilled or, where permitted, waived, an irrevocable authority and request:

    (i) to transfer to PacifiCorp Acquisitions (or to such other person or persons as PacifiCorp Acquisitions or its agents may direct) by means of CREST all or any of the Relevant Energy Group Shares (as defined below) (but not exceeding the number of Energy Group Shares in respect of which the Offer is accepted or deemed to be accepted);

    (ii) if the Conditions are not satisfied, fulfilled or, where permitted, waived, to give instructions to CRESTCo, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offer), to transfer all Relevant Energy Group Shares to the original available balance of the accepting holder of Energy Group Shares. "Relevant Energy Group Shares" means Energy Group Shares in uncertificated form and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in paragraphs 10(d) to (l) of this Part B of Appendix I above and where the transfer(s) to escrow was or were made in respect of Energy Group Shares held under the same member account ID and participant ID as the member account ID and participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance Reference Number, or a Form of Acceptance Reference Number corresponding to that appearing on the Form of Acceptance concerned, was included in the TTE instruction concerned);

   (iii) to The Energy Group or its agents to procure the registration of the transfer of the Energy Group Shares in certificated form pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect of them to PacifiCorp Acquisitions or as it may direct;

   (iv) if the Energy Group Shares concerned are in certificated form, or if either of the provisos to sub-paragraph (v) of this paragraph 11(d) apply, to PacifiCorp Acquisitions or its agents to procure the despatch by post (or by such other methods as may be approved by the Panel) of a cheque drawn on a branch of a UK clearing bank for any cash to which an accepting Energy Group shareholder is entitled, at the risk of such shareholder, to the person or agent whose name and address outside Canada, Australia and Japan is set out in Box 7 of the Form of Acceptance, or if no name and address is set out in Box 7, to the first-named holder at his registered address outside Canada, Australia or Japan as set out in Box 3 (or, if applicable, Box 4) on the Form of Acceptance together with a cheque for any cash payable to such holder of Energy Group Shares in respect of fractional entitlements;

   (v) if the Energy Group Shares concerned are in uncertificated form, to PacifiCorp Acquisitions or its agents to procure the creation of an assured payment obligation in favour of the holder of Energy Group Shares' payment bank in accordance with the CREST assured payment arrangements in respect of the cash consideration to which such shareholder is entitled, provided that (aa) PacifiCorp Acquisitions may (if, for any reason, it wishes to do so) determine that all or any part of any such cash consideration shall be paid by cheque despatched by post and/or that all or any of such Energy Group Shares shall be issued in certificated form and (bb) if the Energy Group shareholder concerned is a CREST member whose registered address is in Canada, Australia or Japan, any cash consideration to which such shareholder is entitled shall be paid by cheque despatched by post, and in either of such cases, sub-paragraph (iii) of this paragraph 11(d) shall apply; and

   (vi) to PacifiCorp Acquisitions or its agent(s) to record and act upon any instructions with regard to payment or notices which have been recorded in the records of The Energy Group in respect of such holder of Energy Group Shares;

(E) that subject to the Offer becoming or being declared wholly unconditional (or if the Offer will become unconditional in all respects or lapses immediately upon the outcome of the resolution in question) or if the Panel otherwise gives its consent and pending registration:

     (i) PacifiCorp Acquisitions or its agents shall be entitled to direct the exercise of any votes attaching to any Energy Group Securities in respect of which the Offer has been accepted or is deemed to have been accepted and any of the rights and privileges attaching to such Energy Group Securities including the right to requisition a general meeting of The Energy Group or of any class of its securities; and

     (ii) the execution of the Form of Acceptance and its delivery to the UK Receiving Agent or US Depositary shall constitute:

          (aa) an authority to The Energy Group or its agents from such holder to send any notice, circular, warrant, document or other communication, which may be required to be sent to him or her as a shareholder of The Energy Group, to PacifiCorp Acquisitions at its registered office;

          (bb) an authority to PacifiCorp Acquisitions or its agents to sign any consent to short notice of a general meeting or separate class meeting on his behalf and/or to execute a form of proxy in respect of such Energy Group Shares appointing any person nominated by PacifiCorp Acquisitions to attend general meetings and separate class meetings of The Energy Group or its members (or any of them) (or any adjournment of them) and to exercise the votes attaching to such Energy Group Shares on his behalf; and

          (cc) the agreement of such holder not to exercise any of such rights without the consent of PacifiCorp Acquisitions and the irrevocable undertaking of such holder not to appoint a proxy for or to attend general meetings or separate class meetings;

(F) that such holder will deliver, or procure the delivery to the UK Receiving Agent or US Depositary of, his share certificates and/or other documents of title in respect of the Energy Group Shares in certificated form referred to in paragraph 11(a) above, or an indemnity acceptable to PacifiCorp Acquisitions in lieu thereof, as soon as possible and in any event within six months of the purchase of such Energy Group Shares;

(G) that such holder will take (or procure to be taken) the action necessary to transfer all Energy Group Shares in respect of which the Offer has been accepted or is deemed to have been accepted held by him in uncertificated form to an escrow balance as soon as possible and in any event so that the transfer to escrow settles within two months of the Offer becoming unconditional in all respects;

(H) that if, for any reason, any Energy Group Shares in respect of which a transfer to an escrow balance has been effected are converted to certificated form, he will immediately deliver or procure the immediate delivery of, the share certificate(s) and/or other document(s) of title in respect of all such Energy Group Shares as so converted to Independent Registrars Group Limited at one of its addresses set out at the back of this document;

(I) that the creation of an assured payment obligation in favour of his payment bank in accordance with the CREST assured payments arrangements as referred to in paragraph 11(d)(v) of this Part B of Appendix I above shall, to the extent of the obligation so created, discharge in full any obligation of PacifiCorp Acquisitions and/or Goldman Sachs International to pay to him the cash consideration to which he is entitled pursuant to the Offer;

(J) that the terms and Conditions contained in this document shall be deemed to be incorporated in, and form part of, the Form of Acceptance, which shall be read and construed accordingly;

(K) that such holder agrees to do all such acts and things as shall be necessary, and execute any additional documents deemed by PacifiCorp Acquisitions to be desirable, to complete the purchase and transfer of the Energy Group Shares and to vest in PacifiCorp Acquisitions or its nominees the Energy Group Shares aforesaid and all such acts and things as may be necessary or expedient to enable the UK Receiving Agent to perform its functions as escrow agent for the purposes of the Offer;

(L) that unless "Yes" is put in Box 8 on the Form of Acceptance, such holder:

   (i) has not received or sent copies of this document or any Acceptance Forms or any related documents in, into or from Canada, Japan or Australia and has not otherwise utilised in connection with the Offer, directly or indirectly, the Canadian, Australian or Japanese mails or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce, or any facilities of a national securities exchange, of Canada, Australia or Japan;

   (ii) is accepting the Offer from outside Canada, Japan or Australia; and

   (iii) is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given any instructions with respect to the Offer from outside Canada, Japan or Australia;

(M) that the execution of the Form of Acceptance constitutes an authority to PacifiCorp Acquisitions and its agent in the terms of paragraph 6(a) of this Part B of Appendix I above;

(N) that such holder agrees and acknowledges that he is not a customer (as defined in the rules of The Securities and Futures Authority Limited) of Goldman Sachs International, Lazard or Morgan Stanley in connection with the Offer;

(O) that such holder agrees to ratify each and every act or thing which may be done or effected by any director of, or other person nominated by, PacifiCorp Acquisitions or their respective agents, as the case may be, in the exercise of any of his powers and/or authorities hereunder;

(P) that if any provision of this paragraph 11 shall be unenforceable or invalid or shall not operate so as to afford PacifiCorp Acquisitions or the UK Receiving Agent or the US Depositary or their respective agents the benefit of the authority expressed to be given herein, he shall with all practicable speed do all such acts and things and execute all such documents that may be required to enable those persons to secure the full benefits of this section;

(Q) that the execution of the Form of Acceptance constitutes the submission of such holder, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the Courts of England;

(R) that on execution of a Form of Acceptance, it shall take effect as a Deed;
    and

(S) that, if such holder elects for the Loan Note Alternative (in whole or in part), he is not a citizen or resident of the United States, nor acting on behalf of such person.

   DELIVERY OF THE FORM OF ACCEPTANCE AND CERTIFICATES REPRESENTING ENERGY GROUP SHARES AND/OR OTHER DOCUMENTS OF TITLE TO THE US DEPOSITARY WILL CONSTITUTE DELIVERY OF THEM TO THE UK RECEIVING AGENT FOR THE PURPOSES OF PARAGRAPH 10 OF THIS PART B OF APPENDIX I ABOVE AND THIS PARAGRAPH.

12   CERTAIN PROVISIONS CONCERNING ACCEPTANCES

(A) Without prejudice to the right reserved by PacifiCorp Acquisitions to treat Acceptance Forms as valid even though not entirely in order or not accompanied by, where Energy Group Shares are in certificated form, the relevant share certificates and/or other documents of title, or not accompanied by the relevant transfer to escrow, except as otherwise agreed by the Panel:

   (i) an acceptance of the Offer will only be counted towards fulfilling the Acceptance Condition if the requirements of Note 4 and, if applicable,
         Note 6 to Rule 10 of the City Code are satisfied in respect of such acceptance. For additional information on Note 4 and Note 6 to Rule 10 of the City Code, see paragraph 12(b) below;

   (ii) a purchase of Energy Group Securities by PacifiCorp Acquisitions or its nominee(s) (or a person acting in concert with PacifiCorp Acquisitions or its nominee(s)) will only be counted towards fulfilling the Acceptance Condition if the requirements of Note 5 and, if applicable,
         Note 6 to Rule 10 of the City Code are satisfied in respect of such purchase. For additional information on Note 5 and Note 6 to Rule 10 of the City Code, see paragraph 12(b) below; and

   (iii) the Acceptance Condition will not be declared satisfied until the UK Receiving Agent has issued a certificate to PacifiCorp Acquisitions (or its agent) which states the number of Energy Group Securities in respect of which acceptances have been received which comply with paragraph (i) above and the number of Energy Group Securities otherwise acquired, whether before or during the Initial Offer Period, which comply with paragraph (ii) above.

(B) Notes 4 to 6 to Rule 10 of the City Code contain detailed provisions for verifying which acceptances and purchases may be counted towards fulfilling the Acceptance Condition or in determining whether the Acceptance Condition has been fulfilled and are principally concerned to ensure that the acceptor is the registered owner of the securities which he is tendering. The principal requirements of Notes 4 to 6 to Rule 10 are that any Acceptance Form must be completed to a suitable standard (i.e. it must constitute a transfer or a valid and irrevocable appointment of PacifiCorp Acquisitions or its agent for the purpose of executing a transfer) and it must be accompanied by, where Energy Group Shares are in certificated form, the appropriate share certificate or other documents of title and, in all cases, any relevant supporting documentation (such as powers of attorney). Immediately prior to the satisfaction of the Acceptance Condition, the UK Receiving Agent will issue a certificate to PacifiCorp Acquisitions stating the number of Energy Group Securities tendered and not validly withdrawn pursuant to the Offer and the number of Energy Group Securities otherwise acquired, on or before the Initial Closing Date as the case may be, in compliance with the provisions referred to in paragraph 12(a) above. Copies of such certificates will be sent to the Panel as soon as possible after they are issued.

(C) Subject to the City Code, PacifiCorp Acquisitions reserves the right to treat as valid in whole or in part any acceptance of the Offer which is not entirely in order or which is not accompanied by the (as applicable) relevant transfer to escrow or the relevant share certificate(s) and/or other document(s) of title or which is received by it at a place or places other than set out in this document or the Acceptance Form. In that event, no payment of cash or issue of Loan Notes under the Offer will be made until after the relevant transfer to escrow has settled or (as applicable) the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to PacifiCorp Acquisitions have been received.

13   SUBSTITUTE ACCEPTANCE FORMS

     The holders of Energy Group Securities have been sent with this document either a Letter of Transmittal (accompanied by a Notice of Guaranteed Delivery) and/or a Form of Acceptance. All holders of Energy Group ADSs have been sent a Letter of Transmittal and a Notice of Guaranteed Delivery, which they must use to tender their Energy Group ADSs and accept the Offer. All holders of Energy Group Shares, including persons in the US who hold Energy Group Shares, have been sent a Form of Acceptance, which they must use to tender their Energy Group Shares and accept the Offer. Should any holder of Energy Group Securities receive an incorrect form with which to accept the Offer or require any additional forms, that person should contact the UK Receiving Agent or the US Depositary at the addresses set out at the end of this document, who will provide the appropriate forms.

14   SETTLEMENT

     Subject to the satisfaction, fulfilment or, where permitted, waiver of all Conditions (except as provided in paragraph 8 of this Part B of Appendix I in the case of certain overseas holders of Energy Group Securities), settlement of the consideration to which any holder of Energy Group Securities is entitled under the Offer will be effected (i) in the case of acceptances received, complete in all respects, by the Initial Closing Date, within 14 days of such date, or (ii) in the case of acceptances of the Offer received, complete in all respects, after such date, but while the Offer remains open for acceptance, within 14 days of such receipt, in the following manner:

(A)  ENERGY GROUP SHARES IN UNCERTIFICATED FORM (THAT IS, IN CREST)

     Where an acceptance relates to Energy Group Shares in uncertificated form, the cash consideration to which the accepting holder of Energy Group Shares is entitled will be paid by means of CREST by PacifiCorp Acquisitions procuring the creation of an assured payment obligation in favour of such accepting holder's payment bank in respect of the cash consideration due, in accordance with the CREST assured payment arrangements. Loan Notes will be despatched by first class post (or by such other method as may be approved by the Panel).

     PacifiCorp Acquisitions reserves the right to settle all or any part of the consideration referred to in this paragraph, for all or any accepting holders of Energy Group Securities, in the manner referred to in paragraph 14(b) below, if, for any reason, it wishes to do so.

(B)  ENERGY GROUP SECURITIES IN CERTIFICATED FORM

     Where an acceptance relates to Energy Group Securities in certificated form, cheques for cash due or Loan Notes will be despatched by first class post (or by such other method as may be approved by the Panel).

15.  CURRENCY OF CONSIDERATION

     Instead of pounds sterling, holders of Energy Group Shares who so wish may receive US dollars on the following basis: the cash amount payable in pounds sterling to which such holder would otherwise be entitled pursuant to the terms of the Offer will be converted, without charge, from pounds sterling to US dollars at the exchange rate obtainable by the relevant payment agent (either the UK Receiving Agent or the US Depositary) on the spot market in London at approximately noon (London time) on the date the cash consideration is made available by PacifiCorp Acquisitions to the relevant payment agent for delivery in respect of the relevant Energy Group Shares. A holder of Energy Group Shares may receive such amount on the basis set out above only in respect of the whole of his holding of Energy Group Shares in respect of which he accepts the Offer. Holders of Energy Group Securities may not elect to receive pounds sterling and US dollars. Unless they elect to receive pounds sterling, holders of Energy Group

   ADSs will receive consideration converted into US dollars as described above, as if such holders of Energy Group ADSs had elected to receive dollars. Consideration in US dollars may be inappropriate for holders of Energy Group Shares other than persons in the US and holders of Energy Group ADSs.

   THE ACTUAL AMOUNT OF US DOLLARS RECEIVED WILL DEPEND UPON THE EXCHANGE RATE PREVAILING ON THE BUSINESS DAY ON WHICH FUNDS ARE MADE AVAILABLE TO THE RELEVANT PAYMENT AGENT BY PACIFICORP ACQUISITIONS. HOLDERS OF ENERGY GROUP SECURITIES SHOULD BE AWARE THAT THE US DOLLAR/POUNDS STERLING EXCHANGE RATE WHICH IS PREVAILING AT THE DATE ON WHICH AN ELECTION IS MADE TO RECEIVE DOLLARS AND ON THE DATE OF DESPATCH OF PAYMENT MAY BE DIFFERENT FROM THAT PREVAILING ON THE BUSINESS DAY ON WHICH FUNDS ARE MADE AVAILABLE TO THE RELEVANT PAYMENT AGENT BY PACIFICORP ACQUISITIONS. IN ALL CASES, FLUCTUATIONS IN THE US DOLLAR/POUNDS STERLING EXCHANGE RATE ARE AT THE RISK OF ACCEPTING HOLDERS OF ENERGY GROUP SECURITIES WHO ELECT OR ARE TREATED AS HAVING ELECTED TO RECEIVE THEIR CONSIDERATION IN US DOLLARS. PACIFICORP ACQUISITIONS SHALL HAVE NO RESPONSIBILITY WITH RESPECT TO THE CONSIDERATION PAYABLE OTHER THAN TO MAKE PAYMENT IN POUNDS STERLING.

                                  APPENDIX II

                    SUMMARY OF THE TERMS OF THE LOAN NOTES

  The Floating Rate Unsecured Loan Notes 2004 of PacifiCorp Acquisitions will be created by a resolution of the Board or a duly authorised committee thereof and will be constituted by a Loan Note Instrument (the "Loan Note Instrument") executed as a deed by PacifiCorp Acquisitions. The Loan Notes will not be guaranteed. The issue of the Loan Notes is conditional on all Conditions being, where applicable, waived, fulfilled or satisfied. Loan Notes will be issued only if the aggregate valid elections for the Loan Note Alternative received on or before the date on which all Conditions are so waived, fulfilled or satisfied, as applicable, will result in PacifiCorp Acquisitions issuing in excess of (Pounds)1 million nominal value of Loan Notes. The Loan Note Alternative is not available to any person who is a citizen or resident of the United States. The Loan Note Instrument will contain provisions, inter alia, substantially to the effect set out below.

  1. The Loan Notes will be issued by PacifiCorp Acquisitions in amounts and integral multiples of (Pounds)1 in nominal amount only and will constitute unsecured obligations of PacifiCorp Acquisitions. No payment will be made in respect of any amount payable of less than (Pounds)1. The Loan Note Instrument will not contain any restrictions on borrowing, disposals or charging of assets by PacifiCorp Acquisitions.

  2. Interest on the Loan Notes will be payable (subject to any requirement to deduct income tax therefrom) semi-annually in arrear on 30 June and 31 December in each year or, if such a day is not a Business Day, on the immediately preceding Business Day ("interest payment dates") except that the first payment of interest on the Loan Notes will be made on 30 June 1998 in respect of the period from and including the date of issue of the relevant Loan Note up to but excluding 30 June 1998. The period from and including the date of issue of the relevant Loan Note up to but excluding 30 June 1998 and the period from and including that date or any subsequent interest payment date up to but excluding the next following interest payment date is herein called an "interest period".

  3.(a) The rate of interest on the Loan Notes for each interest period will be the rate per annum which is 0.5 per cent. below LIBOR. "LIBOR" means the arithmetic mean (rounded down, if necessary, to four decimal places) of the respective rates which are quoted as of 11.00 a.m. (London time) on the first Business Day of the interest period on the "LIBP" page on the Reuter Monitor Money Rate Service (or such other page or service as may replace it for the purpose of displaying London inter-bank sterling offered rates of leading reference banks) as being the interest rates offered in the London inter-bank market for six month sterling deposits but:

  (i) if only two or three such offered quotations appear, the relevant arithmetic mean (rounded as mentioned above) shall be determined on the bases of those offered quotations; and

  (ii) if no, or only one, such offered quotation appears, the relevant arithmetic mean (rounded as mentioned above) shall be determined instead on the basis of the respective rates (as quoted to PacifiCorp Acquisitions at its request) at which each of Barclays Bank PLC and National Westminster Bank plc is offering six month sterling deposits to prime banks in the London inter-bank market at or about 11.00 a.m. (London time) on the first Business Day of the relevant interest period.

  (b) If LIBOR cannot be established in accordance with the provisions of sub-paragraph (a) above for any interest period, the rate of interest on the Loan Notes for such interest period shall be the same as that applicable to the Loan Notes during the previous interest period, unless in such case such other prime bank in the London inter-bank market as PacifiCorp Acquisitions shall reasonably select for the purpose shall have been prepared to offer a rate as aforesaid, in which case the rate of interest in respect of the relevant interest period shall be the rate so offered.

  (c) Each instalment of interest shall be calculated on the basis of a 365 day year and the number of days elapsed in the relevant interest period.

  4. A holder of Loan Notes (a "Noteholder") shall be entitled to require PacifiCorp Acquisitions to repay the whole (whatever the amount) or any part (being any integral amount of (Pounds)1) of the principal amount of his holding of Loan Notes at par, together with accrued interest (subject to any requirement to deduct income tax therefrom) up to but excluding the date of repayment, on any interest payment date, from and including 30 June 1998 and thereafter on any interest payment date falling prior to 30 June 2004 by giving not less than 30 days' prior notice in writing to PacifiCorp Acquisitions accompanied by the certificate(s) for all the Loan Notes to be repaid and notice of redemption (duly completed) in the prescribed form on the Loan Notes to be repaid.

  5. If at any time the principal amount of all Loan Notes outstanding is 20 per cent. or less of the total nominal amount of Loan Notes issued in connection with the Offer, PacifiCorp Acquisitions shall have the right, on giving the remaining Noteholders not less than 30 days' notice in writing expiring on 30 June 1998 or any subsequent interest payment date, to redeem all (but not some only) of the outstanding Loan Notes at par together with accrued interest thereon (subject to any requirement to deduct income tax therefrom) up to but excluding the date of redemption.

  6. Any Loan Notes not previously repaid, redeemed or purchased will be repaid in full at par on 30 June 2004, together with accrued interest thereon (subject to any requirement to deduct income tax therefrom) up to and excluding that date.

  7. Any Loan Notes repaid, purchased or redeemed will be cancelled and shall not be available for re-issue.

  8. The Noteholders will have power by extraordinary resolution of the Noteholders passed in accordance with the provisions of the Loan Note Instrument or by resolution in writing signed by holders of not less than 75 per cent. of the outstanding Loan Notes, inter alia, to sanction any modification, abrogation or compromise of or arrangement in respect of their rights against PacifiCorp Acquisitions and to assent to any amendment in respect of their rights against PacifiCorp Acquisitions and to assent to any amendment of the provisions of the Loan Note Instrument (but in each case subject to the consent of PacifiCorp Acquisitions). PacifiCorp Acquisitions may, with the consent of its financial advisers, amend the provisions of the Loan Note Instrument, without such sanction or consent, if such amendment is of a formal, minor or technical nature or to correct a manifest error.

  9. Each Noteholder will have the right to acquire (by subscription at a nominal value of an amount up to or equal to such Noteholder's holding of Notes) additional loan notes to be issued by a subsidiary of PacifiCorp Acquisitions (the "Additional Notes") on terms and conditions substantially the same as those applicable to the Loan Notes, except as follows:

  (a) the Additional Notes will not be issued before 30 June 2003;

  (b) the rate of interest on the Additional Notes will be 1 per cent. below the rate per annum described in paragraph 3(a) above; and

  (c) the Additional Notes will not carry any right to acquire any additional securities.

  10. Each Noteholder shall be entitled to require all or part (being (Pounds)1 nominal amount or any integral multiple thereof) of the Loan Notes held by him to be repaid at par together with accrued interest (subject to any requirement to deduct any income tax therefrom) if:

  (a) any principal or interest on any of the Loan Notes held by that Noteholder shall fail to be paid in full within 30 days after the due date for payment thereof; or

  (b) an order is made or an effective resolution is passed for the winding-up or dissolution of PacifiCorp Acquisitions (other than for the purposes of a solvent reconstruction or a solvent amalgamation or a members' voluntary winding-up on terms previously approved by extraordinary resolution of the Noteholders); or

  (c) an encumbrancer takes possession of, or a trustee, receiver, administrator or similar officer is appointed or an administration order is made in respect of, the whole or substantially the whole of the undertaking of PacifiCorp Acquisitions and such person has not been paid out or discharged within 30 days.

  11. PacifiCorp Acquisitions shall be entitled at any time to purchase any Loan Notes at any price by tender (available to all Noteholders alike), private treaty or otherwise by agreement with the relevant Noteholder(s).

  12. The Loan Notes will contain provisions entitling PacifiCorp Acquisitions, without the consent of Noteholders, to substitute any of its subsidiaries or any holding company or subsidiaries of such holding company resident in the UK for tax purposes (other than Eastern or any of its subsidiaries) as the principal debtor under the Loan Note Instrument and the Loan Notes or to require all or any of the Noteholders to exchange their Loan Notes for loan notes issued on the same terms mutatis mutandis by any such company provided that (a) PacifiCorp Acquisitions guarantees such company's obligations thereunder; and (b) following such substitution or exchange, the Loan Notes or (as the case may be) such loan notes shall not contain a provision equivalent to this paragraph 12. References to PacifiCorp Acquisitions in this summary shall be construed accordingly. PacifiCorp Acquisitions' right to require substitution of such company as principal debtor (but not the right to require exchange of the Loan Notes) will be exercisable only if prior clearance has been obtained from the Inland Revenue to the effect that the substitution will not be treated as a disposal of the Loan Notes for the purposes of United Kingdom taxation of chargeable gains and PacifiCorp Acquisitions' right to require such an exchange will be exercisable only if the exchange will fall within section 135 of the Taxation of Chargeable Gains Act 1992, and to the extent relevant, clearance has been received from the Inland Revenue under section 138 of that Act in respect of the exchange.

  13. The Loan Notes will be evidenced by certificates, will be registered and will be transferable in integral multiples of (Pounds)1 in excess of that amount, provided that transfers of Loan Notes will not be registered during the seven days immediately preceding an interest payment date or while the register of Noteholders is closed.

  14. No application has been made or is intended to be made to any stock exchange or other dealing service for the Loan Notes to be listed or otherwise traded.

  15. The Loan Notes and the Loan Note Instrument will be governed by and construed in accordance with English law.

                                 APPENDIX III

               FINANCIAL AND OTHER INFORMATION ON THE TEG GROUP

1. RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 1997.

  The text on pages III-1 to III-14 has been extracted from the announcement made by The Energy Group on 13 June 1997:

"RESULTS AND DIVIDEND

  On a pro forma basis, group turnover for the period of six months to 31 March, 1997 rose by 38 per cent. from (Pounds)1,826 million to (Pounds)2,519 million, and underlying operating profit was 30 per cent. above the same period last year (on a pro forma basis) at (Pounds)317 million. Underlying pro forma earnings per share increased 33 per cent.

  It is proposed to pay a dividend of 5.5p net per share on 4 July, 1997.

  Derek Bonham, Executive Chairman of The Energy Group said: "Today we have announced the terms of a recommended offer by PacifiCorp for The Energy Group; together we are well placed to take advantage of and compete effectively in the fast changing international energy markets. Detailed terms of the offer will be mailed to our shareholders in due course."

OPERATING REPORT

COAL

                                                                    PRO FORMA
                                                        1997          1996
                                                    ------------- -------------
Turnover for the six months to 31 March............ (Pounds)647mn (Pounds)656mn
Operating profit for the six months to 31 March....  (Pounds)66mn  (Pounds)66mn
Tons sold..........................................          81mn          77mn

  Peabody continues to lead the industry in the USA with a 15 per cent. market share of coal production. In Australia, our operations were responsible for 5 per cent. of the country's coal production. Peabody's subsidiaries operate 26 coal mines in the USA and three mines in Australia. A fourth Australian mine, Bengalla, is under construction after receiving final development approval last year.

  In the calendar year 1996, our operating companies sold coal to more than 150 US utility power plants, generating more than 9 per cent. of all US electricity, approximately equal to the total amount of US electricity produced from natural gas. Peabody also exports steam and metallurgical coal to 15 countries from its US and Australian mines.

  Peabody increased its coal sales and its underlying operating profit levels in the six months ended 31 March, 1997. On a US dollar basis, underlying operating profits were 5 per cent. ahead of last year, although adverse currency movements reduced reported profits to (Pounds)66 million, the same as last year's reported level. Productivity has risen consistently, with our US operating companies averaging 92 tons per employee per workshift for the six month period - a 13 per cent. improvement on the previous year and a new company record.

  According to government statistics, the company's Powder River mines in Wyoming were the four most productive in the USA during 1996. At the three Australian mines, average productivity increased by more than 17 per cent. from the prior year, maintaining one of the highest productivity rates in the country.

  Sales volume from Peabody's US and Australian mines increased by 6 per cent. to 81.4 million tons, reflecting favourable customer demand for coal from the Powder River and Australian mines. Turnover of (Pounds)647 million fell slightly from the same period last year principally as a result of adverse currency movements, partially offset by increased volumes.


                                     III-1

  Peabody is preparing for deregulation in the US by working with Citizens Power, our newly acquired power marketing business in the US, to create innovative solutions to electric utility fuel supplies.

  The safety record for Peabody's US mines was the second best in its history, capping six years of dramatic gains in safety. Our Freedom Mine was named as the safest underground coal mine in the USA. An ambitious new safety programme, One Future: Going For Perfect, has been launched with the goal of zero lost time accidents.

POWER

                                                                  PRO FORMA
                                                    1997            1996
                                               --------------- ---------------
Turnover for the six months to 31 March....... (Pounds)1,801mn (Pounds)1,092mn
Operating profit for the six months to 31
 March........................................   (Pounds)129mn    (Pounds)44mn
Generating capacity at 31 March...............         6,784MW           495MW

  Substantial growth in our Power businesses enabled Eastern to make a significant contribution to The Energy Group's operating profit increase in the six months to 31 March, 1997. The power businesses' operating profit rose by 193 per cent. to (Pounds)129 million, reflecting our greatly expanded generation portfolio which now totals almost 7,000 MW, together with the contribution from related energy trading activities.

  The Group's power generation portfolio widened significantly in mid-1996 through the addition of five coal-fired plants leased from National Power and PowerGen to complement the three combined-cycle gas turbine (CCGT) plants:
Peterborough, King's Lynn, and Barking. The five coal-fired stations were a major factor in the substantial profit increase in the six months under review. The performance of the portfolio stations over the key winter period was excellent, with average availability levels in excess of 92 per cent., and our 360MW CCGT plant at Peterborough continues to maintain its outstanding availability record. Our new 340MW CCGT plant at King's Lynn, Norfolk, is undergoing commissioning trials and is due for final handover in 1997 following further work by the turnkey contractor to meet guaranteed performance levels. In March 1997, we announced plans to build a 240MW combined heat and power plant in Deeside using combined-cycle gas technology to serve the needs of Shotton Paper--the UK's leading newsprint manufacturer.

  Eastern's power and energy trading business manages and monitors Eastern's energy portfolio, including the bidding of its power plants into the Electricity Pool, the procurement of coal, oil and gas, and the management of risk for our retail energy operations. The business also offers risk management services to other independent energy retailers, generators and trading parties. During the period under review we have further improved our ability to manage the risks associated with such energy trading activities through the creation and operation of a variety of options, both physical, eg: our leased coal-fired generating plant, and through third party contractual arrangements, such as the innovative major plant-related contracts which were announced with Enron in January 1997 and Rolls-Royce in April 1997.

  Eastern Electricity has maintained its position as a leader in competitive electricity supply with an estimated 13 per cent. of the contestable market. Major customers include Coats Viyella, McDonald's, Somerfield and Anglian Water. For franchise customers, new tariffs from 1 April, 1997 will provide average reductions of between 6 per cent. and 9 per cent., and further discounts have been introduced for customers with annual bills above (Pounds)225 or below (Pounds)100. Eastern Electricity is recognised as being committed to the environment, and plans are well advanced to introduce a "green tariff" in October of this year.

  Eastern Natural Gas is now the leading retailer in the deregulating gas market (after British Gas/Centrica) with an annualised turnover of around (Pounds)250 million and approximately 11 per cent. of

                                     III-2
the competitive gas market. It is also the leading competitor to British Gas/Centrica in those parts of the domestic market open to competition, with over 100,000 domestic customers.

Eastern remains focused on delivering excellent service to its customers to ensure success in the next stages of deregulation in the UK electricity and gas markets. Its two customer service centres continue to operate at exceptionally high standards and answer customer enquiries 24 hours a day, 365 days a year.

NETWORKS

                                                                    PRO FORMA
                                                        1997          1996
                                                    ------------- -------------
Turnover for the six months to 31 March............ (Pounds)274mn (Pounds)278mn
Operating profit for the six months to 31 March.... (Pounds)122mn (Pounds)133mn

  Operating profit for our Networks business has reduced by 8 per cent. to (Pounds)122 million, reflecting a (Pounds)20 million reduction in regulatory income as a consequence of the last price review, partially offset by savings in operating costs. The re-opening of voluntary severance programmes and reshaping of the Networks business is already bringing through further cost savings.

  Eastern Electricity's UK network covers 20,300 square kilometres from Peterborough in the north to parts of London in the south, and from Aylesbury in the west to Lowestoft in the east. Recent statistics from the Office of Electricity Regulation show that the network remains one of the most reliable in the country. Targeted capital investment in the network continues to contribute to reliability and a new operations centre has helped to enhance network performance even further. Set up in November 1996, it centrally monitors and controls over 88,000km of cable and overhead lines.

  Eastern Group Telecoms has continued to develop its strong position as a network provider to telecoms operators, with operating profit of (Pounds)1.8 million (pro forma 1996 (Pounds)0.4 million).


                                     III-3

          THE ENERGY GROUP PLC--CONSOLIDATED PROFIT AND LOSS ACCOUNT

                    FOR THE SIX MONTHS ENDED 31 MARCH 1997

                                                                         1997
                                                                      ----------
                                                                      (Pounds)MN
Turnover.............................................................    2,519
Costs and overheads less other income................................   (2,222)
                                                                        ------
Operating profit.....................................................      297
Net interest payable and similar charges.............................      (37)
                                                                        ------
Profit on ordinary activities before taxation........................      260
Taxation charge for period...........................................      (81)
                                                                        ------
Profit on ordinary activities after taxation.........................      179
Dividend.............................................................      (29)
                                                                        ------
Profit retained for the period.......................................      150
                                                                        ======
Earnings per ordinary share:
  Pre-exceptional....................................................    38.2p
  Basic..............................................................    34.5p

  The figures on pages III-4 to III-10 for the six months ended 31 March 1997 have been extracted from the audited financial statements, but do not themselves constitute full accounts within the meaning of the Companies Act 1985. Statutory accounts for the period will be delivered to the Registrar of Companies in England and Wales. The other information on pages III-11 to III-14 is not subject to audit.

                                     III-4

                   THE ENERGY GROUP PLC--SEGMENT INFORMATION

                     FOR THE SIX MONTHS ENDED 31 MARCH 1997

                                                            1997
                                              --------------------------------
                                              OPERATING              CAPITAL
                                                PROFIT    TURNOVER   EMPLOYED
                                              ---------- ---------- ----------
                                              (Pounds)MN (Pounds)MN (Pounds)MN
BY ACTIVITY:
Coal.........................................     66         647      1,370
Power........................................    129       1,801      1,117
Networks.....................................    122         274      1,063
Other........................................     --           9          8
Intra-Group trading (Networks to Power)......     --        (212)        --
                                                 ---       -----      -----
                                                 317       2,519      3,558
Exceptional restructuring and reorganisation
 costs.......................................    (20)         --         --
                                                 ---       -----      -----
                                                 297       2,519      3,558
                                                 ---       -----      -----
                                                            1997
                                              --------------------------------
                                              OPERATING              CAPITAL
                                                PROFIT    TURNOVER   EMPLOYED
                                              ---------- ---------- ----------
                                              (Pounds)MN (Pounds)MN (Pounds)MN
BY GEOGRAPHICAL LOCATION:
United Kingdom...............................    228       1,853      2,166
USA..........................................     52         574      1,148
Australia....................................     14          74        226
Other........................................      3          18         18
                                                 ---       -----      -----
                                                 297       2,519      3,558
                                                 ---       -----      -----

                                     III-5

                      THE ENERGY GROUP PLC--BALANCE SHEETS

                              AS AT 31 MARCH 1997

                                                             GROUP     COMPANY
                                                              1997       1997
                                                           ---------- ----------
                                                           (Pounds)MN (Pounds)MN
FIXED ASSETS
Tangible fixed assets.....................................    3,910       --
Investments...............................................       72       63
                                                             ------      ---
                                                              3,982       63
                                                             ------      ---
CURRENT ASSETS
Stocks....................................................      256       --
Debtors...................................................    1,359       50
Investments...............................................       10       --
Short-term deposits.......................................      753       --
Cash......................................................      385       40
                                                             ------      ---
                                                              2,763       90
                                                             ------      ---
CREDITORS -- DUE WITHIN ONE YEAR
Short-term borrowings.....................................     (738)      --
Overdrafts................................................      (61)      --
Other creditors...........................................     (948)     (45)
                                                             ------      ---
                                                             (1,747)     (45)
                                                             ------      ---
NET CURRENT ASSETS........................................    1,016       45
                                                             ------      ---
TOTAL ASSETS LESS CURRENT LIABILITIES.....................    4,998      108
CREDITORS -- DUE AFTER ONE YEAR...........................   (1,655)      --
PROVISIONS FOR LIABILITIES AND CHARGES....................   (1,498)      --
                                                             ------      ---
NET ASSETS................................................    1,845      108
                                                             ======      ===
CAPITAL AND RESERVES
Called up share capital...................................       52       52
Other reserves............................................      639       --
Profit and loss account...................................    1,154       56
                                                             ------      ---
EQUITY SHAREHOLDERS' FUNDS................................    1,845      108
                                                             ======      ===


                                     III-6

             THE ENERGY GROUP PLC--CONSOLIDATED CASH FLOW STATEMENT

                     FOR THE SIX MONTHS ENDED 31 MARCH 1997

                                                    NOTE (Pounds)MN (Pounds)MN
CASH FLOW FROM OPERATING ACTIVITIES................   1                 346
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received..................................           29
Interest paid......................................          (83)
Dividends received from investments................            1
                                                            ----
                                                                        (53)
TAXATION...........................................                     (23)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets..................         (133)
Purchase of investments............................          (39)
Sale of tangible fixed assets......................            4
Sale of investments................................           12
                                                            ----
                                                                       (156)
ACQUISITION
Purchase of subsidiary undertaking.................                     (20)
                                                                       ----
CASH FLOW BEFORE USE OF LIQUID RESOURCES AND
 FINANCING.........................................                      94
MANAGEMENT OF LIQUID RESOURCES
Net cash placed on short-term deposit..............   3                (753)
FINANCING
Net new short-term borrowings......................   3      149
Debt due beyond a year:
New secured loan repayable within 5 years..........   3      907
Repayment of amounts borrowed......................   3     (118)
                                                            ----
                                                                        938
                                                                       ----
INCREASE IN CASH IN THE PERIOD.....................   3                 279
                                                                       ----

                                     III-7

        THE ENERGY GROUP PLC--NOTES TO CONSOLIDATED CASH FLOW STATEMENT

                     FOR THE SIX MONTHS ENDED 31 MARCH 1997

1. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING
ACTIVITIES

                                                                         1997
                                                                      ----------
                                                                      (Pounds)MN
Operating profit before exceptional items............................    317
Depreciation and depletion...........................................    100
Profit on sales of tangible fixed assets.............................     (3)
Share of profit of associated undertakings...........................     (2)
(Increase) in investments............................................     (2)
(Increase) in stocks.................................................     (8)
(Increase) in debtors................................................    (83)
Increase in creditors................................................     50
Provisions...........................................................    (23)
                                                                         ---
Net cash inflow from operating activities............................    346
                                                                         ---

2. ANALYSIS OF CHANGES IN FINANCING

                             SHARE      LOANS AND        CURRENT      CURRENT
                            CAPITAL   FINANCE LEASES DEBENTURE LOANS BANK LOANS
                           ---------- -------------- --------------- ----------
                           (Pounds)MN   (Pounds)MN     (Pounds)MN    (Pounds)MN
Balance as at 1 October
 1996....................      --           945            154           14
Pro forma additional net
 debt at 1 October 1996..      --            --             --          381
                              ---         -----           ----          ---
Pro forma balance at 1
 October 1996............      --           945            154          395
Non-cash demerger share
 issue...................      52            --             --           --
Additional debt on
 demerger................      --            --             --           42
Exchange movements.......      --           (12)            (9)          --
Cash inflow (outflow)
 from financing..........      --           789           (113)         262
Other movements..........      --           (54)            --           (6)
Current loan
 reallocations...........      --           (13)            13           --
                              ---         -----           ----          ---
Balance as at 31 March
 1997....................      52         1,655             45          693
                              ---         -----           ----          ---

  The pro forma balance at 1 October 1996 reflects the figures included within the company's Listing Particulars issued in January 1997.


                                     III-8

                    FOR THE SIX MONTHS ENDED 31 MARCH 1997

3. ANALYSIS OF CHANGES IN NET DEBT

                                                                                             AS AT
                          PRO FORMA AS AT ADDITIONAL DEBT              OTHER     EXCHANGE    31 MAR
                            1 OCT 1996      ON DEMERGER   CASH FLOW  MOVEMENTS  MOVEMENTS     1997
                          --------------- --------------- ---------- ---------- ---------- ----------
                            (Pounds)MN      (Pounds)MN    (Pounds)MN (Pounds)MN (Pounds)MN (Pounds)MN
Cash....................         173             --           221        (1)        (8)         385
Overdrafts..............        (119)            --            58        --         --          (61)
                                                             ----
                                                              279
                                                             ----
Debt due after 1 year...        (945)            --          (789)       67         12       (1,655)
Debt due within 1 year..        (549)           (42)         (149)       (7)         9         (738)
                                                             ----
                                                             (938)
                                                             ----
Short-term deposits.....         --              --           753        --         --          753
                              ------            ---          ----       ---        ---       ------
                              (1,440)           (42)           94        59         13       (1,316)
                              ------            ---          ----       ---        ---       ------

  The pro forma net debt at 1 October 1996 reflects the figures included within the company's Listing Particulars issued in January 1997.

4. RECONCILIATION OF NET CASH FLOW MOVEMENT TO MOVEMENT IN NET DEBT

                                                                         1997
                                                                      ----------
                                                                      (Pounds)MN
Net cash inflow in the period........................................      279
Increase in liquid cash resources....................................      753
Change in debt resulting from cash flows.............................     (938)
                                                                        ------
                                                                            94
Additional debt on demerger..........................................      (42)
Other movements......................................................       59
Exchange movements...................................................       13
                                                                        ------
Movement in net debt in the period...................................      124
Opening pro forma net debt...........................................   (1,440)
                                                                        ------
Closing net debt.....................................................   (1,316)
                                                                        ------

                                     III-9

   THE ENERGY GROUP PLC--RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                    FOR THE SIX MONTHS ENDED 31 MARCH 1997

                                                                         1997
                                                                      ----------
                                                                      (Pounds)MN
Actual invested capital as at 30 September 1996(*)...................   2,185
Pro forma adjustments as at 30 September 1996 (*):
  --additional debt on demerger......................................    (381)
  --other............................................................      (2)
                                                                        -----
Pro forma invested capital as at 30 September 1996 (*)...............   1,802
Increase in additional net debt on demerger:
  --contribution towards dividend paid by Hanson in January 1997.....     (32)
  --other............................................................     (10)
                                                                        -----
Pro forma opening shareholders' funds................................   1,760
Profit on ordinary activities after taxation.........................     179
Dividend.............................................................     (29)
Currency differences on foreign net investments......................     (52)
Other movements......................................................     (13)
                                                                        -----
Closing shareholders' funds..........................................   1,845
                                                                        -----

--------
(*)  As disclosed in the Group's Listing Particulars issued in January 1997

  During the final stages of the demerger process, the amount of additional net debt allocated to the Group on demerger was increased by (Pounds)42 million to a total of (Pounds)423 million. The increase principally reflected a notional contribution to Hanson's dividend of 1.0p per Hanson ordinary share paid on 10 January 1997 in respect of the quarter ended 31 December 1996.


                                    III-10

      THE ENERGY GROUP PLC--PRO FORMA CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                          PRO FORMA
                                     PRO FORMA   PRO FORMA   SIX MONTHS  SIX MONTHS
                          PRO FORMA YEAR ENDED   YEAR ENDED     ENDED       ENDED
                            NOTE    31 MAR 1997 30 SEPT 1996 31 MAR 1997 31 MAR 1996
                          --------- ----------- ------------ ----------- -----------
                                    (Pounds)MN   (Pounds)MN  (Pounds)MN  (Pounds)MN
TURNOVER
Coal....................               1,452       1,461          647         656
Power...................               2,887       2,178        1,801       1,092
Networks................                 478         482          274         278
Other...................                  24          24            9           9
Intra-group.............                (381)       (378)        (212)       (209)
                                       -----       -----        -----       -----
                                       4,460       3,767        2,519       1,826
                                       -----       -----        -----       -----
OPERATING PROFIT
Coal....................                 154         154           66          66
Power...................                 168          83          129          44
Networks................                 200         211          122         133
Other...................                  (2)         (2)          --          --
                                       -----       -----        -----       -----
PRE-EXCEPTIONAL
 OPERATING PROFIT.......                 520         446          317         243
Restructuring and
 reorganisation costs...      (2)        (20)                     (20)
National Grid Group
 flotation..............      (3)                     44                       44
                                       -----       -----        -----       -----
TOTAL OPERATING PROFIT..                 500         490          297         287
Profit on disposal of
 First Hydro............      (4)                     25                       25
Net interest payable and
 similar charges........      (5)        (88)        (68)         (37)        (33)
                                       -----       -----        -----       -----
PROFIT ON ORDINARY
 ACTIVITIES BEFORE
 TAXATION...............                 412         447          260         279
Taxation charge for the
 period.................      (6)       (126)       (137)         (81)        (89)
                                       -----       -----        -----       -----
PROFIT ON ORDINARY
 ACTIVITIES AFTER
 TAXATION...............                 286         310          179         190
                                       -----       -----        -----       -----
EARNINGS PER SHARE
Pre-exceptional.........      (7)      58.8p       51.8p        38.2p       28.8p
Basic...................      (7)      55.1p       59.5p        34.5p       36.5p

  Notes to the above pro forma consolidated profit and loss account are shown on page III-12.

                                     III-11

NOTES TO THE PRO FORMA PROFIT AND LOSS ACCOUNT

(1) The pro forma information for the year ended 30 September 1996 has been extracted from the Listing Particulars issued during January 1997 in respect of the demerger. This assumed additional net debt of (Pounds)381 million arising as a result of the demerger, together with an average interest rate of 6.2 per cent.

(2) Restructuring and reorganisation costs relate to the re-opening of Eastern's voluntary severance scheme.

(3) National Grid Group flotation relates to an interim dividend of (Pounds)11 million and special dividends (net of associated costs) totalling (Pounds)165 million received in connection with the flotation of the National Grid Group. Amounts credited to electricity customers in the form of a discount on electricity bills connected with this flotation totalled (Pounds)132 million.

(4) Profit on disposal of First Hydro arose on the disposal of the Group's interest in the pumped storage business of National Grid Group.

(5) Pro forma net interest payable and similar charges for the year ended 31 March 1997 are based on the actual interest charges borne by the individual operating entities which now comprise the Group, increased for an additional pro forma interest charge calculated as 7.5 per cent. of the actual additional net debt allocated to the Group by Hanson on demerger.

  Pro forma net interest payable and similar charges for the six months ended 31 March 1996 are calculated on a similar basis, but incorporating an additional pro forma interest charge based on the additional net debt and average interest rate assumed in the Listing Particulars.

(6) Pro forma tax charge for the year ended 31 March 1997 has been calculated at the same effective rate before exceptional items as that which existed for the six months ended 31 March 1997.

  Pro forma tax charge for the six months ended 31 March 1996 has been calculated at the same effective rate before exceptional items as that assumed in the pro forma tax charge for the year ended 30 September 1996.

(7) The pro forma earnings per share for the six months ended 31 March 1996 have been calculated on the pro forma profit for the period and on 520,857,817 shares, being the number of ordinary shares assumed in the Listing Particulars.

  The actual earnings per share for the six months ended 31 March 1997 and the pro forma earnings per share for the year ended 31 March 1997 are based on the respective actual and pro forma profits for the relevant periods and on 518,607,817 shares which excludes the 2,250,000 shares held by The Energy Group Employee Benefit Trust, which has waived its right to dividends on the shares it holds.

(8) No pro forma adjustments have been made for additional annual administration costs that are expected to arise following the demerger. The directors estimate that such costs will amount to approximately (Pounds)15 million per annum.


                                    III-12

                  THE ENERGY GROUP--TRANSLATION TO US DOLLARS

                INCOME STATEMENT AND CAPITAL EMPLOYED (UK GAAP)
                                 31 MARCH 1997

                                                                1997
                                                        -----------------------
                                                                       CAPITAL
                                                        INCOME  SALES  EMPLOYED
                                                        ------  -----  --------
                                                         $MN     $MN     $MN
BY ACTIVITY:
Coal...................................................   108   1,057   2,250
Power..................................................   211   2,943   1,834
Networks...............................................   199     448   1,745
Other..................................................    --      15      13
Intra-group (Networks to Power)........................    --    (347)     --
                                                        -----   -----   -----
                                                          518   4,116   5,842
Exceptional restructuring and reorganisation costs.....   (33)
                                                        -----   -----   -----
Operating income.......................................   485
Net interest expense...................................   (60)
                                                        -----
Income from ordinary activities before taxation........   425
Taxes on income from ordinary activities...............  (132)
                                                        -----
Net income.............................................   293
                                                        =====
Net income perADS
       Pre-exceptional................................. $2.50
       Basic........................................... $2.25
                                                                1997
                                                        -----------------------
                                                                       CAPITAL
                                                        INCOME  SALES  EMPLOYED
                                                        ------  -----  --------
                                                         $MN     $MN     $MN
BY GEOGRAPHICAL LOCATION:
United Kingdom.........................................   372   3,028   3,556
USA....................................................    85     938   1,885
Australia..............................................    23     121     371
Other..................................................     5      29      30
                                                        -----   -----   -----
                                                          485   4,116   5,842
                                                        -----   -----   -----

  The rates used to translate the above figures were the average rate for the six months period to 31 March 1997 of $1.6339 to the (Pounds) in respect of income and sales and the period end rate of $1.6420 to the (Pounds) for capital employed.

                                    III-13

                  THE ENERGY GROUP--TRANSLATION TO US DOLLARS

               PRO FORMA CONSOLIDATED INCOME STATEMENTS (UK GAAP)

                                                                     PRO FORMA
                                PRO FORMA   PRO FORMA   SIX MONTHS  SIX MONTHS
                               YEAR ENDED   YEAR ENDED     ENDED       ENDED
                               31 MAR 1997 30 SEPT 1996 31 MAR 1997 31 MAR 1996
                               ----------- ------------ ----------- -----------
                                   $MN         $MN          $MN         $MN
SALES
Coal.........................     2,372       2,387        1,057       1,072
Power........................     4,717       3,559        2,943       1,784
Networks.....................       781         788          448         454
Other........................        39          39           15          15
Intra-group (Networks to
 Power)......................      (622)       (618)        (347)       (341)
                                  -----       -----        -----       -----
                                  7,287       6,155        4,116       2,984
                                  -----       -----        -----       -----
OPERATING INCOME
Coal.........................       252         252          108         108
Power........................       274         135          211          72
Networks.....................       327         345          199         217
Other........................        (3)         (3)          --          --
                                  -----       -----        -----       -----
OPERATING INCOME BEFORE
 EXCEPTIONAL ITEMS...........       850         729          518         397
Restructuring and
 reorganisation costs........       (33)                     (33)
National Grid Group
 flotation...................                    72                       72
                                  -----       -----        -----       -----
OPERATING INCOME.............       817         801          485         469
Profit on disposal of First
 Hydro.......................                    41                       41
Net interest expense.........      (144)       (111)         (60)        (54)
                                  -----       -----        -----       -----
INCOME FROM ORDINARY
 ACTIVITIES BEFORE TAXATION..       673         731          425         456
Taxes on income from ordinary
 activities..................      (206)       (224)        (132)       (146)
                                  -----       -----        -----       -----
NET INCOME...................       467         507          293         310
                                  =====       =====        =====       =====
NET INCOME PER ADS
Pre-exceptional..............     $3.84       $3.39        $2.50       $1.88
Basic........................     $3.60       $3.89        $2.25       $2.39

  The rate used to translate the above figures was the average rate for the six months period to 31 March 1997 of $1.6339 to the (Pounds). The assumptions behind these figures are shown on page III-12."

                                     III-14

2. OTHER INFORMATION IN RESPECT OF THE REPORT AND ACCOUNTS OF THE ENERGY GROUP FOR THE SIX MONTHS ENDED 31 MARCH 1997.

  As at the date of this document, the Report and Accounts of The Energy Group for the six months ended 31 March 1997 have not been published or filed with the Registrar of Companies in England and Wales. However, the directors of The Energy Group consider that, in addition to the announcement made by The Energy Group on 13 June 1997, the following information, which is based on disclosures in the Report and Accounts, is of material interest:

  (i) Accounting policies

    The Energy Group has continued to apply the same accounting policies as used in its Listing Particulars issued in January 1997, as set out on pages III-20 to III-23. After a detailed consideration of the nature of the TEG Group's 33% interest in the Black Beauty Coal Company joint venture, the results and period end position of that operation are now accounted for on an equity basis rather than proportional consolidation which has historically been applied. This change in treatment better reflects the nature of the TEG Group's interest in the operation, its revenues and its assets. The principal effect of the change has been to reduce overall net debt at 31 March 1997 by (Pounds)62 million. No change in accounting treatment has been applied to any of the TEG Group's other joint venture operations.

  (ii) Contingent liabilities

    Certain properties in the USA in which the TEG Group has, or had, an interest are subject to actual or potential environmental claims. The directors have made a (Pounds)42 million provision, included in provisions for reclamation and environmental obligations, in relation to these claims, but significant uncertainty exists as to whether these claims will be pursued against the TEG Group in all cases and, where they are pursued, the amount of the eventual costs and liabilities.

    Following its election to government in the UK, the Labour Party has reaffirmed its intention to impose a one-off "windfall levy" on regulated industries in the UK. It is not possible to predict the amount of any such levy, but, if imposed, such levy could be substantial.

    In February 1997 final determinations were made against National Grid Group and its group trustees by the Pensions Ombudsman on complaints by two pensioners in National Grid Group's section of the Electricity Supply Pension Scheme ("ESPS") relating to the use of the surplus arising under the actuarial valuation of the National Grid Group's section as at 31 March 1992 to meet certain additional costs arising from the payment of pensions on early retirement pursuant to reorganisation or redundancy and certain additional contributions. These determinations were set aside by the High Court on 10 June 1997 and the arrangements made by National Grid Group and its trustees in dealing with its section's surplus were confirmed, although leave to appeal to the Court of Appeal has been granted to the two pensioners. If a similar complaint were to be made against Eastern in relation to its use of actuarial surplus in its section of the ESPS, it would resist it, ultimately through the courts. However, if a determination were finally to be made against it and upheld by the courts, Eastern could have a potential liability to repay to its section of the ESPS an amount estimated by the directors to be up to (Pounds)75 million (exclusive of any applicable interest charges).

    The TEG Group is subject to business risks which are actively managed against exposures. A fuller list of risk factors was set out in the Energy Group Listing Particulars.

  (iii) Subsequent events

    On 14 April 1997 Eastern Electricity plc issued (Pounds)200 million 8.75% bonds due 2012.

    On 24 April 1997 Eastern issued promissory notes of CZK 2,900 million (approximately (Pounds)59 million) to Ceska Sporitelna a.s. in the Czech Republic redeemable no later than 29 April 2004. The notes are secured by the TEG Group's investments in Severomoravska Energetika a.s. and Teplarny Brno a.s.


                                    III-15

    On 20 May 1997 the TEG Group completed its acquisition of Citizens Lehman Power L.L.C. which has been renamed Citizens Power LLC. The acquisition involved an initial payment of (Pounds)12.5 million in cash, plus a payment deferred until 31 March 2000, equivalent to the net assets as of 30 June 1997. There will be additional purchase consideration linked to profit goals up to 2002, subject to a maximum consideration for the entire transaction of $120 million.

    At 12 June 1997 the TEG Group's shareholding in Teplarny Brno a.s. had increased to 70.3% at an additional cost of (Pounds)4 million.

                                    III-16

3.UNAUDITED PRO FORMA COMBINED PROFIT AND LOSS ACCOUNT AND STATEMENT OF NET ASSETS.

  The text on pages III-17 and III-18 has been extracted from pages 62 and 63 of the Energy Group Listing Particulars:

"UNAUDITED PRO FORMA COMBINED PROFIT AND LOSS ACCOUNT

  The pro forma combined profit and loss account of the Group for the year ended 30 September 1996 is as follows:

                                         NOTE HISTORICAL ADJUSTMENTS PRO FORMA
                                         ---- ---------- ----------- ----------
                                              (Pounds)MN (Pounds)MN  (Pounds)MN
Turnover before special discount.......          3,767        --        3,767
Costs and overheads less other income..         (3,321)       --       (3,321)
                                                ------       ---       ------
Operating profit before exceptional
 items.................................            446        --          446
National Grid Group flotation..........             44        --           44
                                                ------       ---       ------
Operating profit.......................            490        --          490
Profit on disposal of First Hydro .....             25        --           25
Net interest...........................  (1)       (43)      (25)         (68)
                                                ------       ---       ------
Profit on ordinary activities before
 taxation..............................            472       (25)         447
Taxation...............................  (2)      (115)      (22)        (137)
                                                ------       ---       ------
Profit for the year....................            357       (47)         310
                                                ======       ===       ======
Earnings per share.....................  (4)      68.5p                  59.5p
                                                ======                 ======
Adjusted earnings per share............           60.8p                  51.8p
                                                ======                 ======

Notes
(1) The adjustment to interest reflects the drawdown of (Pounds)381 million under the Group's principal banking facilities. Additional interest expense has been calculated thereon at an effective rate of 6.2 per cent. based on three month LIBOR at 30 September 1996 together with the margin payable under such facilities. A change of 1/8 per cent. in the effective rate would change the interest expense by less than (Pounds)1 million per annum.
(2) The pro forma taxation adjustment has been calculated to reflect the impact of the adjusted interest charge resulting from the change in the capital structure of the Group following the Demerger ((Pounds)8 million) and after allowing for Group relief surrendered ((Pounds)30 million) for nil consideration by other Hanson Group companies.
(3) No adjustment has been made for additional annual administration costs that are expected to arise following the Demerger. The Directors estimate that such costs will amount to approximately (Pounds)15 million per annum.
(4) Pro forma earnings per share have been calculated on the basis of the pro forma profit for the year and on 521 million shares, being the expected minimum number of Energy ordinary shares in issue at Admission. Adjusted pro forma earnings per share are based on the same number of shares and the profit for the year after excluding the items relating to the National Grid Group flotation, the profit on disposal of the Group's interest in First Hydro and related taxation.

                                    III-17

UNAUDITED PRO FORMA COMBINED STATEMENT OF NET ASSETS

  The pro forma combined statement of net assets of the Group, based on its combined balance sheet as at 30 September 1996, is as follows:

                                         NOTE HISTORICAL ADJUSTMENTS PRO FORMA
                                         ---- ---------- ----------- ----------
                                              (Pounds)MN (Pounds)MN  (Pounds)MN
FIXED ASSETS
Tangible...............................          3,975       --         3,975
Investments............................             17       --            17
                                                ------      ----       ------
                                                 3,992       --         3,992
                                                ------      ----       ------
CURRENT ASSETS
Stocks.................................            254       --           254
Amounts owed by Hanson Group...........  (1)         2        (2)         --
Debtors falling due after one year.....            536       --           536
Debtors falling due within one year....            763       --           763
Investments............................              8       --             8
Cash at bank and in hand...............  (2)       173       --           173
                                                ------      ----       ------
                                                 1,736        (2)       1,734
                                                ------      ----       ------
CREDITORS: AMOUNTS FALLING DUE WITHIN
 ONE YEAR
  Bank and other borrowings............  (2)      (287)     (381)        (668)
  Other creditors......................           (754)      --          (754)
                                                ------      ----       ------
                                                (1,041)     (381)      (1,422)
                                                ------      ----       ------
NET CURRENT ASSETS.....................            695      (383)         312
                                                ------      ----       ------
TOTAL ASSETS LESS CURRENT LIABILITIES..          4,687      (383)       4,304
CREDITORS: AMOUNTS FALLING DUE AFTER
 MORE THAN ONE YEAR
  Long-term debt and finance leases....  (2)      (945)      --          (945)
  Provision for liabilities and
   charges.............................         (1,557)      --        (1,557)
                                                ------      ----       ------
NET ASSETS.............................          2,185      (383)       1,802
                                                ======      ====       ======
Net cash/(debt) is analysed as follows:
                                                                        PRO
                                              HISTORICAL ADJUSTMENTS   FORMA
                                              ---------- ----------- ----------
                                              (Pounds)MN (Pounds)MN  (Pounds)MN
Cash at bank and in hand...............            173       --           173
                                                ------      ----       ------
Bank and other borrowings due within
 one year..............................           (287)     (381)        (668)
Bank borrowings and loan notes due
 after one year........................           (945)      --          (945)
                                                ------      ----       ------
GROSS DEBT.............................         (1,232)     (381)      (1,613)
                                                ------      ----       ------
NET DEBT...............................         (1,059)     (381)      (1,440)
                                                ======      ====       ======

Notes:
(1) Immediately prior to the Demerger, net amounts owed by the Hanson Group (other than the Relevant Peabody Debt, which will be settled before completion of the Peabody Holding Transaction) will be settled.
(2) Under the Demerger Agreement, the Group is to assume additional borrowings which on a pro forma basis as at 30 September 1996 would increase the Group's net bank and other borrowings to (Pounds)1,440 million. The adjustment shown above gives effect to the draw down of (Pounds)381 million under the New Credit Facility.
(3) In addition to the adjustment for the draw down of (Pounds)381 million referred to above, further adjustments have been agreed between the Company and Hanson in respect of the period since 30 September 1996, reflecting principally the Group's contribution towards the dividend paid by Hanson on 10 January 1997. These adjustments amount to (Pounds)30 million, as a result of which the total amount expected to be drawn down under the New Credit Facility after completion of the Demerger Transactions is approximately (Pounds)411 million.
(4) No adjustments have been made to reflect trading since 30 September 1996."

                                    III-18

4. COMBINED FINANCIAL INFORMATION.

  The combined financial information on pages III-19 to III-42 has been extracted from the Accountants' Reports--Section 1: The Group contained in
Part 4 of the Energy Group Listing Particulars.

"Basis of Preparation

  The combined financial information has been prepared to show the performance of the Group for the three years ended 30 September 1996 as if it had been in existence from 1 October 1993 as described below. It is based on the audited annual financial returns submitted to Hanson for consolidation purposes in respect of Eastern, Peabody and the infrastructure companies. Peabody and the infrastructure companies were wholly-owned by Hanson throughout the period. Eastern was acquired by Hanson on 18 September 1995.

  (i) The combined financial information has been prepared using merger accounting principles as if the companies and businesses comprising the Group had been part of the Group for all periods presented, or, in the case of those acquired or disposed of by Hanson during this period, from or up to the date control passed, as appropriate. In order for the Group accounts to show a true and fair view, this basis of accounting will be used following the Demerger.

        Some individual elements of the reorganisation under Rollalong and of the Demerger Transactions have been or will be for cash consideration. Such individual elements do not satisfy all of the conditions for merger accounting to be permitted in accordance with UK Financial Reporting Standard 6 and Schedule 4A to the Companies Act 1985 (the "Companies Act"), which would require such transfers to be accounted for using acquisition accounting principles.

        The Directors took account of the continuity of ownership under Hanson of all of its energy-related businesses that will form the Group following completion of the Demerger Transactions and considered that the Demerger Transactions, taken as a whole, required the adoption of merger accounting principles in order to show a true and fair view in accordance with section 226(5) of the Companies Act.

        The adoption of acquisition accounting principles for some individual elements of the reorganisation under Rollalong and of the Demerger Transactions would have required: the restatement at fair value of certain assets and liabilities transferred; the recognition of goodwill which, in some cases, would not be representative of that arising had the transfers been conducted at arm's length; and the inclusion of the results of certain businesses only from the various arbitrary dates chosen for the transfers. As a result of the foregoing, in the opinion of the directors, combined financial information using different bases of accounting would not give a true and fair view. No quantification has been given of the effects of this departure because to do so would be misleading.

  (ii) Although Eastern was acquired by Hanson on 18 September 1995, its results and cash flows have been included in the combined financial information based on an effective acquisition date of 30 September 1995. The results and cash flows for the period 19 to 30 September 1995 are not material.

  (iii) Transactions and balances owing between companies and businesses forming part of the Group have been eliminated.

  (iv) Interest income and expense are based on amounts recorded in the historical financial returns submitted to Hanson in respect of the companies and businesses forming part of the Group. No adjustments have been made to reflect the capital structure of the Group as it will be following the Demerger and, as such, the historical level of interest income and expense may not be representative of such amounts following the Demerger.

                                    III-19

(v) Taxation charges and liabilities are based on amounts recorded in the historical financial returns submitted to Hanson in respect of the companies and businesses forming part of the Group, except that adjustments have been made, where appropriate, to provide for deferred tax liabilities consequent upon the Group being on a stand-alone basis following Demerger. Prior to the Demerger and in previous accounting periods, there have been various tax-sharing arrangements between Hanson, those subsidiaries that will form part of the Group after the Demerger and other Hanson subsidiaries. These arrangements have had the effect that tax charges shown in the combined financial information may not be representative of tax charges that will be incurred following the Demerger.

Principal Accounting Policies

  The combined financial information has been prepared in accordance with applicable UK Accounting Standards. The principal accounting policies, which have been applied consistently for all periods, are set out below.

Accounting convention

  The combined financial information has been prepared in accordance with the historical cost convention.

Accounting for acquisitions

  The results of acquired companies and businesses are dealt with in the combined financial information from the date of acquisition. On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable tangible assets and liabilities acquired. Where the consideration paid exceeds the fair value of the net tangible assets acquired, the difference is treated as goodwill and is set off against invested capital in the acquisition period.

Associated undertakings

  Investments that are not subsidiary undertakings but in which the Group has a long-term interest of between 20 per cent. and 50 per cent. of the equity and over which the Group exercises significant influence (other than those which are joint ventures) have been accounted for as associated companies using the equity method of accounting. Where the Group has an interest in an unincorporated joint venture or a partnership, such interest has been accounted for using proportional consolidation on a line-by-line basis.

Turnover

  Coal sales revenue is recognised at the time of shipment. Electricity and gas sales represent consumption by the customer during the year including an estimated accrual for the value of electricity and gas consumed by customers between the date of their last meter reading and the year end. Turnover is stated exclusive of UK value added tax but inclusive of related US coal production duties and UK fossil fuel levy.

Tangible fixed assets

 (a) Capitalisation

  Tangible fixed assets are stated at cost or valuation less accumulated depreciation.

  Interest costs relating to the construction or development of production facilities are capitalised during the pre-production period. Interest costs incurred after production has commenced are expensed.

                                    III-20

  Costs incurred to increase the productive capacity of a coal mine or gas field are capitalised. Costs incurred to maintain the productive capacity of a coal mine or gas field are expensed.

 (b) Depreciation and depletion

  Buildings and improvements at coal mines are depreciated over the expected productive life of the mine from the date that full production commences.

  Depletion of coal and gas reserves is charged on a unit-of-production basis, based on an assessment of available and proven reserves respectively.

  Freehold land is not depreciated.

  Depreciation of assets other than freehold land, coal and gas reserves and buildings and improvements at coal mines is charged as follows:

Electricity generating system assets    30 years
Electricity distribution system assets  40 years at a rate of 3 per cent. per annum for first
                                        20 years and 2 per cent. per annum for remaining
                                        20 years
Freehold buildings                      up to 60 years
Leasehold buildings                     shorter of 60 years and remaining period of lease
Telecommunications network              10 to 40 years
Plant, equipment and motor vehicles     2 to 49 years

 (c) Assets held under leases

  Assets held under finance leases are included within fixed assets at the capitalised value of future minimum lease payments and are depreciated over the shorter of their lease period and their useful life. The capital element of the future payments is treated as a liability and the interest element is charged to the profit and loss account so as to reflect a constant annual rate of interest on the remaining balance of the outstanding obligation.

  Rentals paid on operating leases are charged to the profit and loss account on a straight-line basis over the shorter of the lease period and the useful life of the leased asset.

 (d) Impairment

  At each financial year end, an assessment is made of the recoverability of the balance sheet carrying values of coal and gas assets. This assessment is made individually at the lowest operational level at which income and cash flows are monitored as a separate unit. A reduction in carrying value is triggered when the current book value of such a unit of assets exceeds the undiscounted future cash flows. Where shortfalls in cash flows compared with carrying values arise, the assets are written down to fair value, determined usually by discounted future cash flows from the assets.

 (e) Reclamation, restoration and abandonment costs

  Provision is made for surface reclamation and restoration costs in respect of coal mines and for abandonment costs in respect of gas fields in accordance with local conditions and requirements on the basis of costs estimated at the balance sheet date. The costs are charged to accounting periods on a unit-of-production basis for gas assets and over the life of the mine for coal.


                                    III-21

 (f) Environmental costs and obligations

  Costs incurred in respect of environmental protection are capitalised if they provide future economic benefit from the related production facility. Liabilities for environmental clean-up costs are recognised when clean-ups are probable and the associated costs can be estimated reasonably.

 (g) Customers' contributions

  Customer contributions to electricity distribution system assets are credited to the profit and loss account over a 40-year period at a rate of 3 per cent. per annum for the first 20 years followed by 2 per cent. per annum for the following 20 years. The unamortised amount of these contributions is shown as a deduction from tangible fixed assets.

 (h) Disposal of fixed assets

  HM Government is entitled to a proportion of any gain realised by Eastern on certain property disposals made up to 31 March 2000. A provision for clawback in respect of such disposals is made to the extent that it is probable that a liability would crystallise. Such a liability would crystallise when an actual or deemed disposal occurs.

Stocks

  Stocks are stated at the lower of cost and net realisable value. Cost includes labour, supplies, equipment and an appropriate proportion of operating and overhead costs.

Investments

  Fixed asset investments are stated at cost or Directors' valuation less provisions for permanent diminutions in value. Current asset investments are stated at the lower of cost and net realisable value. Investment income is included in the accounts of the year in which it is receivable.

Foreign currencies

  Transactions in foreign currencies are recorded at the exchange rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. All differences on translation are taken to the profit and loss account.

  Average rates of exchange ruling during the period are used to translate the profit and loss accounts of overseas subsidiary and associated undertakings. The balance sheets of overseas subsidiary undertakings are translated at rates ruling at the balance sheet date. Differences on translation arising from changes in the sterling value of overseas net assets, together with the differences between profit and loss accounts translated at average rates and at balance sheet rates, are shown as a movement in invested capital and in the statement of recognised gains and losses. Other exchange rate differences are dealt with in the profit and loss account for the period.

Deferred taxation

  Deferred taxation is provided on the liability method in respect of timing differences except where the liability or asset is not expected to crystallise in the foreseeable future. No deferred tax asset is recognised corresponding to liabilities provided for in respect of post-retirement healthcare benefits. Provision is not made for additional taxation which might be payable if profits retained by overseas companies were distributed as dividends.

Healthcare and other obligations to employees

  The TEG Group provides healthcare and other benefits, including workers' compensation benefits, to certain qualifying employees and former employees of the Peabody companies and their

                                    III-22
dependants under the provisions of various benefit plans or as required by US state or federal law. These benefits are accrued and charged to the profit and loss account over the expected service lives of the employees with the exception of pneumoconiosis (black lung) benefits in respect of employees ceasing employment prior to 1 July 1973, which are accounted for as payments are made. Pneumoconiosis benefits in respect of employees ceasing employment after 30 June 1973 are estimated actuarially; the last actuarial review was performed as at 1 October 1995. Other workers' compensation benefits are also assessed actuarially.

Pension costs

  The Group operates retirement benefit schemes in the UK, the US and Australia, in accordance with local regulations and custom. The assets of the schemes are held in separate funds administered by trustees.

  The cost of providing pensions is charged to the combined profit and loss account over employees' service lives. The pension costs relating to those schemes which provide defined benefits are assessed in accordance with the advice of qualified actuaries.


                                    III-23

COMBINED PROFIT AND LOSS ACCOUNTS

                                                  YEAR ENDED 30 SEPTEMBER
                                              --------------------------------
                                         NOTE    1994       1995       1996
                                         ---- ---------- ---------- ----------
                                              (Pounds)MN (Pounds)MN (Pounds)MN
Turnover................................         1,247      1,446      3,635
Add: Special discount...................            --         --        132
                                                ------     ------     ------
Turnover before special discount........   1     1,247      1,446      3,767
Costs and overheads less other income...   2    (1,148)    (1,311)    (3,321)
                                                ------     ------     ------
Operating profit before National Grid
 Group flotation........................            99        135        446
National Grid Group flotation...........
  dividends receivable..................   4        --         --        176
  special discount......................   4        --         --       (132)
                                                ------     ------     ------
Operating profit........................   1        99        135        490
Profit on disposal of First Hydro.......   4        --         --         25
Net interest............................   5       (14)       (11)       (43)
                                                ------     ------     ------
Profit on ordinary activities before
 taxation...............................            85        124        472
Taxation................................   6       (17)       (56)      (115)
                                                ------     ------     ------
Profit for the year.....................            68         68        357
                                                ======     ======     ======
Earnings per share......................   7      13.1p      13.1p      68.5p
                                                ======     ======     ======
Adjusted earnings per share.............   7      13.1p      13.1p      60.8p
                                                ======     ======     ======

  The net interest expense and taxation shown above were affected significantly by the financing and taxation arrangements of Hanson Group. Accordingly, the amounts of those items included above may not be representative of those that may arise following the Demerger. The results of Eastern are included from 1 October 1995. The results of Peabody Holding are included for the three years ended 30 September 1996 as disclosed in Note 1.

COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES:

                                                   YEAR ENDED 30 SEPTEMBER
                                               --------------------------------
                                                  1994       1995       1996
                                               ---------- ---------- ----------
                                               (Pounds)MN (Pounds)MN (Pounds)MN
Profit for the year..........................      68         68        357
Currency differences on foreign net
 investments.................................     (29)        --         20
                                                  ---        ---        ---
Total recognised gains relating to the year..      39         68        377
                                                  ===        ===        ===

                                    III-24

COMBINED BALANCE SHEETS

                                                      AS AT 30 SEPTEMBER
                                               --------------------------------
                                          NOTE    1994       1995       1996
                                          ---- ---------- ---------- ----------
                                               (Pounds)MN (Pounds)MN (Pounds)MN
FIXED ASSETS
Tangible assets ........................    8     2,190      3,774      3,975
Investments.............................    9         6         37         17
                                                 ------     ------     ------
                                                  2,196      3,811      3,992
                                                 ------     ------     ------
CURRENT ASSETS
Stocks..................................   10       120        161        254
Amounts due from the Hanson Group.......            196         12          2
Debtors
 amounts falling due after one year.....   11       164        189        536
 amounts falling due within one year....   11       237        579        763
Investments.............................   12        --        547          8
Short-term deposits.....................             --        264         --
Cash at bank and in hand................            106         79        173
                                                 ------     ------     ------
                                                    823      1,831      1,736
CREDITORS: AMOUNTS FALLING DUE WITHIN
 ONE YEAR...............................   13      (451)      (862)    (1,041)
                                                 ------     ------     ------
NET CURRENT ASSETS......................            372        969        695
                                                 ------     ------     ------
TOTAL ASSETS LESS CURRENT LIABILITIES...          2,568      4,780      4,687
CREDITORS: AMOUNTS FALLING DUE AFTER
 MORE THAN ONE YEAR.....................   13      (224)      (911)      (945)
PROVISIONS FOR LIABILITIES AND CHARGES..   14    (1,372)    (1,761)    (1,557)
                                                 ------     ------     ------
                                                    972      2,108      2,185
                                                 ======     ======     ======
INVESTED CAPITAL........................   15       972      2,108      2,185
                                                 ======     ======     ======

  Amounts due from Hanson Group, investments, cash balances and borrowings may not be representative of the financial position of the Group following the Demerger. The net assets of Eastern are included as at 30 September 1995 and 1996. The net assets of Peabody Holding, further details of which are disclosed in Note 1, are included at each of the dates shown above.

                                    III-25

COMBINED CASH FLOW STATEMENTS

                                                   YEAR ENDED 30 SEPTEMBER
                                               --------------------------------
                                          NOTE    1994       1995       1996
                                          ---- ---------- ---------- ----------
                                               (Pounds)MN (Pounds)MN (Pounds)MN
NET CASH INFLOW FROM OPERATING
 ACTIVITIES.............................   20      143        402          12
                                                  ----       ----      ------
RETURNS ON INVESTMENTS AND SERVICING OF
 FINANCE
National Grid Group flotation...........            --         --          44
Interest paid...........................           (19)       (11)        (33)
                                                  ----       ----      ------
                                                   (19)       (11)         11
                                                  ----       ----      ------
TAXATION
Tax paid................................            (5)        (4)       (128)
                                                  ----       ----      ------
INVESTING ACTIVITIES
Payments to acquire tangible fixed as-
 sets...................................    8     (133)      (140)       (374)
Receipts from sales of tangible fixed
 assets.................................            76         31          29
Sale of investments.....................            --         --         235
Purchase of subsidiary undertakings.....   21       --         36      (2,495)
                                                  ----       ----      ------
NET CASH OUTFLOW FROM INVESTING ACTIVI-
 TIES...................................           (57)       (73)     (2,605)
                                                  ----       ----      ------
NET CASH INFLOW/(OUTFLOW) BEFORE FINANC-
 ING....................................            62        314      (2,710)
                                                  ----       ----      ------
FINANCING
Increase/(decrease) in borrowings.......   21       27        (20)        128
Changes in invested capital from cash
 funding................................   15      (61)       (57)      2,290
                                                  ----       ----      ------
Net cash (outflow)/inflow from financing
 .......................................           (34)       (77)      2,418
                                                  ----       ----      ------
Net cash inflow/(outflow) after financ-
 ing....................................   22       28        237        (292)
                                                  ====       ====      ======

  The returns on investments and servicing of finance, taxation and financing cash flows shown above were affected significantly by the financing and taxation arrangements of the Hanson Group. Accordingly, the cash flows of those items included above may not be representative of those that may arise following the Demerger. The cash flows of Eastern are included from 1 October 1995. The cash flows for Peabody Holding are included for the three years ended 30 September 1996.

                                    III-26

NOTES TO THE COMBINED FINANCIAL INFORMATION

1 SEGMENTAL INFORMATION

                                                  YEAR ENDED 30 SEPTEMBER
                         --------------------------------------------------------------------------
                                   1994                     1995                     1996
                         ------------------------ ------------------------ ------------------------
                                      OPERATING                OPERATING                OPERATING
                          TURNOVER  PROFIT/(LOSS)  TURNOVER  PROFIT/(LOSS)  TURNOVER  PROFIT/(LOSS)
                         ---------- ------------- ---------- ------------- ---------- -------------
                         (Pounds)MN  (Pounds)MN   (Pounds)MN  (Pounds)MN   (Pounds)MN  (Pounds)MN
By activity:
  Coal..................   1,217         102        1,418         160        1,461         154
  Power.................      --          --           --          --        2,178          83
  Networks..............      --          --           --          --          482         211
  Other.................      30          (3)          28         (25)          24          (2)
  Intra-group trading...      --          --           --          --         (378)         --
                           -----         ---        -----         ---        -----         ---
                           1,247          99        1,446         135        3,767         446
Exceptional items
  National Grid Group
   flotation............      --          --           --          --         (132)         44
                           -----         ---        -----         ---        -----         ---
                           1,247          99        1,446         135        3,635         490
                           =====         ===        =====         ===        =====         ===

  Power turnover includes gas sales of (Pounds)258 million in the year ended
30 September 1996.

  All intra-group trading represent charges, at market rates, for use of the distribution system from the Networks business to the Power business.

                                                  YEAR ENDED 30 SEPTEMBER
                         --------------------------------------------------------------------------
                                   1994                     1995                     1996
                         ------------------------ ------------------------ ------------------------
                                      OPERATING                OPERATING                OPERATING
                          TURNOVER     PROFIT      TURNOVER  PROFIT/(LOSS)  TURNOVER     PROFIT
                         ---------- ------------- ---------- ------------- ---------- -------------
                         (Pounds)MN  (Pounds)MN   (Pounds)MN  (Pounds)MN   (Pounds)MN  (Pounds)MN
By geographical
 location:
  United Kingdom........      22           6           22         (31)       2,303         293
  US....................   1,108          66        1,297         141        1,317         125
  Australia.............     117          27          127          25          147          28
                           -----         ---        -----         ---        -----         ---
                           1,247          99        1,446         135        3,767         446
Exceptional items
  National Grid Group
   flotation............      --          --           --          --         (132)         44
                           -----         ---        -----         ---        -----         ---
                           1,247          99        1,446         135        3,635         490
                           =====         ===        =====         ===        =====         ===

  The above analysis of turnover shows the geographical segments from which goods and services are supplied.

                                                    YEAR ENDED 30 SEPTEMBER
                                                --------------------------------
                                                   1994       1995       1996
                                                ---------- ---------- ----------
                                                (Pounds)MN (Pounds)MN (Pounds)MN
Turnover by geographical destination:
  United Kingdom...............................      27         34      2,183
  North and South America......................   1,053      1,197      1,218
  Rest of Europe...............................      35         57         62
  Asia/Pacific.................................     132        158        172
                                                  -----      -----      -----
                                                  1,247      1,446      3,635
                                                  =====      =====      =====

                                    III-27

                                                AS AT 30 SEPTEMBER
                         -----------------------------------------------------------------
                                 1994                  1995                  1996
                         --------------------- --------------------- ---------------------
                           TOTAL     CAPITAL     TOTAL     CAPITAL     TOTAL     CAPITAL
                           ASSETS    EMPLOYED    ASSETS    EMPLOYED    ASSETS    EMPLOYED
                         ---------- ---------- ---------- ---------- ---------- ----------
                         (Pounds)MN (Pounds)MN (Pounds)MN (Pounds)MN (Pounds)MN (Pounds)MN
By activity:
Coal....................   2,933      1,277      3,004      1,399      3,102      1,440
Power...................      --         --        608        273      1,317        889
Networks................      --         --      1,149      1,008      1,192      1,089
Other...................      86         (7)        69        (23)        30         (4)
                           -----      -----      -----      -----      -----      -----
                           3,019      1,270      4,830      2,657      5,641      3,414
                           =====      =====      =====      =====      =====      =====
By geographical
 location:
United Kingdom..........      44          7      1,780      1,283      2,520      1,981
US......................   2,685      1,048      2,723      1,154      2,727      1,226
Australia...............     290        215        327        220        394        207
                           -----      -----      -----      -----      -----      -----
                           3,019      1,270      4,830      2,657      5,641      3,414
                           =====      =====      =====      =====      =====      =====

                                                     AS AT 30 SEPTEMBER
                                              --------------------------------
                                                 1994       1995       1996
                                              ---------- ---------- ----------
                                              (Pounds)MN (Pounds)MN (Pounds)MN
Total assets are reconciled to the combined
 balance sheet as follows:
Assets analysed by activity..................   3,019      4,830      5,641
Unallocated cash, investments and other
 assets......................................      --        812         87
                                                -----      -----      -----
Total assets.................................   3,019      5,642      5,728
                                                =====      =====      =====

                                                     AS AT 30 SEPTEMBER
                                              --------------------------------
                                                 1994       1995       1996
                                              ---------- ---------- ----------
                                              (Pounds)MN (Pounds)MN (Pounds)MN
Capital employed is reconciled to invested
 capital as follows:
Capital employed by activity.................   1,270      2,657       3,414
Current and deferred taxes...................     (99)      (303)       (147)
Borrowings less cash, investments and other
 unallocated assets and liabilities..........    (199)      (246)     (1,082)
                                                -----      -----      ------
Invested capital.............................     972      2,108       2,185
                                                =====      =====      ======

                                                  YEAR ENDED 30 SEPTEMBER
                         --------------------------------------------------------------------------
                                   1994                     1995                     1996
                         ------------------------ ------------------------ ------------------------
                                     DEPRECIATION             DEPRECIATION             DEPRECIATION
                           CAPITAL       AND        CAPITAL       AND        CAPITAL       AND
                         EXPENDITURE  DEPLETION   EXPENDITURE  DEPLETION   EXPENDITURE  DEPLETION
                         ----------- ------------ ----------- ------------ ----------- ------------
                         (Pounds)MN   (Pounds)MN  (Pounds)MN   (Pounds)MN  (Pounds)MN   (Pounds)MN
By activity:
Coal....................     133         113          140         119           98         121
Power...................      --          --           --          --          134          15
Networks................      --          --           --          --          142          61
                             ---         ---          ---         ---          ---         ---
                             133         113          140         119          374         197
                             ===         ===          ===         ===          ===         ===

                                     III-28

  Included within Coal above are the following amounts in respect of Peabody Holding which is expected to be transferred to the Group on 7 March 1997:

                                                  YEAR ENDED 30 SEPTEMBER
                                              --------------------------------
                                                 1994       1995       1996
                                              ---------- ---------- ----------
                                              (Pounds)MN (Pounds)MN (Pounds)MN
Turnover.....................................   1,051      1,234      1,255
Operating profit.............................      46        107        101
Capital expenditure..........................      64         98         69
Depreciation and depletion...................      89         99        104
                                                     AS AT 30 SEPTEMBER
                                              --------------------------------
                                                 1994       1995       1996
                                              ---------- ---------- ----------
                                              (Pounds)MN (Pounds)MN (Pounds)MN
Total assets.................................   2,389      2,408      2,422
Capital employed.............................     648        668        949

2 COSTS AND OVERHEADS LESS OTHER INCOME

                                                  YEAR ENDED 30 SEPTEMBER
                                              --------------------------------
                                                 1994       1995       1996
                                              ---------- ---------- ----------
                                              (Pounds)MN (Pounds)MN (Pounds)MN
Changes in stocks of finished goods and work
 in progress.................................      (6)       (18)       (19)
Raw materials and consumables................     194        232      1,983
Employment costs (Note 3)....................     304        321        411
Depreciation.................................      60         58        128
Depletion....................................      53         61         69
Restructuring and reorganisation.............      --         29        (29)
Other acquisition related costs of Eastern...      --         --         31
Production taxes.............................     113        138        162
Other operating charges less other income....     430        490        585
                                                -----      -----      -----
                                                1,148      1,311      3,321
                                                =====      =====      =====

  The reorganisation provision created on the acquisition of Eastern in 1995 of (Pounds)29 million is no longer deemed necessary and has been reversed in 1996. A deferred tax asset of (Pounds)11 million, recognised in 1995 to reflect the taxation relief in respect of this provision, has also been reversed in 1996.

  Other operating charges less other income for the year ended 30 September 1996 includes operating lease rentals payable of (Pounds)77 million (1995 (Pounds)20 million, 1994 (Pounds)20 million) primarily in respect of plant and machinery and a credit of (Pounds)15 million, part of a (Pounds)42 million reduction in the Group's provision relating to an UMWA Combined Fund established under the Coal Mine Retiree Health Benefit Act of 1992, which is being released over three years commencing in 1996.

                                                  YEAR ENDED 30 SEPTEMBER
                                              --------------------------------
                                                 1994       1995       1996
                                              ---------- ---------- ----------
                                              (Pounds)MN (Pounds)MN (Pounds)MN
Audit fees...................................    0.4        0.4        0.8
Non-audit fees payable to Ernst & Young in
 the UK......................................     --         --        7.3

                                    III-29

3 EMPLOYEES

                                                   YEAR ENDED 30 SEPTEMBER
                                               --------------------------------
                                                  1994       1995       1996
                                               ---------- ---------- ----------
                                               (Pounds)MN
                                                          (Pounds)MN (Pounds)MN
(A) EMPLOYMENT COSTS
Wages and salaries...........................      270        288         411
Employers' social security costs.............       20         20          28
Pension costs (note 19) .....................       14         13          17
                                                 -----      -----      ------
                                                   304        321         456
Less: amounts capitalised....................       --         --         (45)
                                                 -----      -----      ------
Charged to profit and loss account...........      304        321         411
                                                 =====      =====      ======
(B) NUMBERS EMPLOYED
The average number of persons employed by the
 Group was:
                                                 NUMBER     NUMBER     NUMBER
United Kingdom...............................      193        201       6,195
US...........................................    7,442      7,336       6,824
Australia....................................    1,054      1,069       1,098
                                                 -----      -----      ------
                                                 8,689      8,606      14,117
                                                 =====      =====      ======

The average number of persons employed by the Group by activity was:

                                                             1994   1995   1996
                                                            ------ ------ ------
                                                            NUMBER NUMBER NUMBER
Coal....................................................... 8,488  8,399   7,916
Power......................................................    --     --   1,630
Networks...................................................    --     --   4,370
Other......................................................   201    207     201
                                                            -----  -----  ------
                                                            8,689  8,606  14,117
                                                            =====  =====  ======

4 EXCEPTIONAL ITEMS

  During 1996, the Group received an interim dividend of (Pounds)11 million and special dividends (net of associated costs) totalling (Pounds)165 million connected with the flotation of The National Grid Group plc ("National Grid Group"). Amounts credited to electricity customers in the form of a discount on electricity bills connected with this flotation totalled (Pounds)132 million.

  The profit on disposal of First Hydro of (Pounds)25 million in 1996 arose on the disposal of the Group's interest in the pumped storage business of National Grid Group.

                                     III-30

5 NET INTEREST

  A significant proportion of the Group's cash and bank balances and borrowing requirements were transferred to, or provided by, the Hanson Group. No interest was received or paid on the amounts so transferred or provided.

                                                YEAR ENDED 30 SEPTEMBER
                                            --------------------------------
                                               1994       1995       1996
                                            ---------- ---------- ----------
                                            (Pounds)MN (Pounds)MN (Pounds)MN
Interest expense
  On loans wholly
   repayable within five
   years......................................   7          5         68
  On other loans..............................  10         10         20
Interest capitalised..........................  --         --         (8)
                                               ---        ---        ---
                                                17         15         80
Interest income...............................  (3)        (4)       (37)
                                               ---        ---        ---
Net interest expense..........................  14         11         43
                                               ===        ===        ===

  Included in interest payable is (Pounds)7 million relating to finance leases for the year ended 30 September 1996.

6 TAXATION CHARGE/(CREDIT)

                                                    YEAR ENDED 30 SEPTEMBER
                                                --------------------------------
                                                   1994       1995       1996
                                                ---------- ---------- ----------
                                                (Pounds)MN (Pounds)MN (Pounds)MN
UNITED KINGDOM
Corporation tax at 33 per cent................      --         --          3
Adjustment in respect of previous years.......      --         --        (15)
Advance corporation tax written off...........       1         --         --
Deferred taxation.............................      --        (11)        22
Tax credit on franked investment income.......      --         --         29
                                                   ---        ---        ---
                                                     1        (11)        39
OVERSEAS
Current taxation..............................      21         25         19
Deferred taxation.............................      (5)        42         57
                                                   ---        ---        ---
Charge for the period.........................      17         56        115
                                                   ===        ===        ===
This taxation charge for the period has been
 reduced by the following amounts arising from
 group relief surrendered for nil
 consideration by other Hanson Group
 companies....................................      --         --         30
                                                   ===        ===        ===

  If full provision had been made for deferred tax for the year ended 30 September 1996, the tax charge would have increased by (Pounds)31 million (1995 (Pounds)nil, 1994 reduced by (Pounds)6 million) being (Pounds)32 million in respect of capital allowances in excess of depreciation less (Pounds)1 million in respect of other timing differences. As a result of the stand-alone basis of providing for deferred tax, the charge for deferred tax shown above has been increased by (Pounds)57 million for the year ended 30 September 1996 (1995 (Pounds)42 million, 1994 reduced by (Pounds)5 million).

  As a result of the surrender of group relief for nil consideration, together with the taxation effects of the National Grid Group flotation, the tax charge shown is not representative of the charge that may arise following the Demerger Transactions.

                                    III-31

  A reconciliation of the tax charge at the UK statutory rate of corporation tax to the actual tax charge is as follows:

                               YEAR ENDED 30 SEPTEMBER
                           --------------------------------
                              1994       1995       1996
                           ---------- ---------- ----------
                           (Pounds)MN (Pounds)MN (Pounds)MN
Profit before taxation....     85        124        472
                              ===        ===        ===
Notional UK corporation
 tax at 33 per cent. .....     28         41        156
Permanent differences.....     (4)       (20)        (4)
Timing differences........     (4)         3        (31)
Free group relief.........     --         --        (30)
Effect of overseas tax
 rates....................     (3)        32         39
Adjustments in respect of
 prior years..............     --         --        (15)
                              ---        ---        ---
Actual tax charge.........     17         56        115
                              ===        ===        ===

7 EARNINGS PER SHARE

  Earnings per share are based on the profit for the year in each year and on 521 million ordinary shares, being the expected minimum number of ordinary shares in the Company which will be issued in respect of the Demerger.
Adjusted earnings per share are based on the same number of shares and the profit for the year after excluding the items relating to the National Grid
Group flotation, the profit on disposal of First Hydro and the related taxation as follows:

                               YEAR ENDED 30 SEPTEMBER
                           --------------------------------
                              1994       1995       1996
                           ---------- ---------- ----------
                           (Pounds)MN (Pounds)MN (Pounds)MN
Profit for the year as
 reported.................     68         68        357
Adjusted for
  National Grid Group
   flotation..............     --         --        (44)
  Profit on disposal of
   First Hydro............     --         --        (25)
  Related taxation........     --         --         29
                              ---        ---        ---
Profit as adjusted........     68         68        317
                              ===        ===        ===

                                    III-32

8 TANGIBLE FIXED ASSETS

                                                                          PLANT,
                                        COAL                            EQUIPMENT
                           LAND AND   AND GAS   DISTRIBUTION GENERATING AND MOTOR
                          BUILDINGS    ASSETS      SYSTEM     STATIONS   VEHICLES    TOTAL
                          ---------- ---------- ------------ ---------- ---------- ----------
                          (Pounds)MN (Pounds)MN  (Pounds)MN  (Pounds)MN (Pounds)MN (Pounds)MN
COST
As at 1 October 1993....      --       2,298         --          --         832      3,130
Exchange adjustments....      --         (99)        --          --         (26)      (125)
Additions...............      --          55         --          --          77        132
Disposals...............      --        (101)        --          --         (52)      (153)
                             ---       -----        ---         ---       -----      -----
As at 30 September
 1994...................      --       2,153         --          --         831      2,984
Exchange adjustments....      --          (5)        --          --          --         (5)
Additions...............      --          36         --          --         104        140
Acquisitions............      78         228        904         261         118      1,589
Disposals...............      --         (30)        --          --         (72)      (102)
                             ---       -----        ---         ---       -----      -----
As at 30 September
 1995...................      78       2,382        904         261         981      4,606
Exchange adjustments....      --          35         --          --          18         53
Additions...............      14          55         83          93         129        374
Disposals...............     (17)         (6)        --          --         (32)       (55)
                             ---       -----        ---         ---       -----      -----
As at 30 September
 1996...................      75       2,466        987         354       1,096      4,978
                             ===       =====        ===         ===       =====      =====
ACCUMULATED DEPRECIATION
 AND DEPLETION
As at 1 October 1993....      --         289         --          --         505        794
Exchange adjustments....      --         (14)        --          --         (18)       (32)
Charge for the year.....      --          53         --          --          60        113
Disposals...............      --         (34)        --          --         (47)       (81)
                             ---       -----        ---         ---       -----      -----
As at 30 September
 1994...................      --         294         --          --         500        794
Exchange adjustments....      --          (2)        --          --          --         (2)
Charge for the year.....      --          61         --          --          58        119
Disposals...............      --         (23)        --          --         (56)       (79)
                             ---       -----        ---         ---       -----      -----
As at 30 September
 1995...................      --         330         --          --         502        832
Exchange adjustments....      --           6         --          --          10         16
Charge for the year.....       2          69         39           7          80        197
Disposals...............      --         (16)        --          --         (26)       (42)
                             ---       -----        ---         ---       -----      -----
As at 30 September
 1996...................       2         389         39           7         566      1,003
                             ===       =====        ===         ===       =====      =====
NET BOOK VALUE
As at 1 October 1993....      --       2,009         --          --         327      2,336
                             ===       =====        ===         ===       =====      =====
As at 30 September
 1994...................      --       1,859         --          --         331      2,190
                             ===       =====        ===         ===       =====      =====
As at 30 September
 1995...................      78       2,052        904         261         479      3,774
                             ===       =====        ===         ===       =====      =====
As at 30 September
 1996...................      73       2,077        948         347         530      3,975
                             ===       =====        ===         ===       =====      =====

  The net book value of land and buildings at 30 September 1996 comprises freeholds of (Pounds)72 million (1995 (Pounds)77 million, 1994 (Pounds)nil), long leaseholds of (Pounds)1 million (1995 (Pounds)1 million, 1994 (Pounds)nil) and short leaseholds of (Pounds)nil (1995 (Pounds)nil, 1994 (Pounds)nil).

  Coal and gas assets at 30 September 1996 include natural gas assets with a cost of (Pounds)35 million (1995 (Pounds)17 million, 1994 (Pounds)nil), accumulated depletion of (Pounds)2 million (1995 (Pounds)nil, 1994 (Pounds)nil) and net book value of (Pounds)33 million (1995 (Pounds)17 million, 1994 (Pounds)nil).


                                    III-33

  Plant, equipment and motor vehicles at 30 September 1996 include assets relating to the coal business with a cost of (Pounds)931 million (1995 (Pounds)888 million, 1994 (Pounds)820 million), accumulated depreciation of (Pounds)540 million (1995 (Pounds)502 million, 1994 (Pounds)500 million) and net book value of (Pounds)391 million (1995 (Pounds)386 million, 1994 (Pounds)320 million).

  Capitalised interest at 30 September 1996 included within fixed assets amounts to (Pounds)8 million (1995 (Pounds)nil, 1994 (Pounds)nil).

  The cost of distribution system fixed assets at 30 September 1996 is shown net of customer contributions of (Pounds)343 million (1995 (Pounds)308 million, 1994 (Pounds)nil). The net book value of customer contributions at 30 September 1996 was (Pounds)256 million (1995 (Pounds)230 million, 1994 (Pounds)nil).

  Assets in the course of construction at 30 September 1996 amounted to (Pounds)310 million (1995 (Pounds)176 million, 1994 (Pounds)nil).

  Generating stations include assets held under finance leases as follows:

                                                      AS AT 30 SEPTEMBER
                                               ---------------------------------
                                                  1994       1995        1996
                                               ---------- ----------- ----------
                                               (Pounds)MN (Pounds)MN  (Pounds)MN
Cost..........................................     --         120        128
Accumulated depreciation......................     --          --        (12)
                                                  ---         ---        ---
Net book value................................     --         120        116
                                                  ===         ===        ===

9 FIXED ASSET INVESTMENTS

                                                LOANS TO   UNLISTED
                                               ASSOCIATES INVESTMENTS   TOTAL
                                               ---------- ----------- ----------
                                               (Pounds)MN (Pounds)MN  (Pounds)MN
As at 1 October 1993..........................     --           5          5
Share of retained profit/(loss)...............     --           1          1
                                                  ---         ---        ---
As at 30 September 1994                            --           6          6
Acquisitions..................................     16          15         31
                                                  ---         ---        ---
As at 30 September 1995.......................     16          21         37
Disposals.....................................    (16)         (4)       (20)
                                                  ---         ---        ---
As at 30 September 1996.......................     --          17         17
                                                  ===         ===        ===

10 STOCKS

                                                      AS AT 30 SEPTEMBER
                                               ---------------------------------
                                                  1994       1995        1996
                                               ---------- ----------- ----------
                                               (Pounds)MN (Pounds)MN  (Pounds)MN
Raw materials and consumables.................     52          65        152
Work in progress..............................     20          48         52
Finished stock and items for resale...........     48          48         50
                                                  ---         ---        ---
                                                  120         161        254
                                                  ===         ===        ===

                                    III-34

11 DEBTORS

                                                      AS AT 30 SEPTEMBER
                                               --------------------------------
                                                  1994       1995       1996
                                               ---------- ---------- ----------
                                               (Pounds)MN (Pounds)MN (Pounds)MN
Amounts falling due after more than one year
  Advance corporation tax recoverable.........     --         12         84
  Royalties receivable and other debtors......    164        177        182
  Operating lease prepayments.................     --         --        270
                                                  ---        ---        ---
                                                  164        189        536
                                                  ===        ===        ===
Amounts falling due within one year...........
  Trade debtors...............................    167        483        502
  Other debtors and prepayments...............     70         96        261
                                                  ---        ---        ---
                                                  237        579        763
                                                  ===        ===        ===

12 CURRENT ASSET INVESTMENTS

  Current asset investments at 30 September 1995 include the Group's investment in National Grid Group of (Pounds)393 million, which was distributed to Hanson during 1996 as a dividend in specie.

13 CREDITORS

                                                       AS AT 30 SEPTEMBER
                                                --------------------------------
                                                   1994       1995       1996
                                                ---------- ---------- ----------
                                                (Pounds)MN (Pounds)MN (Pounds)MN
Amounts falling due within one year............
  Bank overdrafts..............................     --         --         119
  Short-term loans.............................     33          7          14
  Commercial paper.............................     54         61         144
  Finance leases...............................     --         --          10
  Trade creditors..............................     90        288         313
  Corporation tax..............................     12        115          39
  Other taxation and social security...........     32         43          61
  Other creditors..............................      8        105          49
  Accruals and deferred income.................    222        243         292
                                                   ---        ---       -----
                                                   451        862       1,041
                                                   ===        ===       =====

  Weighted average interest rates at 30 September 1996 on bank overdrafts were
7.4 per cent., short-term loans 7.5 per cent. and commercial paper 7.1 per cent.

                                                      AS AT 30 SEPTEMBER
                                               --------------------------------
                                                  1994       1995       1996
                                               ---------- ---------- ----------
                                               (Pounds)MN (Pounds)MN (Pounds)MN
Amounts falling due after more than one year
  Loans not wholly repayable within 5 years
   $300 million 5% subordinated income note
    2006
   (1994 $320 million, 1995 $310 million).....    203        196        192
   (Pounds)350 million 8.375% bonds 2004......     --        347        347
   (Pounds)200 million 8.5% bonds 2025........     --        197        197
                                                  ---        ---        ---
                                                  203        740        736
  Other loans repayable within 5 years........     21         27         56
  Net obligations under finance leases........     --        144        153
                                                  ---        ---        ---
                                                  224        911        945
                                                  ===        ===        ===


                                    III-35

(Pounds)100 million of the (Pounds)350 million 8.375 per cent. bonds has been converted into floating rate debt by way of interest rate swaps expiring in 2004. At 30 September 1996, the weighted average interest rate payable was 5.7 per cent. (1995 6.6 per cent.). Amounts shown above for bonds are net of unamortised issue costs.

  Long-term debt and finance leases are repayable as at 30 September 1996 as follows:

                                                                      (Pounds)MN
1998.................................................................     29
1999.................................................................     32
2000.................................................................     43
2001.................................................................     28
2002.................................................................     26
thereafter...........................................................    787
                                                                         ---
                                                                         945
                                                                         ===

  Long-term debt and finance leases are denominated in the following currencies:

                                                       AS AT 30 SEPTEMBER
                                                --------------------------------
                                                   1994       1995       1996
                                                ---------- ---------- ----------
                                                (Pounds)MN (Pounds)MN (Pounds)MN
Sterling.......................................     --        688        689
US dollars.....................................    224        223        248
Australian dollars.............................     --         --          8
                                                   ---        ---        ---
                                                   224        911        945
                                                   ===        ===        ===

14 PROVISIONS FOR LIABILITIES AND CHARGES

                         HEALTH CARE AND RECLAMATION AND
                         OBLIGATIONS TO   ENVIRONMENTAL   DEFERRED
                            EMPLOYEES      OBLIGATIONS    TAXATION    OTHERS     TOTAL
                         --------------- --------------- ---------- ---------- ----------
                           (Pounds)MN      (Pounds)MN    (Pounds)MN (Pounds)MN (Pounds)MN
As at 1 October 1993....       966             378          101         68       1,513
Exchange adjustments....       (49)            (20)          (5)        (2)        (76)
Utilised in year........       (84)            (38)          (4)        (8)       (134)
Provided/(released) in
 year...................        84              (8)          (5)         2          73
Acquisitions............        --              (3)          --         (1)         (4)
                               ---             ---          ---        ---       -----
As at 30 September
 1994...................       917             309           87         59       1,372
Exchange adjustments....        (3)             (1)          (2)        --          (6)
Utilised in year........       (68)            (43)          --        (29)       (140)
Provided/(released) in
 year...................        65              23           42         36         166
Acquisitions............         8              17           86        258         369
                               ---             ---          ---        ---       -----
As at 30 September
 1995...................       919             305          213        324       1,761
Exchange adjustments....        12               4            1         --          17
Utilised in year........       (80)            (43)           7        (62)       (178)
Provided/(released) in
 year...................        48              19           57         (4)        120
Acquisition adjustment
 (Note 16)..............        --              --          (86)       (77)       (163)
                               ---             ---          ---        ---       -----
As at 30 September
 1996...................       899             285          192        181       1,557
                               ===             ===          ===        ===       =====

  Deferred tax provided as at 30 September 1996 includes (Pounds)142 million (1995 (Pounds)119 million, 1994 liabilities reduced by (Pounds)7 million) in respect of liabilities recognised by the Group, consequent upon being on a stand-alone basis following Demerger. The provided and unprovided liabilities to deferred taxation were as follows:

                                    III-36

                                 AMOUNTS PROVIDED                AMOUNTS UNPROVIDED
                                AS AT 30 SEPTEMBER               AS AT 30 SEPTEMBER
                         -------------------------------- --------------------------------
                            1994       1995       1996       1994       1995       1996
                         ---------- ---------- ---------- ---------- ---------- ----------
                         (Pounds)MN (Pounds)MN (Pounds)MN (Pounds)MN (Pounds)MN (Pounds)MN
Excess of capital
 allowances.............     27         82        100         543        543        803
Post retirement
 healthcare benefits....     --         --         --        (209)      (220)      (226)
Other timing
 differences............     60         45         92        (194)      (183)      (200)
                            ---        ---        ---        ----       ----       ----
                             87        127        192         140        140        377
Acquisitions
Excess of capital
 allowances.............     --         --         --          --        228         --
Other timing
 differences............     --         86         --          --        (22)        --
                            ---        ---        ---        ----       ----       ----
                             87        213        192         140        346        377
                            ===        ===        ===        ====       ====       ====

15 INVESTED CAPITAL

  Invested capital represents the total investment and long-term funding of the Group by the Hanson Group. A reconciliation of movements in invested capital is as follows:

                                                   YEAR ENDED 30 SEPTEMBER
                                               --------------------------------
                                                  1994       1995       1996
                                               ---------- ---------- ----------
                                               (Pounds)MN (Pounds)MN (Pounds)MN
Profit for the year...........................     68           68        357
Other net recognised gains/(losses) relating
 to the year..................................    (29)          --         20
Increases/(decreases) in funding by Hanson....
  Cash........................................    (61)         (57)     2,290
  Non-cash....................................     95        2,493     (2,418)
  Dividend in specie of investment in National
   Grid Group.................................     --           --       (393)
Goodwill (set off)/write back.................     --       (1,368)       221
                                                  ---       ------     ------
Net addition to invested capital..............     73        1,136         77
Opening invested capital......................    899          972      2,108
                                                  ---       ------     ------
Closing invested capital......................    972        2,108      2,185
                                                  ===       ======     ======

  The total amount of goodwill set off against invested capital at 30 September 1996 is (Pounds)1,147 million (1995 (Pounds)1,368 million, 1994 (Pounds)nil).

16 ACQUISITIONS

  There were no significant acquisitions in the year ended 30 September 1994 and the year ended 30 September 1996.

  Eastern was acquired by Hanson on 18 September 1995. As explained above, Eastern has been included in the combined balance sheet of the Group as at 30 September 1995 and in its results from 1 October 1995. The Caballo and Rawhide mines were acquired by Peabody on 1 November 1994.

                                    III-37

  The operating assets and liabilities of Eastern and the Caballo and Rawhide mines together with the fair value adjustments were as follows:

                                      CABALLO
                          EASTERN   AND RAWHIDE                           1995       1996        1996
                            BOOK       MINES      TOTAL       TOTAL      TOTAL       TOTAL      TOTAL
                           VALUE    BOOK VALUE  BOOK VALUE ADJUSTMENTS FAIR VALUE ADJUSTMENTS FAIR VALUE
                         ---------- ----------- ---------- ----------- ---------- ----------- ----------
                         (Pounds)MN (Pounds)MN  (Pounds)MN (Pounds)MN  (Pounds)MN (Pounds)MN  (Pounds)MN
Fixed assets............   1,106        124       1,230        359        1,589        --        1,589
Stock...................      12         10          22         --           22        --           22
Debtors.................     379          2         381        (13)         368        13          381
Cash....................     264         --         264        --           264        --          264
Unlisted investments....     284         --         284        295          579        44          623
Creditors...............    (392)       (10)       (402)       (17)        (419)       17         (402)
Loans and finance
 leases.................    (688)        --        (688)        --         (688)       --         (688)
Provisions for
 liabilities and
 charges................    (129)       (11)       (140)      (220)        (360)      147         (213)
                           -----        ---       -----       ----       ------       ---       ------
                             836        115         951        404        1,355       221        1,576
                           =====        ===       =====       ====       ======       ===       ======
Consideration (Eastern (Pounds)2,496 million; Caballo and Rawhide
 (Pounds)227 million).................................................    2,723                  2,723
Goodwill (Eastern)....................................................   (1,368)                (1,147)
                                                                         ------                 ------
                                                                          1,355                  1,576
                                                                         ======                 ======

  The following fair value adjustments relating to Eastern and the Caballo and Rawhide mines were made to the book values of the assets and liabilities acquired:

                                      CABALLO
                                        AND
                                      RAWHIDE                 1996
                           EASTERN     MINES    1995 TOTAL  EASTERN   1996 TOTAL
                          ---------- ---------- ---------- ---------- ----------
                          (Pounds)MN (Pounds)MN (Pounds)MN (Pounds)MN (Pounds)MN
Tangible fixed assets...      242       117         359        --        359
Unlisted investments....      295        --         295        44        339
Debtors.................      (13)       --         (13)       13         --
Liabilities in respect
 of purchase contracts..     (129)       --        (129)       61        (68)
Creditors...............      (17)       --         (17)       17         --
Deferred tax............      (86)       --         (86)       86         --
Other liabilities.......       --        (5)         (5)       --         (5)
                             ----       ---        ----       ---        ---
                              292       112         404       221        625
                             ====       ===        ====       ===        ===

  Goodwill arising at the time of acquisition of Eastern of (Pounds)1,368 million has been reduced in 1996 by (Pounds)221 million principally as a result of the release of provisions no longer considered necessary.

17 CONTINGENT LIABILITIES

  Certain properties in the US in which the Group has or has had an interest are subject to actual or potential environmental claims. The Directors have made a (Pounds)44 million provision, included in provisions for reclamation and environmental obligations (Note 14), in relation to these claims, but significant uncertainty exists as to whether these claims will be pursued against the Group in all cases and, where they are pursued, the amount of the eventual costs and liabilities. In the event that future costs and liabilities are in excess of amounts accrued, the Directors do not anticipate that they will have a material adverse effect on the combined results of operations, financial position or liquidity of the Group.

                                    III-38

  The next general election in the UK must be held by no later than 22 May 1997. The Labour Party has announced that, if it is elected to office at that election, it will impose a one-off "windfall levy" on profits of the privatised utilities. It is not possible to predict the amount of any such levy, but, if imposed, such levy could be substantial.

  In December 1996, a provisional ruling was made against National Grid Group and its Group Trustees by the Pensions Ombudsman on a complaint by two pensioners in the National Grid Group's section of the Electricity Supply Scheme ("ESPS") relating to the use of the surplus arising under the actuarial valuation of the National Grid Group section as at 31 March 1992 to meet certain additional costs arising from the payment of pensions on early retirement pursuant to reorganisation or redundancy and certain additional contributions. This ruling is under appeal. If a similar complaint were to be made against Eastern in relation to its use of actuarial surplus in its section of the ESPS, it would resist it, ultimately through the courts. However, if an equivalent determination were finally to be made against it and upheld by the courts, Eastern could have a potential liability to repay to its part of that scheme an amount estimated by the directors to be up to (Pounds)75 million (exclusive of any applicable interest charges).

18 FINANCIAL COMMITMENTS

  (a) Capital commitments of the Group were as follows:

                                                       AS AT 30 SEPTEMBER
                                                --------------------------------
                                                   1994       1995       1996
                                                ---------- ---------- ----------
                                                (Pounds)MN (Pounds)MN (Pounds)MN
Contracted but not provided for................     49        110         83
Authorised but not contracted for..............     --         30        164
                                                   ---        ---        ---
                                                    49        140        247
                                                   ===        ===        ===

  (b) Gas take or pay contracts

  There are various types of contracts for the purchase of gas. Almost all include "take or pay" obligations under which the buyer agrees to pay for a minimum quantity of gas in a year. In order to help meet the expected needs of its wholesale and retail customers, Eastern has entered into a range of purchase contracts. As at 30 September 1996 the commitments under long-term gas purchase contracts amounted to an estimated (Pounds)2.3 billion (1995 (Pounds)1.4 billion) covering periods up to 18 years forward. The directors do not consider it likely, on the basis of the Group's current expectations of demand from its customers as compared with its take or pay obligations under such purchase contracts, that any material payments will become due from the Group in the foreseeable future for gas not taken.

  (c) The future minimum rental commitments at 30 September 1996, under finance leases and non-cancellable operating leases, together with the present value of minimum lease payments under finance leases were as follows:

                                                           OPERATING   FINANCE
YEAR ENDED 30 SEPTEMBER                                      LEASES     LEASES
-----------------------                                    ---------- ----------
                                                           (Pounds)MN (Pounds)MN
1997......................................................     40         16
1998......................................................     51         16
1999......................................................     50         16
2000......................................................     87         16
2001......................................................     86         16
thereafter................................................    389        139
                                                              ---        ---
Total minimum lease payments..............................    703        219
                                                              ===
Less amount representing interest.........................               (56)
                                                                         ---
Present value of minimum lease payments...................               163
                                                                         ===


                                    III-39

  The majority of the operating lease commitments relate to coal-fired power stations. Additional payments of approximately (Pounds)6 per megawatt hour (indexed) linked to output levels from these stations are payable for between the first five and seven years of their operation by the Group.

  (d) The annual commitments under non-cancellable operating leases at 30 September 1996 were:

                                                            LAND AND
                                                           BUILDINGS    OTHER
                                                           ---------- ----------
                                                           (Pounds)MN (Pounds)MN
Leases expiring
Within one year...........................................     --         --
Within two to five years..................................     --          9
After five years..........................................      2         29
                                                              ---        ---
                                                                2         38
                                                              ===        ===

19 PENSION AND POST-RETIREMENT HEALTHCARE

 Pensions

  The Group participates in several defined benefit pension plans in the UK, the US and Australia which cover the majority of employees. The benefits for these plans are based primarily on years of credited service and final average pensionable pay as defined under the respective plan provisions.

  The total cost of all pensions of the Group in the years ended 30 September 1994, 1995 and 1996, was (Pounds)14 million, (Pounds)13 million and (Pounds)17 million, respectively. The latter amount includes (Pounds)4 million relating to UK employees and (Pounds)10 million in respect of additional one-off cash retirement costs for US employees.

  In the US, Peabody sponsors four main defined benefit pension plans. With the exception of one plan, assets are set aside in separate trustee-administered funds. Each of these plans is assessed annually by independent qualified actuaries, the latest valuations being as at 30 September 1996. In addition, Peabody participates in two multi-employer plans. In these plans, the assets contributed by the participating employers are aggregated and the contributions payable are determined by independent qualified actuaries in accordance with industry-wide agreements. Peabody also has a number of defined contribution plans. Costs relating to the multi-employer and the defined contribution plans are recognised as incurred.

  In the UK, the majority of Eastern employees are members of the ESPS which provides pensions of a defined benefit nature for employees throughout the Electricity Supply Industry. The ESPS operates on the basis that there is not cross-subsidy between employers and the financing of Eastern's pension liabilities is therefore independent of the experience of other participating employers. The assets of the ESPS are held in a separate trustee-administered fund.

  The pension cost relating to the Eastern part of the ESPS is assessed in accordance with the advice of independent qualified actuaries using the projected unit method. The latest actuarial valuation was carried out as at 31 March 1995.

  The total market value of the assets of the US plans, excluding the multi-employer and defined contribution plans, was (Pounds)255 million as at 30 September 1996. The market value of the assets of Eastern's section of the ESPS was (Pounds)681 million at 31 March 1995.

  The assumptions which had the most significant effect on the results of the valuations were that the rate of investment return would exceed salary increases (exclusive of merit awards) by 2 1/2 per cent. per annum for the UK plans and by an average 3 1/2 per cent. per annum in the US, and with investment returns in the UK being assumed to exceed future pension increases by 4 per cent. per annum. The actuarial value of the assets was sufficient to cover 104 per cent. of the benefits that had accrued to members in the UK and 91 per cent. in the US.

                                    III-40

Provisions for liabilities and charges (Note 14) include a prepayment of (Pounds)1 million (provision of (Pounds)1 million at 30 September 1994 and (Pounds)10 million at 30 September 1995) representing the excess of the contributions paid to the plans concerned over the accumulated amount charged against the Group's profits in respect of pension costs.

 Post-retirement healthcare

  The Group also provides post-retirement healthcare and life assurance benefits under plans mainly in the US to certain groups of its retired and active employees.

20 RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING
ACTIVITIES

                                              YEAR ENDED 30 SEPTEMBER
                                     ------------------------------------------
                                           1994            1995         1996
                                     ----------------- ------------- ----------
                                        (Pounds)MN      (Pounds)MN   (Pounds)MN
Operating profit before National
 Grid Group flotation..............          99             135           446
Depreciation and depletion.........         113             119           197
Profit on sale of fixed assets.....          (4)             (8)          (16)
Increase in stocks.................         (11)            (19)          (93)
(Increase)/decrease in debtors.....         (62)            197           (94)
Operating lease prepayments........          --              --          (342)
Increase/(decrease) in creditors...          60              (6)           36
Decrease in provisions and other
 long-term creditors...............         (52)            (16)         (122)
                                            ---            ----        ------
Net cash inflow from operating
 activities........................         143             402            12
                                            ===            ====        ======

21 ANALYSIS OF CHANGES IN FINANCING

                                      LONG-TERM LOANS  CURRENT LOANS
                                     AND FINANCE LEASE   AND NOTES
                                        OBLIGATIONS       PAYABLE      TOTAL
                                     ----------------- ------------- ----------
                                        (Pounds)MN      (Pounds)MN   (Pounds)MN
As at 1 October 1993...............         245              51           296
Exchange adjustments...............         (12)             --           (12)
Cash (outflow)/inflow from
 financing.........................          (9)             36            27
                                            ---            ----        ------
As at 30 September 1994............         224              87           311
Exchange adjustments...............          (1)              1            --
Cash inflow/(outflow) from
 financing.........................          --             (20)          (20)
Loans and finance lease obligations
 of Eastern........................         688              --           688
                                            ---            ----        ------
As at 30 September 1995............         911              68           979
Exchange adjustments...............           3               3             6
Cash inflow from financing.........          31              97           128
                                            ---            ----        ------
As at 30 September 1996............         945             168         1,113
                                            ===            ====        ======

  In 1996, the Group distributed its shareholding in National Grid Group to Hanson as a dividend in specie of (Pounds)393 million which is reflected in invested capital.

  Analysis of net inflow/(outflow) of cash and cash equivalents in respect of the acquisition of subsidiaries:

                                              YEAR  ENDED 30 SEPTEMBER
                                     ------------------------------------------
                                           1994            1995         1996
                                     ----------------- ------------- ----------
                                        (Pounds)MN      (Pounds)MN   (Pounds)MN
Cash consideration for Eastern.....          --              (1)       (2,495)
Cash consideration for the Caballo
 and Rawhide mines.................          --            (227)           --
Deposits acquired on acquisition of
 Eastern...........................          --             264            --
                                            ---            ----        ------
                                             --              36        (2,495)
                                            ===            ====        ======

                                    III-41

22 ANALYSIS OF CHANGES IN CASH AND CASH EQUIVALENTS AND DEPOSITS

                                                 CASH AND
                                                SHORT-TERM
                                                 DEPOSITS  OVERDRAFTS   TOTAL
                                                ---------- ---------- ----------
                                                (Pounds)MN (Pounds)MN (Pounds)MN
As at 1 October 1993...........................      79         --         79
Exchange adjustments...........................      (1)        --         (1)
Net cash inflow................................      28         --         28
                                                   ----       ----       ----
As at 30 September 1994........................     106         --        106
Net cash inflow................................     237         --        237
                                                   ----       ----       ----
As at 30 September 1995........................     343         --        343
Exchange adjustments...........................       3         --          3
Net cash outflow...............................    (173)      (119)      (292)
                                                   ----       ----       ----
As at 30 September 1996........................     173       (119)        54"
                                                   ====       ====       ====

5. DEFINITIONS

  In this Appendix III, the following definitions apply in addition to the definitions set out in Appendix VI below:

 "ADMISSION"........................... the admission of Energy Group Shares to the Official List of the London
                                        Stock Exchange, which became effective
                                        on 24 February 1997
 "COMPANY"............................. The Energy Group PLC
 "GROUP"............................... The Energy Group PLC and its
                                        subsidiary undertakings as constituted
                                        immediately after the completion of
                                        all the Demerger Transactions
 "HANSON GROUP"........................ (a) in relation to any period prior to the Demerger, Hanson and its
                                        subsidiary undertakings from time to
                                        time (including the Group other than
                                        the Company); or (b) in relation to
                                        any period after the Demerger, Hanson
                                        and its subsidiary undertakings
                                        (excluding the Group)
 "INFRASTRUCTURE COMPANIES"............ Rollalong Limited, Consolidated Gold
                                        Fields Limited, Major Insurance
                                        Company Limited and various other
                                        subsidiaries and intermediate holding
                                        companies and non-trading companies
                                        that were wholly-owned by Hanson prior
                                        to the Demerger
 "NEW CREDIT FACILITY"................. the facility referred to in paragraph
                                        8(b)(iv) of Appendix V ("Material
                                        Contracts") below
 "RELEVANT PEABODY DEBT"............... an amount of approximately $1,817 million plus interest from 16 January
                                        1997 owed by members of the Hanson
                                        Group to members of the Group at the
                                        Demerger Date

                                    III-42

                                  APPENDIX IV

   FINANCIAL AND OTHER INFORMATION ON PACIFICORP ACQUISITIONS AND PACIFICORP

1. NATURE OF BUSINESS OF PACIFICORP ACQUISITIONS AND PACIFICORP

  PacifiCorp is a US electric utility that conducts a retail electric utility business through Pacific Power and Light Company and Utah Power and LIght Company and engages in power production and sales on a wholesale basis under the name PacifiCorp. PacifiCorp's US electric operations serve 1.4 million retail customers in service territories aggregating about 153,000 square miles in portions of seven Western States: Utah, Oregon, Wyoming, Washington, Idaho, California and Montana. The service area contains diversified industrial and agricultural economies.

  PacifiCorp formed PacifiCorp Holdings, Inc. in 1984 to hold the stock of PacifiCorp's principal subsidiaries and to facilitate the conduct of businesses not regulated as US electric utilities. Historically, PacifiCorp Holdings, Inc.'s principal subsidiaries were engaged in telecommunications, mining and resource development and financial services. In recent years, PacifiCorp Holdings, Inc. reduced the size and scope of its financial services operations and sold its mining and resource development subsidiary. At the present time, PacifiCorp Holdings, Inc.'s principal subsidiaries are engaged primarily in telecommunications, international and domestic power production, distribution and marketing, and natural gas gathering, processing, storage and marketing.

  PacifiCorp Holdings, Inc. owns 100 per cent. of Pacific Telecom Inc., a telecommunications company that provides local telephone service and access to the long distance network in Alaska, seven other western states and three midwestern states; provides cellular mobile telephone services in six states; and is engaged in sales of capacity in and operation and maintenance of a submarine fibre optic cable between the United States and Japan. In connection with the financing of the Offer, PacifiCorp Holdings, Inc. has entered into an agreement to sell the share capital of Pacific Telecom Inc. to Century Telephone Enterprises Inc. for $1.5 billion in cash plus assumption of debt, and has also engaged an investment banker to assist it in selling its interests in the independent power production and cogeneration businesses that it owns through the Pacific Generation Company. In connection with financing the Offer, a wholly-owned subsidiary of PacifiCorp will acquire the share capital of PacifiCorp Financial Services Inc., which holds a loan, leasing and real estate investment portfolio, from PacifiCorp Holdings, Inc. in exchange for $70 million in cash and the proceeds from future sales of assets by PacifiCorp Financial Services Inc., other than its leveraged lease portfolio.

  On 12 December 1995, PacifiCorp Holdings, Inc., through wholly owned subsidiaries, acquired 100 per cent. of Powercor Australia Limited, an electricity distributor and marketer in Australia. Powercor serves approximately 547,000 customers in suburban Melbourne and the western and central regions of the State of Victoria in southeast Australia. In September 1996, PacifiCorp Holdings, Inc. acquired a 19.9 per cent. interest in the 1,600 megawatt Hazelwood coal-fired generating station and adjacent mine located in Victoria, Australia.

  On 15 April 1997, PacifiCorp Holdings, Inc., through a wholly owned subsidiary, acquired all of the share capital of TPC Corporation, a natural gas gathering, processing, storage and marketing company based in Houston, Texas, for approximately $265 million in cash and assumed debt of approximately $140 million. Following completion of a tender offer, TPC Corporation became a wholly owned subsidiary of PacifiCorp Holdings, Inc. through a cash merger at the same price. This transaction was funded with a capital contribution from PacifiCorp.

  PacifiCorp Acquisitions, a UK unlimited company and wholly owned subsidiary of PacifiCorp Finance (UK) Limited, was recently organised for the purpose of making the Offer and has not conducted any unrelated activities since its incorporation. PacifiCorp Finance (UK) Limited is a UK private limited company and wholly owned subsidiary of PacifiCorp Services Limited. PacifiCorp Services Limited is a UK private limited company and wholly owned subsidiary of PacifiCorp

EnergyCo., which, in turn, is a UK unlimited company and wholly owned subsidiary of PacifiCorp Group Holdings Company. PacifiCorp Group Holdings Company is an Oregon corporation and wholly owned subsidiary of PacifiCorp Holdings, Inc. PacifiCorp Group Holdings Company also wholly owns PacifiCorp Powercoal LLC, an Oregon limited liability company. PacifiCorp Finance (UK) Limited, PacifiCorp Services Limited, PacifiCorp EnergyCo, PacifiCorp Group Holdings Company and PacifiCorp Powercoal LLC were all recently organised in connection with structuring the financing for the Offer. See paragraph 10 of Appendix V ("Financing arrangements") below.

2. DIRECTORS AND EXECUTIVE OFFICERS OF PACIFICORP ACQUISITIONS AND PACIFICORP

  Set forth in the table below are the names and present principal occupations or employments, and the material occupations, positions, offices, and employments during the past five years, for the directors and executive officers of PacifiCorp Acquisitions and PacifiCorp, and the name, principal business and address for any corporation or other reorganisation in which such employment is carried on. Each person listed below is of United States citizenship, and, unless otherwise indicated, positions have been held for the past five years. Directors are identified by an asterisk and the year in which such person became a director is indicated in parentheses. The address of the corporation or other organisation for which a listed individual's principal occupation is conducted is set forth at the first place at which the name of such corporation or other organisation appears in this paragraph 2.

                            PACIFICORP ACQUISITIONS

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                    (AND PRINCIPAL BUSINESS); MATERIAL
 NAME AND RESIDENCE                 POSITIONS
 OR BUSINESS ADDRESS                HELD DURING PAST FIVE YEARS
 -------------------                -------------------------------------------
 Frederick W. Buckman* (1997)       President and Chief Executive Officer of
 PacifiCorp                         PacifiCorp (since February 1994); Chairman
 700 NE Multnomah, Suite 1600       of PacifiCorp Holdings, Inc. (since 1994);
 Portland, Oregon 97232             Director and Chairman of PacifiCorp
                                    Acquisitions (since June 1997); President
                                    and Chief Executive Officer (1992-1994) and
                                    President and Chief Operating Officer
                                    (1988-1991) of Consumers Power Company,
                                    Jackson, Michigan

 Richard T. O'Brien* (1997)         Senior Vice President and Chief Financial
 PacifiCorp                         Officer (since 1995) and Vice President
                                    (1993-1995) of PacifiCorp; Senior Vice
                                    President (since 1993) and Chief Financial
                                    Officer (since 1996) of PacifiCorp
                                    Holdings, Inc.; Chief Financial Officer
                                    (1992-1993) and Vice President and
                                    Treasurer (1989-1992) of NERCO, Inc., a
                                    former mining and resource subsidiary of
                                    PacifiCorp; Director and Chief Financial
                                    Officer of PacifiCorp Acquisitions (since
                                    June 1997)

 Dennis P. Steinberg* (1997)        Senior Vice President (since 1994) and Vice
 PacifiCorp                         President (1990-1994) of PacifiCorp;
                                    Director of PacifiCorp Acquisitions (since
                                    June 1997)

 Verl R. Topham* (1997)             Senior Vice President and General Counsel
 PacifiCorp                         of PacifiCorp (since May 1994); Senior Vice
 One Utah Center, Suite 2300        President and General Counsel of PacifiCorp
 201 South Main                     Holdings, Inc. (since 1995); President of
 Salt Lake City, Utah 84140         Utah Power & Light Company (1990-1994);
                                    Director of PacifiCorp Acquisitions (since
                                    June 1997)

 William E. Peressini* (1997)       Vice President (since 1996) and Treasurer
 PacifiCorp                         (since 1994) of PacifiCorp; Treasurer of
                                    PacifiCorp Holdings, Inc. (since 1994);
                                    Executive Vice President of PacifiCorp
                                    Financial

                                    Services, Inc. (1992-1994); Senior Vice
                                    President and Chief Financial Officer of
                                    PacifiCorp Financial Services, Inc. (1989-
                                    1992); Director and Deputy Chief Financial
                                    Officer of PacifiCorp Acquisitions (since
                                    June 1997)

 Sally A. Nofziger                  Vice President and Corporate Secretary of
 PacifiCorp                         PacifiCorp; Secretary of PacifiCorp
                                    Holdings, Inc.; Secretary of PacifiCorp
                                    Acquisitions (since June 1997)

                                   PACIFICORP

                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     (AND PRINCIPAL BUSINESS); MATERIAL
 NAME AND RESIDENCE                  POSITIONS
 OR BUSINESS ADDRESS                 HELD DURING PAST FIVE YEARS
 -------------------                 ------------------------------------------
 W. Charles Armstrong* (1996)        Independent Consultant (since 1997);
 14019 SE 35th Loop                  Former Chief Executive Officer, Bank of
 Vancouver, Washington 98683         America Oregon (1992-1996)
 Kathryn A. Braun* (1994)            Executive Vice President, Western Digital
 Western Digital Corporation         Corporation
 8105 Irvine Center Drive
 Irvine, CA 92718
 Frederick W. Buckman* (1994)        (See above)
 PacifiCorp
 C. Todd Conover* (1991)             President and Chief Executive Officer, the
 The Vantage Company                 Vantage Company, a business consulting
 101 First Street, Suite 670         firm, Los Altos, California; General
 Los Angeles, California 94022       Manager, Finance Industry Group, Tandem
                                     Computers Incorporated, a computer
                                     manufacturing company (January 1994-May
                                     1995); President and Chief Executive
                                     Officer, Central Banks of Colorado (1991-
                                     1992)
 Nolan E. Karras* (1993)             Investment Advisor, Karras & Associates,
 Karras & Associates, Inc.           Inc., an investment advisory firm
 4695 South 1900 West #3
 Roy, Utah 84067
 Keith R. McKennon* (1990)           Chairman of the Board of PacifiCorp (since
 PacifiCorp                          1994); formerly Chairman (1992-1994) and
                                     Chief Executive Officer (1992-1993), Dow
                                     Corning Corporation, Midland, Michigan
 Robert G. Miller* (1994)            Chairman of the Board and Chief Executive
 Fred Meyer, Inc.                    Officer of Fred Meyer, Inc., a retail
 3800 SE 22nd                        merchandising chain
 Portland, Oregon 97202
 Alan K. Simpson* (1997)             Former Wyoming U.S. Senator
 c/o Laurie Rosen
 3301 Turner Lane
 Chevy Chase, Maryland 20815
 Verl R. Topham* (1994)              (See above)
 PacifiCorp

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                    (AND PRINCIPAL BUSINESS):
 NAME AND RESIDENCE                 MATERIAL POSITIONS HELD DURING PAST FIVE
 OR BUSINESS ADDRESS                YEARS
 -------------------                -------------------------------------------
 Don M. Wheeler* (1989)             Chairman and Chief Executive Officer, ICM
 ICM Equipment Company              Equipment Company, a materials handling and
 4901 West 2100 South               equipment company (since 1996); formerly
 Salt Lake City, Utah 84120         Chairman, Chief Executive Officer,
                                    President and General Manager of Wheeler
                                    Machinery Company (1955-1996)
 Nancy Wilgenbusch* (1986)          President, Marylhurst College
 Marylhurst College
 Marylhurst, Oregon 97036
 Peter I. Wold* (1995)              President, Wold Oil & Gas Company, an oil
 Wold Oil & Gas Company             and gas exploration and production company
 139 West Second Street, Suite 200
 Casper, Wyoming 82602
 John A. Bohling                    Senior Vice President of PacifiCorp (since
 PacifiCorp                         1993); Executive Vice President of Pacific
                                    Power & Light Company (1991-1993)
 William C. Brauer                  Senior Vice President (since 1996) and Vice
 PacifiCorp                         President (1992-1996) of PacifiCorp
 Shelley R. Faigle                  Senior Vice President (since 1993) and Vice
 Pacific Power & Light Company      President (1992-1993) of PacifiCorp; Vice
 1500 Public Service Building       President (1989-1992) of Pacific Power &
 Portland, Oregon 97204             Light Company
 Paul G. Lorenzini                  Senior Vice President of PacifiCorp (since
 Pacific Power & Light Company      1994); President (1992-1994) and Executive
                                    Vice President (1989-1992) of Pacific Power
                                    & Light Company
 Richard T. O'Brien                 (See above)
 PacifiCorp
 Michael J. Pittman                 Vice President (since 1993) and Assistant
 Pacific Power & Light Company      Vice President (1990-1993) of PacifiCorp
 Charles E. Robinson                Chairman, President and Chief Executive
 Pacific Telecom, Inc.              Officer of Pacific Telecom, Inc., a
 805 Broadway                       telecommunications subsidiary of PacifiCorp
 P.O. Box 9901                      Holdings, Inc.
 Vancouver, Washington 98668
 Daniel L. Spalding                 Chairman and Chief Executive Officer of
 Powercor Australia Limited         Powercor Australia Limited (since 1995);
 Level 3, 77 Southbank Blvd.        Senior Vice President (since 1992) and Vice
 Southbank, Victoria 3006           President (1987-1992) of PacifiCorp
 Australia
 Dennis P. Steinberg                (See above)
 PacifiCorp

                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
 NAME AND RESIDENCE   (AND PRINCIPAL BUSINESS):
 OR BUSINESS ADDRESS  MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
 -------------------  ---------------------------------------------------------
 Michael C. Henderson Vice President of PacifiCorp (since 1995); Director,
 PacifiCorp           President and Chief Executive Officer of PacifiCorp
                      Holdings, Inc. and Chairman, President and Chief
                      Executive Officer of PacifiCorp Financial Services, Inc.
                      (since 1995); Executive Vice President (1992-1993) and
                      Senior Vice President (1991-1992) of PacifiCorp Financial
                      Services, Inc.

 Thomas J. Imeson     Vice President of PacifiCorp
 PacifiCorp

 Sally A. Nofziger    (See above)
 PacifiCorp

 William E. Peressini (See above)
 PacifiCorp

3. REGISTERED/PRINCIPAL OFFICES

PACIFICORP ACQUISITIONS

  The registered office of PacifiCorp Acquisitions is Barrington House, 59-67 Gresham Street, London EC2V 7JA, United Kingdom.

PACIFICORP

  The principal executive offices of PacifiCorp are located at 700 NE Multnomah Street, Portland, Oregon 97232, United States.

4. FINANCIAL STATEMENTS

  The financial information for the three years ended 31 December 1996 relating to PacifiCorp contained in this section of the document has been extracted from the published audited financial statements of PacifiCorp for each of these years. The financial information for the three months ended 31 March 1996 and 1997 has been extracted from the unaudited published financial statements of PacifiCorp for those periods. PacifiCorp's accounting policies conform to US GAAP. Additional financial and other information for PacifiCorp can be obtained from PacifiCorp's reports filed pursuant to the Exchange Act. The information contained herein is qualified in its entirety by reference to PacifiCorp's Annual Report on Form 10-K for the year ended 31 December 1996 and PacifiCorp's Quarterly Report on Form 10-Q for the quarter ended 31 March 1997. PacifiCorp's reports can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the SEC: 7 World Trade Center, Suite 1300, New York, NY 10048; and 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material can also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material may be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Copies of such material can also be obtained by writing to PacifiCorp Investor Relations, at 700 NE Multnomah Street, Portland, Oregon 97232, United States.

                                   PACIFICORP

            STATEMENTS OF CONSOLIDATED INCOME AND RETAINED EARNINGS
               (MILLIONS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                        FOR THE YEAR
                                                 ----------------------------
                                                   1996      1995      1994
                                                 --------  --------  --------
REVENUES........................................ $4,293.8  $3,416.9  $3,498.0
                                                 --------  --------  --------
EXPENSES
  Operations....................................  1,782.4   1,259.4   1,391.8
  Maintenance...................................    308.5     281.0     292.3
  Administrative and general....................    308.5     254.9     244.6
  Depreciation and amortisation.................    530.4     445.6     424.3
  Taxes, other than income taxes................    118.9     120.1     122.7
                                                 --------  --------  --------
    Total.......................................  3,048.7   2,361.0   2,475.7
                                                 --------  --------  --------
INCOME FROM OPERATIONS..........................  1,245.1   1,055.9   1,022.3
                                                 --------  --------  --------
Interest Expense and Other
  Interest expense..............................    465.7     378.7     334.5
  Interest capitalised..........................    (11.9)    (15.1)    (14.5)
  Minority interest and other...................      2.5     (51.5)    (15.5)
                                                 --------  --------  --------
    Total.......................................    456.3     312.1     304.5
                                                 --------  --------  --------
Income before income taxes......................    788.8     743.8     717.8
Income taxes....................................    283.9     238.8     249.8
                                                 --------  --------  --------
NET INCOME......................................    504.9     505.0     468.0
Retained Earnings, January 1....................    632.4     474.3     351.3
CASH DIVIDENDS DECLARED
  Preferred stock...............................    (29.1)    (38.4)    (39.6)
  Common stock per share of $1.08...............   (317.9)   (306.6)   (305.4)
  Preferred stock retired.......................     (7.5)     (1.9)       --
                                                 --------  --------  --------
Retained Earnings, December 31.................. $  782.8  $  632.4  $  474.3
                                                 ========  ========  ========
Earnings on Common Stock (Net income less
 preferred dividend requirement)................ $  475.1  $  466.3  $  428.3
Average number of common shares outstanding
 (Thousands)....................................  292,424   284,272   282,912
Earnings per Common Share....................... $   1.62  $   1.64  $   1.51


          See accompanying Notes to Consolidated Financial Statements

                                   PACIFICORP

                     STATEMENTS OF CONSOLIDATED CASH FLOWS
                            (MILLIONS OF US DOLLARS)

                                                         FOR THE YEAR
                                                  ----------------------------
                                                    1996      1995      1994
                                                  --------  ---------  -------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income..................................... $  504.9  $   505.0  $ 468.0
  Adjustments to reconcile net income to net cash
   provided by operating activities
    Depreciation and amortization................    552.0      466.2    472.5
    Deferred income taxes and investment tax
     credits -- net..............................     48.4       62.5     (7.5)
    Minority interest and other..................    (33.3)     (28.6)    23.6
    Accounts receivable and prepayments..........   (171.2)     (71.5)     5.4
    Materials, supplies, fuel stock and
     inventory...................................     31.9       (8.6)    11.8
    Accounts payable and accrued liabilities.....    144.6      (13.0)   (11.7)
                                                  --------  ---------  -------
NET CASH PROVIDED BY OPERATING ACTIVITIES........  1,077.3      912.0    962.1
                                                  --------  ---------  -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Construction...................................   (650.8)    (578.6)  (788.7)
  Operating companies and assets acquired........   (199.4)  (2,002.1)    (5.9)
  Investments in and advances to affiliated
   companies -- net..............................   (153.5)    (138.4)    (9.5)
  Proceeds from sales of assets..................     55.1      377.0    381.6
  Proceeds from sales of finance assets and
   principal payments............................     55.8       36.6    109.1
  Other..........................................    (10.5)     (27.4)   (26.7)
                                                  --------  ---------  -------
NET CASH USED IN INVESTING ACTIVITIES............   (903.3)  (2,332.9)  (340.1)
                                                  --------  ---------  -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Changes in short-term debt.....................   (319.6)     581.5    (98.7)
  Proceeds from long-term debt...................    669.4    1,530.8    246.6
  Proceeds from issuance of common stock.........    221.3         .4     57.2
  Proceeds from issuance of preferred securities
   of Trust holding solely PacifiCorp
   debentures....................................    209.6         --       --
  Dividends paid.................................   (346.4)    (346.5)  (344.8)
  Repayments of long-term debt...................   (341.1)    (285.8)  (448.5)
  Redemptions of capital stock...................   (221.6)      (2.6)      --
  Other..........................................    (50.0)     (58.0)   (41.7)
                                                  --------  ---------  -------
NET CASH PROVIDED BY (USED IN) FINANCING
 ACTIVITIES......................................   (178.4)   1,419.8   (629.9)
                                                  --------  ---------  -------
Decrease in Cash and Cash Equivalents............     (4.4)      (1.1)    (7.9)
Cash and Cash Equivalents at Beginning of Year...     22.2       23.3     31.2
                                                  --------  ---------  -------
Cash and Cash Equivalents at End of Year......... $   17.8  $    22.2  $  23.3
                                                  --------  ---------  -------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the year for Interest (net of
   amount capitalized)........................... $  505.7  $   407.7  $ 399.4
  Income taxes...................................    207.9      185.5    225.6
Non-cash financing activities
  8.55% Junior subordinated debentures exchanged
   for 2,233,037 shares of $1.98 No Par Serial
   Preferred Stock...............................       --       55.9       --

          See accompanying Notes to Consolidated Financial Statements

                                   PACIFICORP

                          CONSOLIDATED BALANCE SHEETS
                            (MILLIONS OF US DOLLARS)

                                     ASSETS

                                                              DECEMBER 31
                                                          --------------------
                                                            1996       1995
                                                          ---------  ---------
Current Assets
  Cash and cash equivalents.............................. $    17.8  $    22.2
  Accounts receivable less allowance for doubtful
   accounts: 1996/$8.6 and 1995/$7.4.....................     718.6      545.0
  Materials, supplies and fuel stock at average cost.....     188.7      212.1
  Inventory..............................................      55.2       62.8
  Other..................................................      78.2       70.1
                                                          ---------  ---------
TOTAL CURRENT ASSETS.....................................   1,058.5      912.2
Property, Plant and Equipment
  Domestic Electric Operations
    Production...........................................   4,659.2    4,420.0
    Transmission.........................................   2,069.2    2,042.5
    Distribution.........................................   3,029.7    2,829.9
    Other................................................   1,687.9    1,655.7
    Construction work in progress........................     252.8      310.0
                                                          ---------  ---------
    TOTAL DOMESTIC ELECTRIC OPERATIONS...................  11,698.8   11,258.1
  Australian Electric Operations.........................   1,361.9    1,302.8
  Telecommunications.....................................   1,670.0    1,606.9
  Other Operations.......................................      68.8       65.0
  Accumulated depreciation and amortization..............  (4,583.8)  (4,280.5)
                                                          ---------  ---------
  TOTAL PROPERTY, PLANT AND EQUIPMENT -- NET.............  10,215.7    9,952.3
Other Assets
  Investments in and advances to affiliated companies....     358.9      187.9
  Intangible assets -- net...............................     870.5      743.2
  Regulatory assets -- net...............................   1,017.4    1,060.3
  Finance note receivable................................     214.6      217.5
  Finance assets -- net..................................     425.6      453.7
  Real estate investments................................     217.0      179.8
  Deferred charges and other.............................     256.3      308.3
                                                          ---------  ---------
  TOTAL OTHER ASSETS.....................................   3,360.3    3,150.7
                                                          ---------  ---------
TOTAL ASSETS............................................. $14,634.5  $14,015.2
                                                          =========  =========


          See accompanying Notes to Consolidated Financial Statements

                                   PACIFICORP

                          CONSOLIDATED BALANCE SHEETS
                            (MILLIONS OF US DOLLARS)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                               DECEMBER 31
                                                           -------------------
                                                             1996      1995
                                                           --------- ---------
Current Liabilities
  Long-term debt currently maturing....................... $   235.6 $   206.1
  Notes payable and commercial paper......................     701.5   1,021.1
  Accounts payable........................................     469.7     345.3
  Taxes, interest and dividends payable...................     303.5     256.4
  Customer deposits and other.............................     152.6     176.0
                                                           --------- ---------
TOTAL CURRENT LIABILITIES.................................   1,862.9   2,004.9
Deferred Credits
  Income taxes............................................   1,953.1   1,910.1
  Investment tax credits..................................     148.4     159.2
  Other...................................................     758.9     786.2
                                                           --------- ---------
TOTAL DEFERRED CREDITS....................................   2,860.4   2,855.5
Minority Interest.........................................      31.9      23.0
Long-Term Debt............................................   5,323.8   4,968.2
Guaranteed Preferred Beneficial Interests in Company's
 Junior Subordinated Debentures...........................     209.7        --
Preferred Stock Subject to Mandatory Redemption...........     178.0     219.0
Preferred Stock...........................................     135.5     311.5
Common Equity
  Common shareholders' capital shares authorised
   750,000,000; shares outstanding: 1996/295,139,753 and
   1995/284,276,709.......................................   3,236.8   3,012.9
  Retained earnings.......................................     782.8     632.4
  Cumulative currency translation adjustment..............      12.7        --
  Guarantees of Employee Stock Ownership Plan borrowings..        --     (12.2)
                                                           --------- ---------
TOTAL COMMON EQUITY.......................................   4,032.3   3,633.1
                                                           --------- ---------
Commitments and Contingencies (See Notes 9 and 10)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................ $14,634.5 $14,015.2
                                                           ========= =========


          See accompanying Notes to Consolidated Financial Statements

                                  PACIFICORP

              SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

  The following notes regarding significant accounting policies together with other information in the notes to the financial statements which is of major relevance to an appreciation of PacifiCorp's financial information have been extracted from the published financial statements of PacifiCorp for the three years ended December 31, 1996.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The consolidated financial statements of PacifiCorp (the "Company") include its integrated domestic electric utility operating divisions of Pacific Power and Utah Power and its wholly owned and majority owned subsidiaries. Major subsidiaries, all of which are wholly owned, are: PacifiCorp Holdings, Inc. ("Holdings"), which holds all of the Company's nonintegrated electric utility investments, including Powercor Australia Limited ("Powercor"), an Australian electricity distributor purchased December 12, 1995; Pacific Telecom, Inc. ("PTI"), a telecommunications operation (formerly 87% owned, see Note 14); and PacifiCorp Financial Services, Inc., a financial services business. Together these businesses are referred to herein as the Companies. Significant intercompany transactions and balances have been eliminated.

  Investments in and advances to affiliated companies represent investments in unconsolidated affiliated companies carried on the equity basis, which approximates the Company's equity in their underlying net book value.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

 Regulation

  Accounting for the domestic utility businesses conforms with generally accepted accounting principles as applied to regulated public utilities and as prescribed by agencies and the commissions of the various locations in which the utility businesses operate. The Company prepares its financial statements as they relate to Domestic Electric Operations and Telecommunications in accordance with Statement of Financial Accounting Standards ("SFAS") 71, "Accounting for the Effects of Certain Types of Regulation." See Note 2.

 Asset Impairments

  Effective January 1, 1996, the Company adopted SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluated all its assets based upon SFAS 121 and within the context of SFAS 71 for its regulated operations and concluded that no material adjustments were required. See Note 2.

                                  PACIFICORP

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED):

 Cash and Cash Equivalents

  For the purposes of these financial statements, the Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

 Foreign Currency Translation

  Financial statements for foreign subsidiaries are translated into United States dollars at end of period exchange rates as to assets and liabilities and weighted average exchange rates as to revenues and expenses. The resulting exchange gains or losses are accumulated in the "cumulative currency translation adjustment" account, a component of common equity. All significant gains and losses resulting from foreign currency transactions are included in income.

 Property, Plant and Equipment

  Property, plant and equipment are stated at original cost of contracted services, direct labor and material, interest capitalized during construction and indirect charges for engineering, supervision and similar overhead items. The cost of depreciable utility properties retired, including the cost of removal, less salvage, is charged to accumulated depreciation.

 Depreciation and Amortization

  At December 31, 1996, the average depreciable life of property, plant and equipment by category was: Domestic Electric Operations -- Production, 41 years; Transmission, 42 years; Distribution, 30 years; Other, 18 years; Australian Electric Operations, 21 years; and Telecommunications, 16 years.

  Depreciation and amortization is generally computed by the straight-line method over the estimated economic useful lives of the related assets after giving effect to requirements as prescribed by the Company's various regulatory jurisdictions. Provisions for depreciation (excluding amortization of capital leases) in the domestic electric, Australian electric and telecommunications businesses were 3.6%, 3.5% and 3.4% of average depreciable assets in 1996, 1995 and 1994, respectively.

 Mine Reclamation and Closure Costs

  The Company expenses current mine reclamation costs and accrues for estimated final mine reclamation and closure costs using the units-of-production method.

 Inventory Valuation

  Inventories are generally valued at the lower of average cost or market.

 Intangible Assets

  Intangible assets consist of: license and other intangible costs relating to Australian Electric Operations ($460 million and $32 million, respectively, in 1996 and $312 million and $30 million, respectively, in 1995); franchises of local exchange and cellular companies ($397 million in 1996 and $398 million in 1995); and excess cost over net assets of businesses acquired ($43 million in 1996 and 1995). These costs are offset by accumulated amortization ($62 million in 1996 and $40 million in 1995). Intangible assets are generally being amortized over 40 years.

 Finance Assets

  Finance assets consist of finance receivables, leveraged leases and operating leases and are not significant to the Company in terms of revenue, net income or assets. The Company's leasing

                                  PACIFICORP

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED):

operations consist principally of leveraged aircraft leases. Investments in finance assets are net of allowances for credit losses and accumulated impairment charges of $63 million and $71 million at December 31, 1996 and 1995, respectively.

 Derivatives

  Gains and losses on hedges of existing assets and liabilities are included in the carrying amounts of those assets or liabilities and are recognized in income as part of those carrying amounts. Gains and losses related to hedges of anticipated transactions and firm commitments are deferred on the balance sheet and recognized in income when the transaction occurs.

 Interest Capitalized

  Costs of debt applicable to domestic utility properties are capitalized during construction. Generally, the composite capitalization rates were 5.7% for 1996, 6.2% for 1995 and 4.7% for 1994.

 Income Taxes

  The Company uses the liability method of accounting for deferred income taxes. Deferred tax liabilities and assets reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts.

  Investment tax credits for regulated operations in the United States are deferred and amortized to income over the average estimated lives of the properties. All other investment tax credits are recognized when utilized.

  Provision is made for U.S. income taxes on the undistributed earnings of the Company's international businesses.

 Revenue Recognition

  The Company accrues estimated unbilled revenues for electric services provided after cycle billing to month-end.

  PTI participates with other telephone companies in access revenue pools for certain interstate and intrastate revenues, which are initially recorded based on estimates.

 Preferred Stock Retired

  Amounts paid in excess of the net carrying value of preferred stock retired are amortized in accordance with regulatory orders.

 Reclassification

  Certain amounts from prior years have been reclassified to conform with the 1996 method of presentation. These reclassifications had no effect on previously reported consolidated net income.

NOTE 2 ACCOUNTING FOR THE EFFECTS OF REGULATION

  Regulated utilities have historically applied the provisions of SFAS 71 which is based on the premise that regulators will set rates that allow for the recovery of a utility's costs, including cost of

                                  PACIFICORP

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

NOTE 2 ACCOUNTING FOR THE EFFECTS OF REGULATION -- (CONTINUED):

capital. Accounting under SFAS 71 is appropriate as long as: rates are established by or subject to approval by independent, third-party regulators; rates are designed to recover the specific enterprise's cost-of-service; and in view of demand for service, it is reasonable to assume that rates are set at levels that will recover costs and can be collected from customers. In applying SFAS 71, the Company must give consideration to changes in the level of demand or competition during the cost recovery period. In accordance with SFAS 71, the Company's domestic utility operations capitalize certain costs, regulatory assets, in accordance with regulatory authority whereby those costs will be expensed and recovered in future periods. Regulatory assets-net at December 31, 1996 and 1995 included the following:

                                                                 DECEMBER 31
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
                                                               MILLIONS OF US
                                                                   DOLLARS
   Deferred taxes--net....................................... $  670.6 $  687.1
   Deferred pension costs....................................    102.9    116.8
   Demand-side resource costs................................    118.8    110.0
   Unamortized net loss on reacquired debt...................     68.4     71.8
   Unrecovered Trojan Plant and regulatory study costs.......     26.8     28.4
   Various other costs.......................................     29.9     46.2
                                                              -------- --------
     Total................................................... $1,017.4 $1,060.3
                                                              ======== ========

  If the Company, at some point in the future, determines that all or a portion of the domestic utility operations no longer meet the criteria for continued application of SFAS 71, the Company would be required to adopt the provisions of SFAS 101, "Regulated Enterprises--Accounting for the Discontinuation of Application of FASB Statement No. 71." Adoption of SFAS 101 would require the Company to write off the regulatory assets and liabilities relating to those operations not meeting SFAS 71 requirements.

  The utility industry will also be impacted by the application of SFAS 121 as a result of deregulation. This accounting statement requires the recognition of impairment on long-lived assets when book values exceed expected future cash flows. Integral parts of future cash flow estimates include estimated future prices to be received, the expected future cash cost of operations, sales and load growth forecasts and the nature of any legislative cost recovery mechanisms.

  Restructuring bills are being considered in all states in which the Company provides retail service. The Company expects any legislation passed to provide an opportunity to recover costs which have been placed at risk.

                                  PACIFICORP

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


NOTE 3 SHORT-TERM DEBT AND BORROWING ARRANGEMENTS

  The Companies' short-term debt and borrowing arrangements were as follows:

                                             DECEMBER 31        FOR THE YEAR
                                           ---------------- --------------------
                                                   AVERAGE              AVERAGE
                                                   INTEREST   AVERAGE   INTEREST
                                           BALANCE RATE(A)  OUTSTANDING RATE(B)
                                           ------- -------- ----------- --------
                                                  MILLIONS OF US DOLLARS
   1996
     PacifiCorp........................... $549.3    5.6%     $424.4      5.4%
     Subsidiaries.........................  152.2    5.6       287.2      5.6
   1995
     PacifiCorp........................... $479.9    5.9%     $407.2      5.9%
     Subsidiaries.........................  541.2    6.1       180.0      6.2
   1994
     PacifiCorp........................... $433.0    6.0%     $372.8      4.5%
     Subsidiaries.........................   21.7    7.5        95.0      4.6

--------
(a) Computed by dividing the total interest on principal amounts outstanding at the end of the period by the weighted daily principal amounts outstanding.
(b) Computed by dividing the total interest expense for the period by the average daily principal amount outstanding for the period.

  At December 31, 1996, PacifiCorp's commercial paper and bank line borrowings were supported by revolving credit agreements totaling $700 million. At December 31, 1996, subsidiaries had committed bank revolving credit agreements totaling $2.1 billion.

  The Companies have the intent and ability to support short-term borrowings through various revolving credit agreements on a long-term basis. At December 31, 1996, PacifiCorp had $123 million and subsidiaries had $1.1 billion of short-term debt classified as long-term. Consolidated commitment fees were approximately $2 million in 1996 and 1995 and $3 million in 1994.

                                  PACIFICORP

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


NOTE 4 LONG-TERM DEBT

  The Company's long-term debt was as follows:

                                                               DECEMBER 31
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
                                                             MILLIONS OF US
                                                                 DOLLARS
PacifiCorp
 First mortgage and collateral trust bonds
  Maturing 1997 through 2001/5.9%-9.5% (a)................. $  946.5  $1,112.1
  Maturing 2002 through 2006/6.1%-9%.......................    601.0     519.8
  Maturing 2007 through 2011/6.6%-9.2%.....................    235.8     237.5
  Maturing 2012 through 2016/7.3%-8.8%.....................    172.9     175.6
  Maturing 2017 through 2021/8.4%-8.5%.....................     38.1      38.4
  Maturing 2022 through 2026/6.7%-8.6%.....................    441.5     341.5
 Guaranty of pollution control revenue bonds
  5.6%-5.7% due 2021 through 2023 (b)......................     71.2      71.2
  Variable rate due 2013 through 2024 (b)(c)...............    216.5     216.5
  Variable rate due 2005 through 2030 (c)..................    450.7     456.6
  Funds held by trustees...................................    (12.1)    (12.4)
 8.4%-8.6% Junior subordinated debentures due 2025 through
  2035.....................................................    175.8     175.8
 Commercial paper (c)(e)...................................    123.4     200.0
 Other.....................................................     28.1      31.3
                                                            --------  --------
 Total.....................................................  3,489.4   3,563.9
 Less current maturities...................................    203.8     176.8
                                                            --------  --------
 Total.....................................................  3,285.6   3,387.1
                                                            --------  --------
Subsidiaries
 2%-11.8% First mortgage notes and bonds maturing through
  2028.....................................................    139.3     143.2
 6.8%-10.2% Notes due through 2020.........................    291.2      59.8
 Australian bank bill borrowings (d)(e)....................    922.3     896.2
 Commercial paper and committed bank lines (c)(e)..........    185.0      75.0
 Variable rate notes due through 2007 (c)..................     35.8      42.0
 6.6%-9.4% Medium-term notes due through 2008..............    323.5     223.5
 4.5%-11% Nonrecourse debt due through 2031................    170.8     155.9
 Other.....................................................      2.1      14.8
                                                            --------  --------
 Total.....................................................  2,070.0   1,610.4
 Less current maturities...................................     31.8      29.3
                                                            --------  --------
 Total.....................................................  2,038.2   1,581.1
                                                            --------  --------
Total...................................................... $5,323.8  $4,968.2
                                                            ========  ========

--------
(a) Includes $50 million of 9.4% bonds issued to secure obligations under an equivalent 10-year yen loan. A currency swap converted the fixed rate yen liability to a floating rate U.S. dollar liability based on six-month LIBOR plus .02% (interest rate 5.9% at December 31, 1996).
(b) Secured by pledged first mortgage and collateral trust bonds generally at the same interest rates, maturity dates and redemption provisions as the secured pollution control revenue bonds.
(c) Interest rates fluctuate based on various rates, primarily on certificate of deposit rates, interbank borrowing rates, prime rates or other short-term market rates.

                                  PACIFICORP

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

NOTE 4 LONG-TERM DEBT -- (CONTINUED):

(d) Interest rates fluctuate based on Australian Bank Bill Acceptance Rates. The loan agreement requires that at least 50% of the borrowings must be hedged against variations in interest rates. Approximately $630 million was hedged at December 31, 1996 at an average rate of 7.6% and for an average life of 4.4 years.
(e) The Companies have the ability to support short-term borrowings and current debt being refinanced on a long-term basis through revolving lines of credit and, therefore, based upon management's intent, have classified $1.2 billion of short-term debt as long-term debt.

  Approximately $7 billion of the assets of the Companies secure long-term debt and capital lease obligations. First mortgage and collateral trust bonds of the Company may be issued in amounts limited by Domestic Electric Operations' property, earnings and other provisions of the mortgage indenture.

  The junior subordinated debentures are unsecured obligations of the Company and are subordinated to the Company's first mortgage bonds, pollution control revenue bonds, commercial paper, bank debt, capital lease obligations and any future senior indebtedness.

  Nonrecourse long-term notes are secured by assignment of related finance receivables, asset security interests and cash flows from operating leases. The noteholders have no additional recourse to the Companies.

  The annual maturities of long-term debt and redeemable preferred stock outstanding are $236 million, $241 million, $353 million, $1.1 billion and $622 million in 1997 through 2001, respectively.

NOTE 5 GUARANTEED PREFERRED BENEFICIAL INTERESTS IN COMPANY'S JUNIOR SUBORDINATED DEBENTURES

  On June 11, 1996, PacifiCorp Capital I, a wholly owned subsidiary trust of the Company (the "Trust"), issued, in a public offering, 8,680,000 of its 8 1/4% Company Obligated Mandatorily Redeemable Preferred Securities (the "Preferred Securities"), representing preferred undivided beneficial interests in the assets of the Trust, with a liquidation preference of $25 per Preferred Security. The sole assets of the Trust are $224 million, in aggregate principal amount, of the Company's 8 1/4% Junior Subordinated Deferrable Interest Debentures, Series C, due June 30, 2036 and certain rights under a related guarantee by the Company. The Company's guarantee of the Preferred Securities, considered together with the other obligations of the Company with respect to Preferred Securities, constitutes a full and unconditional guarantee by the Company of the Trust's obligations with respect to the Preferred Securities.

                                  PACIFICORP

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


NOTE 6 COMMON AND PREFERRED STOCK

                                             THOUSANDS OF SHARES
                                             ----------------------
                                                                       COMMON
                                              SHARES      SHARES       SHARE-
                                              COMMON    PREFERRED     HOLDERS'
                                              STOCK       STOCK        CAPITAL
                                             ---------- -----------  -----------
                                                                     MILLIONS OF
                                                                     US DOLLARS
At January 1, 1994..........................    281,021     10,532    $2,953.4
  Sales through Dividend Reinvestment and
   Stock Purchase Plan......................      2,194         --        38.0
  Sales through Employees' Stock Plans......      1,036         --        19.2
                                             ----------  ---------    --------
At December 31, 1994........................    284,251     10,532     3,010.6
  Sales through Employees' Stock Plans......         26         --          .4
  Junior subordinated debentures exchanged
   for preferred stock......................         --     (2,233)        1.9
                                             ----------  ---------    --------
At December 31, 1995........................    284,277      8,299     3,012.9
  Sales to public...........................      8,790         --       177.8
  Sales through Dividend Reinvestment and
   Stock Purchase Plan......................      2,073         --        43.2
  Redemptions and repurchases...............         --     (2,342)        2.9
                                             ----------  ---------    --------
At December 31, 1996........................    295,140      5,957    $3,236.8
                                             ==========  =========    ========

  At December 31, 1996, there were 28,905,056 authorized but unissued shares of common stock reserved for issuance under the Dividend Reinvestment and Stock Purchase Plan and the Employee Savings and Stock Ownership Plans and for sales to the public. Eligible employees under the employee plans may direct their pretax elective contributions into the purchase of the Company's common stock. The Company makes matching contributions, equal to a percentage of employee contributions, which are invested in the Company's common stock. Employee contributions eligible for matching contributions are limited to 6% of compensation.

  Generally, preferred stock is redeemable at stipulated prices plus accrued dividends, subject to certain restrictions. Upon involuntary liquidation, all preferred stock is entitled to stated value or a specified preference amount per share plus accrued dividends.

                                  PACIFICORP

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

NOTE 6 COMMON AND PREFERRED STOCK -- (CONTINUED):

PREFERRED STOCK OUTSTANDING

                                                    DECEMBER 31
                                        ---------------------------------------
                                          1996      1996      1995      1995
SERIES                                   SHARES    AMOUNT    SHARES    AMOUNT
------                                  --------  --------- --------  ---------
                                        THOUSANDS OF SHARES/MILLIONS OF US
                                                     DOLLARS
Subject to Mandatory Redemption
 No Par Serial Preferred, ($100 stated
  value)
  16,000 Shares Authorized
  $7.12...............................        30  $     3.0      440  $    44.0
   7.70...............................     1,000      100.0    1,000      100.0
   7.48...............................       750       75.0      750       75.0
                                        --------  --------- --------  ---------
    Total.............................            $   178.0           $   219.0
                                                  =========           =========
Not Subject to Mandatory Redemption
 No Par Serial Preferred ($25 stated
  value)
  $1.16...............................       193  $     4.8      193  $     4.8
   1.18...............................       420       10.5      420       10.5
   1.28...............................       381        9.5      381        9.5
   1.76...............................        --         --      394        9.8
   1.98...............................        --         --      502       12.6
   2.13...............................        --         --      666       16.7
   1.98, Series 1992..................     2,767       69.1    2,767       69.1
  Auction Rate ($100,000 stated
   value).............................        --         --        1      100.0
Serial Preferred $100 Stated Value Per
 Share,
 3,500 Shares Authorized
   4.52%..............................         2         .2        2         .2
   4.56...............................        85        8.5       85        8.5
   4.72...............................        70        7.0       70        7.0
   5.00...............................        42        4.2       42        4.2
   5.40...............................        66        6.6       66        6.6
   6.00...............................         6         .6        6         .6
   7.00...............................        18        1.8       18        1.8
   7.96...............................        --         --      135       13.5
   8.92...............................        --         --       69        6.9
   9.08...............................        --         --      165       16.5
5% Preferred, $100 Stated Value, 127
 Shares Authorized and Outstanding....       127       12.7      127       12.7
                                        --------  --------- --------  ---------
    Total.............................            $   135.5           $   311.5
                                                  =========           =========

  Mandatory redemption requirements at stated value plus accrued dividends on No Par Serial Preferred Stock are as follows: beginning in 1997, 15,000 shares of the $7.12 series are redeemable annually; the $7.70 series is redeemable in its entirety on August 15, 2001; and 37,500 shares of the $7.48 series are redeemable on each June 15 from 2002 through 2006, with all shares outstanding on June 15, 2007 redeemable on that date. If the Company is in default in its obligation to make any future redemptions on the $7.12 series or the $7.48 series, it may not pay cash dividends on common stock.

NOTE 7 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

  The Company seeks to reduce net income and cash flow exposure to changing interest and currency exchange rates and commodity price risks through the use of derivative financial instruments.

                                  PACIFICORP

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

NOTE 7 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT -- (CONTINUED):

The Company's participation in derivative transactions involves instruments that have a close correlation with its portfolio of liabilities, thereby managing its risk. Derivatives have been designed for hedging purposes and are not held or issued for speculative purposes.

  Notional Amounts and Credit Exposure of Derivatives -- The notional amounts of derivatives summarized below do not represent amounts exchanged and, therefore, are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated on the basis of the notional amounts and other terms of the derivatives, which relate to interest rates, exchange rates or other indexes.

  The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. The Company's credit policy provides that counterparties satisfy minimum credit ratings. The credit exposure of interest rate, foreign exchange and forward contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

  Interest Rate Risk Management -- The Company enters into various types of interest rate contracts in managing its interest rate risk, as indicated in the following table:

                                                                NOTIONAL AMOUNT
                                                                ---------------
                                                                  DECEMBER 31
                                                                ---------------
                                                                 1996    1995
                                                                ------- -------
                                                                MILLIONS OF US
                                                                    DOLLARS
   Interest rate swaps......................................... $ 846.4 $ 219.9
   Interest rate collars purchased.............................    52.0      --
   Interest rate futures and forwards..........................    60.0      --

  The Company uses interest rate swaps, collars, futures and forwards to adjust the characteristics of its liability portfolio from variable to fixed interest rates, allowing the Company to establish a mix of fixed or variable interest rates on its outstanding debt. Additionally, under terms of the variable rate Australian bank bill borrowings, Australian Electric Operations is required to obtain a fixed interest rate, via financial derivatives, on at least 50% of the principal outstanding.

  Under the various swap agreements, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The following table indicates the weighted-average interest rates of the swaps. Average variable rates are based on rates implied in the yield curve at December 31; these may change significantly, affecting future cash flows. Swap contracts are principally between one and fifteen years in duration.

                                                                  DECEMBER 31
                                                                  -------------
                                                                  1996    1995
                                                                  -----   -----
   Pay-fixed swaps
     Average pay rate............................................   7.7%    7.7%
     Average receive rate........................................   5.6     4.4

  Interest rate futures and forward contracts are generally used by Australian Electric Operations to mitigate variable interest rate exposure on Australian bank bill borrowings and are usually settled in cash. The futures and forwards are accounted for as hedges of the Australian bank bill borrowings. Additionally, Australian Electric Operations purchases interest rate collar agreements. The collar

                                  PACIFICORP

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

NOTE 7 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT -- (CONTINUED):

agreements entitle the Company to receive from the counterparties the amounts, if any, by which the Australian bank bill borrowings interest payments exceed 8.75% and the Company would pay the counterparties if interest payments fall below 6.5%-6.8%.

  Foreign Exchange Risk Management -- At December 31, 1996, the Company held a foreign currency exchange agreement, which provides for the exchange of $50 million for 7.4 billion yen to meet a 1997 yen-denominated obligation of an equivalent amount. In addition, at December 31, 1996, Holdings held three combined interest rate and currency swaps that terminate in 2002, with an aggregate notional amount of $291 million to hedge a portion of the exposure to fluctuations in the Australian dollar relating to its investment in Powercor.

  The interest rate portions of the three swaps, which also were designated as a hedge of Holdings' investment in Powercor, were effectively offset in 1997 by the purchase of a swap transaction with approximately the same terms. The net amount of the swaps should not have a significant impact on future net income.

  Commodity Risk Management -- The Company has utilized electricity forward contracts (referred to as "contract for differences") to hedge exposure to electricity price risk on anticipated transactions or firm commitments in its Australian Electric Operations. Under these forward contracts, the Company receives or makes payment based on a differential between a contracted price and the actual spot market of electricity. Additionally, electricity futures contracts are utilized to hedge Domestic Electric Operations' excess or shortage of net electricity for future months.

  At December 31, 1996, Australian Electric Operations had 23 forward contracts with electricity generation companies on notional quantities amounting to approximately 26.8 million MWh through December 31, 2000. The average fixed price to be paid by Australian Electric Operations was $28.75 per MWh compared to the average price of similar contracts at December 31, 1996 of $27.46.

  At December 31, 1996, Domestic Electric Operations had 67 NYMEX futures contracts to sell electricity with notional quantities amounting to approximately 49,300 MWh all expiring in 1997. The average fixed price to be received by Domestic Electric Operations was $19.33 per MWh compared to the NYMEX average spot market price of $15.78 per MWh.

  Trading Activities -- During 1996 a subsidiary of Holdings began to trade electricity related products. Such transactions involved the physical delivery of electricity and are accounted for as revenue or purchased power upon delivery and, at December 31, 1996, amounted to a net purchase position of 1,200 MWh. As additional markets for electricity-related products develop, including derivative products, the Company anticipates that this activity will expand.

NOTE 8 FAIR VALUE OF FINANCIAL INSTRUMENTS

                                        DECEMBER 31, 1996   DECEMBER 31, 1995
                                         (MILLIONS OF US     (MILLIONS OF US
                                            DOLLARS)            DOLLARS)
                                        ------------------  -----------------
                                        CARRYING    FAIR    CARRYING   FAIR
                                         AMOUNT    VALUE     AMOUNT   VALUE
                                        --------  --------  -------- --------
Long-term debt......................... $5,536.6  $5,621.5  $5,134.4 $5,370.5
Preferred securities of Trust holding
 solely PacifiCorp debentures..........    209.7     210.9        --       --
Preferred stock subject to mandatory
 redemption............................    178.0     195.8     219.0    240.3
Derivatives relating to
  Currency.............................    (21.5)    (21.5)       --     (1.4)
  Interest.............................    (10.8)    (52.5)       --    (35.4)
  Electricity futures..................       --        .2        --       --

                                  PACIFICORP

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


NOTE 8 FAIR VALUE OF FINANCIAL INSTRUMENTS -- (CONTINUED):

  The carrying value of cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings approximates fair value because of the short-term maturity of these instruments. The fair value of the finance note receivable approximates its carrying value at December 31, 1996.

  The fair value of the Company's long-term debt has been estimated by discounting projected future cash flows, using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities. Current maturities of long-term debt were included and capital lease obligations were excluded. The fair value of the Preferred Securities was based on closing market prices and the fair value of redeemable preferred stock was based on bid prices from an investment bank.

  The fair value of interest rate derivatives, currency swaps and electricity futures is the estimated amount the Company would have to pay to terminate the agreements, taking into account current interest and currency exchange rates, electricity market prices and the current creditworthiness of the agreement counterparties. It is not practicable to determine the fair value of the forward contracts held by Australian Electric Operations because of the limited number of transactions entered into for long-term forward contracts and the inactive trading in the electricity spot market.

NOTE 9 LEASES

  The Companies lease certain properties under leases with various expiration dates and renewal options. Rentals on lease renewals are subject to negotiation. Certain leases provide for options to purchase at fair market value. The Companies are also committed to pay all taxes, expenses of operation (other than depreciation) and maintenance applicable to the leased property.

  Net rent expense for the years ended December 31, 1996, 1995 and 1994 was $29 million, $50 million and $59 million, respectively.

  Future minimum lease payments under noncancellable operating leases are $20 million, $14 million, $7 million, $5 million and $4 million for 1997 through 2001, respectively.

NOTE 10 COMMITMENTS AND CONTINGENCIES

 Construction and Other

  Construction and acquisitions are estimated at $1 billion for 1997. As a part of these programs, substantial commitments have been made.

  The Company is subject to numerous environmental laws including: the Federal Clean Air Act, as enforced by the Environmental Protection Agency and various state agencies; the 1990 Clean Air Act Amendments; the Endangered Species Act as it relates to certain potentially endangered species of salmon; the Comprehensive Environmental Response, Compensation and Liability Act, relating to environmental cleanups; along with the Federal Resource Conservation and Recovery Act and the Clean Water Act relating to water quality. These laws could potentially impact future operations. For those contingencies identified at December 31, 1996, principally the Superfund sites where the Company has been or may be designated as a potentially responsible party and violations under the Clean Air Act, future costs associated with the disposition of these matters are not expected to be material to the Company's consolidated financial statements.

  The Company's mining operations are subject to reclamation and closure requirements. The Company monitors these requirements and periodically revises its cost estimates to meet existing legal

                                  PACIFICORP

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


NOTE 10 COMMITMENTS AND CONTINGENCIES -- (CONTINUED):

and regulatory requirements of the various jurisdictions in which it operates. Costs for reclamation are accrued using the units-of-production method such that estimated final mine reclamation and closure costs are fully accrued at completion of mining activities. This is consistent with industry practices and, the Company believes its reclamation obligations are adequately provided for.

  The Company and its subsidiaries are parties to various legal claims, actions and complaints, certain of which involve material amounts. Although the Company is unable to predict with certainty whether or not it will ultimately be successful in these legal proceedings or, if not, what the impact might be, management currently believes that disposition of these matters will not have a materially adverse effect on the Company's consolidated financial statements.

 Jointly Owned Plants

  At December 31, 1996, Domestic Electric Operations' participation in jointly owned plants was as follows:

                                ELECTRIC    PLANT                  CONSTRUCTION
                               OPERATIONS'   IN       ACCUMULATED    WORK IN
                                  SHARE    SERVICE    DEPRECIATION   PROGRESS
                               ----------- -------    ------------ ------------
                                          MILLIONS OF US DOLLARS
Centralia....................     47.5%    $178.1        $108.0        $4.2
Jim Bridger Units 1, 2, 3 and
 4...........................     66.7      789.7         308.1         2.2
Trojan (a)...................      2.5         --            --          --
Colstrip Units 3 and 4.......     10.0      203.4          63.2         1.1
Hunter Unit 1................     93.8      260.2         100.9          .8
Hunter Unit 2................     60.3      187.6          66.4         1.3
Wyodak.......................     80.0      303.9          96.6         1.8
Craig Station Units 1 and 2..     19.3      150.0(b)       56.9         1.1
Hayden Station Unit 1........     24.5       17.1(b)       10.6         1.1
Hayden Station Unit 2........     12.6       17.0(b)        9.9          .8
Hermiston (c)................     50.0      164.9           3.4          --

--------
(a) Plant, inventory, fuel and decommissioning costs totaling $27 million relating to the Trojan Plant, were included in regulatory assets--net at December 31, 1996.
(b) Excludes unallocated acquisition adjustments of $119 million.
(c) Additionally, the Company has contracted to purchase the remaining 50% of the output of the plant.

  Under the joint agreements, each participating utility is responsible for financing its share of construction, operating and leasing costs. Domestic Electric Operations' portion is recorded in its applicable operations, maintenance and tax accounts.

 Purchased Power

  Domestic Electric Operations manages its energy resource requirements by integrating long-term firm, short-term and spot market purchases with its own generating resources to economically dispatch the system and meet commitments for wholesale sales, including sales contracts with minimum payment requirements, and retail load growth. As part of its energy resource portfolio, Domestic Electric Operations acquires power through long-term purchases and/or exchange agreements which require minimum fixed payments of $298 million in 1997, $294 million in 1998 and 1999, $291 million in 2000 and $252 million in 2001.

                                  PACIFICORP

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


NOTE 10 COMMITMENTS AND CONTINGENCIES -- (CONTINUED):

  These contracts include agreements with the Bonneville Power Administration, the Hermiston Plant and a number of cogenerating facilities.

  Excluded from the minimum fixed annual payments above, are commitments to purchase power from several hydroelectric projects under long-term arrangements with public utility districts. These purchases are made on a "cost-of-service" basis for a stated percentage of project output and for a like percentage of project annual costs (operating expenses and debt service). These costs are included in operations expense. Domestic Electric Operations is required to pay its portion of the debt service, whether or not any power is produced. The arrangements provide for nonwithdrawable power and the majority also provide for additional power, withdrawable by the districts upon one to five years' notice. For 1996, such purchases approximated 3.5% of energy requirements.

  At December 31, 1996, Domestic Electric Operations' share of long-term arrangements with public utility districts was as follows:

   GENERATING                         YEAR CONTRACT CAPACITY PERCENTAGE  ANNUAL
   FACILITY                              EXPIRES      (KW)   OF OUTPUT  COSTS(A)
   ----------                         ------------- -------- ---------- --------
   Wanapum...........................     2009      155,444     18.7%    $ 5.0
   Priest Rapids.....................     2005      109,602     13.9       3.7
   Rocky Reach.......................     2011       64,297      5.3       2.4
   Wells.............................     2018       59,617      7.7       1.9
                                                    -------              -----
     Total...........................               388,960              $13.0
                                                    =======              =====

--------
(a) Annual costs, in millions of US dollars, include debt service of $6 million.

  The Company has a 4% interest in the Intermountain Power Project ("Project"), located in central Utah. The Company and the City of Los Angeles have agreed that the City will purchase capacity and energy from Company plants equal to the Company's 4% entitlement of the Project at a price equivalent to 4% of the expenses and debt service of the Project.

NOTE 11 INCOME TAXES

  The Company's combined federal and state effective income tax rate was 36% in 1996, 32% in 1995 and 35% in 1994. The difference between taxes calculated as if the statutory federal tax rate of 35% was applied to income before income taxes and the recorded tax expense is reconciled as follows:

                                                            FOR THE YEAR
                                                        ----------------------
                                                         1996    1995    1994
                                                        ------  ------  ------
                                                           MILLIONS OF US
                                                              DOLLARS
Computed Federal Income Taxes.......................... $276.1  $260.3  $251.2
Increase (Reduction) in Tax Resulting from
  Depreciation differences.............................   12.8     9.7     8.4
  Investment tax credits...............................  (11.0)  (12.3)  (15.5)
  Excess of tax over book stock basis..................   (1.0)  (24.4)   (1.4)
  Audit settlement.....................................     .5   (16.8)     --
  Affordable housing credits...........................  (10.6)   (8.4)   (8.2)
  Other items capitalized and miscellaneous
   differences.........................................   (5.3)    4.8      .7
                                                        ------  ------  ------
    Total..............................................  (14.6)  (47.4)  (16.0)
                                                        ------  ------  ------
Federal Income Tax.....................................  261.5   212.9   235.2
State Income Tax, Net of Federal Income Tax Benefit....   22.4    25.9    14.6
                                                        ------  ------  ------
Total Income Tax Expense............................... $283.9  $238.8  $249.8
                                                        ======  ======  ======

                                  PACIFICORP

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


NOTE 11 INCOME TAXES -- (CONTINUED):

  The provision for income taxes is summarized as follows:

                                                             FOR THE YEAR
                                                         ----------------------
                                                          1996    1995    1994
                                                         ------  ------  ------
                                                            MILLIONS OF US
                                                               DOLLARS
   Current
     Federal............................................ $207.5  $152.2  $222.7
     State..............................................   28.0    23.1    34.6
     Foreign............................................     --     1.0      --
                                                         ------  ------  ------
       Total............................................  235.5   176.3   257.3
                                                         ------  ------  ------
     Deferred
     Federal............................................   43.7    56.5    17.8
     State..............................................    7.6    17.3    (9.8)
     Foreign............................................    8.1     1.0      --
                                                         ------  ------  ------
       Total............................................   59.4    74.8     8.0
                                                         ------  ------  ------
   Investment Tax Credits...............................  (11.0)  (12.3)  (15.5)
                                                         ------  ------  ------
   Total Income Tax Expense............................. $283.9  $238.8  $249.8
                                                         ======  ======  ======

  The tax effects of significant items comprising the Company's net deferred tax liability were as follows:

                                                                DECEMBER 31
                                                             ------------------
                                                               1996      1995
                                                             --------  --------
                                                              MILLIONS OF US
                                                                  DOLLARS
   Deferred Tax Liabilities
     Property, plant and equipment.......................... $1,306.8  $1,213.1
     Regulatory assets......................................    733.6     756.8
     Other deferred liabilities.............................     30.7      52.5
   Deferred Tax Assets
     Regulatory liabilities.................................    (63.0)    (69.7)
     Book reserves not deductible for tax...................    (55.0)    (42.6)
                                                             --------  --------
   Net Deferred Tax Liability............................... $1,953.1  $1,910.1
                                                             ========  ========

  During 1995, the Company and the Internal Revenue Service (the "IRS") agreed on a settlement of all issues related to the IRS examination of the Company's federal income tax returns for the years 1983 through 1988, including matters relating to the Company's abandonment of its 10% interest in Washington Public Power Supply System Unit No. 3.

  During 1996, the Company received an examination report for 1989 and 1990 proposing adjustments that would increase income tax by $11 million. The Company filed a protest of certain proposed adjustments on July 30, 1996. The Company's 1991, 1992 and 1993 federal income tax returns are currently under examination by the IRS.

  Financial Services acquires housing projects that qualify for the low-income housing credit established as part of the Tax Reform Act of 1986 to provide an incentive for the development and preservation of privately owned affordable rental housing. Annual tax benefits scheduled to be received from these projects are expected to be $13 million, $12 million, $11 million, $7 million and $6 million for 1997 through 2001, respectively.

                                  PACIFICORP

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


NOTE 12 RETIREMENT PLANS

  The Companies have pension plans covering substantially all of their employees. Benefits under plans in the United States are generally based on the employee's years of service and average monthly pay in the 60 consecutive months of highest pay out of the last 120 months, with adjustments to reflect benefits estimated to be received from Social Security. Pension costs are funded annually by no more than the maximum amount of pension expense which can be deducted for federal income tax purposes. Unfunded prior service costs are amortized over the remaining service period of employees expected to receive benefits. At December 31, 1996, plan assets were primarily invested in common stocks, bonds and U.S. government obligations.

  All permanent employees of Powercor engaged prior to October 4, 1994 are members of Divisions B or C of the Superannuation Fund ("Fund") which provides defined benefits in the form of pensions (Division B) or lump sums (Division
C). Both defined benefit Funds are closed to new members. Division B members contribute at 6% of superannuation salary, and Division C members can contribute at 0, 3, or 6%. During 1996, contributions were made to the Fund at the rate of 9.25% for the defined benefit.

  Net pension cost is summarized as follows:

                                                            FOR THE YEAR
                                                        -----------------------
                                                         1996    1995     1994
                                                        ------  -------  ------
                                                           MILLIONS OF US
                                                               DOLLARS
   Service cost -- benefits earned..................... $ 35.5  $  24.4  $ 26.4
   Interest cost on projected benefit obligation.......   89.0     80.1    74.1
   Actual (gain) loss on plan assets...................  (79.9)  (153.5)    4.9
   Net amortization and deferral.......................    9.3    100.5   (59.7)
   Regulatory deferral (a).............................   14.2     29.4      .7
                                                        ------  -------  ------
   Net Pension Cost.................................... $ 68.1  $  80.9  $ 46.4
                                                        ======  =======  ======

--------
(a) Domestic Electric Operations has received accounting orders from its primary and certain other regulatory authorities to defer the difference between pension cost as determined in accordance with SFAS 87 and 88 and that determined for funding purposes. See Note 2.

  The funded status, net pension liability and significant assumptions are as follows:

                                                              DECEMBER 31
                                                           -------------------
                                                             1996       1995
                                                           ---------  --------
                                                             MILLIONS OF US
                                                                DOLLARS
Actuarial present value of benefit obligations
Vested benefit obligation................................. $ 1,045.5  $1,033.9
Accumulated benefit obligation............................   1,120.8   1,090.1
Projected benefit obligation..............................   1,270.7   1,262.1
Plan assets at fair value.................................   1,042.5     895.6
                                                           ---------  --------
Projected benefit obligation in excess of plan assets.....     228.2     366.5
Unrecognized prior service cost...........................     (11.9)     (9.8)
Unrecognized net loss.....................................     (65.5)   (104.0)
Unrecognized net obligation...............................      (7.5)    (89.5)
Minimum liability adjustment..............................       2.9      65.2
                                                           ---------  --------
Net Pension Liability..................................... $   146.2  $  228.4
                                                           ---------  --------
Discount rate............................................. 7.25%-7.5%     7.25%
Expected long-term rate of return on assets...............    8.5%-9%   8.5%-9%
Rate of increase in compensation levels...................    4.5%-6%     5%-6%

                                  PACIFICORP

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


NOTE 12 RETIREMENT PLANS -- (CONTINUED):

  Domestic Electric Operations offered early retirement incentive programs in 1987 and 1990. Included in the table above is the present value of all future termination benefits provided of $58 million. Domestic Electric Operations received regulatory accounting orders to defer early retirement costs as a regulatory asset to be amortized through the year 2020. See Note 2.

NOTE 13 OTHER POSTRETIREMENT BENEFITS

  Domestic Electric Operations and Telecommunications provide health care and life insurance benefits through various plans for their eligible retirees on a basis substantially similar to those who are active employees. The cost of postretirement benefits is accrued over the active service period of employees. The transition obligation represents the unrecognized prior service cost and is being amortized over a period of 20 years. For those employees retired at January 1, 1993, the Company funds postretirement benefit expense on a pay-as-you-go basis. For those employees retiring after January 1, 1993, the Company funds postretirement benefit expense through a combination of funding vehicles. The Company funded $38 million and $40 million of postretirement benefit expense during 1996 and 1995, respectively. These funds are invested in common stocks, bonds and U.S. government obligations.

  The net periodic post retirement benefit cost is summarized as follows:

                                                            FOR THE YEAR
                                                         ---------------------
                                                          1996    1995   1994
                                                         ------  ------  -----
                                                           MILLIONS OF US
                                                               DOLLARS
Service cost -- benefits earned........................  $  9.6  $  8.3  $ 9.5
Interest cost on accumulated postretirement benefit ob-
 ligation..............................................    27.8    32.6   30.7
Amortization of transition obligation..................    14.3    15.7   16.3
Regulatory deferral....................................     3.4    (4.5)  (5.2)
Net asset gain (loss) during the period deferred for
 future recognition....................................     3.7     3.7   (4.4)
Actual return on plan assets...........................   (14.5)  (10.7)    .3
                                                         ------  ------  -----
Net Periodic Postretirement Benefit Cost...............  $ 44.3  $ 45.1  $47.2
                                                         ======  ======  =====

  The accumulated postretirement benefit obligation ("APBO") was as follows:

                                                                DECEMBER 31
                                                              -----------------
                                                                1996      1995
                                                              ---------  ------
                                                               MILLIONS OF US
                                                                  DOLLARS
Retirees and dependents...................................... $   209.5  $267.7
Fully eligible active plan participants......................      22.2    23.5
Other active plan participants...............................     160.8   174.5
                                                              ---------  ------
APBO.........................................................     392.5   465.7
Plan assets at fair value....................................     166.2   117.4
                                                              ---------  ------
APBO in excess of plan assets................................     226.3   348.3
Unrecognized prior service cost..............................        .5      .6
Unrecognized transition obligation...........................    (251.0) (266.7)
Unrecognized net gain (loss).................................      48.2   (50.1)
                                                              ---------  ------
Accrued Postretirement Benefit Obligation.................... $    24.0  $ 32.1
                                                              =========  ======
Discount rate................................................       7.5%   7.25%
Estimated long-term rate of return on assets.................         9% 8.8%-9%
Initial health care cost trend rate -- under 65..............   8.8%-11%     11%
Initial health care cost trend rate -- over 65............... 8.4%-10.5%     10%
Ultimate health care cost trend rate.........................       4.5%    4.5%

                                  PACIFICORP

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


NOTE 13 OTHER POSTRETIREMENT BENEFITS -- (CONTINUED):

  The assumed health care cost trend rates gradually decrease over eight years. The health care cost trend rate assumptions have a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point would have increased the APBO as of December 31, 1996 by $29 million, and the annual net periodic postretirement benefit costs by $3 million.

NOTE 14 ACQUISITIONS AND DISPOSITIONS

  In September 1996, a consortium, known as the Hazelwood Power Partnership, purchased a 1,600 megawatt, coal-fired generating station and associated coal mine in Victoria, Australia for approximately $1.9 billion. The consortium financed the acquisition of the Hazelwood plant and mine with approximately $858 million in equity contributions from the partners and $1 billion of nonrecourse borrowings at the partnership level. Holdings, which has a 19.9% interest in the partnership, financed its $145 million portion of the equity investment and the associated $12 million advance with long-term borrowings in the United States. The other partners in the partnership are subsidiaries of National Power PLC (51.9%), Destec Energy (20%) and Commonwealth Bank Group of Australia (8.2%).

  On December 12, 1995, Holdings purchased Powercor, an electricity distributor in Australia, for approximately $1.6 billion in cash. Powercor's service territory includes a portion of suburban Melbourne and the western and central regions of the State of Victoria. Powercor currently has approximately 547,000 customers. The acquisition was accounted for as a purchase and the results of operations of Powercor have been included in the consolidated financial statements since December 12, 1995.

  On September 27, 1995, holders of a majority of the 5.3 million shares of outstanding common stock held by minority shareholders of PTI voted in favor of the merger of a wholly owned subsidiary of Holdings into PTI. Shareholders tendering shares pursuant to the merger were paid a total of $131 million, or $30 per share, and an accrued liability of $28 million was established to cover estimated amounts payable to dissenters.

  During 1995, PTI purchased certain rural telephone exchange assets in Colorado, Washington and Oregon for approximately $376 million.

  On August 7, 1995, PTI closed the sale of the stock of Alascom, Inc. ("Alascom") to AT&T Corp. ("AT&T"), in a transaction providing $366 million in proceeds. Under terms of the agreement, AT&T paid $291 million in cash for the Alascom stock and for settlement of all past cost study issues. AT&T agreed to allow PTI to retain a $75 million transition payment made by AT&T to Alascom in July 1994. AT&T made a down payment of $30 million to PTI upon signing the stock purchase agreement in October 1994. The remaining $261 million was paid when the transaction closed. The Company recognized an after-tax gain of $37 million from the sale of Alascom.

  Summarized income statement data for Alascom are as follows:

                                                       7 MONTHS
                                                    ENDED JULY 31, FOR THE YEAR
                                                         1995          1994
                                                    -------------- ------------
                                                      MILLIONS OF US DOLLARS
                                                            (UNAUDITED)
   Revenues........................................     $193.1        $343.5
   Income from operations..........................       36.9          80.7

NOTE 15 SUBSEQUENT EVENTS

  On March 4, 1997, the Utah Legislature passed a bill which creates a legislative task force to study stranded cost issues and the timing of customer choice. The bill freezes rates at January 31, 1997 levels until 60 days following the conclusion of the 1998 legislative general session. The PSC is

                                  PACIFICORP

      SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONCLUDED)

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


NOTE 15 SUBSEQUENT EVENTS -- (CONTINUED):
precluded from holding any hearings on rate changes during the freeze period. The Company has committed to reduce prices to Utah customers by $12 million annually on approximately May 1, 1997.

  On March 11, 1997, Holdings entered into an agreement to acquire TPC Corporation, a natural gas gathering, processing, storage and marketing company. The acquisition is expected to cost approximately $288 million in cash plus assumed debt of approximately $149 million.

NOTE 16 SELECTED FINANCIAL AND SEGMENT INFORMATION

                                                            FOR THE YEAR
                                                     --------------------------
                                                       1996     1995     1994
                                                     -------- -------- --------
                                                       MILLIONS OF US DOLLARS
REVENUES
  Domestic Electric Operations...................... $2,960.8 $2,616.1 $2,647.8
  Australian Electric Operations....................    658.8     25.9       --
  Telecommunications................................    521.1    640.1    696.5
  Other Operations (a)..............................    153.1    134.8    153.7
                                                     -------- -------- --------
      Total......................................... $4,293.8 $3,416.9 $3,498.0
                                                     ======== ======== ========
INCOME FROM OPERATIONS
  Domestic Electric Operations...................... $  869.8 $  800.9 $  819.3
  Australian Electric Operations....................    127.4      5.5       --
  Telecommunications................................    158.7    165.3    164.7
  Other Operations (a)..............................     89.2     84.2     38.3
                                                     -------- -------- --------
      Total......................................... $1,245.1 $1,055.9 $1,022.3
                                                     ======== ======== ========
Net Income (Loss)................................... $  504.9 $  505.0 $  468.0
EARNINGS CONTRIBUTION (LOSS) ON COMMON STOCK
  Continuing operations
    Domestic Electric Operations.................... $  341.5 $  276.4 $  339.8
    Australian Electric Operations..................     30.1       .7       --
    Telecommunications..............................     74.7    103.0     70.5
    Other Operations (a)............................     28.8     86.2     18.0
                                                     -------- -------- --------
      Total......................................... $  475.1 $  466.3 $  428.3
                                                     ======== ======== ========
IDENTIFIABLE ASSETS
  Domestic Electric Operations...................... $  9,864 $  9,599 $  9,372
  Australian Electric Operations....................    2,065    1,751       --
  Telecommunications................................    1,592    1,599    1,378
  Other Operations (a)..............................    1,114    1,066    1,096
CAPITAL SPENDING
  Domestic Electric Operations...................... $    595 $    455 $    638
  Australian Electric Operations....................      226    1,591       --
  Telecommunications................................      127      498      153
  Other Operations (a)..............................       56      175       13
DEPRECIATION AND AMORTIZATION
  Domestic Electric Operations...................... $    343 $    320 $    302
  Australian Electric Operations....................       72        3       --
  Telecommunications................................      107       86       66
  Other Operations (a)..............................        9       10       18

--------
(a) Other Operations includes the operations of PacifiCorp Financial Services, Inc., Pacific Generation Company, and several start-up-phase ventures, as well as the activities of PacifiCorp Holdings, Inc., including financing costs.

  UNAUDITED FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED 31 MARCH 1996 AND
                                      1997

                                   PACIFICORP

       CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
               (MILLIONS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                         THREE MONTHS ENDED
                                                              MARCH 31,
                                                         --------------------
                                                           1997       1996
                                                         ---------  ---------
                                                             (UNAUDITED)
REVENUES................................................ $ 1,169.8  $ 1,005.7
EXPENSES
  Operations............................................     538.5      386.7
  Maintenance...........................................      74.7       71.8
  Administrative and general............................      85.6       74.1
  Depreciation and amortization.........................     137.0      128.6
  Taxes, other than income taxes........................      32.4       32.2
                                                         ---------  ---------
    Total...............................................     868.2      693.4
                                                         ---------  ---------
INCOME FROM OPERATIONS..................................     301.6      312.3
                                                         ---------  ---------
INTEREST EXPENSE AND OTHER
  Interest expense......................................     117.0      117.6
  Interest capitalized..................................      (2.9)      (3.2)
  Other income--net.....................................      (2.5)      (6.9)
                                                         ---------  ---------
    Total...............................................     111.6      107.5
                                                         ---------  ---------
Income before income taxes..............................     190.0      204.8
Income taxes............................................      69.0       74.9
                                                         ---------  ---------
NET INCOME..............................................     121.0      129.9
RETAINED EARNINGS BEGINNING OF PERIOD...................     782.8      632.4
Cash dividends declared Preferred stock.................      (5.6)      (9.1)
Common stock per share: 1997 and 1996/$.27..............     (79.8)     (79.0)
                                                         ---------  ---------
RETAINED EARNINGS END OF PERIOD......................... $   818.4  $   674.2
                                                         =========  =========
EARNINGS ON COMMON STOCK (net income less preferred
 dividend requirement).................................. $   114.9  $   120.9
Average number of common shares outstanding
 (Thousands)............................................   295,393    286,490
EARNINGS PER COMMON SHARE............................... $     .39  $     .42


     See accompanying Notes to Condensed Consolidated Financial Statements

                                   PACIFICORP

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (MILLIONS OF US DOLLARS)

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                          --------------------
                                                            1997       1996
                                                          ---------  ---------
                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income............................................. $   121.0  $   129.9
  Adjustments to reconcile net income to net cash
   provided by operating activities
    Depreciation and amortization........................     142.2      133.6
    Deferred income taxes and investment tax credits --
      net................................................       7.4       14.2
    Other................................................       7.9       26.0
    Accounts receivable and prepayments..................     101.4        5.2
    Materials, supplies, fuel stock and inventory........        --       (3.2)
    Accounts payable and accrued liabilities.............     (70.0)      60.6
                                                          ---------  ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES................     309.9      366.3
                                                          ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Construction...........................................    (143.6)    (136.0)
  Investments in and advances to affiliated companies --
    net..................................................     (19.0)      (4.2)
  Assets acquired........................................      (4.6)      (7.5)
  Proceeds from sales of finance assets and principal
   payments..............................................      26.7       38.4
  Other..................................................      18.2        7.5
                                                          ---------  ---------
NET CASH USED IN INVESTING ACTIVITIES....................    (122.3)    (101.8)
                                                          ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Changes in short-term debt.............................       6.8     (506.0)
  Proceeds from long-term debt...........................      12.3      251.1
  Proceeds from issuance of common stock.................      10.5      183.0
  Dividends paid.........................................     (85.2)     (85.8)
  Repayments of long-term debt and capital lease
   obligations...........................................     (92.5)     (64.3)
  Redemptions of capital stock...........................      (3.0)       (.5)
  Other..................................................     (28.8)     (43.2)
                                                          ---------  ---------
NET CASH USED IN FINANCING ACTIVITIES....................    (179.9)    (265.7)
                                                          ---------  ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........       7.7       (1.2)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.........      17.8       22.2
                                                          ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD............... $    25.5  $    21.0
                                                          =========  =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid (received) during the period for Interest
   (net of amount capitalized)........................... $   193.1  $   146.9
  Income taxes...........................................      (1.3)      17.9

     See accompanying Notes to Condensed Consolidated Financial Statements

                                   PACIFICORP

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                            (MILLIONS OF US DOLLARS)

                                     ASSETS

                                                        MARCH 31,  DECEMBER 31,
                                                          1997         1996
                                                        ---------  ------------
                                                             (UNAUDITED)
CURRENT ASSETS
  Cash and cash equivalents............................ $    25.5   $    17.8
  Accounts receivable less allowance for doubtful
   accounts: 1997/$8.7 and 1996/$8.6...................     622.7       718.6
  Materials, supplies and fuel stock at average cost...     188.9       188.7
  Inventory............................................      50.4        55.2
  Other................................................      67.2        78.2
                                                        ---------   ---------
TOTAL CURRENT ASSETS...................................     954.7     1,058.5
PROPERTY, PLANT AND EQUIPMENT
  Domestic Electric Operations.........................  11,788.4    11,698.8
  Australian Electric Operations.......................   1,359.7     1,361.9
  Telecommunications...................................   1,688.0     1,670.0
  Other Operations.....................................      69.4        68.8
  Accumulated depreciation and amortization............  (4,699.6)   (4,583.8)
                                                        ---------   ---------
TOTAL PROPERTY, PLANT AND EQUIPMENT -- NET.............  10,205.9    10,215.7
OTHER ASSETS
  Investments in and advances to affiliated companies..     350.3       358.9
  Intangible assets -- net.............................     864.3       870.5
  Regulatory assets -- net.............................   1,014.5     1,017.4
  Finance note receivable..............................     214.0       214.6
  Finance assets -- net................................     425.7       425.6
  Real estate investments..............................     218.1       217.0
  Deferred charges and other...........................     257.2       256.3
                                                        ---------   ---------
TOTAL OTHER ASSETS.....................................   3,344.1     3,360.3
                                                        ---------   ---------
TOTAL ASSETS........................................... $14,504.7   $14,634.5
                                                        =========   =========


     See accompanying Notes to Condensed Consolidated Financial Statements

                                   PACIFICORP

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                            (MILLIONS OF US DOLLARS)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                         MARCH 31, DECEMBER 31,
                                                           1997        1996
                                                         --------- ------------
                                                              (UNAUDITED)
CURRENT LIABILITIES
  Long-term debt currently maturing..................... $   263.6  $   235.6
  Notes payable and commercial paper....................     708.3      701.5
  Accounts payable......................................     330.2      469.7
  Taxes, interest and dividends payable.................     381.2      303.5
  Customer deposits and other...........................     165.0      152.6
                                                         ---------  ---------
TOTAL CURRENT LIABILITIES...............................   1,848.3    1,862.9
DEFERRED CREDITS
  Income taxes..........................................   1,946.7    1,953.1
  Investment tax credits................................     146.1      148.4
  Other.................................................     729.2      758.9
                                                         ---------  ---------
Total deferred credits..................................   2,822.0    2,860.4
MINORITY INTEREST.......................................      33.0       31.9
LONG-TERM DEBT..........................................   5,205.8    5,323.8
GUARANTEED PREFERRED BENEFICIAL INTERESTS IN COMPANY'S
 JUNIOR SUBORDINATED DEBENTURES.........................     209.7      209.7
PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION.........     175.0      178.0
PREFERRED STOCK.........................................     135.5      135.5
COMMON EQUITY
  Common shareholders' capital shares authorized
   750,000,000; shares outstanding: 1997/295,638,426 and
   1996/295,139,753.....................................   3,247.6    3,236.8
  Retained earnings.....................................     818.4      782.8
  Cumulative currency translation adjustment............       9.4       12.7
                                                         ---------  ---------
TOTAL COMMON EQUITY.....................................   4,075.4    4,032.3
                                                         ---------  ---------
COMMITMENTS AND CONTINGENCIES (SEE NOTE 2)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............. $14,504.7  $14,634.5
                                                         =========  =========


     See accompanying Notes to Condensed Consolidated Financial Statements

                                  PACIFICORP

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                                MARCH 31, 1997

NOTE 1 FINANCIAL STATEMENTS

  The accompanying unaudited condensed consolidated financial statements as of March 31, 1997 and December 31, 1996 and for the periods ended March 31, 1997 and 1996, in the opinion of management, include all adjustments, constituting only normal recording of accruals, necessary for a fair presentation of financial position, results of operations and cash flows for such periods. A significant part of the business of PacifiCorp (the "Company") is of a seasonal nature; therefore, results of operations for the periods ended March 31, 1997 and 1996 are not necessarily indicative of the results for a full year. These condensed consolidated financial statements should be read in conjunction with the financial statements and related notes incorporated by reference in the Company's 1996 Annual Report on Form 10-K.

  The condensed consolidated financial statements of the Company include its integrated domestic electric utility operating divisions of Pacific Power and Utah Power and its wholly owned and majority owned subsidiaries. Major subsidiaries, all of which are wholly owned, are: PacifiCorp Holdings, Inc. ("Holdings"), which holds all of the Company's nonintegrated electric utility investments, including Powercor Australia Limited ("Powercor"), an Australian electricity distributor; Pacific Telecom, Inc. ("PTI"), a telecommunications operation, and PacifiCorp Financial Services, Inc., a financial services business. Together these businesses are referred to herein as the Companies. Significant intercompany transactions and balances have been eliminated.

  Investments in and advances to affiliated companies represent investments in unconsolidated affiliated companies carried on the equity basis, which approximates the Company's equity in their underlying net book value.

  Certain amounts from the prior period have been reclassified to conform with the 1997 method of presentation. These reclassifications had no effect on previously reported consolidated net income.

NOTE 2 CONTINGENT LIABILITIES

  The Company is subject to numerous environmental laws including: the Federal Clean Air Act, as enforced by the Environmental Protection Agency and various state agencies; the 1990 Clean Air Act Amendments; the Endangered Species Act as it relates to certain potentially endangered species of salmon; the Comprehensive Environmental Response, Compensation and Liability Act, relating to environmental cleanups; along with the Federal Resource Conservation and Recovery Act and the Clean Water Act relating to water quality. These laws could potentially impact future operations. For those contingencies identified at December 31, 1996, principally the Superfund sites where the Company has been or may be designated as a potentially responsible party and Clean Air Act matters, future costs associated with the disposition of these matters are not expected to be material to the Company's consolidated financial statements.

  The Company's mining operations are subject to reclamation and closure requirements. The Company monitors these requirements and periodically revises its cost estimates to meet existing legal and regulatory requirements of the various jurisdictions in which it operates. Costs for reclamation are accrued using the units-of-production method such that estimated final mine reclamation and closure costs are fully accrued at completion of mining activities. This is consistent with industry practices, and the Company believes that it has adequately provided for its reclamation obligations.

  The Company and its subsidiaries are parties to various legal claims, actions and complaints, certain of which involve material amounts. Although the Company is unable to predict with certainty

                                  PACIFICORP

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONCLUDED)
                                  (UNAUDITED)

                                MARCH 31, 1997

NOTE 2 CONTINGENT LIABILITIES -- (CONTINUED)

whether or not it will ultimately be successful in these legal proceedings or, if not, what the impact might be, management currently believes that disposition of these matters will not have a materially adverse effect on the Company's consolidated financial statements.

  The Company's 1991, 1992 and 1993 federal income tax returns are currently under examination by the Internal Revenue Service (the "IRS"). The Company has received an examination report for 1989 and 1990 proposing adjustments that would increase income tax by $11 million. The Company filed a protest of certain proposed adjustments on July 30, 1996 and is currently holding discussions with the Appeals Division of the IRS.

NOTE 3 NEW ACCOUNTING STANDARD

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share." SFAS 128 changes the standards for computing and presenting earnings per share ("EPS"). The statement is effective for periods ending after December 15, 1997 and requires reinstatement of all prior periods. The adoption of SFAS 128 will have no effect on the current calculation of EPS or previously reported EPS.

                                  APPENDIX V

                            ADDITIONAL INFORMATION

1. RESPONSIBILITY

  (a) The directors of PacifiCorp Acquisitions, whose names are set out in paragraph 2(a) of this Appendix V, accept responsibility for the information contained in this document other than information relating to The Energy Group, the TEG Group and the directors of The Energy Group and their immediate families. To the best of the knowledge and belief of the directors of PacifiCorp Acquisitions (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

  (b) The directors of The Energy Group, whose names are set out in paragraph 2(b) of this Appendix V, accept responsibility for the information contained in this document relating to The Energy Group, the TEG Group and the directors of The Energy Group and their immediate families. To the best of the knowledge and belief of the directors of The Energy Group (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. DIRECTORS

  (a) The directors of PacifiCorp Acquisitions are:

    Frederick W. Buckman -- Chairman
    Richard T. O'Brien -- Chief Financial Officer
    William E. Peressini -- Deputy Chief Financial Officer
    Dennis P. Steinberg
    Verl R. Topham

  (b) The directors of The Energy Group are:

    Derek C. Bonham -- Chairman
    John F. Devaney -- Chief Executive--Eastern
    Irl F. Engelhardt -- Chief Executive--Peabody
    Eric E. Anstee -- Finance Director
    Sir Christopher Harding -- Non-executive director
    Baroness Hogg -- Non-executive director
    David P. Nash -- Non-executive director
    John Neerhout, Jr. -- Non-executive director

3. STOCK EXCHANGE QUOTATIONS, MARKET PRICE DATA AND PRINCIPAL PURCHASES

  The following table shows the Closing Price for Energy Group Shares and the closing sale price on the New York Stock Exchange for Energy Group ADSs on the first dealing day of each of the four months immediately prior to the date of this document, on 9 June 1997 (the last Business Day before the commencement of the Offer period) and on 24 June 1997 (the latest practicable date prior to the publication of this document):

                                                                         ENERGY
                                                          ENERGY GROUP   GROUP
     DATE                                                SHARES (PENCE) ADSS ($)
     ----                                                -------------- --------
     3 March 1997.......................................     526.5        34
     1 April 1997.......................................     496.0       32 3/4
     1 May 1997.........................................     486.0       31 3/8
     2 June 1997........................................     544.5       35 1/4
     9 June 1997........................................     561.5       36 7/8
     24 June 1997.......................................     635.5       42 3/4

  Energy Group Shares have been listed and traded on the London Stock Exchange and Energy Group ADSs have been listed and traded on the New York Stock Exchange since 24 February 1997. The following table sets out, for the periods indicated, (i) the reported closing highest and lowest middle market quotations for Energy Group Shares on the London Stock Exchange as derived from the Daily Official List of the London Stock Exchange and (ii) the high and low closing sales prices for Energy Group ADSs on the New York Stock Exchange as obtained from the New York Stock Exchange. Each Energy Group ADS represents four Energy Group Shares. For current price information, holders of Energy Group Shares and Energy Group ADSs are urged to consult publicly available sources.

                                                      ENERGY        ENERGY
                                                   GROUP SHARES   GROUP ADSS
                                                      (PENCE)         ($)
                                                   ------------- -------------
                                                    HIGH   LOW    HIGH   LOW
                                                   ------ ------ ------ ------
     Calendar 1997
     First Quarter (24 February 1997-31 March
      1997).......................................  568.5  466.5    37  29 3/4
     Second Quarter (1 April 1997-9 June 1997)....  566.5  486.0 36 7/8 31 3/8

  In accordance with normal UK practice, PacifiCorp Acquisitions or its nominees or brokers (acting as agents for PacifiCorp Acquisitions) or a subsidiary of PacifiCorp (other than PacifiCorp Acquisitions) may make certain purchases of Energy Group Securities outside the United States during the period in which the Offer remains open for acceptance, and affiliates of Goldman Sachs International and Morgan Stanley will continue to act as market makers for Energy Group Shares on the London Stock Exchange, pursuant to relief granted by the SEC staff from Rule 10b-13 under the Exchange Act. In accordance with the terms of this relief, among other things, (i) such purchases may not be effected within the United States, (ii) information regarding such purchases must be disclosed in the United States by press release to the extent disclosure is required pursuant to the City Code, and
(iii) PacifiCorp Acquisitions and any such other persons must comply with any applicable rules of UK regulatory organisations.

4. SHAREHOLDINGS AND DEALINGS

  In this paragraph:

    "disclosure period" means the period commencing 10 June 1996 (the date 12 months prior to the announcement by The Energy Group that it was involved in talks with PacifiCorp in connection with the Offer) and ending on 23 June 1997 (the latest practicable date prior to the publication of this document);

    "relevant securities" means Energy Group Securities, including any securities convertible into, rights to subscribe for, or options (including traded options) in respect of, or derivatives referenced to, such Energy Group Securities;

    "arrangement" includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature which may be an inducement to deal or refrain from dealing; and

    "associate" means, in relation to The Energy Group, any member of the TEG Group and any associated company of any member of the TEG Group, their banks and financial and other professional advisers (including stockbrokers), including persons controlling, controlled by or under the same control as such banks or financial or other professional advisers, their directors and such directors' close relatives and related trusts and their pension funds.

(A) SHAREHOLDINGS AND DEALINGS IN PACIFICORP SECURITIES

  Neither The Energy Group nor any of the directors of The Energy Group or member of their immediate families, owns or controls or (in the case of the directors of The Energy Group and their immediate families) is directly or indirectly interested in any securities in PacifiCorp or any securities convertible into, rights to subscribe for, or options (including traded options) in respect of, or derivatives referenced to, any such securities, nor has any such person dealt for value therein during the disclosure period.

(B) SHAREHOLDINGS AND DEALINGS IN ENERGY GROUP SECURITIES

(i) PacifiCorp

  As at the close of business on 23 June 1997 (being the latest practicable date prior to the publication of this document):

  (aa) PacifiCorp Retirement Plan, a discretionary pension fund of the PacifiCorp Group under independent control, owned 47,300 Energy Group Shares;
  (bb) the following persons deemed to be acting in concert with PacifiCorp Acquisitions owned or controlled the following Energy Group Securities:

                                            NUMBER OF ENERGY   TYPE OF ENERGY
     NAME                                   GROUP SECURITIES  GROUP SECURITIES
     ----                                   ----------------  ----------------
     CIN Management........................    6,517,433     Energy Group Shares
     Goldman, Sachs & Co.
      Discretionary Customer accounts......      111,639     Energy Group Shares
     Goldman Sachs International
      Discretionary Customer accounts......        9,000     Energy Group Shares
     Goldman, Sachs & Co. .................      194,187     Energy Group ADSs

  (cc) the following dealings for value in Energy Group Securities by persons deemed to be acting in concert with PacifiCorp Acquisitions have taken place during the disclosure period:

    Energy Group Shares

                                                          NUMBER OF
                                                           ENERGY
                                 NATURE OF                  GROUP
     NAME                       TRANSACTION     DATE       SHARES      PRICE
     ----                       ----------- ------------- --------- ------------
     Goldman, Sachs & Co.......     Buy      May 14, 1997  120,700  (Pounds)5.31
     Goldman, Sachs & Co.......    Sell      May 14, 1997    5,700         $8.75
     Goldman, Sachs & Co.......    Sell      May 14, 1997  115,000         $8.85
     Goldman, Sachs & Co.......     Buy      May 16, 1997   13,700  (Pounds)5.38
     Goldman, Sachs & Co.......    Sell      May 16, 1997   13,700         $8.82
     Goldman, Sachs & Co.......     Buy      May 28, 1997    1,000         $9.21
     Goldman, Sachs & Co.......    Sell      May 28, 1997    1,000  (Pounds)5.65
     Goldman, Sachs & Co.......     Buy     June 10, 1997    2,856  (Pounds)5.63
     Goldman, Sachs & Co.......    Sell     June 10, 1997    2,856  (Pounds)5.63

                                                          NUMBER OF
                                                           ENERGY
                                NATURE OF                   GROUP
     NAME                      TRANSACTION      DATE       SHARES      PRICE
     ----                      ----------- -------------- --------- ------------
     CIN Management...........     Buy      April 1, 1997   14,745  (Pounds)4.99
     CIN Management...........     Buy      April 2, 1997  200,000  (Pounds)5.06
     CIN Management...........     Buy      April 3, 1997  100,000  (Pounds)5.00
     CIN Management...........     Buy      April 7, 1997  350,000  (Pounds)5.06
     CIN Management...........     Buy      April 8, 1997  250,000  (Pounds)5.04
     CIN Management...........     Buy      April 9, 1997  100,000  (Pounds)5.01
     CIN Management...........     Buy     April 10, 1997  100,000  (Pounds)4.90
     CIN Management...........     Buy     April 21, 1997  100,000  (Pounds)5.02
     CIN Management...........     Buy     April 28, 1997  250,000  (Pounds)4.94
     CIN Management...........     Buy        May 1, 1997   14,661  (Pounds)4.89
     CIN Management...........     Buy        May 9, 1997  250,000  (Pounds)5.23

 Energy Group ADSs

                                                         NUMBER OF
                                                          ENERGY
                               NATURE OF                   GROUP
     NAME                     TRANSACTION      DATE        ADSS        PRICE
     ----                     ----------- -------------- --------- -------------
     Goldman, Sachs & Co.....     Buy     March 26, 1997   31,100         $31.75
     Goldman, Sachs & Co.....     Buy     March 26, 1997   15,000         $31.88
     Goldman, Sachs & Co.....    Sell     March 26, 1997   16,100  (Pounds)19.62
     Goldman, Sachs & Co.....    Sell     March 26, 1997   30,000  (Pounds)19.55
     Goldman, Sachs & Co.....     Buy     March 27, 1997    1,100         $32.63
     Goldman, Sachs & Co.....     Buy     March 27, 1997   22,900         $32.75
     Goldman, Sachs & Co.....    Sell     March 27, 1997   24,000  (Pounds)20.12
     Goldman, Sachs & Co.....     Buy     March 31, 1997      600         $32.13
     Goldman, Sachs & Co.....    Sell      April 1, 1997      600         $32.75
     Goldman, Sachs & Co.....     Buy      April 3, 1997   25,000         $32.50
     Goldman, Sachs & Co.....    Sell      April 3, 1997   25,000  (Pounds)19.80
     Goldman, Sachs & Co.....     Buy      April 7, 1997      100         $32.38
     Goldman, Sachs & Co.....    Sell      April 8, 1997      100         $32.13
     Goldman, Sachs & Co.....     Buy     April 10, 1997   10,000         $31.88
     Goldman, Sachs & Co.....     Buy     April 10, 1997  102,500         $31.75
     Goldman, Sachs & Co.....    Sell     April 10, 1997   10,000  (Pounds)19.72
     Goldman, Sachs & Co.....    Sell     April 10, 1997   40,000  (Pounds)19.60
     Goldman, Sachs & Co.....    Sell     April 10, 1997   62,500  (Pounds)19.67
     Goldman, Sachs & Co.....     Buy     April 11, 1997   11,250         $31.88
     Goldman, Sachs & Co.....     Buy     April 11, 1997  120,000         $31.75
     Goldman, Sachs & Co.....    Sell     April 11, 1997   12,500  (Pounds)19.59
     Goldman, Sachs & Co.....    Sell     April 11, 1997   18,750  (Pounds)19.62
     Goldman, Sachs & Co.....    Sell     April 11, 1997   50,000  (Pounds)19.67
     Goldman, Sachs & Co.....    Sell     April 11, 1997   50,000  (Pounds)19.58
     Goldman, Sachs & Co.....     Buy     April 14, 1997   35,100         $32.13
     Goldman, Sachs & Co.....     Buy     April 14, 1997   19,800         $32.25
     Goldman, Sachs & Co.....    Sell     April 14, 1997    4,900         $32.25
     Goldman, Sachs & Co.....    Sell     April 14, 1997   25,000  (Pounds)19.88
     Goldman, Sachs & Co.....    Sell     April 14, 1997   25,000  (Pounds)19.90
     Goldman, Sachs & Co.....     Buy     April 15, 1997   25,000         $32.75
     Goldman, Sachs & Co.....    Sell     April 15, 1997   25,000  (Pounds)20.22
     Goldman, Sachs & Co.....    Sell     April 17, 1997   10,000         $32.38
     Goldman, Sachs & Co.....     Buy     April 18, 1997   12,500         $32.50
     Goldman, Sachs & Co.....    Sell     April 18, 1997   12,500  (Pounds)19.95

                                                         NUMBER OF
                                                          ENERGY
                               NATURE OF                   GROUP
     NAME                     TRANSACTION      DATE        ADSS        PRICE
     ----                     ----------- -------------- --------- -------------
     Goldman, Sachs & Co.....     Buy     April 21, 1997  10,000          $32.50
     Goldman, Sachs & Co.....     Buy     April 21, 1997  12,500          $32.25
     Goldman, Sachs & Co.....     Buy     April 21, 1997  12,500   (Pounds)20.00
     Goldman, Sachs & Co.....    Sell     April 21, 1997  12,500   (Pounds)19.92
     Goldman, Sachs & Co.....    Sell     April 21, 1997  12,500          $32.63
     Goldman, Sachs & Co.....     Buy     April 22, 1997   1,500          $32.00
     Goldman, Sachs & Co.....     Buy     April 22, 1997  16,250          $32.25
     Goldman, Sachs & Co.....    Sell     April 22, 1997  12,500   (Pounds)19.71
     Goldman, Sachs & Co.....    Sell     April 23, 1997   5,250          $31.88
     Goldman, Sachs & Co.....     Buy     April 28, 1997  20,000   (Pounds)19.40
     Goldman, Sachs & Co.....    Sell     April 28, 1997  20,000          $31.50
     Goldman, Sachs & Co.....     Buy        May 2, 1997  72,700          $31.63
     Goldman, Sachs & Co.....    Sell        May 2, 1997   5,000   (Pounds)19.62
     Goldman, Sachs & Co.....    Sell        May 2, 1997  12,700          $31.63
     Goldman, Sachs & Co.....    Sell        May 2, 1997  10,000   (Pounds)19.59
     Goldman, Sachs & Co.....    Sell        May 2, 1997  20,000   (Pounds)19.61
     Goldman, Sachs & Co.....    Sell        May 2, 1997  25,000   (Pounds)19.62
     Goldman, Sachs & Co.....     Buy        May 8, 1997  25,000          $32.88
     Goldman, Sachs & Co.....    Sell        May 8, 1997  25,000   (Pounds)20.32
     Goldman, Sachs & Co.....     Buy        May 9, 1997  34,600          $33.88
     Goldman, Sachs & Co.....     Buy        May 9, 1997  25,000          $34.00
     Goldman, Sachs & Co.....    Sell        May 9, 1997   4,000   (Pounds)20.89
     Goldman, Sachs & Co.....    Sell        May 9, 1997  25,000   (Pounds)20.91
     Goldman, Sachs & Co.....    Sell        May 9, 1997  30,000   (Pounds)20.95
     Goldman, Sachs & Co.....     Buy       May 14, 1997   5,500   (Pounds)21.33
     Goldman, Sachs & Co.....     Buy       May 14, 1997   6,000          $34.63
     Goldman, Sachs & Co.....     Buy       May 14, 1997  19,000          $34.88
     Goldman, Sachs & Co.....     Buy       May 14, 1997  44,300          $35.00
     Goldman, Sachs & Co.....    Sell       May 14, 1997   5,500          $34.63
     Goldman, Sachs & Co.....    Sell       May 14, 1997  14,500   (Pounds)21.33
     Goldman, Sachs & Co.....    Sell       May 14, 1997  25,000   (Pounds)21.25
     Goldman, Sachs & Co.....    Sell       May 14, 1997  30,000   (Pounds)21.37
     Goldman, Sachs & Co.....     Buy       May 19, 1997   4,400          $34.88
     Goldman, Sachs & Co.....     Buy       May 19, 1997  40,600          $35.00
     Goldman, Sachs & Co.....    Sell       May 19, 1997  20,000   (Pounds)21.37
     Goldman, Sachs & Co.....    Sell       May 19, 1997  25,000   (Pounds)21.38
     Goldman, Sachs & Co.....     Buy       May 22, 1997  28,700          $36.50
     Goldman, Sachs & Co.....    Sell       May 22, 1997   3,700   (Pounds)22.35
     Goldman, Sachs & Co.....    Sell       May 22, 1997   4,100   (Pounds)22.37
     Goldman, Sachs & Co.....    Sell       May 22, 1997  10,000   (Pounds)22.36
     Goldman, Sachs & Co.....    Sell       May 22, 1997  10,900   (Pounds)22.45
     Goldman, Sachs & Co.....     Buy       May 30, 1997  25,000          $35.75
     Goldman, Sachs & Co.....    Sell       May 30, 1997  25,000   (Pounds)21.82

(ii) The Energy Group

  (aa) At the close of business on 23 June 1997 (the latest practicable date prior to the publication of this document), the interests of the directors of The Energy Group and their immediate families, all of which are beneficial (unless stated otherwise), in Energy Group Securities, which have been notified to The Energy Group under sections 324 and 328 of the Companies Act or which were required to be entered in the register of directors' interests maintained under the provisions of section 325 of the Companies Act, are set out below:

                                                   CONDITIONAL     CONDITIONAL
                                                 AWARD OF ENERGY AWARD OF ENERGY
                                                  GROUP SHARES    GROUP SHARES
                                                    UNDER THE       UNDER THE
                                                  ENERGY GROUP    ENERGY GROUP
                                     ENERGY         LONG-TERM        SPECIAL
                                     GROUP       INCENTIVE PLAN  ADDITION BONUS
   DIRECTOR                          SHARES       ("LTIP")/(2)/    SCHEME/(3)/
   --------                          ------      --------------- ---------------
   Derek C. Bonham.................. 90,870          64,285          21,428
   John F. Devaney..................  5,000          50,000          16,666
   Irl F. Engelhardt................ 10,644/(1)/     48,292          16,097
   Eric E. Anstee...................  5,000          35,714          11,904
   Sir Christopher Harding.......... 20,653              --              --
   David P. Nash....................  2,000              --              --

--------
(1) Includes Energy Group Shares represented by Energy Group ADSs.
(2) Under the terms of the LTIP, certain executives are granted performance-related awards of Energy Group Shares up to a maximum market value of 75% of base salary each year. The first awards, granted in February 1997, require the achievement of a total shareholder return over the relevant performance period which is greater than the return achieved by at least half of the constituents of the FTSE 100 Index for the awards to vest. 30% of the awards will vest if The Energy Group achieves a total shareholder return greater than that achieved by 50% of the comparator group, with all the awards vesting if the total shareholder return is greater than that achieved by 80% of the comparator group over the performance period. Awards will vest proportionately if total shareholder return falls between these two points. In the event of a change of control of The Energy Group, the performance period for outstanding awards will be foreshortened to the date of the change of control.
(3) In recognition of the fact that the first awards under the LTIP were not due to vest, in the absence of special circumstances, until the expiration of a three year performance period, a special additional bonus scheme for certain executives was established. Under this arrangement, if earnings of the TEG Group increased by RPI plus 6% or more in each of the years ending 31 March 1998 and 1999, participants would be entitled to receive an award of Energy Group Shares, valued at the beginning of the respective year, equal to 25% of base salary for that year. These awards are payable in cash, rather than Energy Group Shares, following a change of control of The Energy Group.
    The Energy Group Shares conditionally awarded under each of the schemes referred to in notes (2) and (3) above were valued at 525p per share.

    (bb) In addition to the beneficial interests in Energy Group Securities set out above, the executive directors of The Energy Group are for the purposes of the Companies Act regarded as interested in the 4,100,891 Energy Group Shares held by The Energy Group Employee Benefit Trust (the "Trust"). These are technical interests in shares, and it is not expected that any of the executive directors will be entitled to receive from the Trust a greater number of shares than that to which he is entitled on exercise of options or the vesting of outstanding awards under the Energy Group Share Schemes.

                                           OPTIONS ISSUED PURSUANT TO THE ENERGY
                                                  GROUP SHARESAVE SCHEME(/1/)
                                           -------------------------------------
                                                    NUMBER OF
                                                     ENERGY   EXERCISE
                                           DATE OF    GROUP    PRICE   EXERCISE
   DIRECTOR                                 GRANT    SHARES     (P)     PERIOD
   --------                                -------- --------- -------- ---------
   Derek C. Bonham........................ 25/03/97   2,363     438    4/2002 to
                                                                          9/2002
   John F. Devaney........................ 25/03/97   3,938     438    4/2002 to
                                                                          9/2002
   Eric E. Anstee......................... 25/03/97   3,150     438    4/2002 to
                                                                          9/2002
   Eric E. Anstee......................... 25/03/97     419     465    4/2000 to
                                                                          9/2000

(1) Under the Energy Group Sharesave Scheme, options over Energy Group Shares may be granted at a price equivalent to not less than 80% of the market value of Energy Group Shares at the time when participation in the scheme is offered, and are normally exercisable three or five years after the date of grant.

  (cc) At the close of business on 23 June 1997 (being the latest practicable date prior to the publication of this document): Morgan Stanley Capital (Luxembourg) SA held 67,860 Energy Group Shares, Dean Witter Inter-Capital held 1,225,000 Energy Group Shares; Morgan Stanley Asset Management Inc. held 4 Energy Group Shares and 57,514 Energy Group ADSs; Van Kampen American Capital Inc. held 80,000 Energy Group ADSs; and person(s) whose investments are managed on a discretionary basis by Cazenove Financiere held 390 Energy Group Shares.

  (dd) The following dealings for value in Energy Group Securities by the directors of The Energy Group and members of their immediate families have taken place during the disclosure period:

                                                  NUMBER OF   TYPE OF
                                                    ENERGY     ENERGY    PRICE
                              NATURE OF             GROUP      GROUP      PER
   DIRECTOR                  TRANSACTION   DATE   SECURITIES SECURITIES SECURITY
   --------                  ----------- -------- ---------- ---------- --------
   John F. Devaney..........  Purchase   26/02/97   5,000     Ordinary      541p
   Irl F. Engelhardt........  Purchase   11/03/97   1,875         ADSs   $34.00
   Eric E. Anstee...........  Purchase   26/02/97   5,000     Ordinary      539p
   David P. Nash............  Purchase   09/04/97   2,000     Ordinary      501p

  (ee) Save as disclosed above:

  (i) neither PacifiCorp Acquisitions, nor any director of PacifiCorp Acquisitions or any member of his immediate family or his related trusts, nor any person acting in concert with PacifiCorp Acquisitions, nor any person who prior to the publication of this document committed himself to accept the Offer, owns or controls or (in the case of a director of PacifiCorp Acquisitions) is interested in any relevant securities, nor has any such person dealt for value in such securities during the disclosure period;

  (ii) neither The Energy Group, nor any director of The Energy Group or any member of his immediate family or his related trusts, owns or controls or (in the case of a director of The Energy Group) is interested in any relevant securities, nor has any such person dealt for value in such securities during the disclosure period;

  (iii) neither any subsidiary of The Energy Group, nor any pension fund of any member of the TEG Group, nor any bank, financial or other professional adviser to The Energy Group (including stockbrokers but excluding exempt market-makers), including any person controlling, controlled by or under the same control as any such bank, financial or other professional adviser nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) connected with The Energy Group owns or controls any relevant securities, nor has any such person dealt for value therein during the period commencing on 10 June 1997 (being the date of the announcement by The Energy Group that it was involved in talks with PacifiCorp in connection with the Offer) and ending on 23 June 1997 (the latest practicable date prior to the publication of this document);

  (iv) neither PacifiCorp Acquisitions nor any person acting in concert with PacifiCorp Acquisitions has any arrangement with any person in relation to relevant securities; and

  (v) neither The Energy Group nor any associate of The Energy Group has any arrangement with any person in relation to relevant securities.

5. IRREVOCABLE UNDERTAKINGS

  Certain of the directors of The Energy Group have given irrevocable undertakings to accept or procure acceptance of the Offer in respect of their personal holdings of Energy Group Securities. Details of Energy Group Securities subject to those undertakings are as follows:

     DIRECTOR                            ENERGY GROUP SHARES  ENERGY GROUP ADSS
     --------                            ------------------- -------------------
     Derek C. Bonham....................             84,000                --
     John F. Devaney....................              5,000                --
     Irl F. Engelhardt..................                --               1,550
     Eric E. Anstee.....................              5,000                --
     Sir Christopher Harding............             20,385                --
     David P. Nash......................              2,000                --

  Pursuant to the undertakings, the directors covenant, subject to their fiduciary duties as directors, (i) in the announcement of the Offer and in the offer document for the Offer, to recommend all shareholders of The Energy
Group to accept the Offer, (ii) to co-operate with The Energy Group in the production of an offer document containing the Offer and, among other things, the information required by Rules 24 and 25 of the City Code and to take responsibility for the information in the offer document relating to The
Energy Group, its directors, their close families and any related companies and trusts in the terms required or permitted by Rule 19.2 of the City Code, and (iii) not to solicit any general offer for Energy Group Shares or any other class of its shares from any third party or any proposal for a merger of The Energy Group with any other entity.

6. SERVICE AGREEMENTS OF THE DIRECTORS OF THE ENERGY GROUP AND RELATED MATTERS

  All executive directors of The Energy Group (other than Mr. Engelhardt) entered into service agreements with The Energy Group at the time of its demerger from Hanson. Mr. Engelhardt's service agreement is with Peabody
Holding. Mr. Engelhardt's contract was entered into in 1987, and was amended on 27 January 1997 with effect from 24 February 1997 in the context of the Demerger. Details of the service agreements of the directors of The Energy
Group are as follows:

     DIRECTOR                                   DATE         BASIC ANNUAL SALARY
     --------                            ------------------- -------------------
     Derek C. Bonham....................    27 January 1997    (Pounds)450,000
     John F. Devaney....................    27 January 1997    (Pounds)350,000
     Irl F. Engelhardt..................  16 September 1987    $       550,000
     Eric E. Anstee.....................    27 January 1997    (Pounds)250,000

  Each of the executive directors' service agreements (other than that of Mr Engelhardt, who is resident and works in the US) is terminable either by The Energy Group giving 52 weeks' notice or the executive director giving 26 weeks' notice, unless there is a change of control in The Energy Group within two years after 24 February 1997, in which case the period of notice required to be given by

The Energy Group increases to 104 weeks until 12 months after the date of the relevant change of control when that notice period reverts to 52 weeks. Mr Bonham's service agreement expires on his 60th birthday, those of Messrs Devaney and Anstee on their respective 63rd birthdays and that of Mr Engelhardt on his 65th birthday.

  On a change of control of The Energy Group and if (a) either The Energy Group summarily terminates the employment of any of the executive directors (other than Mr Engelhardt) (other than for cause), directly or indirectly in connection with that change of control, within 12 months or (b) any such executive director terminates his employment within 12 months of a change of control by giving The Energy Group 28 days' notice, then that director is entitled to:

  (i) payment of a sum equivalent to gross salary for a period equal to the notice period required to be given by The Energy Group;

  (ii) cash compensation in respect of contractual benefits (or, at The Energy Group's option, a continuation of those contractual benefits) for such period;

  (iii) (save in the case of Mr Bonham) cash compensation (or at The Energy Group's option, augmentation) in respect of loss of pension entitlement (including unfunded retirement benefits) for a two year period; and

  (iv) compensation for loss of expectation of annual bonuses calculated over the applicable notice period by reference to salary at that time.

  Peabody Holding may terminate Mr Engelhardt's service agreement without cause, by giving 90 days' notice. In such event, Mr Engelhardt would be entitled to:

  (i) a payment of a sum equivalent to gross salary for a 30 month period (either in a lump sum or in a semi-monthly basis at Mr Engelhardt's option);

  (ii) the provision of contractual benefits and executive perquisites for a 30 month period;

  (iii) pension entitlement for a 30 month period;

  (iv) the matching amount under the Peabody savings plans for a 30 month period; and

  (v) annual cash payments by way of compensation for loss of expectation of annual bonus, equivalent to three payments of 75 per cent. of base salary in the immediately preceding year on each 1 March in the three years following the termination date.

  In the event of termination of Mr Engelhardt's service agreement, Peabody Holding will also provide an office and executive secretarial support during the 30 month period. In lieu of providing 90 days' notice, Peabody Holding may provide compensation, pension and all other benefits for such 90 day period.

  Each of the executive directors is entitled to participate in the LTIP, the Annual Incentive Compensation Plan for Key Employees and the Energy Group Sharesave Scheme, except that Mr Engelhardt is entitled to participate in a Peabody Savings Plan and an unfunded supplemental savings plan and is not entitled to participate in the Energy Group Sharesave Scheme. Details of the directors' interests in Energy Group Securities under each of these arrangements are set out in paragraph 4(a) above. In addition, each of the executive directors is entitled to certain other benefits in kind, including the provision of a fully expensed motor car and medical insurance.

  In recognition of the fact that the first awards under the LTIP were not scheduled to vest (in the absence of a change of control) until after the expiration of the applicable three year performance period, each of the executive directors is eligible to participate in a special additional bonus scheme. Under this arrangement, if the earnings of the TEG Group increase by a factor equal to or exceeding RPI plus six per cent. in the years ending 31 March 1998 and 31 March 1999 respectively, compared to the preceding year, participants will be entitled to receive an amount of Energy Group Shares valued as at the beginning of that year equal to 25 per cent. of their base salary in respect of each such year. Details of the executive directors' interests in Energy Group Shares under this arrangement are set out in paragraph 4(b)(ii)(aa) above.

  In the event of a change of control of The Energy Group and a continuation of their service agreements until The Energy Group's accounting reference date in 1999, each of the executive directors is entitled to payment under the special additional bonus scheme referred to above in respect of each year in cash. In the event of a change of control of The Energy Group and the termination of their service agreements prior to The Energy Group's accounting reference date in 1999, each of the executive directors is entitled to payment under the special additional bonus scheme referred to above in respect of each year in cash, calculated by reference to their base salary on termination.

  Each of the executive directors is entitled to participate in an annual bonus scheme based upon the achievement of annual profit targets prescribed by the remuneration committee of The Energy Group. These targets relate to:

  (i) in the case of Messrs Bonham and Anstee, the profits of the TEG Group taken as a whole;

  (ii) in the case of Mr Devaney, 50 per cent. of the profits of the TEG Group taken as a whole and 50 per cent. of the profits of Eastern;

  (iii) in the case of Mr Engelhardt, 50 per cent. of the profits of the TEG Group taken as a whole and 50 per cent. of the profits of Peabody.

  Payments under the annual bonus scheme are capped at 50 per cent. of the base salary for each of Messrs Bonham, Anstee and Devaney and 75 per cent. of base salary in the case of Mr Engelhardt. However, each of Messrs Bonham, Anstee and Devaney may elect at the commencement of the financial year concerned to take their bonus in whole or in part on a deferred basis in Energy Group Shares in lieu of cash, and if they do so and remain in employment with the TEG Group for a further three years, they would receive, three years after the cash bonus would otherwise be payable, Energy Group Shares equal to a maximum of 66.7 per cent. of base salary (the number of such shares being calculated at the date when the cash bonus would otherwise have been paid). Any such elections cease to have effect upon a change of control of The Energy Group and payments will be made in cash.

  Save as set out in this paragraph 6, there are no service agreements between any of the directors of The Energy Group and any member of the TEG Group which have unexpired terms exceeding one year and save as aforesaid, no such service agreements have been entered into or amended since 27 January 1997 (the date on which the current arrangements were put in place).

7. OTHER INFORMATION

  (a) PacifiCorp has stated that, subject to all Conditions being satisfied, fulfilled or, where permitted, waived, it intends to invite Mr Derek Bonham and Mr John Devaney to join the board of directors of PacifiCorp. In addition, PacifiCorp intends, following the Acquisition, to form a management committee which will co-ordinate the activities of the combined group and which it will invite Mr Derek Bonham, Mr John Devaney, Mr Eric Anstee and Mr Irl Engelhardt of The Energy Group to join. Mr Frederick Buckman will remain as President and Chief Executive of PacifiCorp, Mr Richard O'Brien as Chief Financial Officer and Mr Verl Topham as Senior Vice President and General Counsel.

  PacifiCorp Acquisitions has also indicated that the existing service agreements of the executive directors of The Energy Group and all other employees of the TEG Group will be honoured. Detailed terms upon which the executive directors of The Energy Group may be invited to take up the positions within the combined group as described above have not yet been proposed by PacifiCorp or agreed by the executive directors of The Energy Group.

  Save as disclosed in this document, there is no agreement, arrangement or understanding (including any compensation arrangement) between PacifiCorp Acquisitions or any person acting in concert with it for the purposes of the Offer and any of the directors, recent directors, shareholders or recent shareholders of The Energy Group having any connection with or dependence upon, or which is conditional on, the outcome of the Offer.

  (b) No proposal exists in connection with the Offer for any payment or other benefit to be made or given by PacifiCorp Acquisitions or any person acting in concert with it for the purpose of the Offer to any director of The Energy Group as compensation for loss of office or as consideration for or in connection with his retirement from office.

  (c) There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Energy Group Securities to be acquired pursuant to the Offer will be transferred to any other person.

  (d) Goldman Sachs International, Lazard and Morgan Stanley have given and not withdrawn their respective written consents to the issue of this document with the references to their names, including, in the case of Goldman Sachs International, the reference to its valuation of the Loan Notes, in the form and context in which they appear. Goldman Sachs International, Lazard and Morgan Stanley are regulated in the United Kingdom by The Securities and Futures Authority Limited.

  (e) Save as disclosed in this document, there has been no material change in the financial or trading position of PacifiCorp since 31 December 1996 or the financial or trading position of The Energy Group since 31 March 1997.

  (f) Goldman Sachs International is satisfied that the financial resources necessary to implement the Offer in full are available to PacifiCorp Acquisitions.

8. MATERIAL CONTRACTS

  (a) In addition to the financing arrangements referred to in paragraph 10 below, the following contracts, not being contracts entered into in the ordinary course of business, have been entered into by PacifiCorp and/or PacifiCorp Acquisitions since 10 June 1995 (being two years prior to the commencement of the Offer period) and are or may be material:

  (i) an agreement, dated 16 November 1995, by and between State Electricity Commission of Victoria, as seller, The Honourable Alan Robert Stockdale, PacifiCorp Australia Holdings Pty Ltd, as buyer and asset buyer, and PacifiCorp Holdings, Inc., as guarantor, related to the sale of the ordinary shares of Powercor Australia Limited, ACN 064 651 109, an Australian electric distribution utility, to PacifiCorp Australia Holdings Pty Ltd for A$1.65 billion;

  (ii) an agreement, dated 16 November 1995, by and between Powercor Australia Limited, ACN 064 651 109, as seller, and PacifiCorp Australia Holdings Pty Ltd, ACN 068 231 005, as asset buyer, related to the sale of the assets of Powercor Australia Limited for A$1.65 billion;

  (iii) an agreement, dated 12 December 1995, by and between PacifiCorp Australia Holdings Pty Ltd, ACN 068 231 005, as seller, and Powercor Australia Limited, ACN 064 651 109, as asset buyer, related to the sale of the assets of PacifiCorp Australia Holdings Pty Ltd to Powercor Australia Limited for A$1.65 billion;

  (iv) an agreement, dated 11 June 1997, by and between PacifiCorp Holdings, Inc., Pacific Telecom, Inc. (a wholly owned subsidiary of PacifiCorp Holdings, Inc.), Century Telephone Enterprises, Inc., and Century Cellunet, Inc. (a wholly owned subsidiary of Century Telephone Enterprises, Inc.), pursuant to which Century Cellunet, Inc. has agreed to purchase from Pacific Telecom, Inc. the stock of Pacific Telecom Cellular, Inc. and of Pacific Telecom Cellular of Alaska, Inc. (collectively, the "Cellular Stock"), and Century Telephone Enterprises, Inc. has agreed to purchase the stock of Pacific Telecom, Inc. PacifiCorp Holdings, Inc. will receive $1.523 billion in cash (including the $240 million to be paid by Century Cellunet, Inc. for the Cellular Stock, which amount will be distributed to PacifiCorp Holdings, Inc. in the form of a dividend immediately prior to the closing of the sale of stock of Pacific Telecom, Inc.); and

  (v) an agreement and plan of merger dated as of 11 March 1997 by and among TPC Corporation, PacifiCorp Holdings, Inc. and Power Acquisition Company, entered into in connection with the cash tender offer by Power Acquisition Company for all the outstanding shares of capital stock of TPC Corporation at a purchase price of $13.41 per share.

  (b) The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by The Energy Group or its subsidiaries since 10 June 1995 (being two years prior to the commencement of the Offer period) and are or may be material:


  (i) an agreement dated 27 January 1997 between (1) Hanson and (2) The Energy Group (the "Demerger Agreement") pursuant to which the parties agreed the terms on which The Energy Group would be demerged from Hanson. The Demerger Agreement provided for the repayment of certain inter-company debt prior to the Demerger and contains certain provisions under which each of the parties agreed after the Demerger to transfer or assign its interest (if any) in any assets belonging to the other party for no consideration. Each of Hanson and The Energy Group also agreed that it would use all reasonable endeavours after the Demerger to obtain a full and effective release of each member of the other's group from any guarantees, indemnities, counter-indemnities and letters of comfort (if any) which the other's group may have given in respect of its group. Hanson and The Energy Group have also agreed under the terms of the Demerger Agreement to enter into various ancillary arrangements including arrangements relating to indemnification against certain tax liabilities;

  (ii) an indemnification agreement under the terms of which the TEG Group agreed to indemnify Hanson against all "TEG Liabilities" as therein defined, being, broadly, all liabilities (other than tax, which was dealt with in other documents and liabilities arising from transactions in the ordinary course of business) past, present or future of any of the businesses or assets acquired by the TEG Group pursuant to the Demerger including (except as expressly otherwise provided) any former businesses or assets of any companies within the TEG Group. Hanson likewise agrees to indemnify the TEG Group against all "Hanson Liabilities" as therein defined being, broadly, all liabilities (other than tax, which was dealt with in other documents and liabilities arising from transaction in the ordinary course of business) past, present or future of Hanson and any subsidiary past, present or future of Hanson other than the "TEG Parties" (as therein defined);

  (iii) a stock purchase agreement dated as of 24 February 1997 between (1) Peabody US Holdings Inc. ("PUSH"), (2) GFAC International Holdings Inc. ("GFAC"), (3) Hanson and (4) The Energy Group pursuant to which PUSH sold and GFAC purchased the entire issued share capital of Peabody Holding for a cash consideration of $1,637.5 million;

  (iv) an agreement dated 5 August 1996 between (1) The Energy Group, (2) Citibank International plc (as Agent), (3) Barclays Bank PLC and Midland Bank plc (as Arrangers) and (4) the Banks named therein relating to (Pounds)1,000 million revolving credit facilities for the purposes of repaying certain outstanding indebtedness to Hanson and certain of its subsidiaries and for the general corporate purposes of The Energy Group and its subsidiaries;

  (v) (aa) a deed of assignment of rents dated 28 October 1996 between Eastern Merchant Properties Limited ("EMPL"), Eastern Group Finance Limited and Barclays Bank PLC for itself and as agent for others by which for a period of five years the rights of EMPL to receive the rental income for those years in relation to the leased power station facilities at Drakelow C, High Marnham, Ironbridge, Rugeley B and West Burton were assigned for a capital payment equal to the discounted aggregate value of the rental stream (approximately (Pounds)1,097 million) and, in certain tax-related or default-related events, assignee banks have the right to sell (and at any time EMPL has the right to require the banks to sell) their participations in the rental receivables then outstanding to a buyer recommended by the Guarantors (as defined therein); and (bb) a deed of guarantee and indemnity dated 28 October 1996 by which Eastern Group plc and Eastern Generation Limited provided a guarantee and indemnities and certain undertakings and other provisions containing protections in favour of the assignee banks and their sub-participants in respect of certain claims, liabilities and losses;

  (vi) a standby facility agreement dated 28 October 1996 between Eastern Group plc and Eastern Generation Limited as guarantors, EMPL and Eastern Merchant Generation Limited ("EMGL") as obligors, The Industrial Bank of Japan, Limited ("IBJ") as arranger and as agent for the financial institutions listed therein as lenders, and such lenders, whereby the lenders have agreed to make available committed funds in the amount equal to that required under the documentation described at (v) above to be paid to the assignee banks if they sell their participations in the rents as provided therein, but subject to a maximum availability of (Pounds)1,050 million; and

  (vii) agreements relating to the securing of EMPL's obligations for the payment by it under an irrevocable payment direction deed of part of certain deferred lease premiums payable under EMPL's lease of three of the properties referred to in (v) above and the variation of the terms of a facility agreement dated 1 July 1996, as amended and restated on 8 August 1996, between EMGL, EMPL, Eastern Electricity plc, IBJ, (as arranger and as agent for the banks and participants listed therein), and such banks and participants, by the cash-collateralisation of such deferred lease premiums and accrued interest, in the aggregate amount of (Pounds)408 million, and the variation of the guarantee thereof, such agreements comprising: (i) three charges on cash dated 28 October 1996 from EMPL in favour of IBJ, The Bank of Nova Scotia and Societe Generale; and (ii) a deferred premium settlement deed dated 28 October 1996 between EMPL, EMGL, Eastern Electricity plc, IBJ for itself and as agent and arranger, and the banks and the participants named therein, containing the terms on which the irrevocable payment direction deed and the facility agreement referred to above were agreed to be varied.

9. BACKGROUND TO THE OFFER

  In January 1996, Hanson announced its intention to demerge its respective chemical, tobacco and energy interests. Beginning in the last quarter of 1996, as part of its ongoing strategic review, PHI began to focus increasingly on the possibility of a combination with or acquisition of the energy businesses of Hanson as one of the more promising of the various possible transactions it was considering. In January 1997, the PacifiCorp Group engaged Goldman, Sachs & Co. as its financial adviser with respect to evaluating any potential transaction involving the energy businesses of Hanson. Shortly thereafter, PHI, together with the legal and financial advisers and consultants to the PacifiCorp Group began its due diligence review of publicly available information with respect to The Energy Group, including a review of the Energy Group Listing Particulars. Previously, at a meeting in December 1996 between Frederick W. Buckman, President and Chief Executive Officer of PacifiCorp, and Irl F. Engelhardt, Chief Executive Officer of Peabody, who have known each other and have met from time to time since 1994, Mr Buckman expressed a general desire to pursue opportunities with Hanson. Mr Engelhardt informed
Mr Buckman that Hanson was committed to the proposed demerger of The Energy Group and had no intention of entering into discussions with any party in relation to the possible disposal of the energy businesses of Hanson.

  On 24 February 1997, Hanson demerged The Energy Group, a newly-formed public limited company incorporated under the laws of England and Wales to hold the international energy businesses of Hanson.

  On 3 April 1997, Mr. Buckman contacted Derek Bonham, Chairman of The Energy Group, suggesting that they meet to discuss items of mutual interest to their respective companies, and they agreed to meet in New York on 17 April 1997. On 9 April 1997, while touring the United States in order to introduce John F. Devaney, Chief Executive of Eastern, to a number of utility chief executive officers, Mr Devaney and Mr Engelhardt met with Mr Buckman and other senior executives of PacifiCorp, but did not have any substantive discussions relating to any proposed transaction, although the scheduled meeting with Mr. Bonham was noted.

  On 17 April 1997, a meeting was held, attended by Mr Buckman and Richard T. O'Brien, Senior Vice President and Chief Financial Officer of PacifiCorp, and Mr Bonham and Eric E. Anstee, Finance Director of The Energy Group. Mr. Buckman proposed that the companies examine ways that they might combine, including a merger or an acquisition of one party by the other, and the parties agreed to speak further at a later date.

  On 29 April 1997, Mr Buckman and Mr Bonham met again and discussed the possibility of a recommended offer by PHI for The Energy Group, but failed to agree on valuation.

  On 8 and 9 May 1997, senior executives of PHI, together with representatives of the PacifiCorp Group's financial adviser, Goldman, Sachs & Co., and The Energy Group, together with representatives of Morgan Stanley, met to discuss a possible offer for The Energy Group, again failing to reach an agreement, but narrowing the difference on price between them. The parties concluded that further discussions would be worthwhile, and PacifiCorp and The Energy Group executed a confidentiality and mutual standstill agreement on 9 May 1997. That agreement provided that PacifiCorp and The Energy Group would deal with each other exclusively for a period of 28 days, subject to the fiduciary duties of each company's directors.

  Over the course of the subsequent weeks, PHI proceeded to complete its due diligence review and to resolve with The Energy Group substantially all the outstanding issues in relation to a possible offer, other than price.

  On 6 June 1997, Mr Buckman proposed a price per share of 690 pence (without provision for a dividend). Mr Bonham agreed to put the matter to his board. On 9 June 1997, the board of directors of The Energy Group met to consider the discussions that had taken place with PacifiCorp.

  On 10 June 1997, the boards of directors of PacifiCorp and PHI met to consider making an offer for all the outstanding Energy Group Securities upon terms presented to the boards of directors by senior executives of PHI and its legal and financial advisers. Senior executives of PHI reviewed the terms of the proposed offer with the respective boards of directors and reported on the due diligence examination of the TEG Group conducted by the counsel, consultants and advisers of PHI. Subject to agreement as to the offer price and the finalisation of banking facilities, the board of directors of PacifiCorp approved a resolution supporting the making of the Offer and the board of directors of PHI approved the making of the Offer.

  On 10 June 1997, following discussion with the Panel, The Energy Group issued a press release announcing that it was in talks with PacifiCorp which might lead to a recommended cash offer for The Energy Group and that, if such an offer were to be made, it would be expected to be at a premium of about 20 per cent. to that day's Closing Price of 580 pence per Energy Group Share.

  On 11 June 1997, subject to agreement as to the offer price and the finalisation of banking facilities, the board of directors of PacifiCorp Acquisitions approved the Offer.

  On the same day, Mr O'Brien sent a letter to The Energy Group containing an offer at a price of 690 pence per Energy Group Share, plus a dividend of 5.5 pence (net) per Energy Group Share, subject to (i) the board of directors of The Energy Group unanimously recommending such offer, (ii) PacifiCorp Acquisitions finalising its banking facilities and (iii) those directors of The Energy Group who had personal holdings of Energy Group Securities irrevocably undertaking to accept such offer. Later that day, PHI was informed that the board of directors of The Energy Group, having been so advised by Lazard and Morgan Stanley, its financial advisers, had unanimously concluded that the terms of the Offer were fair and reasonable and had decided to recommend that all holders of Energy Group

Shares and Energy Group ADSs accept the Offer. In providing advice to the board of The Energy Group, Lazard and Morgan Stanley took account of the board's commercial assessment of the Offer. In addition, those directors of The Energy Group who had personal holdings of Energy Group Securities agreed to enter into irrevocable undertakings to accept the Offer in respect of those holdings of 116,385 Energy Group Shares and 1,550 Energy Group ADSs.

  Following execution of the financing arrangements described in paragraph 10 below and execution of the irrevocable undertakings referred to above, the parties issued a press release publicly announcing the Offer on 13 June 1997.

10. FINANCING ARRANGEMENTS

(A) GENERAL

  PacifiCorp Acquisitions estimates that the total amount of funds necessary to purchase pursuant to the Offer all Energy Group Securities that are outstanding, and to pay estimated fees and expenses of the Offer including the costs of any proposals made to participants in the Energy Group Share Schemes, will be approximately (Pounds)3,745 million. In addition, PacifiCorp Acquisitions estimates that additional funds of up to approximately (Pounds)787 million may be required to refinance certain debt of the TEG Group. The funds needed for these purposes will principally come from the proceeds of borrowings under four bank credit facilities described below, namely, the PacifiCorp Acquisitions Facility, the Powercoal Facility, the EnergyCo Facility and the PHI Facility (collectively, the "Facilities"). Payments of interest and principal on the Facilities will be funded partly out of income received by the PacifiCorp Group from its investment in the TEG Group and partly from sources within the PacifiCorp Group, including sales of certain assets of the PacifiCorp Group. To the extent that the loans under the Facilities are made to holding companies of PacifiCorp Acquisitions and/or to its fellow subsidiary, Powercoal, those companies will assist PacifiCorp Acquisitions in funding the Offer and in refinancing certain existing debt of the TEG Group by making available to PacifiCorp Acquisitions, directly or indirectly, the requisite part of such proceeds, net of expenses. This will be done by a combination of capital contributions to PacifiCorp Acquisitions and its intermediate holding companies, and inter-company loans directly or indirectly to PacifiCorp Acquisitions from its direct and indirect holding companies, and from Powercoal.

  Each of the Facilities contains conditions, representations and warranties, undertakings and financial covenants and events of default provisions customarily required for similar financings. Such covenants include, among other things, (i) agreements to not alter certain terms of the Offer, (ii) agreements to cause the entities (other than Lee Ranch Coal Company) holding Peabody's US coal operations (the "Peabody Subsidiaries"), as well as PacifiCorp Power Marketing, Inc. ("PPM"), to be transferred to Powercoal within 270 days of the initial borrowing under the Facilities, (iii) agreements to repay certain indebtedness of certain members of the PacifiCorp Group and the TEG Group within specified time periods, (iv) negative pledges,
(v) restrictions on sales of assets and incurrence of debt, (vi) restrictions on payments of dividends and intercompany and subordinated debt and (vii) restrictions on mergers. Such events of default include, among other things,
(a) failure to make payments under other indebtedness, (b) defaults under other indebtedness which permit acceleration of such other indebtedness and
(c) changes of control of certain members of the PacifiCorp Group. A breach of any such condition, representation, warranty, undertaking or covenant or the occurrence of an event of default may, amongst other things, result in the commitments under the relevant Facilities being terminated and/or the amounts then outstanding under the relevant Facility becoming or being declared immediately due and payable in whole or in part.

  The Facilities, other than the PacifiCorp Acquisitions Facility, provide for the borrowing of US dollars. To ensure that PacifiCorp Acquisitions will have sufficient pounds sterling available to purchase all outstanding Energy Group Securities and to satisfy other obligations denominated in pounds sterling in case of a change in the dollar/pound exchange rate, the PacifiCorp Group has entered, and will enter, into option contracts which give the PacifiCorp Group the right to purchase pounds sterling at fixed prices.

(B) PACIFICORP ACQUISITIONS FACILITY

  A facility agreement dated 13 June 1997 (the "PacifiCorp Acquisitions Facility Agreement") has been entered into by (i) PacifiCorp Services Limited, PacifiCorp Finance (UK) Limited and PacifiCorp Acquisitions as guarantors,
(ii) PacifiCorp Acquisitions as borrower, (iii) Citibank, N.A., Goldman Sachs International and J.P. Morgan Securities Ltd. as arrangers, (iv) Citibank, N.A., Goldman Sachs Credit Partners L.P. and Morgan Guaranty Trust Company of New York as original lenders, (v) Citibank International plc as facility agent and (vi) Citibank, N.A., as security agent and LC Bank, relating to a (Pounds)2,250 million term loan facility (the "PacifiCorp Acquisitions Term Loan Facility") and a (Pounds)600 million revolving credit facility (the "PacifiCorp Acquisitions Revolving Loan Facility") (together, the "PacifiCorp Acquisitions Facility"). The PacifiCorp Acquisitions Term Loan Facility is available for, inter alia, (a) acquiring the Energy Group Securities, (b) refinancing certain outstanding indebtedness of the TEG Group and (c) payment of costs incurred in connection with the Offer, provided that the amount of such facility that may be used to acquire Energy Group Securities is (Pounds)1,620 million. The PacifiCorp Acquisitions Revolving Loan Facility is available for, inter alia, (a) refinancing certain outstanding indebtedness of the TEG Group and (b) the general corporate purposes of PacifiCorp Acquisitions and its subsidiaries.

  The PacifiCorp Acquisitions Term Loan Facility consists of a two tranche sterling term loan facility. The PacifiCorp Acquisition Revolving Loan Facility consists of a multicurrency advance and letter of credit facility. The final maturity date of the PacifiCorp Acquisitions Facility is five years from the date of the PacifiCorp Acquisitions Facility Agreement. Interest is calculated by reference to the London Inter-Bank offered rate ("LIBOR"), plus an applicable margin ranging from 0.35 per cent. to 1.3 per cent. (depending on the level of gearing and the identity of the borrower) and certain mandatory liquid asset and reserve asset costs.

  A debenture (the "Debenture") dated 13 June 1997 between PacifiCorp Services Limited, PacifiCorp Finance (UK) Limited, PacifiCorp Acquisitions (the "Chargors") and Citibank, N.A. as security agent provides that borrowings under the PacifiCorp Acquisitions Facility Agreement (i) are secured by way of a charge on the shares of PacifiCorp Finance (UK) Limited and PacifiCorp Acquisitions and (ii) once members of the TEG Group are able to provide financial assistance (as discussed below under "Proposed reorganisation of coal assets"), will be guaranteed by The Energy Group, Rollalong Limited, Rollalong Hire Limited and Eastern Group PLC (the "Additional Chargors") and secured by way of a charge on the shares of their directly-held subsidiaries. The Debenture also creates a first floating charge on all the undertakings and assets of the Chargors and Additional Chargors, with certain initial exceptions.

  The PacifiCorp Acquisitions Facility Agreement also provides that, under certain circumstances, The Energy Group and its subsidiaries may become direct borrowers thereunder.

(C) POWERCOAL FACILITY

  A credit agreement dated as of 12 June 1997 (the "Powercoal Agreement") has been entered into by (i) Powercoal as borrower, (ii) Morgan Guaranty Trust Company of New York, Citibank N.A., and Goldman Sachs Credit Partners L.P. as original lenders and (iii) Morgan Guaranty Trust Company of New York as paying agent, collateral agent, issuing bank and swingline lender, relating to a $1,050 million two-tranche term loan facility (the "Powercoal Term Loan Facility") and a $575 million revolving credit facility (the "Powercoal Revolving Credit Facility") (together, the "Powercoal Facility"). The Powercoal Term Loan Facility, together with the proceeds of an equity contribution received by Powercoal from PacifiCorp Group Holdings Company ("PGHC"), is available to fund a loan (the "Powercoal/PA Loan") by Powercoal to PacifiCorp Acquisitions and to pay fees and expenses related to the Offer. The Powercoal/PA Loan will be evidenced by a loan note issued by PacifiCorp

Acquisitions in favour of Powercoal. The proceeds of the Powercoal/PA Loan will be used to finance the Offer. The Powercoal Revolving Credit Facility is available to (i) refinance certain existing indebtedness of the TEG Group and
(ii) fund the general corporate purposes of Powercoal and its subsidiaries.

  Loans incurred under the Powercoal Term Loan Facility are to be repaid in quarterly instalments over approximately 6 years in the case of borrowings under one tranche of the Powercoal Term Loan Facility ("Tranche A Loans") and 8 years, in the case of borrowings under the second tranche ("Tranche B Loans"). The final maturity date of the revolving credit facility is 12 June 2003. Interest on Tranche A Loans is calculated, at the option of Powercoal, by reference to (i) LIBOR plus an applicable margin ranging from 0.75 per cent. to 2.5 per cent., depending on the leverage ratio of Powercoal and its consolidated subsidiaries as at the end of its most recent fiscal quarter (the "Applicable Leverage Ratio") or (ii) a US dollar Base Rate (which is the greatest of an announced Prime Rate and certain customary market rates) plus an applicable margin ranging from zero to 1.5 per cent., depending on the Applicable Leverage Ratio. Interest on Tranche B Loans is calculated by reference to (i) LIBOR plus an applicable margin ranging from 2 per cent. to 3 per cent., depending on the Applicable Leverage Ratio or (ii) the Base Rate plus an applicable margin ranging from 1 per cent. to 2 per cent., depending on the Applicable Leverage Ratio.

  As a condition to the funding of the Powercoal Facility, PHI will cause to be transferred to Powercoal all of the stock of TPC Corporation ("TPC"), PHI's natural gas marketing subsidiary, as well as a portion of the proceeds of the PHI Facility. The Powercoal Facility will be secured by (i) all of the outstanding stock of Powercoal, (ii) all of the outstanding stock of TPC,
(iii) substantially all of TPC's assets and (iv) the note evidencing the Powercoal/PA Loan. Powercoal's obligations under the Powercoal Facility will be guaranteed by TPC. Additionally, following the transfer of the Peabody Subsidiaries to Powercoal as described below under "Proposed reorganisation of coal assets", the Powercoal Facility will be secured by substantially all of the assets of the Peabody Subsidiaries and each Peabody Subsidiary will guarantee Powercoal's obligations under the Powercoal Facility. Following the contemplated transfer of PPM to Powercoal, the Powercoal Facility will be secured by a pledge of PPM's stock and assets and PPM will guarantee Powercoal's obligations under the Powercoal Facility.

(D) ENERGYCO FACILITY

  A bridge loan agreement dated as of 12 June 1997 (the "Bridge Loan Agreement") has been entered into by (i) PacifiCorp EnergyCo ("EnergyCo") as borrower, (ii) PGHC as guarantor, (iii) Goldman Sachs Credit Partners L.P., Morgan Guaranty Trust Company of New York and Citibank N.A. as arrangers and lenders and (iv) Citibank N.A. as paying agent, relating to $1,575 million unsecured bridge term loans facility (the "EnergyCo Facility"). The proceeds of bridge loans under the EnergyCo Facility are to be used primarily to provide PacifiCorp Acquisitions, through certain of EnergyCo's subsidiaries, with funds to finance, in part, the Offer and fees and expenses in connection with the Offer and to provide EnergyCo with funds to pay interest on loans made under the Bridge Loan Agreement. The obligations of EnergyCo under the Bridge Loan Agreement have been guaranteed by PGHC.

  Promptly following the purchase of Energy Group Securities in the Offer, EnergyCo intends to seek to refinance the borrowings under the EnergyCo Facility with longer term financing. To the extent not previously prepaid, all borrowings under the EnergyCo Facility will be repayable on the first anniversary of initial funding (the "Closing Date") under the Bridge Loan Agreement. However, EnergyCo has an option to extend the maturity date of the bridge loans to the tenth anniversary of the Closing Date, provided certain default type events have not occurred and are not continuing on the first anniversary of the Closing Date. Interest during the one year period following the Closing Date is calculated, at the option of EnergyCo, by reference to LIBOR (plus certain reserve costs) or a US dollar "Base Rate" plus an initial applicable margin, in the case of interest calculated by reference to LIBOR, of 4 per cent. and, in the case of interest determined by reference to a US dollar "Base Rate", of 3 per cent. The EnergyCo Facility provides for incremental increases in the applicable margin to occur 180 days after first utilisation of the EnergyCo Facility and at the end of each 90 day period thereafter. If the maturity date of the bridge loans is extended, as described above, then interest on the bridge loans shall be calculated by reference to formulas set forth in the EnergyCo Facility and shall increase by 0.5 per cent. at the end of each 90 day period, subject to a specified cap.

  Upon the occurrence of a change in control of PacifiCorp, PHI or PGHC, the holders of the bridge loans have the right to require EnergyCo to prepay the bridge loans held by such holder for a price equal to 101 per cent. of the principal amount thereof plus accrued and unpaid interest thereon and any other amounts then owing to such holder under the bridge loans.

(E) PHI FACILITY

  A credit agreement dated as of 12 June 1997 (the "PHI Agreement") has been entered into by (i) PHI, (ii) Citibank N.A., Goldman Sachs Credit Partners L.P. and Morgan Guaranty Trust Company of New York, as original lenders, (iii) Citibank, N.A. as paying agent and issuing bank and (iv) Citicorp USA, Inc. as collateral agent, relating to a $1,200 million term loan facility (the "PHI Term Loan Facility") and a $85 million revolving loan facility (the "PHI Revolving Loan Facility") (together, the "PHI Facility"). The proceeds of the PHI Term Loan Facility are to be used (i) to refinance certain PHI indebtedness, (ii) to provide to PacifiCorp Acquisitions, through certain of PHI's direct and indirect subsidiaries, a portion of the funds necessary to finance the Offer, (iii) for the payment of certain fees and expenses in connection with the Offer and (iv) for general corporate purposes of PHI, and, for so long as each is a subsidiary of PHI, Pacific Telecom, Inc. ("PTI"), Pacific Generation Company ("PGC") and its subsidiaries and PPM. The proceeds of the PHI Revolving Loan Facility are to be used for the ordinary working capital needs of PHI and, for so long as each is a subsidiary of PHI, PTI, PGC and its subsidiaries, and PPM and to finance loans to PacifiCorp Financial Services, Inc. and its subsidiaries to be used by PacifiCorp Financial Services, Inc. and its subsidiaries for their ordinary working capital needs.

  To the extent not previously repaid, all borrowings under the PHI Facility are repayable on 12 June 1999. Interest is calculated at PHI's option by reference to LIBOR (plus certain reserve costs) or a US dollar "Base Rate" plus an applicable margin, in the case of interest calculated by reference to LIBOR, of 2 per cent. increasing to 2.5 per cent. on 13 December 1998 and in the case of interest calculated by reference to a US dollar "Base Rate", of 1 per cent. increasing to 1.5 per cent. on 13 December 1998. The PHI Facility will be secured by a pledge of all of the stock of PTI, PGC and PGHC, as well as a pledge of PHI's participation interest in a certain note (the "Spring Creek Note") in the principal amount of $225 million from Spring Creek Coal Company and certain other assets.

  Borrowings under the PHI Facility are required to be prepaid with the net proceeds of certain asset sales, including any sale of the stock or assets of PTI or PGC, any sale of the Spring Creek Note and under certain other circumstances. PHI has announced the proposed sale of PTI to Century Telephone Enterprises Inc. for $1,500 million plus assumption of debt and has engaged an investment bank to assist in the sale of PGC. See paragraph 1 of Appendix IV ("Nature of business of PacifiCorp Acquisitions and PacifiCorp").

  It is the Company's current intention that the PHI Facility will be repaid prior to September 1999 with the proceeds of the sales of PTI, PGC and the Spring Creek Note. To the extent that the PHI Facility is not repaid on or prior to September 1999, the Company intends to refinance the PHI Facility with a permanent facility with substantially the same structure.

(F) PROPOSED RE-ORGANISATION OF COAL OPERATIONS

  Following the purchase of Energy Group Securities in the Offer, PacifiCorp Acquisitions has agreed to procure the transfer of the Peabody Subsidiaries to Powercoal.

  The transfer of the Peabody Subsidiaries is intended primarily to segregate the Enlarged Group's coal interests from its interests in electricity generation and distribution, and, in so doing, achieve a more efficient financing and operating structure. Such transfer is required by the terms of the PacifiCorp Acquisitions Facility and the Powercoal Facility to take place within 270 days of the initial borrowing under either of those facilities. To effect the transfer, PacifiCorp Acquisitions will first acquire the Peabody Subsidiaries from another TEG Group subsidiary in exchange for an unsecured subordinated interest bearing term note in an amount equal to the then fair market value of the Peabody Subsidiaries. PacifiCorp Acquisitions will then transfer the Peabody Subsidiaries to Powercoal in exchange for the cancellation of the Powercoal/PA Loan.

  Each of the PacifiCorp Acquisitions Facility, the Powercoal Facility and the EnergyCo Facility includes a condition that PacifiCorp Acquisitions may not reduce the percentage of Energy Group Securities required to satisfy the Acceptance Condition without the consent of a majority of the lending banks in each such Facility, which consent may not be unreasonably withheld or delayed if it is shown to the reasonable satisfaction of such lenders that PacifiCorp Acquisitions will achieve acceptances sufficient to enable it to give notice under section 429 of the Companies Act (compulsory acquisition procedure) in relation to the Energy Group Securities to which the Offer relates. See paragraph 11 of this Appendix V ("Compulsory acquisition") below.

  If all Conditions are satisfied, fulfilled or, where permitted, waived and PacifiCorp Acquisitions effects the compulsory acquisition of all outstanding Energy Group Securities in accordance with the relevant procedures and time limits described in Sections 428 to 430F of the Companies Act (thereby causing The Energy Group to become a wholly-owned subsidiary of PacifiCorp Acquisitions), PacifiCorp Acquisitions will be required to procure the transfer of the Peabody Subsidiaries to Powercoal, on the basis indicated above, and to procure that certain other steps are taken which may involve the provision of financial assistance by members of the TEG Group to members of the PacifiCorp Group (subject to compliance, where necessary, with the procedures set out in sections 155 to 158 of the Companies Act (the so-called "whitewash" procedures, which are referred to in more detail below)).

  If all Conditions are satisfied, fulfilled or, where permitted, waived and PacifiCorp Acquisitions acquires or contracts to acquire, pursuant to the Offer or otherwise, Energy Group Securities giving it more than 75 per cent. of voting rights at general meetings of The Energy Group, but PacifiCorp Acquisitions is not in a position to effect the compulsory acquisition of all outstanding Energy Group Securities in accordance with the relevant procedures and time limits of the Companies Act referred to above, PacifiCorp Acquisitions intends to seek to procure the making of an application by The Energy Group to the London Stock Exchange for the Energy Group Shares to be delisted and the making of an application by The Energy Group to the New York Stock Exchange for Energy Group ADSs to be delisted. PacifiCorp Acquisitions further intends that, subject to the London Stock Exchange delisting taking place, it will procure the transfer of the Peabody Subsidiaries to Powercoal and the provision of financial assistance by members of the TEG Group, as described in the previous paragraph, subject to compliance, where necessary, with the whitewash procedures.

  In order to operate the whitewash procedures, it would be necessary to procure the passing of special resolutions of The Energy Group and, depending on the circumstances, of appropriate subsidiaries, and to satisfy certain other requirements set out in the Companies Act. Such requirements are designed to protect creditors and shareholders of the TEG Group. If PacifiCorp Acquisitions acquires Energy Group Securities giving it 75 per cent. or more of the voting rights at general meetings of The Energy Group, it will have sufficient votes to approve such special resolutions. PacifiCorp Acquisitions also expects to be able to satisfy the other statutory requirements. The Companies Act gives dissenting shareholders (constituting specified minimum numbers or proportions of shareholders) the right to apply to court for cancellation of the special resolution required by the whitewash procedures.

11. COMPULSORY ACQUISITION

  If, within four months after the date of this document, as a result of the Offer or otherwise, PacifiCorp Acquisitions acquires or contracts to acquire Energy Group Securities representing at least 90 per cent. in value of Energy Group Securities to which the Offer relates, then (a) PacifiCorp Acquisitions will be entitled and intends to effect the compulsory acquisition procedures provided for in Sections 428 to 430F of the Companies Act to compel the purchase of any outstanding Energy Group Securities on the same terms as provided in the Offer in accordance with the relevant procedures and time limits described in such Act, and (b) a holder of Energy Group Securities may require PacifiCorp Acquisitions to purchase his Energy Group Securities on the same terms as provided in the Offer in accordance with the relevant procedures and time limits described in section 430A of the Companies Act.

  If for any reason the above-mentioned compulsory acquisition procedures are not invoked, PacifiCorp Acquisitions will evaluate other alternatives to obtain the remaining Energy Group Securities not purchased pursuant to the Offer or otherwise. Such alternatives could include acquiring additional Energy Group Securities in the open market, in privately negotiated transactions, through another offer to purchase, by means of a scheme of arrangement under the Companies Act or otherwise. Any such additional acquisitions could be for a consideration greater or less than, or equal to, the consideration for Energy Group Securities under the Offer. However, under the City Code, except with the consent of the Panel, PacifiCorp Acquisitions may not acquire any Energy Group Securities on better terms than those of the Offer within six months of the termination of the Offer if PacifiCorp Acquisitions, together with any persons acting in concert with it (as defined by the City Code), holds shares carrying more than 50 per cent. of the voting rights normally exercisable at general meetings of The Energy Group.

  Holders of Energy Group Securities do not have appraisal rights as a result of the Offer. However, in the event that the compulsory acquisition procedures referred to above are available to PacifiCorp Acquisitions, holders of Energy Group Securities whose Energy Group Securities have not been purchased pursuant to the Offer will have certain rights to object under section 430C of the Companies Act.

12. CERTAIN CONSEQUENCES OF THE OFFER

(A) MARKET EFFECT

  The purchase of Energy Group Securities pursuant to the Offer will reduce the number of holders of Energy Group Securities and the number of the Energy Group Securities that might otherwise trade publicly and, depending upon the number of Energy Group Securities so purchased, could adversely affect the liquidity and market value of the remaining Energy Group Securities held by the public. In addition, Energy Group Shares will cease to be listed on the London Stock Exchange and Energy Group ADSs will cease to be listed on the New York Stock Exchange if PacifiCorp Acquisitions completes the compulsory acquisition procedures referred to in paragraph 11 above. Moreover, in the circumstances referred to in paragraph 10(f) ("Proposed re-organisation of coal operation") above, PacifiCorp Acquisitions intends to seek the delisting of the Energy Group Shares from the London Stock Exchange and intends to seek the delisting of the Energy Group ADSs from the New York Stock Exchange. If PacifiCorp Acquisitions does not seek such delistings in those circumstances, the Energy Group Securities may nevertheless no longer be eligible for continued listing on such exchanges.

(B) PUBLIC AVAILABILITY OF INFORMATION

  In the event that Energy Group Shares continue to be listed on the London Stock Exchange following the purchase of Energy Group Securities pursuant to the Offer, holders of Energy Group Shares who have not tendered their Energy Group Shares pursuant to the Offer will continue to receive the same financial and other information from The Energy Group that The Energy Group presently is required by the rules of the London Stock Exchange to send to such holders. If Energy Group Shares are no longer listed on the London Stock Exchange following the Offer, The Energy Group would no longer be required by those rules to make publicly available such financial and other information.

  Energy Group ADSs currently are registered under the Exchange Act. Registration of such Energy Group ADSs may be terminated upon application of The Energy Group to the SEC if Energy Group ADSs are neither listed on a national securities exchange nor held by 300 or more beneficial owners in the US. Termination of registration of Energy Group ADSs under the Exchange Act would substantially reduce the information required to be furnished by The Energy Group to holders of Energy Group ADSs and to the SEC and would make certain provisions of the Exchange Act, such as the requirements of Rule 13e-3 thereunder with respect to "going private" transactions, no longer applicable to The Energy Group. Furthermore, "affiliates" of The Energy Group and persons holding "restricted securities" of The Energy Group may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If, as a result of the purchase of Energy Group ADSs pursuant to the Offer and prior to completing the compulsory acquisition procedures referred to in paragraph 9 above, The Energy Group is not required to maintain registration of Energy Group ADSs under the Exchange Act, PacifiCorp Acquisitions intends to cause The Energy Group to apply for termination of such registration. If registration of Energy Group ADSs is not terminated prior to completion of the aforementioned compulsory acquisition procedures, then Energy Group ADSs will cease trading on the New York Stock Exchange and the registration of Energy Group ADSs under the Exchange Act would be terminated following completion of the aforementioned compulsory acquisition procedures.

(C) MARGIN SECURITIES

  Energy Group ADSs currently are "margin securities" under the regulations of the Board of Governors of the US Federal Reserve System, which status has the effect, among other things, of allowing US brokers to extend credit on the collateral of Energy Group ADSs for purposes of buying, carrying and trading in securities ("Purpose Loans"). Depending on factors such as the number of holders of record of Energy Group ADSs and the number and market value of publicly held Energy Group ADSs following the purchase of Energy Group Securities pursuant to the Offer, it is possible that Energy Group ADSs would no longer be eligible for listing on the New York Stock Exchange. As a result, Energy Group ADSs might no longer constitute margin securities and, therefore, could no longer be used as collateral for Purpose Loans made by US brokers.

13. LEGAL AND REGULATORY MATTERS

(A) GENERAL

  Except as set out herein and other than the requirement to comply with the Panel's requirements in relation to the City Code and with US securities laws, PacifiCorp Acquisitions is not aware of (i) any licence or regulatory permit that appears to be material to the business of the TEG Group taken as a whole, which might be adversely affected by PacifiCorp Acquisitions' acquisition of Energy Group Securities as contemplated herein, or (ii) any approval or other action by any domestic or foreign governmental, administrative or regulatory agency or authority that appears to be material to the TEG Group taken as a whole, and required for the acquisition or ownership of Energy Group Securities by PacifiCorp Acquisitions as contemplated herein. Should any such approval or other action be required, PacifiCorp Acquisitions currently contemplates that such approval or other action would be sought. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions being attached thereto or that failure to obtain any such approval or other action might not result in consequences adverse to The Energy Group's business.

(B) UK COMPETITION LAWS

  The Offer gives rise to a merger situation qualifying for investigation under section 75 of the Fair Trading Act 1973. It is therefore conditional on an announcement being made in terms reasonably satisfactory to PacifiCorp Acquisitions that it is not the intention of the Secretary of State to refer the Acquisition, or any matters arising from it, to the Monopolies and Mergers Commission. In that connection, PacifiCorp Acquisitions has submitted a merger notice to the Director General of Fair Trading and, together with The Energy Group, is in discussions with the DGES.

(C) UK ELECTRICITY REGULATION

  Eastern and its subsidiary companies hold licences issued under the Electricity Act 1989. The Offer is conditional on the DGES indicating in terms reasonably satisfactory to PacifiCorp Acquisitions that it is not his intention to seek modifications to those licences and that he will not seek undertakings or assurances from any member of the PacifiCorp Group or the TEG Group except, in either case, on terms reasonably satisfactory to PacifiCorp Acquisitions. The Offer is also conditional on the DGES indicating in terms reasonably satisfactory to PacifiCorp Acquisitions that, in connection with the Acquisition, he will seek or agree to such modifications (if any) and such other consents and/or directions (if any) as are in the reasonable opinion of PacifiCorp Acquisitions necessary or appropriate with respect to those licences.

  OFFER has invited comments on the regulatory issues raised by the Offer by a consultation paper dated 16 June 1997. This consultation paper sets out the key Electricity Act considerations that OFFER will take into account when assessing the Acquisition. These include the implications for the satisfying of all reasonable demands for electricity, the ability of the licensee to finance its authorised activities, the promotion of competition in generation and supply and the protection of customers. OFFER has invited comments by 23 June 1997. PacifiCorp Acquisitions, together with The Energy Group, will continue discussions with OFFER in order to reach agreement in relation to the matters raised which will meet regulatory objectives in relation to the Enlarged Group.

(D) US ANTITRUST LAWS

  The Offer is subject to the US HSR Act, which provides that certain acquisition transactions may not be consummated until certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC"). Pursuant to the US HSR Act, PacifiCorp expects to file a Notification and Report Form relating to the Offer with the Antitrust Division and the FTC on 1 July 1997. The waiting period under the US HSR Act applicable to the Offer will then expire at 11.59 p.m., New York City time, on 16 July 1997, unless early termination of the waiting period is granted. However, if the Antitrust Division or the FTC requests additional information or documentary material from PacifiCorp, the waiting period would expire ten calendar days after the date of substantial compliance with such request. The additional ten calendar day waiting period may be terminated sooner by the Antitrust Division or the FTC.

  The FTC and the Antitrust Division frequently scrutinise the legality under the US antitrust laws of transactions such as the proposed acquisition of Energy Group Securities by PacifiCorp Acquisitions pursuant to the Offer. At any time before or after the purchase of Energy Group Securities, the FTC or the Antitrust Division could take such action under the US antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Energy Group Securities pursuant to the Offer, or seeking divestiture of Energy Group Securities purchased by PacifiCorp Acquisitions or the divestiture of substantial assets of PacifiCorp, The Energy Group or their respective subsidiaries. Private parties may also bring legal action under the US antitrust laws in certain circumstances. There can be no assurance that a challenge to the Offer on US antitrust grounds will not be made or, if such a challenge is made, of the result.

(E) US POWER MARKETING REGULATION

  Certain subsidiaries (the "Power Subsidiaries") of Citizens Power, an indirect wholly-owned subsidiary of The Energy Group, are engaged in market-rate based electric power marketing in the US or otherwise hold public utility assets that are subject to the jurisdiction of the FERC. In a number of similar recent situations, including the recent acquisition of Citizens Power by The Energy Group, FERC has asserted that a transfer of control of a licensed power marketer requires FERC approval under section 203 of the US Federal Power Act. Accordingly, FERC could assert that any transfer of control of the Power Subsidiaries resulting from completion of the Offer requires FERC approval. However, PacifiCorp and PacifiCorp Acquisitions have indicated to The Energy Group that they do not intend to acquire control of the Power Subsidiaries. As a result, the parties plan to dispose of the Power Subsidiaries to someone other than PacifiCorp and PacifiCorp Acquisitions prior to the completion of the Offer with such sale conditional only upon the completion of the Offer and FERC approval. Application for approval of such a sale will be made to FERC as soon as practicable. If FERC approval of the sale of the Power Subsidiaries is not obtained before the Conditions are satisfied, fulfilled or, where permitted, waived voting rights with respect to all outstanding shares of common stock and other interests held by Citizens Power in such Power Subsidiaries will be held by an independent trustee in a manner that ensures that PacifiCorp will not exercise control over the Power Subsidiaries, notwithstanding the completion of the Acquisition. Accordingly, completion of the Offer will not result in a functional transfer of control of the Power Subsidiaries and PacifiCorp Acquisitions does not believe FERC approval is required as a condition to the Offer. In the event that all the Conditions are not satisfied, fulfilled or, where permitted, waived, The Energy Group is to retain the Power Subsidiaries.

(F) AUSTRALIAN FOREIGN INVESTMENT REVIEW

  The acquisition by PacifiCorp Acquisitions pursuant to the Offer of indirect ownership of Peabody Australia's coal operations is subject to the Foreign Acquisitions and Takeovers Act 1975 of Australia. Under that Act, the Treasurer of Australia has broad powers to prohibit or place conditions on the acquisition of interests in Australian business operations by foreign investors if such acquisitions are found to be contrary to the national interest. If a notification of a proposed acquisition is made to the Australian Foreign Investment Review Board, the Treasurer is precluded from taking any action with respect to the acquisition after the expiration of a 40-day review period, although this period may be extended for up to 90 additional days. PacifiCorp Acquisitions notified the Foreign Investment Review Board of the proposed acquisition on 18 June 1997.

(G) US COAL LEASING REQUIREMENTS

  Both PacifiCorp and Peabody hold coal leases on properties owned by the United States. The US Coal Leasing Act imposes limitations on the acreage that any one affiliated group can lease from the United States. Upon consummation of the Offer, the Enlarged Group's US coal lease holdings will exceed those acreage limitations. Although PacifiCorp and Peabody have not yet identified the specific leases to be relinquished or disposed of, PacifiCorp Acquisitions believes the Enlarged Group will be able to relinquish or dispose of sufficient leases to reduce its holdings below the applicable acreage limitations without materially interfering with planned operations.

(H) US STATE TAKEOVER LAWS

  A number of states of the US have adopted takeover laws and regulations which purport, in varying degrees, to be applicable to attempts to acquire securities of corporations which have substantial assets, shareholders, principal executive offices or principal places of business in such states. PacifiCorp Acquisitions believes that no such US state takeover statutes apply to the Offer and PacifiCorp Acquisitions has not attempted to comply with any such US state takeover statutes in connection with the Offer. PacifiCorp Acquisitions reserves the right to challenge the validity or applicability of any US state law allegedly applicable to the Offer and nothing in this document nor any action taken in connection herewith is intended as a waiver of that right. In the event that any US state takeover statute is asserted to be applicable to the Offer and an appropriate court does not determine that such law or regulation is not applicable to the Offer, PacifiCorp Acquisitions might be required to file certain information with, or to receive approvals from, the relevant US state authorities and might be unable to purchase Energy Group Securities pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, PacifiCorp Acquisitions may not be obliged to purchase such Energy Group Securities.

(I) LAWS OF OTHER JURISDICTIONS

  The Energy Group and certain of its subsidiaries conduct business in certain countries in addition to the UK and the US where regulatory filings or approvals may be required in connection with the Offer. Certain of such filings or approvals, if required, may not be made or obtained prior to the expiry of the Offer. There is no assurance that any such approvals would be obtained or that adverse consequences to PacifiCorp's or The Energy Group's business might not result from a failure to obtain such approvals or from conditions that might be imposed in connection therewith.

14. UNITED KINGDOM TAXATION

  THE FOLLOWING PARAGRAPHS, WHICH ARE INTENDED AS A GENERAL GUIDE ONLY, ARE BASED ON CURRENT UK LEGISLATION AND INLAND REVENUE PRACTICE. THEY SUMMARISE CERTAIN LIMITED ASPECTS OF THE UK TAXATION TREATMENT OF ACCEPTANCE OF THE OFFER AND THE LOAN NOTE ALTERNATIVE, AND THEY RELATE (EXCEPT INSOFAR AS EXPRESS REFERENCE IS MADE TO THE TREATMENT OF NON-UK RESIDENTS) ONLY TO THE POSITION OF HOLDERS OF ENERGY GROUP SHARES WHO ARE THE BENEFICIAL OWNERS OF THEIR ENERGY GROUP SHARES, WHO HOLD THEIR ENERGY GROUP SHARES AS AN INVESTMENT, AND WHO ARE RESIDENT IN THE UK FOR TAX PURPOSES. SHAREHOLDERS WHO ARE IN ANY DOUBT AS TO THEIR TAXATION POSITION OR WHO ARE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UK, SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER.

(A) TAXATION OF CHARGEABLE GAINS

  Liability to UK taxation on chargeable gains ("CGT") will depend on the particular circumstances of holders of Energy Group Shares and on the form of consideration received.

 Cash

  To the extent that a holder of Energy Group Shares receives cash under the Offer, this will constitute a disposal, or part disposal, of his Energy Group Shares for CGT purposes. Such a disposal, or part disposal, may, depending on that shareholder's individual circumstances, give rise to a liability to CGT.

 Loan Notes

  A holder of Energy Group Shares who, together with persons connected with him, holds not more than five per cent. of the issued share capital of The Energy Group, will not be treated as making a disposal to the extent he elects for and receives Loan Notes by way of consideration. In the case of a shareholder who is an individual, any gain or loss which would otherwise have arisen on a disposal of his Energy Group Shares will be "rolled over" into the Loan Notes and the Loan Notes will be treated as the same asset as his Energy Group Shares acquired at the same time and price as his Energy Group Shares. In the case of a shareholder within the charge to UK corporation tax, any gain or loss which would otherwise have arisen on a disposal of its Energy Group Shares will be calculated and "held over" until it subsequently disposes of the Loan Notes and indexation relief will not accrue on the Loan Notes.

  A holder of Energy Group Shares who, together with persons connected with him, holds more than five per cent. of the issued share capital of The Energy Group is advised that an application has been made for clearance under section 138 of the Taxation of Chargeable Gains Act 1992. Subject to the granting of this clearance, any such holder of Energy Group Shares will be treated in the manner described in the previous paragraph.

  A subsequent disposal of Loan Notes (including their redemption or repayment) may give rise to a chargeable event for CGT purposes.

 Non-UK resident holders of Energy Group Securities

  Holders of Energy Group Securities who are not resident or ordinarily resident for tax purposes in the UK may be liable for UK tax on capital gains realised on the disposal of their Energy Group Shares or Energy Group ADSs if such securities are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency or for the purposes of such branch or agency. Such holders may be subject to foreign taxation on any gain under local law.

(B) TAXATION OF LOAN NOTES--INCOME

 Withholding Tax

  Payments of interest on the Loan Notes will be made subject to the deduction of UK income tax at the lower rate (currently 20 per cent.) unless PacifiCorp Acquisitions has been directed by the Inland Revenue, in respect of a particular holding of Loan Notes, to make the payment free of deduction or subject to a reduced rate of deduction (by virtue of relief under the terms of an applicable double taxation agreement). Such a direction will only be made following an application in the appropriate manner to the relevant tax authorities by the holder of the relevant Loan Notes. Payments of interest may also be subject to withholding of US federal income tax in certain circumstances. Please refer to paragraph 15(b) below.

 Individuals

  Subject to the above, the gross amount of such interest will form part of the recipient's income for the purposes of UK income tax, credit being allowed for the tax withheld. Individuals who are taxable only at the lower or basic rate will have no further tax to pay in respect of the interest. In certain cases, holders of Loan Notes may be able to recover an amount in respect of the credit from the Inland Revenue.

  Under the "accrued income scheme" a transfer of Loan Notes may also give rise to a charge to United Kingdom income tax in respect of an amount representing interest on the Loan Notes which has accrued since the preceding interest payment date.

 Corporates

  Holders within the charge to United Kingdom corporation tax in respect of the Loan Notes will generally bring into the charge to tax as income, interest on, profits and gains arising from and fluctuations in the value of, the Loan Notes in each accounting period broadly in accordance with the accounting treatment of such holders authorised for this purpose.

(C) GENERAL

  Special tax provisions may apply to holders of Energy Group Shares who have acquired or acquire their Energy Group Shares by exercising options under the Energy Group Share Schemes, including provisions imposing a charge to income tax.

(D) STAMP DUTY AND STAMP DUTY RESERVE TAX ("SDRT")

  These comments are intended as a guide to the general position and do not relate to persons such as market makers, brokers, dealers and persons connected with depositary arrangements or clearance services, to whom special rules apply.

 Acceptance of the Offer

  No stamp duty or SDRT will be payable by holders of Energy Group Shares as a result of accepting the Offer.

 Loan Notes

  Under current Inland Revenue practice, no stamp duty or SDRT will be payable on a transfer or sale of (or an agreement to transfer or sell) Loan Notes.

15. UNITED STATES FEDERAL INCOME TAXATION

(A) UNITED STATES RESIDENTS

  The following paragraphs address certain United States federal income tax consequences applicable to holders of Energy Group Securities that are citizens or residents of the United States, United States domestic corporations or otherwise taxable as United States residents. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which (which may be retroactive) may affect the tax consequences described herein. This summary assumes that the Energy Group Securities have been held as capital assets. It does not address the tax treatment of individuals who have received Energy Group Securities in connection with employment, such as by the exercise of options granted to employees. This summary also assumes that The Energy Group is not and has never been either a passive foreign investment company or a controlled foreign corporation for US federal income tax purposes. This summary does not discuss all tax consequences that may be relevant to a holder of Energy Group Securities in the light of such holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, regulated investment companies, insurance companies, dealers in securities, exempt organisations and holders that are residents of countries other than the United States or whose functional currency is not the United States dollar.

  In general, a holder of Energy Group Securities that sells such securities pursuant to this Offer will, for United States federal income tax purposes, recognise a gain or loss equal to the difference between such holder's adjusted tax basis in the Energy Group Securities transferred and the amount of cash received in exchange therefor. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, on the date of sale, the Energy Group Securities were considered for US federal income tax purposes to have been held for more than one year. In addition, an accrual basis holder of Energy Group Securities that sells such securities pursuant to the Offer and does not elect to be treated as a cash basis taxpayer pursuant to the foreign currency exchange regulations may have a foreign currency exchange gain or loss for United States federal income tax purposes because of differences between the US dollars/pounds sterling exchange rates prevailing on the date of sale and on the date of payment. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss realised by the holder on the disposition of Energy Group Securities pursuant to the Offer.

  A holder of Energy Group Securities may be subject to US back-up federal income tax withholding with respect to the cash payment if (i) the holder fails to furnish a taxpayer identification number ("TIN") to the payer or establish an exemption from back-up withholding, (ii) the US Internal Revenue Service notifies the payer that the TIN furnished by the holder is incorrect,
(iii) there has been a notified payee underreporting with respect to interest or dividends described in section 3406(c) of the Code, or (iv) there is a failure of the holder to certify under the penalty of perjury that the holder is not subject to withholding as described in section 3406 of the Code.

  To prevent back-up withholding on any cash payment delivered pursuant to the Offer, each holder of Energy Group ADSs that accepts the Offer by means of the Letter of Transmittal and each holder of Energy Group Shares that accepts the Offer by sending the Form of Acceptance to the US Depositary must provide the US Depositary with that holder's correct taxpayer identification number and certify that the holder is not subject to US back-up federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or Form of Acceptance, or, if the holder is a non-resident alien or foreign entity for US federal income tax purposes, establish an exemption from US back-up federal income tax withholding by completing a Form W-8, Certificate of Foreign

Status, a copy of which is available, upon request, from either the US Depositary or the US Internal Revenue Service.

  In addition to gain or loss upon sale of Energy Group Securities, a holder of Energy Group Securities as of the close of business on 27 June 1997 will recognise income for US federal income tax purposes with respect to the dividend to be paid by The Energy Group on 4 July 1997. Although there is some potential uncertainty regarding the characterization of this distribution as a dividend or as additional sales proceeds, the distribution most likely will be treated as a dividend for US federal income tax purposes.

  THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS INTENDED TO BE A SUMMARY OF THE PRINCIPAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS OF THE OFFER. EACH HOLDER OF ENERGY GROUP SECURITIES SHOULD CONSULT THE HOLDER'S OWN TAX ADVISER CONCERNING THE UNITED STATES FEDERAL AND APPLICABLE STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE OFFER.

(B) UNITED STATES TAX TREATMENT OF LOAN NOTES

  For United States federal income tax purposes, PacifiCorp Acquisitions is treated as part of a US domestic corporation. To prevent United States withholding tax on interest payments on the Loan Notes, holders of Energy Group Shares that elect the Loan Note Alternative must certify that they are not US persons, on a US Internal Revenue Service Form W-8 or other statement meeting the requirements of section 871(h) of the Code. For holders of Energy Group Shares that elect the Loan Note Alternative, but that do not provide this certification that they are not US persons, the gross amount of payments of interest on Loan Notes will be subject to withholding of US federal income tax at the rate of 30 per cent., unless a US income tax treaty applies to reduce or eliminate withholding. To claim the benefit of a tax treaty, the holder must provide a properly executed Form 1001 (or its successor) before interest is paid. This form must be updated periodically.

16. FEES AND EXPENSES

   Pursuant to a letter from Goldman, Sachs & Co. dated 26 March 1997 and addressed to PacifiCorp (the "Engagement Letter"), Goldman, Sachs & Co. is acting as financial adviser to PacifiCorp in connection with the Offer. Pursuant to the terms of the Engagement Letter, Goldman, Sachs & Co. will receive $13,320,000 as compensation for its services as financial adviser to PacifiCorp together with reimbursement for its reasonable out of pocket expenses, assuming that PacifiCorp acquires at least 50 per cent. of the Energy Group Securities or 50 per cent. of the assets of The Energy Group. In addition, PacifiCorp has agreed to indemnify Goldman, Sachs & Co. and its affiliates including Goldman Sachs International and certain others against, inter alia, certain losses and expenses arising out of the engagement or performance by Goldman, Sachs & Co. of its duties to advise and assist PacifiCorp in connection with the Offer, including liabilities under the US federal securities laws.

  Goldman, Sachs & Co. and its affiliates will be acting in various capacities in connection with the Offer and the transactions contemplated thereby, including acting as (i) arranger in connection with the bank facilities described in paragraph 10 of this Appendix V, and (ii) financial adviser in connection with certain asset divestitures by PacifiCorp and its affiliates. Goldman, Sachs & Co. and its affiliates will assist PacifiCorp in executing certain foreign currency hedging transactions relating to the Offer and the transactions contemplated thereby and may assist PacifiCorp and its affiliates in executing certain interest rate hedging transactions also relating to the Offer and the transactions contemplated thereby. Pursuant to the terms of the Engagement Letter, PacifiCorp shall offer Goldman, Sachs & Co. the right to act, and Goldman, Sachs & Co. may act, as (i) lead manager or lead placement agent on any public or private offerings of debt securities relating to the Offer and the transactions contemplated thereby which are rated less than investment grade and occur within one year of the consummation of the Offer, and (ii) lead manager or lead placement agent in any public or private offerings of common equity by PacifiCorp occurring within one year after the Offer and the transactions contemplated thereby. In connection with the foregoing, if Goldman, Sachs & Co. agrees to act in such capacity, it will enter into an appropriate form of underwriting, placement agency, engagement or other agreement relating to the type of transaction involved and containing customary terms and conditions, including customary fee provisions and provisions relating to indemnity.

  Pursuant to a letter dated 30 June 1997 (the "US Dealer Manager Agreement"), PacifiCorp Acquisitions and PHI have retained Goldman, Sachs & Co., as US Dealer Manager for the Offer in the United States to perform those services in connection with the Offer as are customarily performed in the United States by investment banking concerns acting as dealer manager in connection with offers of a like nature. Goldman, Sachs & Co. will not receive additional compensation for acting in this capacity. Under the terms of the US Dealer Manager Agreement, PHI has agreed to indemnify Goldman, Sachs & Co. and certain other persons against certain liabilities and expenses which may be incurred in connection with the Offer including liabilities under the US federal securities laws.

  PacifiCorp Acquisitions has retained Independent Registrars Group Limited as the UK Receiving Agent, Continental Stock Transfer & Trust Company as the US Depositary, and Shareholder Communications Corporation as the Information Agent. PacifiCorp Acquisitions will pay the UK Receiving Agent, the US Depositary and the Information Agent reasonable and customary compensation for their services in connection with the Offer, together with reimbursement of out of pocket expenses. PacifiCorp will indemnify the US Depositary and the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the US federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by PacifiCorp for customary mailing and handling expenses incurred by them in forwarding material to their customers.

  PacifiCorp and PacifiCorp Acquisitions will not pay any fees or commissions to any broker or dealer or any other person for soliciting acceptances of the Offer (other than to Goldman Sachs International, Goldman, Sachs & Co., and the Information Agent, as described above).

  Lazard and Morgan Stanley are acting as The Energy Group's financial advisers in connection with the Offer. Pursuant to a letter agreement dated 5 June 1997 between The Energy Group and Lazard, The Energy Group undertook to make an initial payment to Lazard of (Pounds)1.5 million upon announcement of the Offer and agreed to pay an additional fee of (Pounds)4.3 million upon the Offer becoming wholly unconditional. Pursuant to a letter agreement dated 27 May 1997 between The Energy Group and Morgan Stanley, The Energy Group agreed to make an initial payment to Morgan Stanley of (Pounds)3.4 million if the Offer was announced and agreed to pay an additional fee of (Pounds)6.8 million upon the Offer becoming wholly unconditional. Each letter agreement further provides that The Energy Group will reimburse Lazard and Morgan Stanley for their respective out-of-pocket expenses, and indemnify Lazard and Morgan Stanley, respectively, against certain expenses and liabilities in connection with their engagement.

17. SOURCES OF INFORMATION AND BASES OF CALCULATION

  (a) The value of the fully diluted share capital of The Energy Group is based upon 520,857,817 Energy Group Shares in issue on 12 June 1997 and 9,495,553 Energy Group Shares which could fall to be issued on exercise in full of options and vesting of all outstanding awards granted under the Energy Group Share Schemes.

  (b) The pro forma financial information in respect of The Energy Group for the year ended 31 March 1996 is taken from the pro forma profit and loss accounts set out in The Energy Group's statement of results for the six months ended 31 March 1997.

18. DOCUMENTS AVAILABLE FOR INSPECTION

  Copies of the documents listed below may be inspected at the offices of Linklaters & Paines, Barrington House, 59-67 Gresham Street, London EC2V 7JA (such address also being the registered office of PacifiCorp Acquisitions) during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) whilst the Offer remains open for acceptance:

  (a) the Memorandum and Articles of Association of PacifiCorp Acquisitions;

  (b) the Memorandum and Articles of Association of The Energy Group;

  (c) the audited financial statements of PacifiCorp for the three years ended 31 December, 1996, together with the notes thereto;

  (d) the Energy Group Listing Particulars and the statement of The Energy Group's results for the six months ended 31 March 1997;

  (e) the irrevocable undertakings referred to in paragraph 5 above;

  (f) the service agreements referred to in paragraph 6 above;

  (g) the consents referred to in paragraph 7(d) above;

  (h) the material contracts referred to in paragraph 8 above;

  (i) documentation relating to the financing arrangements detailed in paragraph 10 above; and

  (j) the loan note instrument in substantially final form.

                                  APPENDIX VI

                                  DEFINITIONS

  The following definitions apply throughout this document, unless the context otherwise requires:

 "Acceptance Condition"................ the Condition as to acceptances set out in paragraph (a) of Part A of
                                        Appendix I
 "Acceptance Form"..................... the Form of Acceptance and, with respect to holders of Energy Group
                                        ADSs only, the Letter of Transmittal
                                        and Notice of Guaranteed Delivery
                                        accompanying this document
 "Acquisition"......................... the proposed acquisition of The Energy
                                        Group pursuant to the Offer
 "Board" or "Directors"................ the directors of PacifiCorp
                                        Acquisitions
 "Book-Entry Confirmation"............. the confirmation of a book-entry transfer of Energy Group ADSs into the
                                        US Depositary's account at a Book-
                                        Entry Transfer Facility
 "Book-Entry Transfer Facility"........ each of The Depository Trust Company and the Philadelphia Depository Trust
                                        Company, together the "Book-Entry
                                        Transfer Facilities"
 "Business Day"........................ has the meaning given to it in Rule
                                        14d-1 under the Exchange Act
 "Canada".............................. Canada, its provinces, territories and all areas subject to its jurisdiction
                                        and any political sub-division thereof
 "certificated" or "in certificated     a share or other security which is not
  form"................................ in uncertificated form
 "Citizens Power"...................... Citizens Power LLC, previously named
                                        Citizens Lehman Power L.L.C.
 "City Code"........................... The City Code on Takeovers and Mergers
                                        of the UK
 "Closing Price"....................... the closing middle market quotation of an Energy Group Share as derived from
                                        the London Stock Exchange Daily
                                        Official List
 "Companies Act"....................... the Companies Act 1985 (as amended) of
                                        England and Wales
 "Conditions".......................... the conditions of the Offer described in Part A of Appendix I and
                                        "Condition" means any one of them
 "CREST"............................... the relevant system (as defined in the
                                        Regulations) in respect of which by
                                        CRESTCo is the Operator (as defined in
                                        the Regulations)
 "CRESTCo"............................. CRESTCo Limited
 "CREST member"........................ a person who has been admitted by
                                        CRESTCo as a system-member (as defined
                                        in the Regulations)
 "CREST participant"................... a person who is, in relation to CREST, a system-participant (as defined in
                                        the Regulations)
 "CREST sponsor"....................... a CREST participant admitted to CREST as a sponsored member

 "CREST sponsored member".............. a CREST member admitted to CREST as a sponsored member
 "Dealer Manager"...................... Goldman, Sachs & Co., in its capacity as dealer manager for the Offer in the
                                        US
 "Demerger"............................ the demerger by Hanson of The Energy
                                        Group
 "Demerger Agreement".................. the agreement dated 27 January 1997 between Hanson and The Energy Group
                                        relating to the Demerger
 "Demerger Date"....................... 24 February 1997
 "Demerger Transactions"............... the transactions described in the
                                        Demerger Agreement, pursuant to which
                                        The Energy Group became the holding
                                        company of the TEG Group, as then
                                        constituted, and the Peabody Holding
                                        Transaction
 "Deposit Agreement"................... the deposit agreement between The
                                        Energy Group, Citibank, N.A. and the
                                        holders, from time to time, of Energy
                                        Group ADSs
 "DGES"................................ The Director General of Electricity
                                        Supply of the UK
 "Eastern"............................. Eastern Group plc and/or its
                                        subsidiaries or any of them from time
                                        to time as the context may require
 "Electricity Pool".................... the electricity trading market in
                                        England and Wales
 "Eligible Institution"................ a financial institution (including most banks, savings and loan
                                        associations and brokerage houses)
                                        which is a participant in the
                                        Securities Transfer Agents Medallion
                                        Program, the New York Stock Exchange
                                        Medallion Program, or the Stock
                                        Exchange Medallion Program
 "Energy Group ADRs"................... American Depositary Receipts
                                        evidencing Energy Group ADSs
 "Energy Group ADSs"................... American Depositary Shares issued in respect of Energy Group Shares, each
                                        representing four Energy Group Shares,
                                        as evidenced by Energy Group ADRs
 "Energy Group Listing Particulars" or  the listing particulars relating to
  "Listing Particulars"................ The Energy Group dated 27 January
                                        1997, published in accordance with the
                                        Listing Rules
 "Energy Group Securities"............. Energy Group Shares and Energy Group
                                        ADSs
 "Energy Group Shares"................. shares of 10p each in the share capital of The Energy Group
 "Energy Group Share Schemes".......... the Energy Group Executive Share
                                        Option Scheme, the Energy Group
                                        Sharesave Scheme, the Energy Group
                                        Long-term Incentive Plan and the
                                        Energy Group Special Additional Bonus
                                        Scheme
 "Enlarged Group"...................... the PacifiCorp Group as enlarged by the acquisition of The Energy Group
 "Exchange Act"........................ the US Securities Exchange Act of
                                        1934, as amended, and the rules and
                                        regulations promulgated thereunder

 "FERC"................................ the US Federal Energy Regulatory
                                        Commission
 "First Hydro"......................... the pumped storage business of
                                        National Grid Group
 "Form of Acceptance".................. the form of acceptance, election and authority relating to the Offer
                                        accompanying this document for use by
                                        holders of Energy Group Shares (but
                                        not by holders of Energy Group ADSs)
 "Guaranteed Delivery Procedures"...... the guaranteed delivery procedures for
                                        Energy Group ADSs set out in paragraph
                                        9 of Part B of Appendix I
 "Hanson".............................. Hanson PLC
 "Hanson Group"........................ Hanson and its subsidiary undertakings from time to time
 "Information Agent"................... Shareholder Communications
                                        Corporation, in its capacity as
                                        information agent for the Offer
 "Initial Closing Date"................ 3.00 p.m. (London time), 10.00 a.m.
                                        (New York City time) on 29 July 1997,
                                        unless and until PacifiCorp
                                        Acquisitions, in its discretion, shall
                                        have extended the Initial Offer
                                        Period, in which case the term
                                        "Initial Closing Date" shall mean the
                                        latest time and date at which the
                                        Initial Offer Period, as so extended
                                        by PacifiCorp Acquisitions, will
                                        expire or, if earlier, the time at
                                        which the Offer becomes or is declared
                                        wholly unconditional
 "Initial Offer Period"................ the period from the date of this document to and including the Initial
                                        Closing Date
 "Lazard".............................. Lazard Brothers & Co., Limited and
                                        Lazard Freres & Co. Limited
 "Letter of Transmittal"............... the letter of transmittal relating to the Offer accompanying this document
                                        for use by holders of Energy Group
                                        ADSs
 "LIBOR"............................... the London Inter-Bank Offered Rate,
                                        determined in accordance with the
                                        terms of the Loan Notes, a summary of
                                        which is set out in Appendix II
 "Listing Rules"....................... the Listing Rules of the London Stock
                                        Exchange
 "Loan Note Alternative"............... the alternative under which holders of
                                        Energy Group Shares who validly accept
                                        the Offer will be entitled to elect to
                                        receive Loan Notes instead of the cash
                                        consideration otherwise payable to
                                        them
 "Loan Notes".......................... the Floating Rate Unsecured Loan Notes
                                        2004 of PacifiCorp Acquisitions, to be
                                        issued pursuant to the Loan Note
                                        Alternative
 "London Stock Exchange"............... London Stock Exchange Limited
 "member account ID"................... the identification code or number attached to any member account in
                                        CREST
 "Morgan Stanley"...................... Morgan Stanley & Co. Limited
 "National Grid Group"................. The National Grid Group plc
 "National Power"...................... National Power plc

 "Offer"............................... the offer made by Goldman Sachs
                                        International on behalf of PacifiCorp
                                        Acquisitions to acquire the Energy
                                        Group Securities as set out in this
                                        document including, where the context
                                        permits and/or requires, the Loan Note
                                        Alternative and any subsequent
                                        revision, variation, extension, or
                                        renewal of such offer or such
                                        alternative
 "OFFER"............................... the Office of Electricity Regulation
                                        of the UK
 "PacifiCorp Group".................... PacifiCorp and its subsidiaries and subsidiary undertakings and, where the
                                        context permits, each of them
 "Panel"............................... The Panel on Takeovers and Mergers of
                                        the UK
 "participant ID"...................... the identification code or membership numbered used in CREST to identify a
                                        particular CREST member or other CREST
                                        participant
 "Peabody"............................. Peabody Holding, Lee Ranch Coal
                                        Company and Peabody Australia
 "Peabody Australia"................... Peabody Resources Limited and its
                                        subsidiaries, the Australian
                                        operations of Peabody
 "Peabody Holding"..................... Peabody Holding Company, Inc. and its
                                        subsidiaries
 "Peabody Holding Transaction"......... the transaction whereby Peabody US
                                        Holding Inc., a subsidiary of Hanson,
                                        transferred to GFAC International
                                        Holdings Inc. the entire issued share
                                        capital of Peabody Holding for a cash
                                        sum of US$1,637.5 million
 "PHI"................................. PacifiCorp Holdings, Inc.
 "Powercoal"........................... PacifiCorp Powercoal, LLC, a wholly owned subsidiary of PacifiCorp
 "PowerGen"............................ PowerGen plc
 "Regulations"......................... the Uncertificated Securities
                                        Regulations 1995 (SI 1995 No. 95/3272)
 "Rollalong"........................... Rollalong Limited and, where the context permits, its subsidiary,
                                        Rollalong Hire Limited
 "SEC"................................. the US Securities and Exchange
                                        Commission
 "Securities Act"...................... the US Securities Act of 1933, as
                                        amended, and the rules and regulations
                                        promulgated thereunder
 "Subsequent Offer Period"............. the period following the Initial
                                        Closing Date during which the Offer
                                        remains open for acceptance
 "TEG Group"........................... The Energy Group and its subsidiaries and subsidiary undertakings and, where
                                        the context permits, each of them
 "TFE instruction"..................... a Transfer from Escrow instruction (as defined by the CREST Manual issued by
                                        CRESTCo)
 "The Energy Group".................... The Energy Group PLC
 "TTE instruction"..................... a Transfer to Escrow instruction (as defined by the CREST Manual issued by
                                        CRESTCo)

 "UK" or "United Kingdom".............. the United Kingdom of Great Britain
                                        and Northern Ireland
 "UK GAAP"............................. UK generally accepted accounting principles
 "UK Receiving Agent".................. Independent Registrars Group Limited,
                                        in its capacity as UK receiving agent
                                        to the Offer
 "uncertificated" or "in uncertificated
  form"................................ recorded on the relevant register of the share or security concerned as
                                        being held in uncertificated form in
                                        CREST, and title to which, by virtue
                                        of the Regulations, may be transferred
                                        by means of CREST
 "United States" or "US"............... the United States of America, its
                                        territories and possessions, any State
                                        of the United States and the District
                                        of Columbia, and all other areas
                                        subject to its jurisdiction
 "US Depositary"....................... Continental Stock Transfer & Trust
                                        Company, in its capacity as US
                                        depositary
 "US GAAP"............................. US generally accepted accounting principles
 "US HSR Act".......................... the US Hart-Scott-Rodino Antitrust
                                        Improvements Act of 1976, as amended,
                                        and the rules and regulations
                                        promulgated thereunder
 "(Pounds)" or "pounds sterling"....... the lawful currency of the United
                                        Kingdom
 "$" or "US dollar".................... the lawful currency of the United
                                        States

                 ACCEPTANCES IN RESPECT OF ENERGY GROUP SHARES

  Duly completed Forms of Acceptance, accompanied by certificates in respect of Energy Group Shares and/or other documents of title, should be delivered to the UK Receiving Agent or the US Depositary at one of the addresses set out below.

  The UK Receiving Agent for the Offer is:

                            New Issues Department,
                     Independent Registrars Group Limited

                             For Information Call:

                                 0181 639 2166

               By Mail:                                By Hand:
              PO Box 166,                         23 Ironmonger Lane,
             Bourne House,                           London EC2
          34 Beckenham Road,
               Beckenham
             Kent BR3 4TH


                  ACCEPTANCES IN RESPECT OF ENERGY GROUP ADSS

  Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, Energy Group ADRs and any other required documents should be sent or delivered by each holder of Energy Group ADSs or his broker, dealer, commercial bank, trust company or other nominee to the US Depositary at one of its addresses set out below.

  The US Depositary for the Offer is:

                  Continental Stock Transfer & Trust Company

                             For Information Call:

                            1-800 733 8481 ext. 475
                            Facsimile Transmission:      By Hand or Overnight
          By Mail      (for Eligible Institutions Only)       Courier:
    Continental Stock           (212) 248 8495           Continental Stock
 Transfer & Trust Company                             Transfer & Trust Company
     c/o Shareholder                                      c/o Shareholder
      Communications                                       Communications
       Corporation                                          Corporation
  17 State Street, 24th                                17 State Street, 24th
          Floor                                                Floor
    New York, NY 10004                                   New York, NY 10004
Attn: Tenders & Exchanges                            Attn: Tenders & Exchanges

                            ADDITIONAL INFORMATION

  Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery or the Form of Acceptance may be directed to Goldman Sachs International, the Dealer Manager or the Information Agent at their respective addresses and telephone numbers listed below, or to the US Depositary or the UK Receiving Agent at their respective addresses and telephone numbers mentioned above. You may also contact your local broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

  The Information Agent for the Offer is:

                    Shareholder Communications Corporation
                                17 State Street
                                  27th Floor
                           New York, New York 10004

                   Call Toll Free: 1-800-733-8481, ext. 475

  The Offer is being made on behalf of PacifiCorp Acquisitions by:

                          Goldman Sachs International
                              Peterborough Court
                               133 Fleet Street
                                London EC4A 2BB
                                 0171 774 1000

  The Dealer Manager for the Offer is:

                             Goldman, Sachs & Co.
                                85 Broad Street
                                   New York
                                New York 10004
                      (212) 902 1000 within New York City
               1-800-323-5678 (Toll Free) outside New York City